EXELIXIS®

2012 ANNUAL REPORT

First Approval


13001670

Broad Development

Franchise Potential



COMETRIQ™ (Cabozantinib)

Focused on Cabozantinib

Since 2011, we've focused our efforts exclusively on our lead compound, cabozantinib, which we believe has the potential to become an oncology franchise. In November 2012, we made important progress toward realizing that potential when we received FDA approval to market the compound as COMETRIQ™ (cabozantinib) for the treatment of progressive, metastatic medullary thyroid cancer (MTC).

To maximize the opportunity around cabozantinib, we have established a broad clinical development program focused on differentiating the compound and exploring its potential in a variety of tumor types. The program encompasses pivotal trials in castration-resistant prostate cancer (CRPC) and medullary thyroid cancer, as well as planned pivotal trials in renal cell cancer (RCC) and hepatocellular cancer (HCC) that we expect to start in 2013. In addition, there are more than 30 ongoing or planned phase 1 and 2 studies, including 13 studies planned or active under our collaboration with the National Cancer Institute's Cancer Therapy Evaluation Program (NCI–CTEP) and 20 studies progressing through our Investigator-Sponsored Trial program.

Beyond cabozantinib, there are 10 additional compounds or programs out-licensed to partners for which Exelixis is eligible for substantial milestones and royalties in various disease therapeutic areas, including oncology, inflammation, cardiovascular disease and metabolic disease. Included among these compounds is GDC-0973 (XL518), a MEK inhibitor currently being evaluated in a phase 3 trial by Genentech, a member of the Roche Group, under a collaboration agreement with Exelixis. For more information regarding all of our collaborations, please see the Form 10-K that is part of this Annual Report.

Building a Franchise



Broad Development Program
Single Arm PHASE 2
CRPC
Hormone receptor positive breast cancer
Triple negative breast cancer
NSCLC (RET fusion)
NSCLC (EGFR mutation) Planned for 2013
Multiple myeloma
HCC with bone metastases
Solid tumors with bone metastases
Pancreatic neuroendocrine and carcinoid tumors
Sarcoma
Differentiated thyroid cancer
Bladder cancer
Randomized PHASE 2
RCC Planned for 2013
NSCLC (EGFR wildtype) Planned for 2013
Ocular melanoma Planned for 2013
Ovarian cancer
CRPC combination with abiraterone Planned for 2013
CRPC combination with enzalutamide Planned for 2013
PHASE 3
EXAM* MTC
COMET-1 CRPC
COMET-2 CRPC
RCC Planned for 2013
HCC Planned for 2013
Marketed
COMETRIQ™ for progressive, metastatic MTC
Exelixis
NCI-CTEP
Investigator Sponsored Trial
*Serves as the basis for the approved indication and post-marketing commitments.
Note: Graphic does not include several additional phase 1 and phase 2 studies either ongoing or planned.

To Our Stockholders



Michael M. Morrissey, Ph.D.
President and Chief Executive Officer

In November 2012, the FDA approved COMETRIQ™ (cabozantinib) for the treatment of progressive, metastatic medullary thyroid cancer (MTC). An approval is a significant event for any organization, but especially so for us, since COMETRIQ is the first compound that we've taken from discovery into development and subsequently on to commercialization. It not only represents an important new treatment option for patients with progressive, metastatic MTC, but it also serves as evidence of the company's maturation. Through the approval process, we gained important regulatory experience and worked to establish the commercial expertise and infrastructure necessary to capitalize on the many opportunities that lie ahead.

We view our first approval as an important transitional step on our way toward realizing the full value of COMETRIQ. Although we have an approved product, Exelixis today remains primarily a development-stage company committed to innovation and execution. The discovery of COMETRIQ was guided by a compelling scientific rationale, which continues to drive its development in a broad array of indications. We believe the opportunity to build a COMETRIQ franchise comprising multiple cancer indications with substantial clinical and commercial potential is the key value driver for Exelixis as we move forward.

COMETRIQ (cabozantinib) Approval in Progressive, Metastatic MTC

The approval of COMETRIQ in progressive, metastatic MTC is an important first step in building the COMETRIQ franchise. In 2011, we refocused our efforts exclusively on cabozantinib and committed to scaling future investments commensurate with the opportunity for value creation. We are adhering to this strategy as we move forward in the progressive, metastatic MTC indication, which we believe has an addressable population of approximately 500-700 patients in the United States. In particular, we are taking an outsourced sales approach, which enables us to commercialize COMETRIQ for the treatment of progressive, metastatic MTC with a limited upfront investment, while providing future flexibility to make additional investments as the opportunity expands. Such expansion could include an MTC indication in Europe, as the European Medicines Agency accepted the Marketing Authorization Application for COMETRIQ for review in November 2012, and is expected to issue its ruling in late 2013 or early 2014.

We made COMETRIQ commercially available in January, and I would like to take this opportunity to once again thank the many patients, physicians, and current and former Exelixis employees who helped to make the approval of COMETRIQ in the United States a reality.

Building a COMETRIQ (cabozantinib) Franchise: Ongoing Clinical Research

To date, cabozantinib has demonstrated anti-tumor activity across a range of tumor types, including castration-resistant prostate cancer (CRPC), hepatocellular carcinoma (HCC), renal cell carcinoma (RCC), metastatic breast cancer, non-small cell lung cancer (NSCLC), and several others. To evaluate these many opportunities, we are executing on a broad clinical development program, which to date includes two ongoing phase 3 trials in metastatic CRPC, pivotal studies in metastatic HCC and metastatic RCC expected to start later this year, a variety of phase 2 and signal search trials conducted under our collaboration with the National Cancer Institute's Cancer Therapy Evaluation Program (CTEP), and a robust Investigator-Sponsored Trial (IST) program. The data generated from these trials could support approval of cabozantinib in metastatic

CRPC, metastatic HCC, and metastatic RCC, and will provide critical information to guide development decisions in other indications.

Castration-Resistant Prostate Cancer

Based on data from multiple clinical trials, we believe cabozantinib has a unique and differentiated clinical profile compared with other agents used in the treatment of CRPC. The data show that cabozantinib has anti-tumor activity against both nodal and visceral disease, and also results in a high rate of bone scan response. Consistent with improvements in bone lesions, cabozantinib has been shown to improve bone lesion-related pain and to allow patients with bone pain to decrease or discontinue narcotic usage. Improvement in median progression-free survival in men with metastatic CRPC has also been demonstrated. This profile differentiates cabozantinib from other CRPC therapies that address either soft tissue or bone lesions, but not both. Importantly, the soft tissue responses, bone scan responses, and improvements in pain and narcotic usage have been seen with doses as low as 40 mg daily of cabozantinib.

Two randomized, blinded phase 3 pivotal trials of cabozantinib (COMET-1 and COMET-2) are ongoing in men with metastatic CRPC. COMET-1 is designed to demonstrate improved overall survival for patients treated with cabozantinib compared with patients receiving prednisone. COMET-2 is designed to assess pain palliation in metastatic CRPC patients who have bone pain, and will compare cabozantinib against mitoxantrone in combination with prednisone. Both trials are being conducted in a double-blind fashion. Top-line data from both trials are expected in 2014, and the combined data package has the potential to differentiate cabozantinib in the market for metastatic CRPC therapies. If both trials prove successful, cabozantinib would be the first agent to demonstrate simultaneous improvement in overall survival and relief of symptoms such as bone pain in metastatic CRPC patients.

Consistent with our strategy for leveraging the unique activity profile of cabozantinib in CRPC, we also intend to initiate randomized phase 2 studies that will evaluate cabozantinib in combination with abiraterone or enzalutamide in patients who have not yet been treated with chemotherapy.

Hepatocellular and Renal Cell Carcinomas

Data from a phase 2 randomized discontinuation trial and another early phase study have shown compelling anti-tumor activity in metastatic HCC and metastatic RCC, and we expect to initiate pivotal trials in each of these indications in 2013. The open-label phase 3 RCC study will compare cabozantinib versus everolimus in patients who have previously received and progressed on at least one prior VEGFR tyrosine kinase inhibitor therapy; the primary endpoint will be progression-free survival, with overall survival as a secondary endpoint. The randomized, blinded phase 3 HCC trial will compare cabozantinib versus placebo in patients previously treated with sorafenib. The primary endpoint for this study will be overall survival.

Other ongoing trials conducted under our CTEP collaboration and our IST program are exploring additional opportunities including metastatic breast cancer, NSCLC, and melanoma, as well as other cancers in which bone metastases contribute to morbidity and mortality.


Phase 3
MTC
CRPC
HCC
RCC

Translating progress into opportunities

The Resources to Realize Our Vision

Exelixis has substantial financial resources available to support the ongoing development of cabozantinib. In 2012, we raised net proceeds of $481 million through a public offering of common stock in February and concurrent offerings of common stock and convertible debt in August. These strategic financings allow us to pursue multiple COMETRIQ opportunities simultaneously rather than sequentially, which we believe will enable more rapid and near-term value creation for our stockholders and help to further achieve our vision of improving the lives of patients with cancer.

Beyond COMETRIQ, Exelixis has a maturing pipeline of partnered assets with potential to create additional revenue opportunities. More than 25 clinical trials of compounds discovered at Exelixis are currently active under partnerships with Genentech, Sanofi, GlaxoSmithKline, Bristol-Myers Squibb, and Daiichi Sankyo. Our most advanced partnered product is GDC-0973 (XL518), a MEK inhibitor currently being evaluated in a phase 3 trial under our partnership with Genentech. This trial is evaluating GDC-0973 (XL518) in combination with Zelboraf® (vemurafenib) as first-line therapy for patients with melanoma. Our MEK partnership with Genentech offers Exelixis compelling economics, with the option to co-promote the compound in the United States. We are also entitled to share profits and losses on U.S. actual sales on a multi-tiered basis that ranges from 50% on the first $200 million in actual sales to 30% for actual sales above $400 million and will share equally in the U.S. marketing and commercialization costs. Outside of the United States, Exelixis is entitled to low double-digit royalties.

Potential milestones across our portfolio of partnered compounds provide additional revenue opportunities that could further enhance our financial position. We believe that the commercialization of COMETRIQ following our initial approval in progressive, metastatic MTC, our financial management and our partnered portfolio, collectively, have the potential to provide Exelixis with additional capital resources to advance the broad cabozantinib development program in furtherance of our objective to build COMETRIQ into a major oncology franchise.

2013 Goals

Our 2013 goals are focused on translating the progress made in 2012 into additional opportunities for patients and our stockholders. We expect to significantly advance the COMET studies this year, which should support reporting of top-line data in metastatic CRPC in 2014. Planned pivotal trials in metastatic RCC and metastatic HCC are designed to further expand the COMETRIQ label and franchise in the years to come. Phase 2 trials exploring the clinical activity and profile of cabozantinib in earlier stages of CRPC are important steps toward ultimately reaching a larger portion of the CRPC market. As we focus on executing these near-term clinical strategies, we will rigorously evaluate the data generated in earlier-stage trials to prioritize additional opportunities for increasing the value of COMETRIQ. The data-driven process that led to the approval and commercialization of COMETRIQ in progressive, metastatic MTC will continue to guide our investment and development decisions going forward.

We've only just received our first product approval, and the road ahead is filled with opportunities for creating value for patients, physicians, and investors. Once again, I thank our employees and our stockholders for sharing our vision and urgency, and for helping us reach our ultimate goal of improving the care and outcomes of cancer patients.



Michael M. Morrissey, Ph.D.
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 28, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-30235

EXELIXIS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**04-3257395**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**

210 East Grand Ave.
South San Francisco, CA 94080
(650) 837-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock $.001 Par Value per Share	**The Nasdaq Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer (Do not check if a smaller reporting company) ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $805,020,926 (Based on the closing sales price of the registrant's common stock on that date. Excludes an aggregate of 3,220,841 shares of the registrant's common stock held by persons who were directors and/or executive officers of the registrant at June 29, 2012 on the basis that such persons may be deemed to have been affiliates of the registrant at such date. Exclusion of such shares should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant or that such person is controlled by or under common control with the registrant.)

As of February 14, 2013, there were 183,718,371 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than April 29, 2013, in connection with the registrant's 2013 Annual Meeting of Stockholders are incorporated herein by reference into Part III of this Annual Report on Form 10-K.

EXELIXIS, INC.

FORM 10-K

INDEX

PART I

Some of the statements under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Annual Report on Form 10-K are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry and involve known and unknown risks, uncertainties and other factors that may cause our company's or our industry's results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in, or contemplated by, the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "focus," "assume," "goal," "objective," "will," "may," "should," "would," "could," "estimate," "predict," "potential," "continue," "encouraging" or the negative of such terms or other similar expressions identify forward-looking statements. Our actual results and the timing of events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed in "Item 1A. Risk Factors" as well as those discussed elsewhere in this Annual Report on Form 10-K. These and many other factors could affect our future financial and operating results. We undertake no obligation to update any forward-looking statement to reflect events after the date of this report.

Exelixis has adopted a 52- or 53-week fiscal year that generally ends on the Friday closest to December 31st. Fiscal year 2010, a 52-week year, ended on December 31, 2010, fiscal year 2011, a 52-week year, ended on December 30, 2011, and fiscal year 2012, a 52-week year, ended on December 28, 2012. Fiscal year 2013, a 52-week year, will end on December 27, 2013. For convenience, references in this report as of and for the fiscal years ended December 31, 2010, December 30, 2011 and December 28, 2012 are indicated on a calendar year basis, ended December 31, 2010, 2011 and 2012, respectively.

ITEM 1. BUSINESS

Overview

Exelixis, Inc. ("Exelixis," "we," "our" or "us") is a biotechnology company committed to developing small molecule therapies for the treatment of cancer. We are focusing our proprietary resources and development and commercialization efforts exclusively on COMETRIQ™ (cabozantinib), our wholly-owned inhibitor of multiple receptor tyrosine kinases. On November 29, 2012, the U.S. Food and Drug Administration, or FDA, approved COMETRIQ for the treatment of progressive, metastatic medullary thyroid cancer, or MTC, in the United States. COMETRIQ is being evaluated in a variety of other cancer indications through a broad development program, including two ongoing phase 3 pivotal trials in metastatic castration-resistant prostate cancer, or CRPC, and two additional phase 3 pivotal trials in metastatic hepatocellular cancer and metastatic renal cell cancer that we plan to initiate in 2013. We believe COMETRIQ has the potential to be a high-quality, broadly-active and differentiated anti-cancer agent that can make a meaningful difference in the lives of patients. Our objective is to develop COMETRIQ into a major oncology franchise, and we believe that the approval of COMETRIQ for the treatment of progressive, metastatic MTC provides us with the opportunity to establish a commercial presence in furtherance of this objective.

We have also established a portfolio of other novel compounds that we believe have the potential to address serious unmet medical needs. Many of these compounds are being advanced by partners as part of collaborations, at no cost to us but with significant retained economics to Exelixis in the event these compounds are commercialized. As disclosed on ClinicalTrials.gov (NCT01689519), a phase 3 clinical trial for one of these compounds, GDC-0973 (XL518), which we out-licensed to Genentech, Inc. (a wholly-owned member of the Roche Group), was initiated on November 1, 2012.

Our Strategy

We believe that the available clinical data demonstrate that COMETRIQ has the potential to be a broadly active anti-cancer agent, and our objective is to build COMETRIQ into a major oncology franchise. The initial regulatory approval of COMETRIQ to treat progressive, metastatic MTC provides a niche market opportunity that allows us to gain commercialization and marketing experience at relatively low cost while providing a solid foundation for potential expansion into larger cancer indications.

We intend to advance COMETRIQ through an extensive development program exploring multiple cancer indications including, but not limited to, prostate, hepatocellular, renal, breast and non-small-cell-lung cancers. We intend to focus our internal efforts on cancers for which we believe COMETRIQ has significant therapeutic and commercial potential in the near term, while utilizing our Cooperative Research and Development Agreement, or CRADA, with the National Cancer Institute's Cancer Therapy Evaluation Program, or NCI-CTEP, and investigator sponsored trials, or ISTs, to generate additional data to allow us to prioritize future late stage trials in a cost-effective fashion. We believe that this staged approach to building value represents the most rational and effective use of our personnel and financial resources.

COMETRIQ™ (cabozantinib)

COMETRIQ inhibits the activity of multiple tyrosine kinases, including RET, MET, and VEGFR2. These receptor tyrosine kinases are involved in both normal cellular function and in pathologic processes such as oncogenesis, metastasis, tumor angiogenesis, and maintenance of the tumor microenvironment. On November 29, 2012, the FDA approved COMETRIQ for the treatment of progressive, metastatic MTC in the United States and we commercially launched COMETRIQ in January 2013.

The recommended dose of COMETRIQ in progressive, metastatic MTC is 140 mg orally, once daily (one 80 mg capsule and three 20 mg capsules) administered without food, and this dose may be reduced stepwise to 100 or 60 mg once daily to appropriately manage each individual patient's tolerability.

The COMETRIQ label has boxed warnings concerning risk of gastrointestinal perforations and fistulas, and severe hemorrhage. Other warnings and precautions include thrombotic events, wound complications, hypertension, osteonecrosis of the jaw, palmar-plantar erythrodysesthesia, proteinuria, reversible posterior leukoencephalopathy syndrome, caution regarding the potential for drug interactions with strong CYP3A4 inducers or inhibitors, the recommendation against use in patients with moderate or severe hepatic impairment, and the potential for embryo-fetal toxicity.

EXAM Pivotal Trial

COMETRIQ's safety and efficacy were assessed in an international, multi-center, randomized double-blinded controlled trial of 330 patients with progressive, metastatic MTC, known as EXAM (Efficacy of XL184 (Cabozantinib) in Advanced Medullary Thyroid Cancer). Patients were required to have evidence of actively progressive disease within 14 months prior to study entry confirmed by an Independent Radiology Review Committee, or IRRC, masked to treatment assignment (89%), or the treating physician (11%). Patients were randomized (2:1) to receive COMETRIQ 140 mg (n = 219) or placebo (n = 111) orally, once daily until disease progression determined by the treating physician or until intolerable toxicity. Randomization was stratified by age (≤65 years vs. > 65 years) and prior use of a tyrosine kinase inhibitor. No cross-over was allowed at the time of progression. The primary endpoint was to compare progression-free survival, or PFS, in patients receiving COMETRIQ versus patients receiving placebo. Secondary endpoints included objective response rate and overall survival. The main efficacy outcome measures of PFS, objective response and response duration were based on IRRC-confirmed events using modified Response Evaluation Criteria in Solid Tumors (RECIST) (a widely used set of rules that define when cancer patients improve ("respond"), stay the same ("stabilize") or worsen ("progress") during treatments).

A statistically significant prolongation in PFS was demonstrated among COMETRIQ-treated patients compared to those receiving placebo [HR 0.28 (95% CI: 0.19, 0.40); p<0.0001], with median PFS of 11.2 months in the COMETRIQ arm and 4.0 months in the placebo arm. Partial responses were observed only among patients in the COMETRIQ arm (27% vs 0%; p<0.0001). The median duration of objective response was 14.7 months (95% CI: 11.1, 19.3) for patients treated with COMETRIQ. There was no statistically significant difference in overall survival between the treatment arms at the planned interim analysis.

Postmarketing Commitments

In connection with the approval of COMETRIQ for the treatment of progressive, metastatic MTC, we are required to provide the analysis of mature overall survival data from the EXAM trial when the required 217 events (deaths) have occurred.

We are also subject to the following postmarketing requirements:

- A phase 2 study comparing a lower dose of COMETRIQ with the labeled dose of 140 mg. This study will evaluate safety and PFS in progressive, metastatic MTC patients.
- Two clinical pharmacology studies assessing the pharmacokinetics of COMETRIQ. One will address the effect of administering COMETRIQ in conjunction with agents that increase gastric pH such as proton pump inhibitors, and the other study will assess the pharmacokinetics of COMETRIQ in patients with hepatic impairment.
- Four non-clinical studies to further assess the carcinogenicity, mutagenicity and teratogenicity of COMETRIQ.

Commercialization

COMETRIQ became commercially available in the United States in January 2013 and is being marketed in the United States principally through a small commercial team with relevant expertise in the promotion, distribution and reimbursement of niche oncology drugs. We have also fielded a small, outsourced specialty sales force whose responsibility is to promote COMETRIQ for its approved indication to customers. The wholesale acquisition cost of COMETRIQ has been set at $9,900 for a 28-day supply. COMETRIQ has been flat priced, meaning each dosage strength will be priced the same. We currently estimate that there are between 500 and 700 first and second line metastatic MTC patients in the United States each year who will be eligible for COMETRIQ.

We have scaled our commercial organization so that it is commensurate with the size of the market opportunity for progressive, metastatic MTC. We have also designed our commercial organization to maintain the maximum amount of flexibility, and to enable us to quickly scale up if additional indications are approved in the future. We believe we have created an efficient commercial organization, taking advantage of outsourcing options where prudent to maximize the effectiveness of our commercial expenditures.

To help ensure that all eligible progressive, metastatic MTC patients have appropriate access to COMETRIQ, we have established a comprehensive reimbursement and support program called Exelixis Access Services. Through Exelixis Access Services, we intend: to provide co-pay assistance to qualified, commercially insured patients to help minimize out-of-pocket costs; to provide free drug to uninsured patients who meet certain clinical and financial criteria; and to make contributions to independent co-pay assistance charities to help patients who don't qualify for our co-pay assistance program. In addition, Exelixis Access Services is designed to provide comprehensive reimbursement support services, such as prior authorization support, benefits investigation, and if needed, appeals support.

COMETRIQ is distributed in the United States exclusively through Diplomat Specialty Pharmacy, an independent specialty pharmacy that will allow for efficient delivery of the medication by mail directly to patients.

To further support appropriate utilization and future development of COMETRIQ, our Medical Affairs department is responsible for providing appropriate scientific and medical education and information to physicians, and preparing scientific presentations and publications, and overseeing the process for ISTs.

EMA Marketing Authorization Application for COMETRIQ

In November 2012, the European Medicines Agency accepted for review our Marketing Authorization Application, or MAA, for COMETRIQ for the proposed indication of treatment of progressive, unresectable, locally advanced, or metastatic MTC. The completion of the MAA validation process confirms that the submission is sufficient to permit a substantive review for marketing authorization in the European Union. COMETRIQ received orphan drug designation in the European Union from the Committee for Orphan Medicinal Products for the treatment of MTC in February 2009.

Cabozantinib Development Program

We believe that cabozantinib's broad clinical profile is compelling and will allow commercial differentiation, assuming regulatory approval. The most advanced clinical program for cabozantinib beyond progressive, metastatic MTC is focused on the treatment of metastatic CRPC. It is a priority for us to generate additional data in a broad range of tumor types, including hepatocellular cancer, renal cell carcinoma, ovarian cancer, melanoma, breast cancer, non-small cell lung cancer and differentiated thyroid cancer, to support further prioritization of our clinical and commercial options. In addition, postmarketing requirements in connection with the approval of COMETRIQ in progressive, metastatic MTC dictate that we conduct additional studies in progressive, metastatic MTC related to dosing, pharmacokinetics, carcinogenicity, mutagenicity and teratogenicity of COMETRIQ as more fully described above under "—Postmarketing Commitments."

CRPC

Exelixis has implemented a focused clinical strategy to investigate cabozantinib in a comprehensive development program for CRPC to potentially generate a product that could effectively compete in the CRPC marketplace. Interim data from our randomized discontinuation trial, or RDT, suggest that cabozantinib has shown novel activity against bone and soft tissue lesions in patients with CRPC. In addition, interim data demonstrated that CRPC patients with bone metastases and bone pain at baseline experienced alleviation of pain, were able to reduce or discontinue narcotic medication and experienced a reduction in circulating tumor cell count. Lower starting doses of cabozantinib are being evaluated in CRPC patients in a non-randomized expansion cohort, or NRE, of the RDT treated at a daily dose of 40 mg, and in a dose-ranging study in CRPC patients conducted through an IST. Interim data from the NRE reported at the European Society for Medical Oncology, or ESMO, Annual Meeting in September 2012 suggest that the 40 mg daily dose has similar clinical activity to the 100 mg daily dose used in the RDT for key parameters, including reduction of metastatic bone and soft tissue disease, and reduction of bone pain and narcotic use, with an apparent improvement in tolerability compared to the 100 mg dose cohort. Interim data from the 40 mg cohort of the dose-ranging IST reported at the American Society of Clinical Oncology Annual Meeting, or ASCO, in June 2012 had demonstrated similar clinical activity.

Two phase 3 pivotal trials, COMET-1 (CabOzantinib MET Inhibition CRPC Efficacy Trial-1) and COMET-2, were designed to provide an opportunity to clinically and commercially differentiate cabozantinib as an oncology agent with a potentially beneficial impact on overall survival, pain, and narcotic usage. We initiated the COMET-1 trial with an overall survival endpoint in May 2012 and we initiated the COMET-2 trial with a pain palliation endpoint in December 2011. We currently believe that the top-line results from the COMET-1 and COMET-2 trials will be available in 2014.

COMET-1 is a double-blind, placebo-controlled study designed to include up to 280 international sites. The trial is designed to enroll 960 patients with CRPC that is metastatic to the bone and who have failed prior docetaxel therapy, and have also failed prior abiraterone and/or enzalutamide therapies. There is no limit to the number, order or type of prior treatments. Patients will be randomized 2:1 to receive cabozantinib (60 mg daily, N=640) or prednisone (5 mg twice daily, N=320). Each arm will also receive placebo to account for the once-daily versus twice-daily dosing regimens of cabozantinib and prednisone, respectively. The trial has 90% power to detect a 25% reduction in the risk of death (HR = 0.75). The final analysis will be event driven, with 578 events (deaths) required. A single interim analysis is planned after 387 events. The secondary endpoint is bone scan response as assessed by an independent radiology facility.

COMET-2 is a double-blind, placebo-controlled study designed to enroll 246 patients with CRPC that is metastatic to the bone, who are suffering from moderate to severe bone pain despite optimized narcotic medication, and who have failed prior docetaxel therapy, and have also failed prior abiraterone and/or enzalutamide therapies. The trial is being conducted in English-speaking regions, including the United States, Canada, Australia, and the United Kingdom. Patients are being randomized 1:1 to receive either cabozantinib or mitoxantrone/prednisone. Alleviation of bone pain will be determined by comparing the percentage of patients in the two treatment arms who achieve a pain response at Week 6 that is confirmed at Week 12. The trial design assumes that 25% of patients in the cabozantinib arm will have a pain response while 8% of patients in the mitoxantrone/prednisone arm will have a pain response. Prior to randomization, patients will undergo a period during which their pain medication is optimized using one long acting narcotic medication and one immediate release narcotic medication. This optimization follows a standard approach defined in the National Comprehensive Cancer Network guidelines. Patients in the cabozantinib arm will be dosed at 60 mg per day until the patient no longer receives clinical benefit. The definition of a responder with respect to the bone pain endpoint is a greater than or equal to 30% decrease from baseline in the average of the daily worst pain intensity collected over seven days in Week 6 and confirmed in Week 12, with neither a concomitant increase in average daily dose of any narcotic pain medication, nor addition of any new narcotic pain medication. Overall survival will be a secondary endpoint of the COMET-2 trial. The trial will be deemed successful if the primary endpoint of statistically significant pain improvement is met and the overall survival analysis does not show an adverse impact on overall survival in the cabozantinib arm.

We are also planning to initiate two randomized phase1b/2 clinical trials evaluating cabozantinib in combination with abiraterone or enzalutamide in patients with metastatic CRPC who have not received prior abiraterone or enzalutamide therapies, or chemotherapy.

Other Cancer Indications

We expect to expand the cabozantinib development program to other solid tumor indications, based on encouraging interim data that have emerged from our RDT as well as other clinical trials. Objective tumor responses have been observed in patients treated with cabozantinib in 12 of 13 individual tumor types investigated to date, reflecting the broad potential clinical activity and commercial opportunity of this product candidate. In addition to activity against bone and soft tissue lesions in patients with CRPC, we have also observed resolution of metastatic bone lesions on bone scan in patients with metastatic breast cancer, renal cell carcinoma, thyroid cancer, and melanoma in the RDT.

We currently are planning to initiate phase 3 pivotal trials of cabozantinib in hepatocellular cancer and renal cell carcinoma in 2013, based on interim RDT data and data from a separate phase 1 clinical trial presented at ASCO in June 2012. We are also evaluating the potential initiation of pivotal trials in other tumor types. We believe the initiation of such trials potentially will increase the value of the cabozantinib franchise, accelerate potential revenues, and spread the development and commercialization risk for cabozantinib across multiple opportunities.

We have launched two initiatives to expand the cabozantinib development program beyond our internal development efforts: our CRADA with NCI-CTEP, and our IST program.

We entered into our CRADA with NCI-CTEP in November 2011. The proposed clinical trials approved to date under the CRADA include the following:

- Phase 2 clinical trials to help prioritize future pivotal trials of cabozantinib in disease settings where there is substantial unmet medical need and in which cabozantinib has previously demonstrated clinical activity, consisting of randomized phase 2 clinical trials in first line renal cell carcinoma, platinum-resistant or refractory ovarian cancer, ocular melanoma, and second line/third line non-small cell lung cancer.
- Additional phase 2 clinical trials to explore cabozantinib's potential utility in other tumor types, consisting of trials in endometrial cancer, bladder cancer, sarcoma, second line non-small cell lung cancer, and second line differentiated thyroid cancer. Positive results in these indications could lead to further study in randomized phase 2 or phase 3 clinical trials.
- Additional phase 1 clinical trials to further evaluate cabozantinib, consisting of a trial evaluating cabozantinib in combination with docetaxel in CRPC patients, a trial exploring the utility of combining cabozantinib with vemurafenib, a BRAF inhibitor, in patients with BRAF-mutated melanoma, and a trial to evaluate the safety and pharmacokinetics of cabozantinib in pediatric patients.

Commencement of each of the proposed trials approved under the CRADA is subject to protocol development and satisfaction of certain other conditions. The proposed trials approved under the CRADA will be conducted under an investigational new drug application held by NCI-CTEP. We believe our CRADA reflects a major commitment by NCI-CTEP to support the broad exploration of cabozantinib's potential in a wide variety of cancers that have substantial unmet medical needs. NCI-CTEP provides funding for as many as 20 active clinical trials each year for a five-year period. We believe the agreement will enable us to broadly expand the cabozantinib development program in a cost-efficient manner.

We launched the IST program in October 2010, and it has already provided important interim data through the dose-ranging study in CRPC patients described above. These data were important for dose selection in the COMET pivotal trial program. Cabozantinib is being evaluated in a variety of ISTs. Currently there are 11 ongoing ISTs and 9 further studies in the protocol development stage, and we expect to continue to consider additional IST proposals for the foreseeable future.

Collaborations

We have established collaborations with leading pharmaceutical and biotechnology companies, including Bristol-Myers Squibb Company, or Bristol-Myers Squibb, Sanofi, Genentech, Inc. (a wholly- owned member of the Roche Group), or Genentech, GlaxoSmithKline, Merck (known as MSD outside of the United States and Canada) and Daiichi Sankyo Company Limited, or Daiichi Sankyo, for various compounds and programs in our portfolio. Pursuant to these collaborations, we have out-licensed compounds or programs to a partner for further development and commercialization, generally have no further unfunded cost obligations related to such compounds or programs and may be entitled to receive research funding, milestones and royalties or a share of profits from commercialization. As disclosed on ClinicalTrials.gov (NCT01689519), a phase 3 clinical trial for one of these compounds, GDC-0973 (XL518), which we out-licensed to Genentech, was initiated on November 1, 2012. In addition, several other out-licensed compounds are in multiple phase 2 studies. These partnered compounds potentially could be of significant value to us if their development progresses successfully.

With respect to our partnered compounds, we are eligible to receive potential milestone payments under our collaborations totaling approximately $3.1 billion in the aggregate on a non-risk adjusted basis, of which 10% are related to clinical development milestones, 44% are related to regulatory milestones and 46% are related to commercial milestones.

Genentech

In December 2006, we entered into a worldwide co-development agreement with Genentech for the development and commercialization of GDC-0973 (XL518). GDC-0973 (XL518) is a potent, highly selective inhibitor of MEK, a serine/threonine kinase that is a component of the RAS/RAF/MEK/ERK pathway. This pathway mediates signaling downstream of growth factor receptors, and is prominently activated in a wide variety of human tumors. In preclinical studies, oral dosing of GDC-0973 (XL518) resulted in potent and sustained inhibition of MEK in RAS- or BRAF-mutant tumor models. Exelixis discovered GDC-0973 (XL518) internally and advanced the compound to investigational new drug, or IND, status.

Genentech paid upfront and milestone payments of $25.0 million in December 2006 and $15.0 million in January 2007 upon signing of the co-development agreement and with the submission of the IND for GDC-0973 (XL518). Under the terms of the agreement, we were responsible for developing GDC-0973 (XL518) through the end of a phase 1 clinical trial, and Genentech had the option to co-develop GDC-0973 (XL518), which Genentech could exercise after receipt of certain phase 1 data from us. In March 2008, Genentech exercised its option, triggering a payment to us of $3.0 million, which we received in April 2008. We were responsible for the phase 1 clinical trial until the point that a maximum tolerated dose, or MTD, was determined. After MTD was achieved, we granted to Genentech an exclusive worldwide revenue-bearing license to GDC-0973 (XL518) in March 2009, at which point Genentech became responsible for completing the phase 1 clinical trial and subsequent clinical development. We received an additional $7.0 million milestone payment in March 2010.

Preliminary results from BRIM7, an ongoing phase 1b dose escalation study conducted by Roche and Genentech of the BRAF inhibitor, or BRAFi, vemurafenib in combination with GDC-0973 (XL518) in patients with locally advanced/unresectable or metastatic melanoma carrying a BRAFV600 mutation were presented at the 2012 ESMO Annual Meeting. As disclosed on ClinicalTrials.gov (NCT01689519), a multicenter, randomized, double-blind, placebo-controlled phase 3 clinical trial evaluating the combination of vemurafenib with GDC-0973 (XL518) versus vemurafenib in previously untreated BRAFV600 mutation positive patients with unresectable locally advanced or metastatic melanoma was initiated on November 1, 2012. On January 14, 2013, we received notice from Genentech that the first patient was dosed in this phase 3 pivotal trial.

Under the terms of our agreement with Genentech, we are entitled to an initial equal share of U.S. profits and losses for GDC-0973 (XL518), which will decrease as sales increase, and will share equally in the U.S. marketing and commercialization costs. The profit share has multiple tiers—we are entitled to 50% of profits from the first $200 million of U.S. actual sales, decreasing to 30% of profits from U.S. actual sales in excess of $400 million. We are entitled to low double-digit royalties on ex-U.S. net sales. We also have the option to co-promote in the United States. The co-promotion option would allow us to provide up to 25% of the total sales force for GDC-0973 (XL518) in the United States. We must exercise the co-promotion option within 12 months of receiving notification of the first patient dosed in the first phase 3 clinical trial of GDC-0973 (XL518). Our receipt of the notification of dosing from Genentech on January 14, 2013 triggered the beginning of the period in which we can exercise our co-promotion option. As a condition to exercise the co-promotion option, we must have the capability to co-promote, including an adequate internal sales and promotional infrastructure, and an experienced internal oncology sales force. If Genentech terminates the co-development agreement without cause, all licenses that were granted to Genentech under the agreement terminate and revert to us. Additionally, we would receive, subject to certain conditions, licenses from Genentech to research, develop and commercialize reverted product candidates.

Bristol-Myers Squibb

TGR5 License Agreement

In October 2010, we entered into a global license agreement with Bristol-Myers Squibb pursuant to which we granted to Bristol-Myers Squibb a license to our small-molecule TGR5 agonist program, including rights to the program's lead compound, XL475, as well as potential backups. The license agreement became effective in November 2010 following clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. The license agreement was amended and restated in April 2011 in connection with an assignment of patents to a wholly-owned subsidiary.

Under the license agreement, Bristol-Myers Squibb received a worldwide exclusive license to XL475 and sole control and responsibility for all research, development, commercial and manufacturing activities. In November 2010 we received a nonrefundable upfront cash payment of $35.0 million from Bristol-Myers Squibb. Additionally, for each product developed by Bristol-Myers Squibb under the license, we will be eligible to receive development and regulatory milestones of up to $250.0 million in the aggregate and commercial milestones of up to $150.0 million in the aggregate, as well as royalties on commercial sales of any such products.

Bristol-Myers Squibb may at any time, upon specified prior notice to us, terminate the license on a product-by-product and country-by-country basis. In addition, either party may terminate the license agreement for the other party's uncured material breach. In the event of termination by Bristol-Myers Squibb at will or by us for Bristol-Myers Squibb's uncured material breach, the license granted to Bristol-Myers Squibb would terminate, the right to such product would revert to us and we would receive from Bristol-Myers Squibb a license to develop and commercialize such product in the related country. Such license would be royalty-free if the agreement is terminated by Bristol-Myers Squibb at will, or royalty-bearing if the agreement is terminated by us for Bristol-Myers Squibb's uncured material breach. In the event of termination by Bristol-Myers Squibb for our uncured material breach, Bristol-Myers Squibb would retain the right to such product and we would receive reduced royalties from Bristol-Myers Squibb on commercial sales of such product.

ROR Collaboration Agreement

In October 2010, we entered into a worldwide collaboration with Bristol-Myers Squibb pursuant to which each party granted to the other certain intellectual property licenses to enable the parties to discover, optimize and characterize ROR antagonists that may subsequently be developed and commercialized by Bristol-Myers Squibb. In November 2010 we received a nonrefundable upfront cash payment of $5.0 million from Bristol-Myers Squibb. Additionally, for each product developed by Bristol-Myers Squibb under the collaboration, we will be eligible to receive development and regulatory milestones of up to $255.0 million in the aggregate and commercialization milestones of up to $150.0 million in the aggregate, as well as royalties on commercial sales of any such products. The collaboration agreement was amended and restated in April 2011 in connection with an assignment of patents to a wholly-owned subsidiary.

Under the terms of the collaboration agreement, we will be responsible for activities related to the discovery, optimization and characterization of the ROR antagonists during the collaborative research period. In July 2011, we earned a $2.5 million milestone payment for achieving certain lead optimization criteria. The collaborative research period began on October 8, 2010 and will end on the earlier to occur of (i) July 8, 2013 if a compound has not satisfied certain specified criteria by such time or (ii) the date when such compound satisfied the next level of specified criteria, whichever is earlier. Following the collaborative research period, Bristol-Myers Squibb will have sole responsibility for any further research, development, manufacture and commercialization of products developed under the collaboration and will bear all costs and expenses associated with those activities.

Bristol-Myers Squibb may, at any time, terminate the collaboration agreement upon certain prior notice to us on a product-by-product and country-by-country basis. In addition, either party may terminate the agreement for the other party's uncured material breach. In the event of termination by Bristol-Myers Squibb at will or by us for Bristol-Myers Squibb's uncured material breach, the license granted to Bristol-Myers Squibb would terminate, the right to such product would revert to us and we would receive a royalty-bearing license for late-stage reverted compounds and a royalty-free license for early-stage reverted compounds from Bristol-Myers Squibb to develop and commercialize such product in the related country. In the event of termination by Bristol-Myers Squibb for our uncured material breach, Bristol-Myers Squibb would retain the right to such product, subject to continued payment of milestones and royalties.

2008 Cancer Collaboration

In December 2008, we entered into a worldwide collaboration with Bristol-Myers Squibb for cabozantinib and XL281 (BMS-908662), a RAF inhibitor. Upon effectiveness of the collaboration agreement in December 2008, Bristol-Myers Squibb made a nonrefundable upfront cash payment of $195.0 million for the development and commercialization rights to both programs. The agreement required Bristol-Myers Squibb to make additional license payments to us of $45.0 million, which were received during 2009.

On July 8, 2011, we received written notification from Bristol-Myers Squibb of its decision to terminate the collaboration agreement on a worldwide basis as to XL281. The termination was made pursuant to the terms of the collaboration agreement and became effective on October 8, 2011. Bristol-Myers Squibb informed us that the termination was based upon Bristol-Myers Squibb's review of XL281 in the context of Bristol-Myers Squibb's overall research and development priorities and pipeline products. Upon the effectiveness of the termination, Bristol-Myers Squibb's license relating to XL281 terminated, and rights to XL281 reverted to us. We also received, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize XL281. We have discontinued activities related to XL281 and do not currently expect to further research, develop or commercialize XL281.

On June 18, 2010, we regained full rights to develop and commercialize cabozantinib under the collaboration agreement following receipt of notice from Bristol-Myers Squibb of its decision to terminate the collaboration agreement, solely as to cabozantinib, on a worldwide basis. Bristol-Myers Squibb informed us that the termination was based upon its review of cabozantinib in the context of Bristol-Myers Squibb's overall research and development priorities and pipeline products. On June 28, 2010, in connection with the termination, we received a $17.0 million transition payment from Bristol-Myers Squibb in satisfaction of its obligations under the collaboration agreement to continue to fund its share of development costs for cabozantinib for a period of three months following the notice of termination. As a result of the termination, Bristol-Myers Squibb's license relating to cabozantinib terminated and its rights to cabozantinib reverted to us, and we received, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize cabozantinib.

2007 Cancer Collaboration

In December 2006, we entered into a worldwide collaboration with Bristol-Myers Squibb, which became effective in January 2007, to discover, develop and commercialize novel targeted therapies for the treatment of cancer. We were responsible for discovery and preclinical development of small molecule drug candidates directed against mutually selected targets. In January 2007, Bristol-Myers Squibb made an upfront payment of

$60.0 million to us for which we granted Bristol-Myers Squibb the right to select up to three IND candidates from six future Exelixis compounds.

For each IND candidate selected, we were entitled to receive a $20.0 million selection milestone from Bristol-Myers Squibb. Once selected, Bristol-Myers Squibb became responsible for leading the further development and commercialization of the selected IND candidates. In addition, we had the right to opt in to co-promote the selected IND candidates, in which case we would equally share all development costs and profits in the United States. In January 2008 and November 2008, Bristol-Myers Squibb exercised its option under the collaboration to develop and commercialize BMS-833923 (XL139), a Hedgehog inhibitor, and BMS-863233 (XL413), a CDC7 inhibitor, respectively. Under the terms of the collaboration agreement, the selection of BMS-833923 (XL139) and BMS-863233 (XL413) by Bristol-Myers Squibb entitled us to milestone payments of $20.0 million each, which we received in February 2008 and December 2008, respectively. In addition, we exercised our option under the collaboration agreement to co-develop and co-commercialize each of BMS-833923 (XL139) and BMS-863233 (XL413) in the United States. However, in September 2010, we and Bristol-Myers Squibb terminated the BMS-863233 (XL413) program due to an unfavorable pharmacological profile observed in phase 1 clinical evaluation. Additionally, in connection with an amendment to the collaboration which became effective in November 2010, we exercised our right to opt-out of further co-development of BMS-833923 (XL139) in consideration for a cash payment of $20.0 million. As disclosed on ClinicalTrials.gov (NCT01218477), BMS is continuing to develop BMS-833923 (XL139) in combination with dasatinib in a phase 1/2 clinical trial in patients with chronic myeloid leukemia. The collaboration agreement was amended and restated in April 2011 in connection with an assignment of patents to a wholly-owned subsidiary. We have no further responsibility for conducting new activities or funding new development or commercialization activities with respect to BMS-833923 (XL139) and will therefore no longer be eligible to share profits on sales of any commercialized products under the collaboration. We will continue to be eligible to receive regulatory and commercial milestones of up to $260.0 million as well as double-digit royalties on any future sales of any products commercialized under the collaboration. As a result of the November 2010 amendment to the collaboration, the research term has ended, and we have no further obligation to deliver to Bristol-Myers Squibb a third IND candidate under the collaboration.

Bristol-Myers Squibb may, upon notice to us, terminate the agreement as to any product containing or comprising the selected candidate. In the event of such termination election, Bristol-Myers Squibb's license relating to such product would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize certain collaboration compounds that were discovered.

LXR Collaboration

In December 2005, we entered into a collaboration agreement with Bristol-Myers Squibb for the discovery, development and commercialization of novel therapies targeted against LXR, a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic disorders. This agreement became effective in January 2006, at which time we granted Bristol-Myers Squibb an exclusive worldwide license with respect to certain intellectual property primarily relating to compounds that modulate LXR, including BMS-852927 (XL041). During the research term, we jointly identified drug candidates with Bristol-Myers Squibb that were ready for IND-enabling studies. After the selection of a drug candidate for further clinical development by Bristol-Myers Squibb, Bristol-Myers Squibb agreed to be solely responsible for further preclinical development as well as clinical development, regulatory, manufacturing and sales/marketing activities for the selected drug candidate. We do not have rights to reacquire the drug candidates selected by Bristol-Myers Squibb. The research term expired in January 2010 and we transferred the technology to Bristol-Myers Squibb in 2011 to enable it to continue the LXR program. The collaboration agreement was amended and restated in April 2011 in connection with an assignment of patents to a wholly-owned subsidiary.

Under the collaboration agreement, Bristol-Myers Squibb paid us a nonrefundable upfront cash payment in the amount of $17.5 million and was obligated to provide research and development funding of $10.0 million per year for an initial research period of two years. In September 2007, the collaboration was extended at Bristol-Myers Squibb's request through January 12, 2009, and in November 2008, the collaboration was further extended at Bristol-Myers Squibb's request through January 12, 2010. Under the collaboration agreement, Bristol-Myers Squibb is required to pay us development and regulatory milestones of up to $138.0 million per product for up to two products from the collaboration. In addition, we are also entitled to receive sales milestones of up to $225.0 million and royalties on sales of any products commercialized under the collaboration. In connection with the extension of the collaboration through January 2009 and subsequently through January 2010, Bristol-Myers Squibb paid us additional research funding of approximately $7.7 million and approximately $5.8 million, respectively. In December 2007, we received $5.0 million for achieving a development milestone with respect to BMS-852927 (XL041).

Sanofi

In May 2009, we entered into a global license agreement with Sanofi for SAR245408 (XL147) and SAR245409 (XL765), leading inhibitors of phosphoinositide-3 kinase, or PI3K, and a broad collaboration for the discovery of inhibitors of PI3K for the treatment of cancer. The license agreement and collaboration agreement became effective on July 7, 2009. In connection with the effectiveness of the license and collaboration, on July 20, 2009, we received upfront payments of $140.0 million ($120.0 million for the license and $20.0 million for the collaboration), less applicable withholding taxes of $7.0 million, for a net receipt of $133.0 million. We received a refund payment in December 2011 with respect to the withholding taxes previously withheld.

Under the license agreement, Sanofi received a worldwide exclusive license to SAR245408 (XL147) and SAR245409 (XL765), which are in phase 1, phase 1b/2 and phase 2 clinical trials, and has sole responsibility for all subsequent clinical, regulatory, commercial and manufacturing activities. Sanofi is responsible for funding all development activities with respect to SAR245408 (XL147) and SAR245409 (XL765), including our activities. Following the effectiveness of the license agreement, we conducted the majority of the clinical trials for SAR245408 (XL147) and SAR245409 (XL765) at the expense of Sanofi. As provided for under the license agreement, however, the parties transitioned all development activities for these compounds to Sanofi in 2011. As disclosed on ClinicalTrials.gov, SAR245408 (XL147) is currently being studied in clinical trials in combination with an ErbB3 inhibitor in patients with solid tumors (NCT01436565) and in patients with advanced or recurrent endometrial cancer (NCT01013324). As disclosed on ClinicalTrials.gov, SAR245409 (XL765) is currently being studied in clinical trials in patients with lymphoma either as a single agent (NCT01403636) or in combination with bendamustine and/or rituximab (NCT01410513). In addition SAR245409 (XL765) is being studied in combination with a MEK inhibitor in patients with locally advanced or metastatic solid tumors (NCT01390818), and in combination with temozolomide (with or without radiation) in patients with malignant gliomas (NCT00704080).

We will be eligible to receive development, regulatory and commercial milestones under the license agreement of $745.0 million in the aggregate, as well as royalties on sales of any products commercialized under the license.

Sanofi may, upon certain prior notice to us, terminate the license as to products containing SAR245408 (XL147) and SAR245409 (XL765). In the event of such termination election, Sanofi's license relating to such product would terminate and revert to us, and we would receive, subject to certain terms, conditions and potential payment obligations, licenses from Sanofi to research, develop and commercialize such products.

In December 2011, we and Sanofi entered into an agreement pursuant to which the parties terminated the discovery collaboration agreement and released each other from any potential liabilities arising under the collaboration agreement prior to effectiveness of the termination in December 2011. Each party retains ownership of the intellectual property that it generated under the collaboration agreement, and we granted Sanofi covenants not-to-enforce with respect to certain of our intellectual property rights. The termination agreement also provided that Sanofi would make a payment to us of $15.3 million, which we received in January 2012. If either party or its affiliate or licensee develops and commercializes a therapeutic product containing an isoform-selective PI3K inhibitor that arose from such party's work (or was derived from such work) under the collaboration agreement, then such party will be obligated to pay royalties to the other party based upon the net sales of such products. The termination agreement provides that Sanofi will make a one-time milestone payment to us upon the first receipt by Sanofi or its affiliate or licensee of marketing approval for the first therapeutic product containing an isoform-selective PI3K inhibitor that arose from Sanofi's work (or was derived from such work) under the collaboration agreement.

GlaxoSmithKline

In October 2002, we established a collaboration with GlaxoSmithKline to discover and develop novel therapeutics in the areas of vascular biology, inflammatory disease and oncology. The collaboration involved three agreements: (1) a product development and commercialization agreement, (2) a stock purchase and stock issuance agreement and (3) a loan and security agreement. During the term of the collaboration, we received $65.0 million in upfront and milestone payments, $85.0 million in research and development funding and loans in the principal amount of $85.0 million. In connection with the collaboration, GlaxoSmithKline purchased a total of three million shares of our common stock.

In October 2008, the development term under the collaboration concluded as scheduled. Under the terms of the collaboration, GlaxoSmithKline had the right to select up to two of the compounds in the collaboration for further development and commercialization. GlaxoSmithKline selected foretinib (XL880), an inhibitor of MET and VEGFR2, and had the right to choose one additional compound from a pool of compounds, which consisted of cabozantinib, XL281, XL228, XL820 and XL844 as of the end of the development term.

In July 2008, we achieved proof-of-concept for cabozantinib and submitted the corresponding data report to GlaxoSmithKline. In October 2008, GlaxoSmithKline notified us in writing that it decided not to select cabozantinib for further development and commercialization and that it waived its right to select XL281, XL228, XL820 and XL844 for further development and commercialization. As a result, we retained the rights to develop, commercialize, and/or license all of the compounds, subject to payment to GlaxoSmithKline of a 3% royalty on net sales of any product incorporating cabozantinib. We have discontinued development of XL820, XL228 and XL844.

GlaxoSmithKline continues to develop foretinib (XL880), and as disclosed on ClinicalTrials.gov, is currently recruiting patients into phase 1/2 trials studying the activity of foretinib in metastatic breast cancer both as a single agent (NCT01147484) and in combination with lapatinib (NCT01138384).

The $85.0 million loan we received from GlaxoSmithKline was repayable in three annual installments. We paid the final installment of principal and accrued interest under the loan in shares of our common stock on October 27, 2011 and GlaxoSmithKline subsequently released its related security interest in certain of our patents.

Merck

In December 2011, we entered into an agreement with Merck pursuant to which we granted Merck an exclusive worldwide license to our PI3K-delta, or PI3K-d, program, including XL499 and other related compounds. Pursuant to the terms of the agreement, Merck will have sole responsibility to research, develop, and commercialize compounds from our PI3K-d program. The agreement became effective in December 2011.

Merck paid us an upfront cash payment of $12.0 million in January 2012 in connection with the agreement. We will be eligible to receive potential development and regulatory milestone payments for multiple indications of up to $239.0 million. We will also be eligible to receive combined sales performance milestones and royalties on net-sales of products emerging from the agreement. Milestones and royalties are payable on compounds emerging from our PI3K-d program or from certain compounds that arise from Merck's internal discovery efforts targeting PI3K-d during a certain period.

Merck may at any time, upon specified prior notice to us, terminate the license. In addition, either party may terminate the agreement for the other party's uncured material breach. In the event of termination by Merck at will or by us for Merck's uncured material breach, the license granted to Merck would terminate. In the event of a termination by us for Merck's uncured material breach, we would receive a royalty-free license from Merck to develop and commercialize certain joint products. In the event of termination by Merck for our uncured material breach, Merck would retain the licenses from us, and we would receive reduced royalties from Merck on commercial sales of products.

Daiichi Sankyo

In March 2006, we entered into a collaboration agreement with Daiichi Sankyo for the discovery, development and commercialization of novel therapies targeted against the mineralocorticoid receptor, or MR, a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic diseases. Under the terms of the agreement, we granted to Daiichi Sankyo an exclusive, worldwide license to certain intellectual property primarily relating to compounds that modulate MR, including CS-3150 (XL550). Daiichi Sankyo is responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compounds and we do not have rights to reacquire such compounds, except as described below.

Daiichi Sankyo paid us a nonrefundable upfront payment in the amount of $20.0 million and was obligated to provide research and development funding of $3.8 million over a 15-month research term. In June 2007, our collaboration agreement with Daiichi Sankyo was amended to extend the research term by six months over which Daiichi Sankyo was required to provide $1.5 million in research and development funding. In November 2007, the parties decided not to further extend the research term. For each product from the collaboration, we are also entitled to receive payments upon attainment of pre-specified development, regulatory and commercialization milestones. In December 2010, we received a milestone payment of $5.0 million in connection with an IND filing made by Daiichi Sankyo for CS-3150 (XL550) and, in August 2012, we received a milestone of $5.5 million in connection with the initiation of a phase 2 clinical trial for CS-3150 (XL550). We are eligible to receive additional development, regulatory and commercialization milestones of up to $145.0 million. In addition, we are also entitled to receive royalties on any sales of certain products commercialized under the collaboration. Daiichi Sankyo may terminate the agreement upon 90 days' written notice in which case Daiichi Sankyo's payment obligations would cease, its license relating to compounds that modulate MR would terminate and revert to us and we would receive, subject to certain terms and conditions, licenses from Daiichi Sankyo to research, develop and commercialize compounds that were discovered under the collaboration.

Manufacturing

We contract with third parties to manufacture the raw materials, the active pharmaceutical ingredient, or API, and finished solid dose COMETRIQ products for clinical and commercial uses. We currently do not operate manufacturing facilities for clinical or commercial production of COMETRIQ. In addition, we expect for the foreseeable future to continue to rely on third parties for the manufacture of the raw materials, API and finished drug product for COMETRIQ. In this manner, we continue to build and maintain our supply chain.

Our multi-step supply chain for the manufacture and distribution of COMETRIQ consists of several suppliers located in multiple countries. Raw materials required for the production of the API are generally sourced from multiple third-party suppliers. Contract manufacturers in Europe and North America convert these raw materials into API for clinical and commercial purposes, respectively. We use a single third party to manufacture drug product for clinical purposes. We use a different third party to manufacture drug product and package and to label the finished product for commercial purposes. We use a single third party logistics provider to handle shipping and warehousing of our commercial supply of COMETRIQ and a single specialty pharmacy to dispense COMETRIQ to patients in fulfillment of prescriptions.

We may not be able to obtain sufficient quantities of COMETRIQ if our designated manufacturers do not have the capacity or capability to manufacture the product according to our schedule and specifications. If any of these suppliers were to become unable or unwilling to supply us with API or finished product that complies with applicable regulatory requirements, we could incur significant delays in our clinical trials or interruption of commercial supply which could have a material adverse effect on our business.

Our third-party manufacturers are independent entities, under contract with us, who are subject to their own unique operational and financial risks which are out of our control. If we or any of our third-party manufacturers fail to perform as required, this could impair our ability to deliver COMETRIQ on a timely basis or cause delays in our clinical trials and commercial activities. To the extent these risks materialize and affect their performance obligations to us, our financial results may be adversely affected.

We believe the processes used to manufacture our products are proprietary. For products manufactured by our third-party contract manufacturers, we have licensed the necessary aspects of these processes that we believe are proprietary to us to enable them to manufacture the products for us. We have agreements with these third-party manufacturers that are intended to restrict these manufacturers from using or revealing our processes, but we cannot be certain that these third-party manufacturers will comply with these restrictions.

While we believe there are multiple third parties capable of providing most of the materials and services we need to manufacture and distribute COMETRIQ, and that supply of materials that cannot be second-sourced can be managed with inventory planning, there is always a risk that we may underestimate demand, and that our manufacturing capacity through third-party manufacturers may not be sufficient. In addition, because of the significant lead times involved in our supply chain for COMETRIQ, we may have less flexibility to adjust our supply in response to changes in demand than if we had shorter lead times.

Government Regulation

The following section contains some general background information regarding the regulatory environment and processes affecting our industry and is designed to illustrate in general terms the nature of our business and the potential impact of government regulations on our business. It is not intended to be comprehensive or complete. Depending on specific circumstances, the information below may or may not apply to us or any of our product candidates. In addition, the information is not necessarily a description of activities that we have undertaken in the past or will undertake in the future. The regulatory context in which we operate is complex and constantly changing.

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

- preclinical laboratory and animal tests that must be conducted in accordance with Good Laboratory Practices;

- submission of an IND, which must become effective before clinical trials may begin;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug candidate for its intended use;
- pre-approval inspection of manufacturing facilities and selected clinical investigators for their compliance with Good Manufacturing Practices, or GMP, and Good Clinical Practices; and
- FDA approval of a New Drug Application, or NDA, for commercial marketing, or NDA supplement, for an approval of a new indication if the product is already approved for another indication.

The testing and approval process requires substantial time, effort and financial resources. Prior to commencing the first clinical trial with a product candidate, we must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development. Further, an independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the trial commences at that center. Regulatory authorities or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

For purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

- Phase 1 – Studies are initially conducted in a limited patient population to test the product candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy humans or patients.
- Phase 2 – Studies are conducted with groups of patients afflicted with a specified disease in order to provide enough data to evaluate the preliminary efficacy, optimal dosages and expanded evidence of safety. Multiple phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive phase 3 clinical trials. In some cases, a sponsor may decide to run what is referred to as a "phase 2b" evaluation, which is a second, confirmatory phase 2 trial that could, if positive, serve as a pivotal trial in the approval of a product candidate.
- Phase 3 – When phase 2 evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, phase 3 trials are undertaken in large patient populations to further evaluate dosage, to provide replicate statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical trial sites.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called phase 4 studies may be made a condition to be satisfied after a drug receives approval. The results of phase 4 studies can confirm the effectiveness of a product candidate and can provide important safety information to augment the FDA's adverse drug reaction reporting system. The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA, or as part of an NDA supplement. The submission of an NDA or NDA supplement requires payment of a substantial User Fee to FDA. The FDA may convene an advisory committee to provide clinical insight on NDA review questions. The FDA may deny approval of an NDA or NDA supplement by way of a Complete Response letter if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal phase 3 clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. An NDA may be approved with significant restrictions on its labeling, marketing and distribution under a Risk Evaluation and Mitigation Strategy. Once issued, the FDA may withdraw product approval if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of product candidates or new diseases for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for new indications for our product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Targets and pathways identified in vitro may be determined to be less relevant in clinical studies and results in animal model studies may not be predictive of human clinical results. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with GMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the GMP regulations and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new diseases for our product candidates. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

The United States Orphan Drug Act promotes the development of products that demonstrate promise for the diagnosis and treatment of diseases or conditions that affect fewer than 200,000 people in the United States. Upon FDA receipt of Orphan Drug Designation, the sponsor is eligible for tax credits of up to 50% for qualified clinical trial expenses, the ability to apply for annual grant funding, waiver of Prescription Drug User Fee Act, or PDUFA, application fee, and upon approval, the potential for seven years of market exclusivity for the orphan-designated product for the orphan-designated indication.

Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to regulations of other countries governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the European Union, before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Under European Union regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessments report, each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

As in the United States, we may apply for designation of a product as an Orphan Drug for the treatment of a specific indication in the European Union before the application for marketing authorization is made. Orphan Drugs in Europe enjoy economic and marketing benefits, including up to ten years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan-designated product.

Healthcare Regulation

Federal and state healthcare laws, including fraud and abuse and health information privacy and security laws, are also applicable to our business. If we fail to comply with those laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected. The laws that may affect our ability to operate include: the federal Anti-Kickback Statute, which prohibits soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs; federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent; and the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters and was amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. State law equivalents of each of the above federal laws, many of which differ from each other in significant ways and may not have the same effect, further complicate compliance efforts.

There are also an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information. In addition, as discussed below, beginning in 2014, a similar federal requirement will require manufacturers to track and report to the federal government certain payments made to physicians and teaching hospitals made in the previous calendar year. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state, and soon federal, authorities.

Reimbursement

Sales of COMETRIQ and any future products of ours will depend, in part, on the extent to which their costs will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for our products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, collectively referred to as the ACA, enacted in March 2010, is expected to have a significant impact on the health care industry. ACA is expected to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, ACA is expected to, among other things, expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. We cannot predict the full impact of ACA on our operations, as many of ACA's reforms require the promulgation of detailed regulations implementing the statutory provisions, which has not yet occurred. In June 2012, the U.S. Supreme Court upheld the constitutionality of ACA, except that the Court held unconstitutional the provision of ACA authorizing the Secretary of the U.S. Department of Health and Human Services to withdraw all of a state's Medicaid funding if the state declines to participate in ACA's expansion of Medicaid eligibility. Yet, some states have indicated that they intend to not implement certain sections of the ACA, and some members of the U.S. Congress are still working to repeal the ACA. As a result, the ACA and/or certain of its provisions may be modified or eliminated by future legislation or litigation.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Competition

There are many companies focused on the development of small molecules and antibodies for cancer. Our potential competitors include major pharmaceutical and biotechnology companies, as well as academic research institutions, clinical reference laboratories and government agencies that are pursuing research activities similar to ours. Many of our potential competitors have significantly more financial, technical and other resources than we do, which may allow them to have a competitive advantage.

We believe that our ability to successfully compete will depend on, among other things:

- efficacy, safety and reliability of cabozantinib;
- timing and scope of regulatory approval;
- the speed at which we develop cabozantinib for the treatment of additional tumor types beyond progressive, metastatic MTC;
- our ability to complete preclinical testing and clinical development and obtain regulatory approvals for cabozantinib;
- our ability to manufacture and sell commercial quantities of cabozantinib to the market;
- our ability to successfully commercialize cabozantinib and secure reimbursement in approved indications;
- product acceptance by physicians and other health care providers;
- quality and breadth of our technology;
- skills of our employees and our ability to recruit and retain skilled employees;
- protection of our intellectual property; and
- the availability of substantial capital resources to fund development and commercialization activities.

We believe that the quality and breadth of activity observed with cabozantinib, the skill of our employees and our ability to recruit and retain skilled employees, our patent portfolio and our capabilities for research and drug development are competitive strengths. However, many large pharmaceutical and biotechnology companies have significantly larger intellectual property estates than we do, more substantial capital resources than we have, and greater capabilities and experience than we do in preclinical and clinical development, sales, marketing, manufacturing and regulatory affairs.

The markets for which we intend to pursue regulatory approval of cabozantinib are highly competitive. We are aware of products in research or development by our competitors that are intended to treat all of the tumor types we are targeting, and any of these products may compete with cabozantinib. Our competitors may succeed in developing their products before we do, obtaining approvals from the FDA or other regulatory agencies for their products more rapidly than we do, or developing products that are more effective than cabozantinib. These products or technologies might render our technology obsolete or noncompetitive. There may also be drug candidates of which we are not aware at an earlier stage of development that may compete with cabozantinib. In addition, cabozantinib may compete with existing therapies that have long histories of use, such as chemotherapy and radiation treatments in cancer indications. We believe that the principal competing anti-cancer therapy to COMETRIQ in progressive, metastatic MTC will be AstraZeneca's RET, VEGFR and EGFR inhibitor vandetanib, which has been approved by the FDA in this indication. In addition, we believe that COMETRIQ will also face competition as a treatment for progressive, metastatic MTC from off-label use of Bayer's and Onyx Pharmaceuticals' Raf and VEGFR inhibitor sorafenib, and Pfizer's RTK inhibitor sunitinib. We believe that if cabozantinib is approved for the treatment of CRPC, its principal competition will be Algeta's development-stage alpha-pharmaceutical Alpharadin (Radium-223), Janssen Biotech's CYP17 inhibitor abiraterone,

Medivation's androgen receptor inhibitor enzalutamide, and chemotherapeutic agents, including Sanofi's cabazitaxel and docetaxel. Examples of potential competition for cabozantinib in other cancer indications include other VEGF pathway inhibitors, including Genentech's bevacizumab, and other MET inhibitors, including Amgen's AMG 208, Pfizer's crizotinib, ArQule's tivantinib (ARQ197), GlaxoSmithKline's foretinib (XL880), and Genentech's onartuzumab. We anticipate that COMETRIQ in progressive, metastatic MTC will, and cabozantinib in other indications if approved would, compete with any of these competing treatments on the basis of the factors described above.

Research and Development Expenses

Research and development expenses consist primarily of personnel expenses, laboratory supplies, consulting and facilities costs. Research and development expenses were $128.9 million for the year ended December 31, 2012, compared to $156.8 million for the year ended December 31, 2011 and $210.7 million for the year ended December 31, 2010.

Revenues from Significant Collaborators

In 2012, we derived 66%, 22% and 12% of our revenues from Bristol-Myers Squibb, Merck and Daiichi Sankyo, respectively. We operate in one operating segment and have operations solely in the United States. Information regarding total revenues, net loss and total assets is set forth in our financial statements included in Item 8 of this Form 10-K.

Patents and Proprietary Rights

We actively seek patent protection in the United States, the European Union, and selected other foreign countries to cover our drug candidates and related technologies. Patents extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country. We have numerous patents and pending patent applications that relate to methods of screening drug targets, compounds that modulate drug targets, as well as methods of making and using such compounds. While many patent applications have been filed relating to the drug candidates that we have developed, the majority of these are not yet issued or allowed.

Cabozantinib is covered by an issued patent in the United States (U.S. Pat. No. 7,579,473) for the composition-of-matter of cabozantinib and pharmaceutical compositions thereof. Cabozantinib is also covered by an additional issued patent in the United States (covering certain methods of use) and also by an issued patent in Europe (covering cabozantinib's composition-of-matter and certain methods of use). These issued patents will expire in September 2024, subject to any available extensions. Foreign counterparts of the issued U.S. and European patents are pending in Australia, Japan and Canada, which, if issued, are anticipated to expire in 2024. We have patent applications pending in the United States, European Union, Australia, Japan and Canada covering certain synthetic methods related to making cabozantinib, which, if issued, are anticipated to expire in 2024. We have filed patent applications in the United States and other selected countries covering certain salts, polymorphs and formulations of cabozantinib which, if issued, are anticipated to expire in approximately 2030. We have filed several patent applications in the United States and other selected countries relating to combinations of cabozantinib with certain other anti-cancer agents which, if issued, are anticipated to expire in approximately 2030.

We have pending patent applications in the United States and European Union covering the composition-of-matter of our other drug candidates in clinical or preclinical development which, if issued, are anticipated to expire between 2023 and 2030.

We have obtained licenses from various parties that give us rights to technologies that we deem to be necessary or desirable for our research and development. These licenses (both exclusive and non-exclusive) may require us to pay royalties as well as upfront and milestone payments.

While trade secret protection is an essential element of our business and we have taken security measures to protect our proprietary information and trade secrets, we cannot give assurance that our unpatented proprietary technology will afford us significant commercial protection. We seek to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants are also required to sign agreements obligating them to assign to us their interests in intellectual property arising from their work for us. All employees sign an agreement not to engage in any conflicting employment or activity during their employment with us and not to disclose or misuse our confidential information. However, it is possible that these agreements may be breached or invalidated, and if so, there may not be an adequate corrective remedy available. Accordingly, we cannot ensure that employees, consultants or third parties will not breach the confidentiality provisions in our contracts, infringe or misappropriate our trade secrets and other proprietary rights or that measures we are taking to protect our proprietary rights will be adequate.

In the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert such claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend ourselves against such claims, whether they are with or without merit and whether they are resolved in favor of, or against, our licensors or us, we may face costly litigation and the diversion of management's attention and resources. As a result of such disputes, we may have to develop costly non-infringing technology or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, or at all.

Employees

As of December 31, 2012, we had 174 full-time employees worldwide, 59 of whom held Ph.D. and/or M.D. degrees, most of whom were engaged in full-time research and development activities. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Available Information

We were incorporated in Delaware in November 1994 as Exelixis Pharmaceuticals, Inc., and we changed our name to Exelixis, Inc. in February 2000.

We maintain a site on the worldwide web at www.exelixis.com; however, information found on our website is not incorporated by reference into this report. We make available free of charge on or through our website our Securities and Exchange Commission, or SEC, filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Further, copies of our filings with the SEC are available at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the worldwide web that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

ITEM 1A. RISK FACTORS

In addition to the factors discussed elsewhere in this report and our other reports filed with the SEC, the following are important factors that could cause actual results or events to differ materially from those contained in any forward-looking statements made by us or on our behalf. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we deem immaterial also may impair our business operations. If any of the following risks or such other risks actually occurs, our business could be harmed.

Risks Related to Our Need for Additional Financing and Our Financial Results

If additional capital is not available to us, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts and we may breach our financial covenants.

We may need to raise additional capital to:

- fund our operations and clinical trials;
- continue our research and development efforts; and
- commercialize our product candidates, if any such candidates receive regulatory approval for commercial sale.

As of December 31, 2012, we had $634.0 million in cash and investments, which included short- and long-term restricted cash and investments of $12.2 million and $28.0 million and short- and long-term unrestricted investments of $3.2 million and $83.7 million that we are required to maintain on deposit with Silicon Valley Bank or one of its affiliates pursuant to covenants in our loan and security agreement with Silicon Valley Bank. We anticipate that our current cash and cash equivalents, short- and long-term investments and funding that we expect to receive from existing collaborators will enable us to maintain our operations for a period of at least 12 months following the end of 2012. However, our future capital requirements will be substantial, and we may need to raise additional capital in the future. Our capital requirements will depend on many factors, and we may need to use available capital resources and raise additional capital significantly earlier than we currently anticipate. These factors include:

- the progress and scope of the development and commercialization activities with respect to COMETRIQ™ (cabozantinib);
- repayment of our $287.5 million aggregate principal amount of 4.25% convertible senior subordinated notes due 2019, or the 2019 Notes, that mature on August 15, 2019, unless earlier converted, redeemed or repurchased;
- repayment of the $124.0 million initial principal amount of our Secured Convertible Notes due June 2015 issued to entities affiliated with Deerfield Management Company, L.P., or the Deerfield Notes, for which we will be required to make mandatory prepayments on an annual basis in 2014 and 2015 equal to 15% of specified payments from our collaborative arrangements received during the prior fiscal year, subject to a maximum annual prepayment amount of $27.5 million and, for the payment due in January 2014, a required minimum prepayment amount of $10.0 million, unless we are able to repay them with our common stock, which we are only able to do under specified conditions;
- repayment of our term loan and line of credit from Silicon Valley Bank, which had an outstanding balance at December 31, 2012 of $85.3 million;
- the commercial success of COMETRIQ and the revenues we generate;
- the level of payments received under existing collaboration agreements, licensing agreements and other arrangements;
- the degree to which we conduct funded development activity on behalf of partners to whom we have out-licensed compounds or programs;
- whether we enter into new collaboration agreements, licensing agreements or other arrangements (including, in particular, with respect to COMETRIQ) that provide additional capital;
- our ability to control costs;
- our ability to remain in compliance with, or amend or cause to be waived, financial covenants contained in agreements with third parties;

- the amount of our cash and cash equivalents, short- and long-term investments that serve as collateral for bank lines of credit;
- future clinical trial results;
- our need to expand our product and clinical development efforts;
- the cost and timing of regulatory approvals;
- the cost of clinical and research supplies of our product candidates;
- our obligation to share U.S. marketing and commercialization costs for GDC-0973 (XL518) under our collaboration with Genentech;
- our ability to share the costs of our clinical development efforts with third parties;
- the effect of competing technological and market developments;
- the filing, maintenance, prosecution, defense and enforcement of patent claims and other intellectual property rights; and
- the cost of any acquisitions of or investments in businesses, products and technologies.

We may seek to raise funds through the sale of equity or debt securities or through external borrowings. In addition, we may enter into additional strategic partnerships, collaborative arrangements or other strategic transactions. It is unclear whether any such partnership, arrangement or transaction will occur, on satisfactory terms or at all, or what the timing and nature of such a partnership, arrangement or transaction may be. The sale of equity or convertible debt securities in the future may be dilutive to our stockholders, and debt-financing arrangements may require us to pledge certain assets and enter into covenants that would restrict certain business activities or our ability to incur further indebtedness, and may contain other terms that are not favorable to our stockholders or us. If we are unable to obtain adequate funds on reasonable terms, we may be required to curtail operations significantly or obtain funds by entering into financing, supply or collaboration agreements on unattractive terms or we may be required to relinquish rights to technology or product candidates or to grant licenses on terms that are unfavorable to us.

We may need to obtain additional funding in order to stay in compliance with financial covenants contained in our loan and security agreement with Silicon Valley Bank. The terms of the agreement contains covenants or events of default requiring us to maintain specified collateral balances. The failure to comply with these covenants could result in an acceleration of the underlying debt obligations. If we are unable to remain in compliance with such covenants or if we are unable to renegotiate such covenants and the lender exercises its remedies under the agreement, we would not be able to operate under our current operating plan.

We have a history of net losses. We expect to continue to incur net losses, and we may not achieve or maintain profitability.

We have incurred net losses since inception through the year ended December 31, 2012, with the exception of the fiscal year ended December 31, 2011. In 2011, we had net income primarily as a result of the acceleration of revenue recognized under our 2008 collaboration agreement with Bristol-Myers Squibb that terminated in October 2011 and under our 2009 discovery collaboration agreement with Sanofi that terminated in December 2011. We anticipate net losses and negative operating cash flow for the foreseeable future. For the year ended December 31, 2012, we had a net loss of $147.6 million; as of December 31, 2012, we had an accumulated deficit of $1.3 billion. As of December 31, 2012, we had not generated revenues from the sale of COMETRIQ, which was commercially launched for the treatment of progressive, metastatic MTC in the United States in January 2013. We have derived substantially all of our revenues to date from collaborative research and development agreements. Revenues from research and development collaborations depend upon continuation of the collaborations, research funding, the achievement of milestones and royalties we earn from any future products developed from the collaborative research. If we are unable to successfully achieve milestones, our collaborators fail to develop successful products or research funding we receive from collaborators decreases, we will not earn the revenues contemplated under such collaborative agreements. The amount of our net losses will depend, in part, on the rate of growth, if any, in our sales of COMETRIQ for progressive, metastatic MTC, license and contract revenues and on the level of our expenses. These losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. Our research and development expenditures and general and administrative expenses have exceeded our revenues for each year other than 2011, and we expect to spend significant additional amounts to fund the continued development of cabozantinib. As a result, we expect to continue to incur substantial operating expenses, and, consequently, we will need to generate significant additional revenues to achieve future profitability. Because of the numerous risks and uncertainties associated with developing drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

Our significant level of indebtedness could limit cash flow available for our operations and expose us to risks that could adversely affect our business, financial condition and results of operations.

We incurred significant additional indebtedness and substantial debt service requirements as a result of our offering of the 2019 Notes in August 2012. As of December 31, 2012, our total consolidated indebtedness through maturity was $496.8 million (excluding trade payables). We may also incur additional indebtedness to meet future financing needs. If we raise additional indebtedness, it would increase our interest expense, leverage and operating and financial costs.

Our indebtedness could have significant negative consequences for our business, results of operations and financial condition, including:

- making it more difficult for us to meet our payment and other obligations under the 2019 Notes, the Deerfield Notes, our loan and security agreement with Silicon Valley Bank or our other indebtedness;
- resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;
- increasing our vulnerability to adverse economic and industry conditions;
- subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including borrowings under our loan and security agreement with Silicon Valley Bank;
- limiting our ability to obtain additional financing;
- requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including working capital, capital expenditures, acquisitions and other general corporate purposes;
- limiting our flexibility in planning for, or reacting to, changes in our business;
- preventing us from raising funds necessary to purchase the 2019 Notes in the event we are required to do so following a "Fundamental Change" as specified in the indenture governing the 2019 Notes, or to settle conversions of the 2019 Notes in cash;
- dilution experienced by our existing stockholders as a result of the conversion of the 2019 Notes or the Deerfield Notes into shares of common stock; and
- placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

We cannot assure you that we will continue to maintain sufficient cash reserves or that our business will continue to generate cash flow from operations at levels sufficient to permit us to pay principal, premium, if any, and interest on our indebtedness, or that our cash needs will not increase. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of the 2019 Notes, the Deerfield Notes, our loan and security agreement with Silicon Valley Bank, or any indebtedness which we have incurred or may incur in the future, we would be in default, which would permit the holders or the Trustee of the 2019 Notes or other indebtedness to accelerate the maturity of such notes or other indebtedness and could cause defaults under the 2019 Notes, the Deerfield Notes, our loan and security agreement with Silicon Valley Bank or our other indebtedness. Any default under the 2019 Notes, the Deerfield Notes, our loan and security agreement with Silicon Valley Bank, or any indebtedness that we have incurred or may incur in the future could have a material adverse effect on our business, results of operations and financial condition.

If a Fundamental Change occurs, holders of the 2019 Notes may require us to purchase for cash all or any portion of their 2019 Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change purchase date. We may not have sufficient funds to purchase the notes upon a Fundamental Change. In addition, the terms of any borrowing agreements which we may enter into from time to time may require early repayment of borrowings under circumstances similar to those constituting a Fundamental Change. These agreements may also make our repurchase of 2019 Notes an event of default under the agreements.

We may not realize the expected benefits of our initiatives to control costs.

Managing costs is a key element of our business strategy. Consistent with this element of our strategy, we implemented restructurings in March 2010 and December 2010 that resulted in an overall reduction in our workforce by 386 employees as a consequence of our decision to focus our proprietary resources and development efforts on the late-stage development and commercialization of cabozantinib. We implemented additional restructurings in both March 2011 and May 2012, resulting in further reductions to our workforce. The aggregate reduction in headcount from the 2010, 2011 and 2012 restructurings, or Restructurings, is 422 employees. We have recorded aggregate restructuring charges of $52.1 million in connection with the Restructurings and anticipate that we will incur additional restructuring charges related to the exit of all or portions of three of our South San Francisco buildings. These charges will be recorded through the end of the building lease terms, the last of which ends in 2017.

As part of the Restructurings, we have entered into sublease agreements for certain of our facilities in South San Francisco, California. We are still assessing our ability to sublease portions of our facilities in light of the workforce reductions as well as the potential for sublease income. Estimates for sublease income would require significant assumptions regarding the time required to contract with subtenants, the amount of idle space we would be able to sublease and potential future sublease rates. If we are able to vacate portions of our facilities, we would need to continue to update our estimate of the lease exit costs in our financial statements until we were able to negotiate an exit to the lease or negotiate a sublease for the remaining term of the lease.

If we experience excessive unanticipated inefficiencies or incremental costs in connection with restructuring activities, such as unanticipated inefficiencies caused by reducing headcount, we may be unable to meaningfully realize cost savings and we may incur expenses in excess of what we anticipate. Either of these outcomes could prevent us from meeting our strategic objectives and could adversely impact our results of operations and financial condition.

We are exposed to risks related to foreign currency exchange rates.

Most of our foreign expenses incurred are associated with establishing and conducting clinical trials for cabozantinib. The amount of expenses incurred will be impacted by fluctuations in the currencies of those countries in which we conduct clinical trials. Our agreements with the foreign sites that conduct such clinical trials generally provide that payments for the services provided will be calculated in the currency of that country, and converted into U.S. dollars using various exchange rates based upon when services are rendered or the timing of invoices. When the U.S. dollar weakens against foreign currencies, the U.S. dollar value of the foreign-currency denominated expense increases, and when the U.S. dollar strengthens against these currencies, the U.S. dollar value of the foreign-currency denominated expense decreases. Consequently, changes in exchange rates may affect our financial position and results of operations.

Global credit and financial market conditions could negatively impact the value of our current portfolio of cash equivalents, short-term investments or long-term investments and our ability to meet our financing objectives.

Our cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase. Our short-term and long-term investments consist primarily of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase. While as of the date of this report we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents, short-term investments or long-term investments since December 31, 2012, no assurance can be given that a deterioration in conditions of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or investments or our ability to meet our financing objectives.

Risks Related to COMETRIQ™ (cabozantinib)

We are dependent on the successful development and commercialization of COMETRIQ.

The success of our business is dependent upon the successful development and commercialization of COMETRIQ. As part of our strategy, we are dedicating all of our proprietary resources to advance COMETRIQ as aggressively as feasible. On November 29, 2012, the FDA approved COMETRIQ for the treatment of progressive, metastatic MTC in the United States and we commercially launched COMETRIQ in January 2013. We view the approval of COMETRIQ for the treatment of progressive, metastatic MTC as a transitional event towards our objective of developing COMETRIQ into a major oncology franchise. Our ability to realize this objective or the value of our investment is contingent on, among other things, successful clinical development, regulatory approval and market acceptance of COMETRIQ. If we encounter difficulties in the development of COMETRIQ in other indications beyond progressive, metastatic MTC due to any of the factors discussed in this "Risk Factors" section or otherwise, or we do not receive regulatory approval in such indications or are unable to successfully commercialize COMETRIQ in progressive, metastatic MTC or such other indications if approved, we will not have the resources necessary to continue our business in its current form.

The commercial success of COMETRIQ will depend upon the degree of market acceptance of COMETRIQ among physicians, patients, health care payors, and the medical community.

Our ability to commercialize COMETRIQ for the treatment of progressive, metastatic MTC and potentially other indications if approved will be highly dependent upon the extent to which COMETRIQ gains market acceptance among: physicians; patients; health care payors, such as Medicare and Medicaid; and the medical community. If COMETRIQ does not achieve an adequate level of acceptance, we may not generate adequate product revenues, if at all, and we may not become profitable. The degree of market acceptance of COMETRIQ will depend upon a number of factors, including:

- the effectiveness, or perceived effectiveness, of COMETRIQ in comparison to competing products;
- the existence of any significant side effects of COMETRIQ, as well as their severity in comparison to those of any competing products;
- potential advantages or disadvantages in relation to alternative treatments;

- the timing of market entry relative to competitive treatments;
- indications for which COMETRIQ is approved;
- the ability to offer COMETRIQ for sale at competitive prices;
- relative convenience and ease of administration;
- the strength of sales, marketing and distribution support; and
- sufficient third-party coverage or reimbursement.

If we are unable to establish and maintain adequate sales, marketing and distribution capabilities or enter into or maintain agreements with third parties to do so, we may be unable to successfully commercialize COMETRIQ.

We have no experience as a company in the sales, marketing and distribution of pharmaceutical products. We have established a small commercial organization so that it is commensurate with the size of the market opportunity for progressive, metastatic MTC. We have also designed our commercial organization to maintain the maximum amount of flexibility, and to enable us to quickly scale up if additional indications are approved in the future. We believe we have created an efficient commercial organization, taking advantage of outsourcing options where prudent to maximize the effectiveness of our commercial expenditures. However, we may not be able to correctly judge the size and experience of the sales and marketing force and the scale of distribution necessary to successfully market and sell COMETRIQ. Establishing and maintaining, sales, marketing and distribution capabilities are expensive and time-consuming. Such expenses may be disproportional compared to the revenues we may be able to generate on sales of COMETRIQ and have an adverse impact on our results of operations. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenues and our business may be adversely affected.

We currently rely on a single third party logistics provider to handle shipping and warehousing of our commercial supply of COMETRIQ and a single specialty pharmacy to dispense COMETRIQ to patients in fulfillment of prescriptions. Our current and anticipated future dependence upon these third parties may adversely affect our future profit margins and our ability to supply COMETRIQ to the marketplace on a timely and competitive basis. For example, if our third party logistics provider's warehouse suffers a fire or damage from another type of disaster, the commercial supply of COMETRIQ could be destroyed, resulting in a disruption in our commercialization efforts. These third parties may not be able to provide services in the time we require to meet our commercial timelines and objectives or to meet regulatory requirements. We may not be able to maintain or renew our arrangements with these third parties, or enter into new arrangements, on acceptable terms, or at all. These third parties could terminate or decline to renew our arrangements based on their own business priorities, at a time that is costly or inconvenient for us. If we are unable to contract for logistics services or distribution of COMETRIQ on acceptable terms, our commercialization efforts may be delayed or otherwise adversely affected.

We are subject to certain healthcare laws, regulation and enforcement; our failure to comply with those laws could have a material adverse effect on our results of operations and financial condition.

We are subject to certain healthcare laws and regulations and enforcement by the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

- the federal HIPAA as amended by the HITECH and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;
- the federal healthcare programs' Anti-Kickback Law, which constrains our marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, by

prohibiting, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

- federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;
- federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and
- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating efforts.

In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, withdrawal of regulatory approval, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to sell COMETRIQ or operate our business and also adversely affect our financial results.

If we are unable to obtain adequate coverage and reimbursement from third-party payors for COMETRIQ, our revenues and prospects for profitability will suffer.

Our ability to successfully commercialize COMETRIQ will be highly dependent on the extent to which coverage and reimbursement for the product candidate will be available from third-party payors, including governmental payors, such as Medicare and Medicaid, and private health insurers. Many patients will not be capable of paying for COMETRIQ themselves and will rely on third-party payors to pay for, or subsidize, their medical needs. If third-party payors do not provide coverage or reimbursement for COMETRIQ, our revenues and prospects for profitability will suffer. In addition, even if third-party payors provide some coverage or reimbursement for COMETRIQ, the availability of such coverage or reimbursement for prescription drugs under private health insurance and managed care plans often varies based on the type of contract or plan purchased.

In addition, in some foreign countries, particularly the countries in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, price negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement and/or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost effectiveness of COMETRIQ to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in the commercialization of COMETRIQ. Third-party payors are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products. In particular, third-party payors may limit the indications for which they will reimburse patients who use COMETRIQ. Cost-control initiatives could decrease the price we might establish for COMETRIQ, which would result in lower product revenues to us.

Current healthcare laws and regulations and future legislative or regulatory reforms to the healthcare system may affect our ability to sell COMETRIQ profitably.

The U.S. and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell COMETRIQ profitably. Among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the U.S., the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, PPACA, became law in the U.S. PPACA substantially changes the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. The U.S. Supreme Court heard a constitutional challenge to the PPACA and in June 2012 held that the PPACA is constitutional. However, states are allowed to opt out of the expansion of eligibility criteria for Medicaid under the PPACA. We anticipate that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the price that we receive for COMETRIQ and any subsequently approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Insurers may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse for newly-approved drugs, which in turn will put pressure on the pricing of drugs.

We also cannot be certain that COMETRIQ will successfully be placed on the list of drugs covered by particular health plan formularies, nor can we predict the negotiated price for COMETRIQ, which will be determined by market factors. Many states have also created preferred drug lists and include drugs on those lists only when the manufacturers agree to pay a supplemental rebate. If COMETRIQ is not included on these preferred drug lists, physicians may not be inclined to prescribe it to their Medicaid patients, thereby diminishing the potential market for COMETRIQ.

As a result of the PPACA and the trend towards cost-effectiveness criteria and managed healthcare in the United States, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs. They may use tiered reimbursement and may adversely affect demand for our products by placing them in an expensive tier. They may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse for newly-approved drugs, which in turn will put pressure on the pricing of drugs. Further, we do not have experience in ensuring approval by applicable third-party payors outside of the United States for coverage and reimbursement of COMETRIQ. We also anticipate pricing pressures in connection with the sale of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

Our competitors may develop products and technologies that make cabozantinib obsolete.

The biotechnology industry is highly fragmented and is characterized by rapid technological change. In particular, the area of kinase-targeted therapies is a rapidly evolving and competitive field. We face, and will continue to face, intense competition from biotechnology and pharmaceutical companies, as well as academic research institutions, clinical reference laboratories and government agencies that are pursuing research activities similar to ours. Some of our competitors have entered into collaborations with leading companies within our target markets, including some of our existing collaborators. Some of our competitors are further along in the development of their products than we are. In addition, delays in the development of cabozantinib for the treatment of additional tumor types beyond progressive, metastatic MTC could allow our competitors to bring products to market before us, which would impair our ability to commercialize cabozantinib in such tumor types. Our future success will depend upon our ability to maintain a competitive position with respect to technological advances. The markets for which we intend to pursue regulatory approval of cabozantinib are highly competitive.

Further, our competitors may be more effective at using their technologies to develop commercial products. Many of the organizations competing with us have greater capital resources, larger research and development staff and facilities, more experience in obtaining regulatory approvals and more extensive product manufacturing and marketing capabilities than we do. As a result, our competitors may be able to more easily develop technologies and products that would render our technologies and products, and those of our collaborators, obsolete and noncompetitive. There may also be drug candidates of which we are not aware at an earlier stage of development that may compete with cabozantinib. In addition, cabozantinib may compete with existing therapies that have long histories of use, such as chemotherapy and radiation treatments in cancer indications. We believe that the principal competing anti-cancer therapy to COMETRIQ in progressive, metastatic MTC will be AstraZeneca's RET, VEGFR and EGFR inhibitor vandetanib, which has been approved by the FDA in this indication. In addition, we believe that COMETRIQ will also face competition as a treatment for progressive, metastatic MTC from off-label use of Bayer's and Onyx Pharmaceuticals' Raf and VEGFR inhibitor sorafenib, and Pfizer's RTK inhibitor sunitinib. We believe that if cabozantinib is approved for the treatment of CRPC, its principal competition will be Algeta's development-stage alpha-pharmaceutical Alpharadin (Radium-223), Janssen Biotech's CYP17 inhibitor abiraterone, Medivation's androgen receptor inhibitor enzalutamide, and chemotherapeutic agents, including Sanofi's cabazitaxel and docetaxel. Examples of potential competition for cabozantinib in other cancer indications include other VEGF pathway inhibitors, including Genentech's bevacizumab, and other MET inhibitors, including Amgen's AMG 208, Pfizer's crizotinib, ArQule's tivantinib (ARQ197), GlaxoSmithKline's foretinib (XL880), and Genentech's onartuzumab.

We lack the manufacturing capabilities and experience necessary to enable us to produce COMETRIQ for clinical development or for commercial sale and rely on third parties to do so, which subjects us to various risks.

We do not have the manufacturing capabilities or experience necessary to enable us to produce materials for our clinical trials or for commercial sale of COMETRIQ and rely on third party contractors to do so. These third-parties must comply with applicable regulatory requirements, including the FDA's current GMP. Our current and anticipated future dependence upon these third parties may adversely affect our future profit margins and our ability to develop and commercialize COMETRIQ on a timely and competitive basis. These third parties may not be able to produce material on a timely basis or manufacture material at the quality or in the quantity required to meet our development and commercial timelines and applicable regulatory requirements. We may not be able to maintain or renew our existing third party manufacturing and supply arrangements, or enter into new arrangements, on acceptable terms, or at all. Our third party manufacturers and suppliers could terminate or decline to renew our manufacturing and supply arrangements based on their own business priorities, at a time that is costly or inconvenient for us. If we are unable to contract for the production of materials in sufficient quantity and of sufficient quality on acceptable terms, our clinical trials and commercialization efforts may be delayed or otherwise adversely affected.

Our third-party manufacturers may not be able to comply with the GMP regulations, other applicable FDA regulatory requirements or similar regulations applicable outside of the United States. Additionally, if we are required to enter into new manufacturing or supply arrangements, we may not be able to obtain approval from the FDA of any alternate manufacturer or supplier in a timely manner, or at all, which could delay or prevent the clinical development and commercialization of COMETRIQ. Failure of our third party manufacturers or suppliers or us to obtain approval from the FDA or to comply with applicable regulations could result in sanctions being imposed on us, including fines, civil penalties, delays in or failure to grant marketing approval of COMETRIQ, injunctions, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products and compounds, operating restrictions and criminal prosecutions, any of which could have a significant adverse effect on our business. In addition, COMETRIQ requires precise, high-quality manufacturing. The failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could have also a significant adverse effect on our business.

Clinical testing of cabozantinib is a lengthy, costly, complex and uncertain process and may fail to demonstrate safety and efficacy.

Cabozantinib is being evaluated in comprehensive development program for the treatment of CRPC and a variety of other indications beyond progressive, metastatic MTC. Clinical trials are inherently risky and may reveal that cabozantinib is ineffective or have unacceptable toxicity or other side effects that may significantly decrease the likelihood of regulatory approval in such indications.

The results of preliminary studies do not necessarily predict clinical or commercial success, and later-stage clinical trials may fail to confirm the results observed in earlier-stage trials or preliminary studies. Although we have established timelines for manufacturing and clinical development of cabozantinib based on existing knowledge of our compounds in development and industry metrics, we may not be able to meet those timelines.

We may experience numerous unforeseen events during, or as a result of, clinical testing that could delay or prevent commercialization of cabozantinib for the treatment of CRPC and other indications, including:

- cabozantinib may not prove to be efficacious or may cause, or potentially cause, harmful side effects;
- negative or inconclusive clinical trial results may require us to conduct further testing or to abandon projects that we had expected to be promising;
- our competitors may discover or commercialize other compounds or therapies that show significantly improved safety or efficacy compared to cabozantinib;
- patient registration or enrollment in our clinical testing may be lower than we anticipate, resulting in the delay or cancellation of clinical testing; and
- regulators or institutional review boards may withhold authorization of, or delay, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or their determination that participating patients are being exposed to unacceptable health risks.

If we were to have significant delays in or termination of our clinical testing of cabozantinib as a result of any of the events described above or otherwise, our expenses could increase or our ability to generate revenues could be impaired, either of which could adversely impact our financial results.

We have limited experience in conducting clinical trials and may not be able to rapidly or effectively continue the further development of cabozantinib or meet current or future requirements of the FDA, including those identified based on our discussions with the FDA. Our planned clinical trials may not begin on time, or at all, may not be completed on schedule, or at all, may not be sufficient for registration of cabozantinib or may not result in an approvable product.

Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of cabozantinib. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of factors relating to the clinical trial, including, among others:

- the number of patients who ultimately participate in the clinical trial;
- the duration of patient follow-up that is appropriate in view of the results or required by regulatory authorities;
- the number of clinical sites included in the trials; and
- the length of time required to enroll suitable patient subjects.

Any delay could limit our ability to generate revenues, cause us to incur additional expense and cause the market price of our common stock or the 2019 Notes to decline significantly. Our partners under our collaboration agreements may experience similar risks with respect to the compounds we have out-licensed to them. If any of the events described above were to occur with such programs or compounds, the likelihood of receipt of milestones and royalties under such collaboration agreements could decrease.

If third parties upon which we rely do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize cabozantinib for the treatment of additional indications beyond progressive, metastatic MTC.

We do not have the ability to independently conduct clinical trials for cabozantinib, including our post-marketing commitments for COMETRIQ for the treatment of progressive, metastatic MTC, and we rely on third parties we do not control such as the federal government (including NCI-CTEP, with whom we have our CRADA), contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or commercialize cabozantinib for additional indications beyond progressive, metastatic MTC.

Cabozantinib is subject to a lengthy and uncertain regulatory process that may not result in the necessary regulatory approvals, which could adversely affect our ability to commercialize cabozantinib.

Cabozantinib, as well as the activities associated with its research, development and commercialization, are subject to extensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain regulatory approval for cabozantinib would prevent us from promoting its use. We have only limited experience in preparing and filing the applications necessary to gain regulatory approvals. The process of obtaining regulatory approvals is expensive, and often takes many years, if approval is obtained at all, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. Before an NDA or NDA supplement can be submitted to the FDA, the product candidate must undergo extensive clinical trials, which can take many years and require substantial expenditures.

In December 2011, we initiated COMET-2, our first phase 3 pivotal trial of cabozantinib in patients with metastatic castration-resistant prostate cancer, with pain response as the primary efficacy endpoint for the trial. We were not able to reach a timely agreement with the FDA for a Special Protocol Assessment, or SPA, on the proposed design and analysis of the COMET-2 trial. We originally submitted the proposed protocol for this trial using primary endpoints of pain reduction and bone scan response to the FDA in June 2011 with a request for a SPA. The FDA's final response prior to our discontinuation of the SPA process, which we received in October 2011, raised the following concerns regarding the COMET-2 trial design in the context of its consideration of a SPA for the trial, among other comments:

- A concern about the ability to maintain blinding of the trial due to differences in toxicity profiles between cabozantinib and mitoxantrone.
- A view that the assumed magnitude of pain improvement is modest and could represent a placebo effect or be attained with less toxicity by opioid therapy.
- A view that symptomatic improvement should be supported by evidence of anti-tumor activity, an acceptable safety profile and lack of survival decrement. The FDA also expressed the view that if the effect that we believe cabozantinib will have on pain is mediated by anti-tumor activity, that anti-tumor activity should translate into an improvement in overall survival.
- A recommendation that if we use pain response as a primary efficacy endpoint, that we conduct two adequate and well-controlled trials to demonstrate effectiveness as, according to the FDA, a conclusion based on two persuasive studies will always be more secure. The FDA advised that for a single

randomized trial to support an NDA, the trial must be well designed, well conducted, internally consistent and provide statistically persuasive efficacy findings so that a second trial would be ethically or practically impossible to perform.

In the context of its consideration of a SPA for the COMET-2 trial, the FDA also recommended that overall survival be the primary efficacy endpoint. The final FDA response prior to our discontinuation of the SPA process stated that we could choose to conduct the trial in the absence of a SPA agreement. We elected to proceed with initiation of the COMET-2 trial and the COMET-1 trial, and to discontinue further attempts to secure a SPA agreement with respect to the COMET-2 trial. We initiated the COMET-2 trial with a pain palliation endpoint in December 2011 and the COMET-1 trial with an overall survival endpoint in May 2012.

Any clinical trial may fail to produce results satisfactory to the FDA. For example, the FDA could determine that the design of a clinical trial is inadequate to produce reliable results. The regulatory process also requires preclinical testing, and data obtained from preclinical and clinical activities are susceptible to varying interpretations. The FDA has substantial discretion in the approval process and may refuse to approve any NDA (regardless of prior receipt of a SPA) or decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. For example, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of cabozantinib.

In addition, delays or rejections may be encountered based upon changes in regulatory policy for product approval during the period of product development and regulatory agency review. Changes in regulatory approval policy, regulations or statutes or the process for regulatory review during the development or approval periods of cabozantinib may cause delays in the approval or rejection of an application.

Even if the FDA or a comparable authority in another country approves cabozantinib, the approval may impose significant restrictions on the indicated uses, conditions for use, labeling, distribution, advertising, promotion, marketing and/or production of cabozantinib and may impose ongoing requirements for post-approval studies, including additional research and development and clinical trials. For example, in connection with the FDA's approval of COMETRIQ for the treatment of progressive, metastatic MTC, we are subject to the various postmarketing requirements, including a requirement to conduct a phase 2 clinical trial comparing a lower dose of COMETRIQ in progressive, metastatic MTC and to conduct other clinical studies. These agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including withdrawal of product approval.

Risks Related to Our Relationships with Third Parties

We are dependent upon our collaborations with major companies, which subjects us to a number of risks.

We have established collaborations with leading pharmaceutical and biotechnology companies, including Bristol-Myers Squibb, Sanofi, Genentech, Inc., GlaxoSmithKline, Merck (known as MSD outside of the United States and Canada) and Daiichi Sankyo, for the development and ultimate commercialization of a significant number of compounds generated from our research and development efforts. We continue to pursue collaborations for selected unpartnered preclinical and clinical programs and compounds. Our dependence on our relationships with existing collaborators for the development and commercialization of our compounds subjects us to, and our dependence on future collaborators for development and commercialization of additional compounds will subject us to, a number of risks, including:

- we may not be able to control the amount of U.S. marketing and commercialization costs for GDC-0973 (XL518) we are obligated to share under our collaboration with Genentech;
- we are not able to control the amount and timing of resources that our collaborators or potential future collaborators will devote to the development or commercialization of drug candidates or to their marketing and distribution;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;
- disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization of our drug candidates or that result in costly litigation or arbitration that diverts management's attention and resources;
- collaborators may experience financial difficulties;
- collaborators may not be successful in their efforts to obtain regulatory approvals in a timely manner, or at all;
- collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;
- business combinations or significant changes in a collaborator's business strategy may adversely affect a collaborator's willingness or ability to complete its obligations under any arrangement;
- a collaborator could independently move forward with a competing drug candidate developed either independently or in collaboration with others, including our competitors;
- we may be precluded from entering into additional collaboration arrangements with other parties in an area or field of exclusivity;
- future collaborators may require us to relinquish some important rights, such as marketing and distribution rights; and
- collaborations may be terminated (as occurred with respect to cabozantinib and XL281, which were previously subject to our 2008 collaboration agreement with Bristol-Myers Squibb, and with respect to our 2009 discovery collaboration with Sanofi, which was terminated in December 2011) or allowed to expire, which would delay, and may increase the cost of development of, our drug candidates.

If any of these risks materialize, our product development efforts could be delayed and otherwise adversely affected, which could adversely impact our business, operating results and financial condition.

If we are unable to continue current collaborations and achieve milestones or royalties, our revenues would suffer.

We have derived substantially all of our revenues to date from collaborative research and development agreements. Revenues from research and development collaborations depend upon continuation of the collaborations, the achievement of milestones and royalties we earn from any future products developed from the collaborative research. If we are unable to successfully achieve milestones or royalties, or our collaborators fail to develop successful products, we will not earn the revenues contemplated under such collaborative agreements.

If any of these agreements is terminated early (as occurred with respect to cabozantinib and XL281, which were previously subject to our 2008 collaboration agreement with Bristol-Myers Squibb, and with respect to our 2009 discovery collaboration with Sanofi, which was terminated in December 2011), whether unilaterally or by mutual agreement, our revenues could suffer. Most of our collaboration agreements contain early termination provisions. In addition, from time to time we review and assess certain aspects of our collaborations, partnerships and agreements and may amend or terminate, either by mutual agreement or pursuant to any applicable early termination provisions, such collaborations, partnerships or agreements if we deem them to be no longer in our economic or strategic interests. We may not be able to enter into new collaboration agreements on similar or superior financial terms to offset the loss of revenues from the termination or expiration of any of our existing or recently terminated arrangements.

We may be unable to establish collaborations for selected preclinical and clinical compounds.

Our strategy includes the pursuit of new collaborations with leading pharmaceutical and biotechnology companies for the development and ultimate commercialization of selected preclinical and clinical programs and compounds, particularly those drug candidates for which we believe that the capabilities and resources of a partner can accelerate development and help to fully realize their therapeutic and commercial potential. We face significant competition in seeking appropriate collaborators, and these collaborations are complex and time consuming to negotiate and document. We may not be able to negotiate additional collaborations on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any additional collaborations because of the numerous risks and uncertainties associated with establishing additional collaborations. If we are unable to negotiate additional collaborations, we may not be able to realize value from a particular drug candidate, particularly those drug candidates as to which we believe a broad development program is appropriate or for which we have determined not to continue to utilize our own resources to develop. As a result, our revenues, capital resources and product development efforts could be adversely affected.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

Our success will depend in part upon our ability to obtain patents and maintain adequate protection of the intellectual property related to our technologies and products. The patent positions of biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We will continue to apply for patents covering our technologies and products as and when we deem appropriate. However, these applications may be challenged or may fail to result in issued patents. In addition, because patent applications can take many years to issue, there may be pending applications, unknown to us, which may later result in issued patents that cover the production, manufacture, commercialization or use of our product candidates. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patents. In addition, our patents may be challenged or invalidated or may fail to provide us with any competitive advantages, if, for example, others were the first to invent or to file patent applications for these inventions.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties (for example, the patent owner has failed to "work" the invention in that country or the third party has patented improvements). In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Compulsory licensing of life-saving drugs is also becoming increasingly popular in developing countries either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which could limit our potential revenue opportunities. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection, which makes it difficult to stop infringement. We rely on trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information and trade secrets, but these measures may not provide adequate protection. While we seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants, we cannot assure you that our proprietary information will not be disclosed, or that we can meaningfully protect our trade secrets. In addition, our competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to our trade secrets.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money and adversely affect our ability to develop and commercialize products.

Our commercial success depends in part upon our ability to avoid infringing patents and proprietary rights of third parties and not to breach any licenses that we have entered into with regard to our technologies. Other parties have filed, and in the future are likely to file, patent applications covering genes and gene fragments, techniques and methodologies relating to model systems and products and technologies that we have developed or intend to develop. If patents covering technologies required by our operations are issued to others, we may have to obtain licenses from third parties, which may not be available on commercially reasonable terms, or at all, and may require us to pay substantial royalties, grant a cross-license to some of our patents to another patent holder or redesign the formulation of a product candidate so that we do not infringe third-party patents, which may be impossible to obtain or could require substantial time and expense.

Third parties may accuse us of employing their proprietary technology without authorization. In addition, third parties may obtain patents that relate to our technologies and claim that use of such technologies infringes on their patents. Regardless of their merit, such claims could require us to incur substantial costs, including the diversion of management and technical personnel, in defending ourselves against any such claims or enforcing our patents. In the event that a successful claim of infringement is brought against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any of these licenses could adversely affect our ability to develop and commercialize products.

We may be subject to damages resulting from claims that we, our employees or independent contractors have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees and independent contractors were previously employed at universities, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, independent contractors or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and divert management's attention. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key research personnel and/or their work product could hamper or prevent our ability to commercialize certain product candidates, which could severely harm our business.

Risks Related to Employees and Location

The loss of key personnel or the inability to retain and, where necessary, attract additional personnel could impair our ability to expand our operations.

We are highly dependent upon the principal members of our management and scientific staff, the loss of whose services might adversely impact the achievement of our objectives and the continuation of existing collaborations. Also, we may not have sufficient personnel to execute our business plan. Retaining and, where necessary, recruiting qualified clinical and scientific personnel will be critical to support activities related to advancing our clinical and preclinical development programs, and supporting our collaborative arrangements and our internal proprietary research and development efforts. The Restructurings could have an adverse impact on our ability to retain and recruit qualified personnel. Competition is intense for experienced clinical personnel, and we may be unable to retain or recruit clinical personnel with the expertise or experience necessary to allow us to pursue collaborations, develop our products and core technologies or expand our operations to the extent otherwise possible. Further, all of our employees are employed "at will" and, therefore, may leave our employment at any time.

Our collaborations with outside scientists may be subject to restriction and change.

We work with scientific and clinical advisors and collaborators at academic and other institutions that assist us in our research and development efforts. These advisors and collaborators are not our employees and may have other commitments that limit their availability to us. Although these advisors and collaborators generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services. In such a circumstance, we may lose work performed by them, and our development efforts with respect to the matters on which they were working may be significantly delayed or otherwise adversely affected. In addition, although our advisors and collaborators sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known through them.

Our headquarters are located near known earthquake fault zones, and the occurrence of an earthquake or other disaster could damage our facilities and equipment, which could harm our operations.

Our headquarters are located in South San Francisco, California, and therefore our facilities are vulnerable to damage from earthquakes. We do not carry earthquake insurance. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures, terrorism and similar events since any insurance we may maintain may not be adequate to cover our losses. If any disaster were to occur, our ability to operate our business at our facilities could be seriously, or potentially completely, impaired. In addition, the unique nature of our research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster. Accordingly, an earthquake or other disaster could materially and adversely harm our ability to conduct business.

Security breaches may disrupt our operations and harm our operating results.

Our network security and data recovery measures may not be adequate to protect against computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. The misappropriation, theft, sabotage or any other type of security breach with respect to any of our proprietary and confidential information that is electronically stored, including research or clinical data, could have a material adverse impact on our business, operating results and financial condition. Additionally, any break-in or trespass of our facilities that results in the misappropriation, theft, sabotage or any other type of security breach with respect to our proprietary and confidential information, including research or clinical data, or that results in damage to our research and development equipment and assets could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Environmental and Product Liability

We use hazardous chemicals and radioactive and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. We may face liability for any injury or contamination that results from our use or the use by third parties of these materials, and such liability may exceed our insurance coverage and our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development and production efforts.

In addition, our collaborators may use hazardous materials in connection with our collaborative efforts. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials used by these parties. Further, we may be required to indemnify our collaborators against all damages and other liabilities arising out of our development activities or products produced in connection with these collaborations.

We face potential product liability exposure far in excess of our limited insurance coverage.

We may be held liable if any product we or our collaborators develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Regardless of merit or eventual outcome, product liability claims could result in decreased demand for our product candidates, injury to our reputation, withdrawal of patients from our clinical trials, substantial monetary awards to trial participants and the inability to commercialize any products that we may develop. These claims might be made directly by consumers, health care providers, pharmaceutical companies or others selling or testing our products. We have obtained limited product liability insurance coverage for our clinical trials and commercial activities for cabozantinib in the amount of $15.0 million per occurrence and $15.0 million in the aggregate. However, our insurance may not reimburse us or may not be sufficient to reimburse us for expenses or losses we may suffer. Moreover, if insurance coverage becomes more expensive, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. On occasion, juries have awarded large judgments in class action lawsuits for claims based on drugs that had unanticipated side effects. In addition, the pharmaceutical and biotechnology industries, in general, have been subject to significant medical malpractice litigation. A successful product liability claim or series of claims brought against us could harm our reputation and business and would decrease our cash reserves.

Risks Related to Our Common Stock and the 2019 Notes

We expect that our quarterly results of operations will fluctuate, and this fluctuation could cause our stock price to decline, causing investor losses.

Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future. A number of factors, many of which we cannot control, could subject our operating results to volatility, including:

- the progress and scope of our development and commercialization activities;
- the commercial success of COMETRIQ and the revenues we generate;
- recognition of upfront licensing or other fees or revenues;
- payments of non-refundable upfront or licensing fees, or payment for cost-sharing expenses, to third parties;
- acceptance of our technologies and platforms;
- the success rate of our efforts leading to milestone payments and royalties;
- the introduction of new technologies or products by our competitors;
- the timing and willingness of collaborators to further develop or, if approved, commercialize our product out-licensed to them;
- our ability to enter into new collaborative relationships;
- the termination or non-renewal of existing collaborations;
- the timing and amount of expenses incurred for clinical development and manufacturing of cabozantinib;

- adjustments to expenses accrued in prior periods based on management's estimates after the actual level of activity relating to such expenses becomes more certain;
- the impairment of acquired goodwill and other assets;
- the impact of the Restructurings; and
- general and industry-specific economic conditions that may affect our collaborators' research and development expenditures.

A large portion of our expenses, including expenses for facilities, equipment and personnel, are relatively fixed in the short term. If we fail to achieve anticipated levels of revenues, whether due to the expiration or termination of existing contracts, our failure to obtain new contracts, our inability to meet milestones or for other reasons, we may not be able to correspondingly reduce our operating expenses, which could significantly harm our operating results for a particular fiscal period.

Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. As a result, in some future quarters, our operating results may not meet the expectations of securities analysts and investors, which could result in a decline in the price of our common stock.

Our stock price may be extremely volatile.

The trading price of our common stock has been highly volatile, and we believe the trading price of our common stock will remain highly volatile and may fluctuate substantially due to factors such as the following, many of which we cannot control:

- adverse results or delays in our or our collaborators' clinical trials;
- announcement of FDA approval or non-approval, or delays in the FDA review process, of cabozantinib or our collaborators' product candidates or those of our competitors or actions taken by regulatory agencies with respect to our, our collaborators' or our competitors' clinical trials;
- the commercial success of COMETRIQ and the revenues we generate;
- the timing of achievement of our clinical, regulatory, partnering and other milestones, such as the commencement of clinical development, the completion of a clinical trial, the filing for regulatory approval or the establishment of collaborative arrangements for one or more of our out-licensed programs and compounds;
- actions taken by regulatory agencies with respect to cabozantinib or our clinical trials for cabozantinib;
- the announcement of new products by our competitors;
- quarterly variations in our or our competitors' results of operations;
- developments in our relationships with our collaborators, including the termination or modification of our agreements;
- conflicts or litigation with our collaborators;
- litigation, including intellectual property infringement and product liability lawsuits, involving us;
- failure to achieve operating results projected by securities analysts;
- changes in earnings estimates or recommendations by securities analysts;
- financing transactions;
- developments in the biotechnology or pharmaceutical industry;

- sales of large blocks of our common stock or sales of our common stock by our executive officers, directors and significant stockholders;
- departures of key personnel or board members;
- developments concerning current or future collaborations;
- FDA or international regulatory actions;
- third-party reimbursement policies;
- disposition of any of our subsidiaries, technologies or compounds; and
- general market, economic and political conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These factors, as well as general economic, political and market conditions, may materially adversely affect the market price of our common stock. Excessive volatility may continue for an extended period of time following the date of this report.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert management's attention and resources, which could have a material and adverse effect on our business.

Future sales of our common stock or conversion of our convertible notes, or the perception that such sales or conversions may occur, may depress our stock price and adversely impact the trading price of the 2019 Notes.

A substantial number of shares of our common stock is reserved for issuance upon conversion of the 2019 Notes, upon the exercise of stock options, upon vesting of restricted stock unit awards, upon sales under our employee stock purchase program and upon conversion of the Deerfield Notes. The issuance and sale of substantial amounts of our common stock, including upon conversion of convertible notes, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-related securities in the future at a time and price that we deem appropriate. Any market that develops for the 2019 Notes is likely to influence and be influenced by the market for our common stock. For example, the price of our common stock could be affected by possible sales of common stock by investors who view the 2019 Notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to occur involving our common stock.

The accounting method for convertible debt securities that may be settled in cash, such as the 2019 Notes, could have a material effect on our reported financial results.

Under Accounting Standards Codification, or ASC, Subtopic 470-20, issuers of certain convertible debt instruments that have a net settlement feature and may be settled in cash upon conversion, including partial cash settlement, are required to separately account for the liability (debt) and equity (conversion option) components of the instrument. As a result of the application of ASC 470-20, we recognized $143.2 million as the initial debt discount with a corresponding increase to paid-in capital, the equity component, for the 2019 Notes. We will be required to record the amortization of this debt discount over the terms of the 2019 Notes, which may adversely affect our reported or future financial results and the market price of our common stock. In addition, if the 2019 Notes become convertible, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the 2019 Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital. Finally, we expect to use the if-converted method to compute earnings per share, which could be more dilutive than using the treasury stock method.

Certain provisions in the 2019 Notes and the indenture pursuant to which such notes were issued could delay or prevent an otherwise beneficial takeover or takeover attempt.

Certain provisions in the 2019 Notes and the indenture pursuant to which such notes were issued could make it more difficult or more expensive for a third party to acquire us. For example, if an acquisition event constitutes a Fundamental Change, holders of the 2019 Notes will have the right to require us to purchase their notes in cash. In addition, if an acquisition event constitutes a make-whole Fundamental Change, we may be required to increase the conversion rate for holders who convert their 2019 Notes in connection with such make-whole Fundamental Change. In any of these cases, and in other cases, our obligations under the 2019 Notes and the indenture pursuant to which such notes were issued, as well as provisions of our organizational documents and other agreements, could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent or deter attempts by our stockholders to replace or remove our current management, which could cause the market price of our common stock to decline.

Provisions in our corporate charter and bylaws may discourage, delay or prevent an acquisition of our company, a change in control, or attempts by our stockholders to replace or remove members of our current Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

- a classified Board of Directors;
- a prohibition on actions by our stockholders by written consent;
- the inability of our stockholders to call special meetings of stockholders;
- the ability of our Board of Directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our Board of Directors;
- limitations on the removal of directors; and
- advance notice requirements for director nominations and stockholder proposals.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We lease a total of 367,773 square feet of office and laboratory facilities in South San Francisco, California. The leased premises are comprised of six buildings and covered by four lease agreements, as follows:

- The first two leases covering three buildings for a total of 179,964 square feet expire in 2017, with two five-year options to extend their respective terms prior to expiration. We have subleased a total of 57,701 square feet of one of these buildings to three different subtenants. The terms of the subleases covering 55,744 square feet expire at the end of our lease term and the sublease for the balance is for a term of one year with annual options to extend through the end of our lease term.
- The third lease covering two buildings for a total of 116,063 square feet expires in 2018.
- A fourth lease covers a portion of one building containing 71,746 square feet that commenced in May 2008 and expires in 2015. We have subleased approximately 68,738 square feet of the building covered by the fourth lease to a single subtenant. The term of the sublease will expire at the end of our lease term.

We believe that our leased facilities have sufficient space to accommodate our current needs.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of business.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has traded on the NASDAQ Global Select Market (formerly the NASDAQ National Market) under the symbol "EXEL" since April 11, 2000. The following table sets forth, for the periods indicated, the high and low intraday sales prices for our common stock as reported by the NASDAQ Global Select Market:

	Common Stock Price	
	High	**Low**
Year ended December 30, 2011:		
Quarter ended April 1, 2011	$12.82	$7.10
Quarter ended July 1, 2011	$12.61	$8.03
Quarter ended September 30, 2011	$ 9.24	$5.45
Quarter ended December 30, 2011	$ 8.25	$3.94
Year ended December 28, 2012:		
Quarter ended March 30, 2012	$ 6.57	$4.47
Quarter ended June 29, 2012	$ 5.59	$4.37
Quarter ended September 28, 2012	$ 6.95	$4.19
Quarter ended December 28, 2012	$ 5.39	$4.29

On February 14, 2013, the last reported sale price on the NASDAQ Global Select Market for our common stock was $4.71 per share.

Holders

As of February 14, 2013, there were approximately 522 holders of record of our common stock.

Dividends

Since inception, we have not paid dividends on our common stock. We currently intend to retain all future earnings, if any, for use in our business and currently do not plan to pay any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors. Our loan and security agreement with Silicon Valley Bank restricts our ability to pay dividends and make distributions. In addition, our note purchase agreement with Deerfield restricts our ability to make distributions.

Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of ours under the Securities Act of 1933, as amended.

The following graph compares, for the five year period ended December 31, 2012, the cumulative total stockholder return for our common stock, the NASDAQ Stock Market (U.S. companies) Index, or the NASDAQ Market Index, and the NASDAQ Biotechnology Index. The graph assumes that $100 was invested on December 31, 2007 in each of our common stock, the NASDAQ Market Index and the NASDAQ Biotechnology Index and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.


Cumulative Total Return
200
150
100
50
0
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012
Period Ending
Exelixis, Inc.
NASDAQ Market Index
NASDAQ Biotechnology Index

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Exelixis, Inc.	100	60	85	95	55	52
NASDAQ Market Index	100	61	85	99	97	111
NASDAQ Biotechnology Index	100	88	100	115	129	167

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial information has been derived from our audited consolidated financial statements. The financial information as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 are derived from audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The following Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenues	$ 47,450	$289,636	$185,045	$ 151,759	$ 117,859
Operating expenses:					
Research and development	128,878	156,836	210,678	234,702	257,390
General and administrative	31,837	33,129	33,020	34,382	36,892
Collaboration cost sharing	—	—	—	4,582	—
Restructuring charge	9,171	10,136	32,744	—	2,890
Total operating expenses	169,886	200,101	276,442	273,666	297,172
(Loss) income from operations	(122,436)	89,535	(91,397)	(121,907)	(179,313)
Other income (expense), net (1)	(25,102)	(12,543)	(1,005)	(18,936)	3,743
Consolidated (loss) income before taxes	(147,538)	76,992	(92,402)	(140,843)	(175,570)
Income tax provision (benefit)	107	1,295	(72)	(1,286)	—
Consolidated net (loss) income	(147,645)	75,697	(92,330)	(139,557)	(175,570)
Loss attributed to noncontrolling interest	—	—	—	4,337	12,716
Net (loss) income attributable to Exelixis, Inc.	$(147,645)	$ 75,697	$ (92,330)	$(135,220)	$(162,854)
Net (loss) income per share, basic, attributable to Exelixis, Inc.	$ (0.92)	$ 0.60	$ (0.85)	$ (1.26)	$ (1.54)
Net (loss) income per share, diluted, attributable to Exelixis, Inc.	$ (0.92)	$ 0.58	$ (0.85)	$ (1.26)	$ (1.54)
Shares used in computing basic net (loss) income per share	160,138	126,018	108,522	107,073	105,498
Shares used in computing diluted net (loss) income per share	160,138	130,479	108,522	107,073	105,498

(1) In 2007, we sold 80.1% of our former German subsidiary, Artemis Pharmaceuticals GmbH (now known as TaconicArtemis GmbH), or Artemis, and our plant trait business. We exercised our option to sell our remaining 19.9% ownership in Artemis in 2011 and recognized an additional gain of $2.2 million in other income. In 2008, 2009 and 2010, in association with the sale of our plant trait business, we recognized an additional gain on the sale of the business of $4.5 million, $2.1 million and $7.2 million, respectively. In June 2009, we recorded a $9.8 million loss upon deconsolidation of Symphony Evolution, Inc. as a result of the expiration of our purchase option. In addition, our credit facility with Deerfield expired in November 2009, resulting in our acceleration of interest expense of $5.2 million relating to the closing fee and outstanding warrants issued in connection with the facility.

	December 31,				
	2012	2011	2010	2009	2008
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash and investments (1)	$ 633,961	$ 283,720	$ 256,377	$ 220,993	$ 284,185
Working capital (deficit)	$ 350,837	$ 136,500	$ (16,455)	$ 22,882	$ 82,028
Total assets	$ 721,097	$ 393,262	$ 360,790	$ 343,410	$ 401,622
Long-term obligations	$ 342,959	$ 193,983	$ 186,702	$ 57,688	$ 97,339
Accumulated deficit	$(1,254,002)	$(1,106,357)	$(1,182,054)	$(1,089,724)	$(954,504)
Total stockholders' equity (deficit)	$ 296,434	$ 90,632	$ (228,325)	$ (163,725)	$ (56,261)

(1) Amount as of December 31, 2008 also included $14.7 million in investments held by Symphony Evolution, Inc.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Some of the statements under in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry and involve known and unknown risks, uncertainties and other factors that may cause our company's or our industry's results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in, or contemplated by, the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "focus," "assume," "goal," "objective," "will," "may" "should," "would," "could," "estimate," "predict," "potential," "continue," "encouraging" or the negative of such terms or other similar expressions identify forward-looking statements. Our actual results and the timing of events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed in "Item 1A. Risk Factors" as well as those discussed elsewhere in this Annual Report on Form 10-K. These and many other factors could affect our future financial and operating results. We undertake no obligation to update any forward-looking statement to reflect events after the date of this report.

Overview

We are a biotechnology company committed to developing small molecule therapies for the treatment of cancer. We are focusing our proprietary resources and development and commercialization efforts exclusively on COMETRIQ™ (cabozantinib), our wholly-owned inhibitor of multiple receptor tyrosine kinases. On November 29, 2012, the FDA approved COMETRIQ for the treatment of progressive, metastatic MTC in the United States. COMETRIQ is being evaluated in a variety of other cancer indications through a broad development program, including two ongoing phase 3 pivotal trials in metastatic CRPC and two additional phase 3 pivotal trials in metastatic hepatocellular cancer and metastatic renal cell cancer that we plan to initiate in 2013. We believe COMETRIQ has the potential to be a high-quality, broadly-active and differentiated anti-cancer agent that can make a meaningful difference in the lives of patients. Our objective is to develop COMETRIQ into a major oncology franchise, and we believe that the approval of COMETRIQ for the treatment of progressive, metastatic MTC provides us with the opportunity to establish a commercial presence in furtherance of this objective.

We have also established a portfolio of other novel compounds that we believe have the potential to address serious unmet medical needs. Many of these compounds are being advanced by partners as part of collaborations, at no cost to us but with significant retained economics to Exelixis in the event these compounds are commercialized. As disclosed on ClinicalTrials.gov (NCT01689519), a phase 3 clinical trial for one of these compounds, GDC-0973 (XL518), which we out-licensed to Genentech, was initiated on November 1, 2012.

Our Strategy

We believe that the available clinical data demonstrate that COMETRIQ has the potential to be a broadly active anti-cancer agent, and our objective is to build COMETRIQ into a major oncology franchise. The initial regulatory approval of COMETRIQ to treat progressive, metastatic MTC provides a niche market opportunity that allows us to gain commercialization and marketing experience at relatively low cost while providing a solid foundation for potential expansion into larger cancer indications.

We intend to advance COMETRIQ through an extensive development program exploring multiple cancer indications including, but not limited to, prostate, hepatocellular, renal, breast and non-small-cell-lung cancers. We intend to focus our internal efforts on cancers for which we believe COMETRIQ has significant therapeutic and commercial potential in the near term, while utilizing our CRADA with the NCI-CTEP and ISTs to generate additional data to allow us to prioritize future late stage trials in a cost-effective fashion. We believe that this staged approach to building value represents the most rational and effective use of our personnel and financial resources.

Collaborations

We have established collaborations with leading pharmaceutical and biotechnology companies, including Bristol-Myers Squibb, Sanofi, Genentech, GlaxoSmithKline, Merck (known as MSD outside of the United States and Canada), and Daiichi Sankyo for various compounds and programs in our portfolio. Pursuant to these collaborations, we have out-licensed compounds or programs to a partner for further development and commercialization, generally have no further unfunded cost obligations related to such compounds or programs and may be entitled to receive research funding, milestones and royalties or a share of profits from commercialization. As disclosed on ClinicalTrials.gov (NCT01689519), a phase 3 clinical trial for one of these compounds, GDC-0973 (XL518), which we out-licensed to Genentech, was initiated on November 1, 2012. In addition, several other out-licensed compounds are in multiple phase 2 studies. These partnered compounds potentially could be of significant value to us if their development progresses successfully.

With respect to our partnered compounds, we are eligible to receive potential milestone payments under our collaborations totaling approximately $3.1 billion in the aggregate on a non-risk adjusted basis, of which 10% are related to clinical development milestones, 44% are related to regulatory milestones and 46% are related to commercial milestones.

Certain Factors Important to Understanding Our Financial Condition and Results of Operations

Successful development of drugs is inherently difficult and uncertain. Our business requires significant investments in research and development over many years, often for products that fail during the research and development process. Our long-term prospects depend upon our ability, particularly with respect to cabozantinib, and the ability of our partners to successfully commercialize new therapeutics in highly competitive areas such as cancer treatment. Our financial performance is driven by many factors, including those described below.

Limited Sources of Revenues

COMETRIQ was approved by the FDA for the treatment of progressive, metastatic MTC in the United States in November 2012. We commercially launched COMETRIQ in January 2013. We currently estimate that there are between 500 and 700 first and second line metastatic MTC patients in the United States each year who will be eligible for COMETRIQ, and as a result we only expect to generate limited revenues from the sale of COMETRIQ in the near term. Prior to the approval of COMETRIQ, we had no pharmaceutical product that had received marketing approval, and as of December 31, 2012, we have generated no revenues from the sale of such products. We expect that all of our other near-term revenues, such as research and development funding, license fees and milestone payments and royalty revenues, will be generated from collaboration agreements with our partners. Our reliance on collaboration revenues is directly reflected in the decrease of our revenues in 2012 compared to 2011 due primarily to the October 2011 acceleration of $99.1 million of license revenue as a result of the termination of our 2008 collaboration agreement with Bristol Myers-Squibb for XL281, or the 2008 Agreement, and the December 2011 acceleration of $53.1 million in license revenue as a result of the termination in of our 2009 collaboration with Sanofi for the discovery of inhibitors of PI3K. Additionally, milestones under collaboration agreements may be tied to factors that are outside of our control, such as significant clinical or regulatory events with respect to compounds that have been licensed to our partners.

Clinical Development of Cabozantinib

We have focused our proprietary resources and development efforts on the development of cabozantinib. However, the product candidate may fail to show adequate safety or efficacy in clinical testing. Furthermore, predicting the timing of the initiation or completion of clinical trials is difficult, and our trials may be delayed due to many factors, including factors outside of our control. The future development path of cabozantinib depends upon the results of each stage of clinical development. We expect to incur increased expenses for the development of cabozantinib as it advances in clinical development.

Liquidity

As of December 31, 2012, we had $634.0 million in cash and investments, which included short- and long-term restricted cash and investments of $12.2 million and $28.0 million and short- and long-term unrestricted investments of $3.2 million and $83.7 million that we are required to maintain on deposit with Silicon Valley Bank or one of its affiliates pursuant to covenants in our loan and security agreement with Silicon Valley Bank. In August 2012, we completed concurrent registered underwritten public offerings in which we sold $287.5 million aggregate principal amount of the 2019 Notes and 34.5 million shares of common stock at a price of $4.25 per share, generating aggregate net proceeds of $416.1 million. In February 2012, we raised $65.0 million in net proceeds from a public offering of 12.7 million shares of our common stock at a price of $5.17 per share. We anticipate that our current cash and cash equivalents, short- and long-term investments and funding that we expect to receive from existing collaborators will enable us to maintain our operations for a period of at least 12 months following the end of 2012. However, our future capital requirements will be substantial, and we may need to raise additional capital in the future. Our capital requirements will depend on many factors, and we may need to use available capital resources and raise additional capital significantly earlier than we currently anticipate.

Our minimum liquidity needs are also determined by financial covenants in our loan and security agreement with Silicon Valley Bank as well as other factors, which are described under "– Liquidity and Capital Resources – Cash Requirements."

Our ability to raise additional funds may be severely impaired if cabozantinib fails to show adequate safety or efficacy in clinical testing.

2019 Notes

On August 14, 2012, we issued and sold $287.5 million aggregate principal amount of the 2019 Notes for net proceeds of $277.7 million. The 2019 Notes mature on August 15, 2019, unless earlier converted, redeemed or repurchased and bear interest at a rate of 4.25% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, beginning February 15, 2013. Subject to certain terms and conditions, at any time on or after August 15, 2016, we may redeem for cash all or a portion of the 2019 Notes. The redemption price will equal 100% of the principal amount of the 2019 Notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Upon the occurrence of certain circumstances, holders may convert their 2019 Notes prior to the close of business on the business day immediately preceding May 15, 2019. On or after May 15, 2019, until the close of business on the second trading day immediately preceding August 15, 2019, holders may surrender their 2019 Notes for conversion at any time. Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. The initial conversion rate of 188.2353 shares of common stock per $1,000 principal amount of the 2019 Notes is equivalent to a conversion price of approximately $5.31 per share of common stock and is subject to adjustment in connection with certain events. If a "Fundamental Change" (as defined in the indenture governing the 2019 Notes) occurs, holders of the 2019 Notes may require us to purchase for cash all or any portion of their 2019 Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change purchase date. In addition, if certain bankruptcy and insolvency-related events of defaults occur, the principal of, and accrued and unpaid interest on, all of the then outstanding notes shall automatically become due and payable. If an event of default other than certain bankruptcy and insolvency-related events of defaults occurs and is continuing, the Trustee by notice to us or the holders of at least 25% in principal amount of the outstanding 2019 Notes by notice to us and the Trustee, may declare the principal of, and accrued and unpaid interest on, all of the then outstanding 2019 Notes to be due and payable.

In connection with the convertible debt offering, $36.5 million of the proceeds were deposited into an escrow account which contains an amount of permitted securities sufficient to fund, when due, the total aggregate amount of the first six scheduled semi-annual interest payments on the 2019 Notes. The amount held in the escrow account is classified on our Consolidated Balance Sheets as Short-term restricted cash and investments and Restricted cash and investments of $12.2 million and $24.3 million, respectively, as of December 31, 2012. We have pledged our interest in the escrow account to the Trustee as security for our obligations under the 2019 Notes.

Deerfield Facility

On June 2, 2010, we entered into a note purchase agreement with Deerfield pursuant to which, on July 1, 2010, we sold to Deerfield an aggregate of $124.0 million initial principal amount of our secured convertible notes due June 2015 for an aggregate purchase price of $80.0 million, less closing fees and expenses of approximately $2.0 million. On August 6, 2012, the parties amended the note purchase agreement to permit the issuance of the 2019 Notes and modify certain optional prepayment rights. The amendment became effective upon the issuance of the 2019 Notes and the payment to Deerfield of a $1.5 million consent fee. The outstanding principal amount of the Deerfield Notes bears interest in the annual amount of $6.0 million, payable quarterly in arrears. In January 2013, we made a mandatory prepayment of $10.0 million on the Deerfield Notes. We will be required to make additional mandatory prepayments on the Deerfield Notes on an annual basis in 2014 and 2015 equal to 15% of specified payments from our collaborative arrangements received during the prior fiscal year, subject to a maximum annual prepayment amount of $27.5 million. There is a required minimum prepayment amount of $10.0 million due in January 2014. There is no minimum prepayment due in 2015. We may also prepay all or a portion (not less than $5.0 million) of the principal amount of the Deerfield Notes at an optional prepayment price based on a discounted principal amount (during the first three years of the term, subject to a prepayment premium) determined as of the date of prepayment, plus accrued and unpaid interest, plus in the case of a prepayment of the full principal amount of the Deerfield Notes (other than prepayments upon the occurrence of specified transactions relating to a change of control or a substantial sale of assets), all accrued interest that would have accrued between the date of such prepayment and the next anniversary of the note purchase agreement. Pursuant to the amendment of the note purchase agreement, any optional prepayment of the Deerfield Notes made on or prior to July 2, 2013 will be determined as if such prepayment occurred as of July 3, 2013. In lieu of making any optional or mandatory prepayment in cash, subject to certain limitations (including a cap on the number of shares issuable under the note purchase agreement), we have the right to convert all or a portion of the principal amount of the Deerfield Notes into, or satisfy all or any portion of the optional prepayment amounts or mandatory prepayment amounts (other than the $10.0 million mandatory prepayment required in January 2014 and any optional prepayments made prior to July 3, 2013) with shares of our common stock. Additionally, in lieu of making any payment of accrued and unpaid interest in respect of the Deerfield Notes in cash, subject to certain limitations, we may elect to satisfy any such payment with shares of our common stock. The number of shares of our common stock issuable upon conversion or in settlement of principal and interest obligations will be based upon the discounted trading price of our common stock over a specified trading period. Upon certain changes of control of our company, a sale or transfer of assets in one transaction or a series of related transactions for a purchase price of more than $400 million or a sale or transfer of more than 50% of our assets, Deerfield may require us to prepay the notes at the optional prepayment price, plus accrued and unpaid interest and any other accrued and reimbursable expenses, or the Put Price. Upon an event of default, Deerfield may declare all or a portion of the Put Price to be immediately due and payable.

We also entered into a security agreement in favor of Deerfield which provides that our obligations under the Deerfield Notes will be secured by substantially all of our assets except intellectual property. The note purchase agreement and the security agreement include customary representations and warranties and covenants made by us, including restrictions on the incurrence of additional indebtedness.

Loan Agreement with Silicon Valley Bank

On May 22, 2002, we entered into a loan and security agreement with Silicon Valley Bank for an equipment line of credit. On December 21, 2004, December 21, 2006 and December 21, 2007, we amended the loan and security agreement to provide for additional equipment lines of credit and on June 2, 2010, we further amended the loan and security agreement to provide for a new seven-year term loan in the amount of $80.0 million. The principal amount outstanding under the term loan accrues interest at 1.0% per annum, which interest is due and payable monthly. We are required to repay the term loan in one balloon principal payment, representing 100% of the principal balance and accrued and unpaid interest, on May 31, 2017. We are required to repay any advances under an equipment line of credit in 48 equal monthly payments of principal and interest. We have the option to prepay all, but not less than all, of the amounts advanced under the term loan, provided that we pay all unpaid accrued interest thereon that is due through the date of such prepayment and the interest on the entire principal balance of the term loan that would otherwise have been paid after such prepayment date until the maturity date of the term loan. We have the option to prepay without penalty any advance under an equipment line of credit other than advances under a single equipment line of credit, which has a 1.0% prepayment penalty, provided that we pay all unpaid accrued interest thereon that is due through the date of such prepayment. In accordance with the terms of the loan and security agreement, we are required to maintain an amount equal to at least 100%, but not to exceed 107%, of the outstanding principal balance of the term loan and all equipment lines of credit under the loan and security agreement on deposit in one or more investment accounts with Silicon Valley Bank and certain other designated financial institutions as support for our obligations under the loan and security agreement (although we are entitled to retain income earned or the amounts maintained in such accounts). Any amounts outstanding under the term loan during the continuance of an event of default under the loan and security agreement will, at the election of Silicon Valley Bank, bear interest at a per annum rate equal to 6.0%. If one or more events of default under the loan and security agreement occurs and continues beyond any applicable cure period, Silicon Valley Bank may declare all or part of the obligations under the loan and security agreement to be immediately due and payable and stop advancing money or extending credit to us under the loan and security agreement.

Restructurings

We implemented restructurings in March 2010 and December 2010 as a consequence of our decision to focus our proprietary resources and development efforts on the development and commercialization of cabozantinib. We implemented additional restructurings in March 2011 and May 2012, which, together with the 2010 restructurings, we refer to as the Restructurings. The aggregate reduction in headcount from the Restructurings is 422 employees.

During the three years ended December 31, 2012, we recorded aggregate restructuring charges of $52.1 million in connection with the Restructurings, of which $21.2 million related to termination benefits, $28.6 million related to facility charges, $2.2 million net related to the impairment of excess equipment and other assets, and a minor amount of legal and other fees. Asset impairment charges were partially offset by cash proceeds of $2.6 million from the sale of such assets.

Our March 2010 restructuring charge was primarily related to termination benefits and facility related charges resulting from the closure of our facility in San Diego, California, and one of our South San Francisco facilities, which took into consideration a sublease that commenced in September 2010. The December 2010 restructuring charge was primarily related to termination benefits resulting from additional reductions in our workforce. Our 2011 restructuring charge was primarily facility-related charges that relate to portions of two additional buildings in South San Francisco and took into consideration our entry into two sublease agreements the majority of one of these buildings in July 2011 as well as charges relating to the short-term exit of the second floor of another building in December 2011. The 2012 restructuring charge was primarily related to termination benefits in May 2012 and the December 2012 determination to extend disuse of most of the remaining space in one building for the remainder of the lease term.

We expect to pay accrued facility charges of $19.2 million, net of cash received from our subtenants, through 2017, or the end of our lease terms of the buildings. With respect to our Restructurings, we expect to incur additional restructuring charges of $3.2 million relating to certain of our South San Francisco facilities that we have planned to exit at a future date and which remained in use as of December 31, 2012. These charges will be recorded through the end of the building lease terms, the latest of which ends in 2017.

During the three years ended December 31, 2012, the Restructurings resulted in aggregate cash expenditures of $28.7 million, net of $2.6 million in cash received in connection with the sale of excess equipment and other assets. Net cash expenditures for the Restructurings were $5.3 million, $9.3 million, and $14.1 million during the years ended December 31, 2012, 2011 and 2010, respectively.

The restructuring charges that we expect to incur in connection with the Restructurings are subject to a number of assumptions, and actual results may materially differ. We may also incur other material charges not currently contemplated due to events that may occur as a result of, or associated with, the Restructurings.

Critical Accounting Estimates

Our consolidated financial statements and related notes are prepared in accordance with U.S. generally accepted accounting principles which require us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of our Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Revenue Recognition

Historically, our revenues were derived from three primary sources: license fees, milestone payments and collaborative agreement reimbursements.

Revenues from license fees and milestone payments primarily consist of upfront license fees and milestone payments received under various collaboration agreements. We initially recognize upfront fees received from third party collaborators as unearned revenues and then recognize these amounts on a ratable basis over the expected term of the research collaboration. Therefore, any changes in the expected term of the research collaboration will impact revenue recognition for the given period. Often, the total research term is not contractually defined and an estimate of the term of our total obligation must be made. For example, under the 2008 Agreement with Bristol-Myers Squibb, we originally estimated our term to be through August 2013, which was the estimated term of our performance obligations for XL281. We estimated that this would be the period over which we would be obligated to perform services and therefore the appropriate term with which to ratably recognize any license fees. During the fourth quarter of 2010, this estimate was extended to April 2014 as a result of the decision with Bristol-Myers Squibb to complete additional phase 1 trial programs for XL281. On July 8, 2011, we received written notification from Bristol-Myers Squibb of its decision to terminate the 2008 Agreement in its entirety. As a result of the termination of the 2008 Agreement, the estimated research term was revised to end on October 8, 2011. Accordingly, we accelerated the remaining deferred revenue balance through the revised end of the research term and recognized $109.9 million in revenue during the third quarter ended September 30, 2011 and the remaining $10.4 million in revenue during the fourth quarter ended December 31, 2011. License fees are classified as license revenues in our Consolidated Statements of Operations.

Although milestone payments are generally non-refundable once the milestone is achieved, we recognize milestone revenues on a straight-line basis over the expected research term of the arrangement. This typically results in a portion of a milestone being recognized on the date the milestone is achieved, with the balance being recognized over the remaining research term of the agreement. In certain situations, we may receive milestone payments after the end of our period of continued involvement. In such circumstances, we would recognize 100% of the milestone revenues when the milestone is achieved. Milestones are classified as contract revenues in our Consolidated Statements of Operations.

Collaborative agreement reimbursement revenues consist of research and development support received from collaborators and are recorded as earned based on the performance requirements by both parties under the respective contracts. Under the 2008 Agreement with Bristol-Myers Squibb and prior to its termination by Bristol-Myers Squibb in 2010 as to cabozantinib, both parties were actively involved with compound development and certain research and development expenses were partially reimbursable to us. On an annual basis, amounts owed by Bristol-Myers Squibb to us, net of amounts reimbursable to Bristol-Myers Squibb by us for the development of cabozantinib and XL281, were recorded as collaboration reimbursement revenues. Conversely, research and development expenses would include the net settlement of amounts we owed Bristol-Myers Squibb for research and development expenses that Bristol-Myers Squibb incurred in connection with the development of cabozantinib, less amounts reimbursable to us by Bristol-Myers Squibb for the development of both cabozantinib and XL281. In annual periods when net research and development funding payments were payable to Bristol-Myers Squibb, these payments were presented as collaboration cost-sharing expenses. Reimbursements under co-development agreements were classified as collaboration reimbursement revenues, while reimbursements under other arrangements were classified as contract revenues in our Consolidated Statements of Operations.

As a result of the termination of the 2008 Agreement with Bristol-Myers Squibb, which became effective on October 8, 2011, reimbursement payments were presented as collaboration reimbursement revenues for the period ended December 31, 2011. We did not record any further collaboration cost-sharing expense or collaboration reimbursement revenues under our current collaborations during 2012. See "Note 2 – Research and Collaboration Agreements" of the Notes to Consolidated Financial Statements for further information on our 2008 Agreement with Bristol-Myers Squibb.

Some of our research and licensing arrangements have multiple deliverables in order to meet our customer's needs. For example, the arrangements may include a combination of intellectual property rights and research and development services. Multiple element revenue agreements are evaluated to determine whether the delivered item has value to the customer on a stand-alone basis and whether objective and reliable evidence of the fair value of the undelivered item exists. Deliverables in an arrangement that do not meet the separation criteria are treated as one unit of accounting for purposes of revenue recognition. Generally, the revenue recognition guidance applicable to the final deliverable is followed for the combined unit of accounting. For certain arrangements, the period of time over which certain deliverables will be provided is not contractually defined.

Accordingly, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. For example, in 2011, under our 2009 collaboration agreement with Sanofi for the discovery of inhibitors of phosphoinositide-3 kinase, we accelerated $53.1 million in previously deferred revenue as a result of the termination of this agreement on December 22, 2011 instead of the previously estimated research term end date of July 2013.

Clinical Trial Accruals

All of our clinical trials have been executed with support from third-party contract research organizations, or CROs, and other vendors. We accrue costs for clinical trial activities performed by CROs based upon the estimated amount of work completed on each trial. For clinical trial expenses, the significant factors used in estimating accruals include the number of patients enrolled, the number of active clinical sites, and the duration for which the patients will be enrolled in the trial. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence with CROs and review of contractual terms. We base our estimates on the best information available at the time. However, additional information may become available to us, which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period first known. For example, during the years ended December 31, 2012, 2011 and 2010, we recorded a reduction related to prior periods of approximately $2.7 million, $1.6 million and $0.9 million, respectively, to our accrued clinical trial liabilities and research and development expenses primarily related to our phase 2 and phase 3 clinical trials for cabozantinib. The reductions in these expenses were a result of changes in estimates of planned patient visits and additional assessments that will no longer occur or which were subsequently covered by our patients' insurance providers, as well as a reduction of our expected obligation in 2012 for lab services.

Restructuring Liability

In connection with our 2012, 2011 and 2010 restructuring activities, we estimate facility-related restructuring charges which represent the present value of the estimated facility costs for which we would obtain no future economic benefit offset by estimated future sublease income, including any credit or debit relating to existing deferred rent balances associated with the vacated building.

We derive our estimates based primarily on discussions with our brokers and our own view of market conditions based in part on discussions with potential subtenants. These estimates require significant assumptions regarding the time required to contract with subtenants, the amount of idle space we would be able to sublease and potential future sublease rates. The present value factor, which also affects the level of accreted interest expense that we will recognize as additional restructuring charges over the term of the lease, is based on our estimate of our credit-risk adjusted borrowing rate at the time the initial lease-related restructuring liability is calculated.

Changes in the assumptions underlying our estimates could have a material impact on our restructuring charge and restructuring liability. We are required to continue to update our estimate of our restructuring liability in future periods as conditions warrant, and we expect to further revise our estimate in future periods as we continue our discussions with potential subtenants.

In addition, in connection with our sublease efforts for our buildings in South San Francisco, if we vacate and sublease these facilities for rates that are not significantly in excess of our costs, we would not likely recover the carrying value of certain assets associated with these facilities. As such, we could potentially recognize additional asset impairment charges, in future periods, if we were to sublease parts of either of these buildings.

If the actual amounts differ from our estimates, the amount of restructuring charges could be materially impacted. See "Note 4 – Restructurings" of the Notes to Consolidated Financial Statements for a further discussion on our Restructurings.

Stock Option Valuation

Our estimate of compensation expense requires us to determine the appropriate fair value model and a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns, future forfeitures and related tax effects. The most significant assumptions are our estimates of the expected volatility and the expected term of the award. In addition, we are required to estimate the expected forfeiture rate, including assessing the likelihood of achieving our goals for performance-based stock options, and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. The value of a stock option is derived from its potential for appreciation. The more volatile the stock, the more valuable the option becomes because of the greater possibility of significant changes in stock price. Because there is a market for options on our common stock, we have considered implied volatilities as well as our historical realized volatilities when developing an estimate of expected volatility. The expected option term also has a significant effect on the value of the option. The longer the term, the more time the option holder has to allow the stock price to increase without a cash investment and thus, the more valuable the option. Further, lengthier option terms provide more opportunity to exploit market highs. However, empirical data show that employees, for a variety of reasons, typically do not wait until the end of the contractual term of a nontransferable option to exercise. Accordingly, companies are required to estimate the expected term of the option for input to an option-pricing model. As required under the accounting rules, we review our valuation assumptions at each grant date and, as a result, from time to time we will likely change the valuation assumptions we use to value stock based awards granted in future periods. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. As of December 31, 2012, $14.7 million of total unrecognized compensation expense related to stock options was expected to be recognized over a weighted-average period of 2.97 years and $6.0 million of total unrecognized compensation expense relating to restricted stock units was expected to be recognized over 2.92 years. See "Note 10—Employee Benefit Plans" of the Notes to Consolidated Financial Statements for a further discussion on stock-based compensation.

Valuation of Debt and Equity Instruments issued in Connection with August 2012 Offering

The 2019 Notes are accounted for in accordance with ASC Subtopic 470-20, Debt with Conversion and Other Options. Under ASC Subtopic 470-20, issuers of certain convertible debt instruments that have a net settlement feature and may be settled in cash upon conversion, including partial cash settlement, are required to separately account for the liability (debt) and equity (conversion option) components of the instrument. The carrying amount of the liability component of any outstanding debt instrument is computed by estimating the fair value of a similar liability without the conversion option. The amount of the equity component is then calculated by deducting the fair value of the liability component from the principal amount of the convertible debt instrument. The effective interest rate used in determining the liability component of the 2019 Notes was 10.09%. See "Note 7 – Debt" of the Note to Consolidated Financial Statements for further information regarding the 2019 Notes.

Fiscal Year Convention

We have adopted a 52- or 53-week fiscal year that generally ends on the Friday closest to December 31. Fiscal year 2010, a 52-week year, ended on December 31, 2010, fiscal year 2011, a 52-week year, ended on

December 30, 2011, and fiscal year 2012, a 52-week year, ended on December 28, 2012. For convenience, references in this report as of and for the fiscal years ended, December 31, 2010, December 30, 2011 and December 28, 2012 are indicated on a calendar year basis, ended December 31, 2010, 2011 and 2012, respectively.

Results of Operations – Comparison of Years Ended December 31, 2012, 2011, and 2010

Revenues

Total revenues by category were as follows (dollars in millions):

	Year Ended December 31,		
	2012	2011	2010
Contract revenues:			
Milestones	$ 20.7	$ 15.5	$ 18.4
Research and development funding	—	15.6	42.8
Other contract revenue	—	10.2	—
License revenues (1)	26.7	245.5	96.4
Collaboration reimbursements	—	2.8	27.4
Total revenues	$ 47.4	$289.6	$185.0
Dollar change	$(242.2)	$104.6	$ 33.2
Percentage change	(84)%	57%	22%

(1) Includes amortization of upfront payments.

Total revenues by customer were as follows (dollars in millions):

	Year Ended December 31,		
	2012	2011	2010
Bristol-Myers Squibb	$ 31.2	$171.7	$ 91.9
Merck	10.7	1.3	—
Daiichi Sankyo	5.5	—	5.0
Sanofi	—	113.9	77.6
Genentech	—	2.0	7.0
Boehringer Ingelheim	—	0.7	3.5
Total revenues	$ 47.4	$289.6	$185.0
Dollar change	$(242.2)	$104.6	$ 33.2
Percentage change	(84)%	57%	22%

The decrease in revenues from 2011 to 2012 was primarily due to the acceleration of revenues under two collaboration agreements in 2011, resulting in an abnormally large amount of license revenue in 2011 and the loss of any license revenues under those agreements in 2012. These accelerations consisted of the October 2011 acceleration of $99.1 million of license revenue as a result of the termination of our 2008 Agreement with Bristol Myers-Squibb for XL281, the December 2011 acceleration of $53.1 million in license revenue and a $15.3 million one-time termination fee accrued in December 2011 as a result of the termination in of our 2009 collaboration with Sanofi for the discovery of inhibitors of PI3K. Further contributing to the decrease was a $6.8 million transfer fee received and recognized in 2011 in connection with the transfer in April 2011 of substantially all development activities pertaining to XL147 and XL765 to Sanofi under our 2009 license agreement for these compounds. These decreases in revenues were partially offset by a milestone payment of $5.5 million received from Daiichi Sankyo in August 2012 related to our collaboration agreement for XL550 and $10.7 million in revenue recognized in 2012 under our December 2011 agreement with Merck for our PI3K-delta program.

The increase in revenues from 2010 to 2011 was primarily due acceleration of revenues under two collaboration agreements in 2011, resulting in an abnormally large amount of license revenue in 2011 described above. These increases were partially offset by a decline in collaboration reimbursement revenue and research funding related to the termination of our 2008 Agreement with Bristol-Myers Squibb and the transfer of substantially all development activities pertaining to XL147 and XL765 to Sanofi under our 2009 license agreement for these compounds. Furthermore, there was a decline in milestone revenue relating to the one-time payment received from Genentech of $2.0 million in 2011 under a 2005 collaboration agreement for therapeutics directed against targets in the Notch signaling pathway compared to $7.0 million received from Genentech in 2010 under our 2006 MEK collaboration.

Research and Development Expenses

Total research and development expenses were as follows (dollars in millions):

	Year Ended December 31,		
	2012	2011	2010
Research and development expenses	$128.9	$156.8	$210.7
Dollar change	$(27.9)	$(53.9)	$(24.0)
Percentage change	(18)%	(26)%	(10)%

Research and development expenses consist primarily of clinical trial expenses, personnel expenses, general corporate costs, consulting and outside services, stock-based compensation, depreciation and amortization, and laboratory supplies. The decrease in 2012 compared to 2011, resulted primarily from the following:

- **Clinical Trial Costs** – Clinical trial expenses, which include services performed by third-party contract research organizations and other vendors, decreased by $17.6 million, or 23%, primarily due to the gradual wind down of our RDT and EXAM, various cabozantinib clinical pharmacology studies that occurred in 2011 in support of our NDA filing for progressive, metastatic MTC, the transfer of XL147 and XL765 to Sanofi in 2011, and the termination of our 2008 agreement with Bristol Myers-Squibb for XL281 in 2011. These decreases were partially offset by an increase in clinical trial activities for our COMET-1 and COMET-2 trials, as well as an increase in chemistry, manufacturing and control, or CMC, expenses associated with commercial launch preparation and increases for various IST trials, resulting in a net decrease for 2012.

- **General Corporate Costs** – There was a decrease of $5.0 million, or 18%, in the allocation of general corporate costs (such as facility costs, property taxes and insurance) to research and development, primarily due to the decrease in research personnel related to the Restructurings.

- **Personnel** – Personnel expense, which includes salaries, bonuses, and related fringe benefits, recruiting, relocation costs, decreased by $1.7 million, or 6%, primarily due to the reduction in headcount related to the Restructurings.

- **Depreciation and Amortization** – Depreciation and amortization expense decreased by $1.5 million, or 40%, primarily as a result of the impairment and disposition of assets related to the Restructurings and the impact of additional assets becoming fully depreciated during 2011 and 2012.

- **Stock-Based Compensation** – Stock-based compensation expense decreased by $1.5 million, or 24%, primarily as a result of the reduction in headcount related to the Restructurings and lower fair value of awards granted under our stock option plans.

- **Temporary Personnel** – Temporary personnel expense decreased by $1.4 million, or 29%, primarily due to the Restructurings.

- **Lab Supplies** – Expenses related to lab supplies decreased by $1.0 million, or 56%, primarily as a result of the Restructurings.

- **Consulting** – The above decreases were partially offset by consulting expenses which increased $2.1 million, or 71%, primarily as a result of increased outsourcing of development and clinical trial activities.

The decrease in 2011 compared to 2010, resulted primarily from the following:

- **Personnel** – Personnel expense, which includes salaries, bonuses, related fringe benefits, recruiting and relocation costs, decreased by $17.8 million, or 36% primarily due to the reduction in headcount resulting from the Restructurings.
- **Clinical Trial Costs** – Clinical trial expenses, which include services performed by third-party contract research organizations and other vendors, decreased by $9.7 million, or 11%, primarily due to the transfer of XL765 and XL147 to Sanofi, the wind-down of activities associated with XL228 and the decrease in patient activity for XL281 trials. These decreases were partially offset by an increase in clinical trial activities for cabozantinib.
- **General Corporate Costs** – There was a decrease of $7.8 million, or 22%, in the allocation of general corporate costs (such as facility costs, property taxes and insurance) to research and development, primarily as a result of a decrease in research and development personnel and the exit of facilities in San Diego and South San Francisco as a result of the Restructurings, and the resulting decrease in allocated costs.
- **Laboratory Supplies** – Laboratory supplies decreased by $6.6 million, or 78%, primarily due to the decrease in headcount and other cost cutting measures as a result of the Restructurings.
- **Stock-Based Compensation** – Stock-based compensation expense decreased by $5.6 million, or 48%, as a result of our reduction in headcount from the Restructurings.

We do not track total research and development expenses separately for each of our research and development programs. We group our research and development expenses into three categories: development, drug discovery and other. Our development group leads the development and implementation of our clinical and regulatory strategies and prioritizes disease indications in which our compounds may be studied in clinical trials. Development expenses relate primarily to clinical trial, personnel and general corporate costs. As noted under "— Overview," we are focusing our proprietary resources and development and commercialization efforts exclusively on COMETRIQ™ (cabozantinib), our wholly-owned inhibitor of multiple receptor tyrosine kinases, and our objective is to build COMETRIQ into a major oncology franchise. We intend to advance cabozantinib through an extensive development program exploring multiple cancer indications, and as a result, we expect nearly all of our future research and development expenses to relate to the clinical development of cabozantinib. Historically, drug discovery was a significant aspect of our business and consisted of the discovery, optimization and characterization of lead compounds for selection of development candidates with the best potential for further evaluation and advancement into clinical development. As a consequence of our focus on cabozantinib, since 2010 we have gradually discontinued all of our drug discovery efforts except for those funded under our ROR collaboration agreement with Bristol-Myers Squibb, and intend to terminate these remaining drug discovery efforts when we complete our obligations under the ROR collaboration agreement. Drug discovery expenses relate primarily to personnel expense, lab supplies and general corporate costs. The other category primarily includes stock-based compensation expense for personnel working in research and development.

We principally consider qualitative factors in making decisions regarding our research and development programs. These factors include enrollment in clinical trials for our drug candidates, the results of and data from clinical trials, the potential indications for our drug candidates, the therapeutic and commercial potential for our drug candidates and competitive dynamics. We also make our research and development decisions in the context of our overall business strategy, which historically included the pursuit of commercial collaborations with major pharmaceutical and biotechnology companies for the development of our drug candidates.

The expenditures summarized in the following table reflect total research and development expenses by category, including allocations for general and administrative expense (in millions):

	Year Ended December 31,			Inception to Date(1)
	2012	2011	2010	
Development	$113.8	$132.3	$142.9	$ 827.1
Drug discovery	10.5	17.8	54.1	466.9
Other	4.6	6.7	13.7	105.4
Total	$128.9	$156.8	$210.7	$1,399.4

(1) Inception is as of January 1, 2006, the date on which we began tracking research and development expenses by category.

While we do not track total research and development expenses separately for each program, beginning in fiscal 2006, we began tracking third party expenditures directly relating to each program as a way of monitoring external costs. Our third party research and development expenditures relate principally to our clinical trial and related development activities, such as preclinical and clinical studies and contract manufacturing, and represent only a portion of the costs related to each program. Third party expenditures for programs initiated prior to the beginning of fiscal 2006 have not been tracked from project inception, and therefore these expenditures from the actual inception for most of our programs are not available. We do not accumulate on a program-specific basis internal research and development expenses, such as salaries and personnel expenses, facilities overhead expenses and external costs not directly attributable to a specific project. Nevertheless, we believe that third party expenditures by program provide a reasonable estimate of the percentage of our total research and development expenses that are attributable to each such program. Under our current strategy, we are focusing our proprietary resources and development efforts exclusively on the development and commercialization of cabozantinib. As a result, as of December 31, 2012, substantially all of our external third party research and development expenditures were spent on this program. We expect to continue to incur significant research and development costs for cabozantinib in future periods as we develop the program's application for the treatment of metastatic CRPC. We also expect to expand the cabozantinib development program to other solid tumor indications, based on encouraging interim data that have emerged from our RDT as well as other clinical trials. The expenses for the cabozantinib program were primarily included in the development category of our research and development expenses and exclude the impact of any amounts reimbursed by our partners.

We do not have reliable estimates regarding the timing of our clinical trials. We estimate that typical phase 1 clinical trials last approximately one year, phase 2 clinical trials last approximately one to two years and phase 3 clinical trials last approximately two to four years. However, the length of time may vary substantially according to factors relating to the particular clinical trial, such as the type and intended use of the drug candidate, the clinical trial design and the ability to enroll suitable patients. In general, we will incur increased research and development expenses for compounds that advance in clinical development, whereas expenses will end for compounds that do not warrant further clinical development.

We do not have reliable estimates of total costs for a particular drug candidate, or for cabozantinib for a particular indication, to reach the market. Our potential therapeutic products are subject to a lengthy and uncertain regulatory process that may involve unanticipated additional clinical trials and may not result in receipt of the necessary regulatory approvals. Failure to receive the necessary regulatory approvals would prevent us from commercializing the product candidates affected. In addition, clinical trials of our potential product candidates may fail to demonstrate safety and efficacy, which could prevent or significantly delay regulatory approval.

General and Administrative Expenses

Total general and administrative expenses were as follows (dollars in millions):

	Year Ended December 31,		
	2012	2011	2010
General and administrative expenses	$31.8	$33.1	$33.0
Dollar change	$(1.3)	$ 0.1	$(1.4)
Percentage change	(4)%	—	(4)%

General and administrative expenses consist primarily of personnel expenses, facility costs, legal patent costs, consulting and professional expenses including other legal and accounting fees, and employee stock-based compensation expense.

The decrease in general and administrative expenses for 2012, as compared to 2011, was primarily related to decreases in facility costs, legal and accounting fees, employee stock-based compensation expense, and depreciation and amortization. These decreases were partially offset by increases in marketing and commercialization activities in preparation for the commercial launch of COMETRIQ for progressive, metastatic MTC and reduced allocations to research and development as a result of lower headcount.

The increase in general and administrative expenses for 2011 as compared to 2010, was primarily due to a decrease in allocation of general corporate costs to research and development as a result of the reduction in research and development headcount from our Restructurings in 2010 and 2011, as well as an increase in marketing expenses relating to the preparation for the potential commercial launch of cabozantinib. These increases were offset by a decrease in facility, personnel and stock compensation costs relating to our Restructurings in 2010 and 2011.

Restructuring Charge

Total restructuring charge expenses from our Restructurings were as follows (dollars millions):

	Year Ended December 31,		
	2012	2011	2010
Restructuring charge	$ 9.2	$ 10.1	$ 32.7
Dollar change	$(0.9)	$(22.6)	$ 32.7
Percentage change	(9)%	(69)%	Not Meaningful

We implemented two Restructurings in March 2010 and December 2010 as a consequence of our decision to focus our proprietary resources and development efforts on the development and commercialization of cabozantinib. We implemented additional Restructurings in March 2011 and May 2012. The aggregate reduction in headcount from the Restructurings is 422 employees.

Our March 2010 restructuring charge was primarily related to termination benefits and facility related charges resulting from the closure of our facility in San Diego, California, and one of our South San Francisco facilities, which took into consideration a sublease that commenced in September 2010. The December 2010 restructuring charge was primarily related to termination benefits resulting from additional reductions in our workforce. Our 2011 restructuring charge was primarily facility-related charges that relate to portions of two additional buildings in South San Francisco and took into consideration our entry into two sublease agreements for the majority of one of these buildings in July 2011 as well as charges relating to the short-term exit of the second floor of another building in December 2011. The 2012 restructuring charge was primarily related to termination benefits in May 2012 and the December 2012 determination to extend disuse of most of the remaining space in one building for the remainder of the lease term.

Total Other Income (Expense), net

Total other income (expense), net, were as follows (in millions):

	Year Ended December 31,		
	2012	2011	2010
Interest income and other, net	$ 2.0	$ 1.5	$ 0.1
Interest expense	(27.1)	(16.3)	(9.3)
Gain on sale of businesses	—	2.3	8.2
Total other income (expense), net	$(25.1)	$(12.5)	$(1.0)
Dollar change	$(12.6)	$(11.5)	$17.9

Total other income (expense), net consists primarily of interest income earned on our cash and investments and gains on sales of businesses, offset by interest expense incurred on our debt.

The change in total other income (expense), net for 2012 compared to 2011, was primarily due to the increased interest expense as a result of the August 2012 issuance of the 2019 Notes and the decrease in gain on sale of businesses. Included in interest expense for year ended December 31, 2012 was $15.6 million of non-cash interest expense related to the 2019 Notes and the Deerfield Notes. There were no sales of businesses in 2012 while in 2011 we sold our remaining 19.9% equity interest in Artemis as well as excess XL647 materials.

The change in total other income (expense), net for 2011 compared to 2010, was primarily due to the increased interest expense in 2011 as a result of our entry into a note purchase agreement with Deerfield in June 2010, partially offset by decreases in the gains on sale of businesses; in contrast to the 2011 sales described above, in 2010, we recorded gains relating to the sale of our plant trait business and the sale of our cell factory business.

Income Tax Provision (Benefit)

Income tax provision (benefit) were as follows (in millions):

	Year Ended December 31,		
	2012	2011	2010
Income tax provision (benefit)	$ 0.1	$1.3	$(0.1)
Dollar change	$(1.2)	$1.4	$(1.2)

In 2009 and 2010, we recorded an income tax benefit as a result of the enactment of the Housing and Economy Recovery Act of 2008, which was extended through 2009 in connection with the enactment of the American Recovery and Reinvestment Tax Act of 2009. Approximately $0.6 million of the 2011 provision relates to an adjustment of the refund received in 2009 and 2010 under these Acts after we further evaluated the qualified expenses from which the refund calculation was originally based. The remaining amount of $0.7 million relates to a tax deferred revenue adjustment that resulted in a state tax liability due to state net operating loss carryover limitations. No such adjustments were recorded during 2012 or 2010.

Liquidity and Capital Resources

Sources and Uses of Cash

The following table summarizes our cash flow activities for the years ended December 31, 2012, 2011, and 2010 (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Net (loss) income	$(147,645)	$ 75,697	$ (92,330)
Adjustments to reconcile net (loss) income to net cash used in operating activities	34,087	29,954	33,615
Changes in operating assets and liabilities	(8,638)	(264,884)	(42,333)
Net cash used in operating activities	(122,196)	(159,233)	(101,048)
Net cash used in investing activities	(259,470)	(51,463)	(19,569)
Net cash provided by financing activities	478,428	187,513	131,261
Net increase (decrease) in cash and cash equivalents	96,762	(23,183)	10,644
Cash and cash equivalents at beginning of year	74,257	97,440	86,796
Cash and cash equivalents at end of year	$ 170,069	$ 74,257	$ 97,440

To date, we have financed our operations primarily through the sale of equity, payments and loans from collaborators and banks, debt financing arrangements and equipment financing facilities. We have also financed certain of our research and development activities under our agreements with various collaborators. As of December 31, 2012, we had $634.0 million in cash and investments, which included short- and long-term restricted cash and investments of $12.2 million and $28.0 million and short- and long-term unrestricted investments of $3.2 million and $83.7 million that we are required to maintain on deposit with Silicon Valley Bank or one of its affiliates pursuant to covenants in our loan and security agreement with Silicon Valley Bank.

Operating Activities

Our operating activities used cash of $123.1 million for the year ended December 31, 2012, compared to cash used of $159.2 million for the year ended December 31, 2011 and cash used of $101.0 million for the year ended December 31, 2010.

Cash used in operating activities for 2012 related primarily to our $169.9 million in operating expenses for the year, less non-cash expenses for stock-based compensation and depreciation and amortization totaling $8.8 million and $5.7 million, respectively. Our operating expenses were largely attributable to the development of cabozantinib. In addition, we paid $6.3 million for our Restructurings during 2012. These uses of cash were partially offset by the receipt of $27.3 million in cash in January 2012 relating to the termination of our 2009 discovery collaboration with Sanofi in December 2011 and the upfront payment received from Merck under our PI3K-delta license agreement. As significant portion of our other 2012 revenues were non-cash, which was reflected in the $41.9 million reduction in deferred revenue during the year. Cash paid for interest of $7.0 million was significantly lower than our interest expense of $27.1 million due in large part to accretion of implied interest under the Deerfield Notes and the 2019 Notes. The decrease in cash used for operating activities during 2012 as compared 2011 was primarily due to the decrease in operating expenses during those periods.

Cash used by operating activities for 2011 as compared to 2010 increased $58.2 million primarily due to a decrease in cash received for contract and license revenues, as evidenced by our $244.5 million reduction in deferred revenue balance during 2011. This was due to the acceleration of non-cash revenue recognized as well as a reduction in collaboration reimbursements and research funding received due to the termination of the 2008

Agreement with Bristol-Myers Squibb and our 2009 collaboration agreement with Sanofi. In addition, there was an increase in our receivables balance relating to our collaboration agreements and a reduction in our other accrual balances due to the timing of payments made to vendors. These increases in cash used were partially offset by our reduction in operating expenses from $276.4 million during 2010 to $200.1 million in 2011, and an increase in non-cash accretion of implied interest for our Deerfield Notes and a reduction in cash payments due to our Restructurings.

Cash used by operating activities during 2010 related primarily to our net loss of $92.3 million. The impact of non-cash revenue, reflected in the decrease in deferred revenues of $42.9 million was largely offset by non-cash charges totaling $38.6 million relating to stock-based compensation, depreciation and amortization, accretion of implied interest under our 2010 note purchase agreement with Deerfield, and impairment of assets due to our March and December 2010 Restructurings and the increase in our liability for our Restructurings totaling $14.3 million. Operating cash flows also excluded the impact of gains recognized in association with our transaction with Agrigenetics for the sale of our plant trait business.

Except for 2011, we have been in a net loss position and our cash used in operating activities has been primarily driven by our net loss. Operating cash flows can differ from our consolidated net loss as a result of differences in the timing of cash receipts and earnings recognition and non-cash charges. Going forward for at least the next several years, we expect to continue to use cash for operating activities as we incur net losses associated with our research and development activities, primarily with respect to manufacturing and development expenses for cabozantinib.

Investing Activities

Our investing activities used cash of $259.5 million for the year ended December 31, 2012, compared to cash used of $51.5 million for the year ended December 31, 2011, and cash used of $19.6 million for 2010.

Cash used by investing activities for the 2012 period was primarily due to the purchase of $533.5 million of investments and a net increase in restricted cash of $36.0 million, primarily in connection with the 2019 Notes. These uses were partially offset by proceeds from the maturity of investments of $310.8 million.

Cash used by investing activities for 2011 was primarily driven by the purchase of $237.2 million in investments partially offset by proceeds received from the maturity of investments of $124.8 million, proceeds from the sale of investments before maturity of $55.2 million and a proceeds of $3.0 million from the sale of our 19.9% equity ownership in Artemis.

Cash used by investing activities for 2010 was primarily driven by the purchase of $167.3 million of investments. These uses of cash were partially offset by proceeds from the maturity of investments of $127.6 million in addition to the sale of investments prior to maturity of $12.8 million and proceeds of $9.0 million associated with our 2007 transaction with Agrigenetics and the sale of our cell factory business in 2010. The proceeds provided by the sale and maturity of our investments were used to fund our operations.

Financing Activities

Our financing activities provided cash of $478.4 million for the year ended December 31, 2012, compared to cash provided of $187.5 million for the year ended December 31, 2011, and cash provided of $131.3 million for 2010.

Cash provided by our financing activities for 2012 was due to the issuance of 12.7 million shares of common stock in February 2012 and 34.5 million shares of common stock in August 2012 for total net proceeds of $203.5 million, as well as the issuance and sale of the 2019 Notes for net proceeds of $277.7 million.

Cash provided by our financing activities for 2011 consisted of net proceeds of $179.4 million from the issuance of 17.3 million shares of common stock, proceeds from the exercise of stock options of $12.4 million and the final draw down of $2.6 million required under our Silicon Valley Bank loan agreement. These increases in cash were partially offset by cash used for principal payments on notes payable and bank obligations of $8.6 million.

Cash provided by our financing activities for 2010 was primarily due to funds received under our loan agreement with Silicon Valley Bank, the sale of secured convertible notes to Deerfield for proceeds of $165.0 million, proceeds from the sale of our common stock under our employee stock purchase plan of $3.1 million and proceeds from employee option exercises of $2.7 million. These cash inflows were partially offset by principal payments on notes payable and bank obligations of $39.6 million.

Proceeds from collaboration loans and common stock issuances are used for general working capital purposes, such as research and development activities and other general corporate purposes. Over the next several years, we are required to make certain payments on notes and bank obligations. In 2010, we amended our loan and security agreement with Silicon Valley Bank to provide for a new seven-year term loan in the amount of $80.0 million. In addition, we entered into a note purchase agreement with Deerfield pursuant to which we sold to Deerfield an aggregate $124.0 million initial principal amount of our secured convertible notes for an aggregate purchase price of $80.0 million, less closing fees and expenses of approximately $2.0 million. In August 2012, we incurred $287.5 million of indebtedness through the issuance of the 2019 Notes. See "—Certain Factors Important to Understanding Our Financial Condition and Results of Operations" and "Note 7 – Debt" of the Notes to the Consolidated Financial Statements for additional details on these agreements.

Cash Requirements

We have incurred net losses since inception through the year ended December 31, 2012, with the exception of the fiscal year ended 2011, primarily as a result of the acceleration of revenue recognized under our 2008 Agreement with Bristol-Myers Squibb that terminated in October 2011 and under our 2009 discovery collaboration agreement with Sanofi that terminated in December 2011. We anticipate net losses and negative operating cash flow for the foreseeable future. For the year ended December 31, 2012, we had a net loss of $147.6 million; as of December 31, 2012, we had an accumulated deficit of $1.3 billion. As of December 31, 2012, we had not generated revenues from the sale of COMETRIQ, which was commercially launched for the treatment of progressive, metastatic MTC in the United States in January 2013. We have derived substantially all of our revenues to date from collaborative research and development agreements. Revenues from research and development collaborations depend upon continuation of the collaborations, research funding, the achievement of milestones and royalties we earn from any future products developed from the collaborative research. If we are unable to successfully achieve milestones, our collaborators fail to develop successful products or research funding we receive from collaborators decreases, we will not earn the revenues contemplated under such collaborative agreements. The amount of our net losses will depend, in part, on the rate of growth, if any, in our sales of COMETRIQ, license and contract revenues and on the level of our expenses. These losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. Our research and development expenditures and general and administrative expenses have exceeded our revenues through 2010 and for the year ended December 31, 2012, and we expect to spend significant additional amounts to fund the development of cabozantinib. As a result, we expect to continue to incur substantial operating expenses, and, consequently, we will need to generate significant additional revenues to achieve future profitability. Because of the numerous risks and uncertainties associated with developing drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We anticipate that our current cash and cash equivalents, short- and long-term investments and funding that we expect to receive from existing collaborators will enable us to maintain our operations for a period of at least 12 months following the end of 2012. However, our future capital requirements will be substantial, and we may need to raise additional capital in the future. Our capital requirements will depend on many factors, and we may need to use available capital resources and raise additional capital significantly earlier than we currently anticipate. These factors include:

- the progress and scope of the development and commercialization activities with respect to COMETRIQ (cabozantinib);
- repayment of the 2019 Notes;
- repayment of the Deerfield Notes;
- repayment of our loan from Silicon Valley Bank;
- the commercial success of COMETRIQ and the revenues we generate;
- the level of payments received under existing collaboration agreements, licensing agreements and other arrangements;
- the degree to which we conduct funded development activity on behalf of partners to whom we have out-licensed compounds or programs;
- whether we enter into new collaboration agreements, licensing agreements or other arrangements (including, in particular, with respect to COMETRIQ) that provide additional capital;
- our ability to control costs;
- our ability to remain in compliance with, or amend or cause to be waived, financial covenants contained in agreements with third parties;
- the amount of our cash and cash equivalents, short- and long-term investments that serve as collateral for bank lines of credit;
- future clinical trial results;
- our need to expand our product and clinical development efforts;
- the cost and timing of regulatory approvals;
- the cost of clinical and research supplies of our product candidates;
- our obligation to share U.S. marketing and commercialization costs for GDC-0973 (XL518) under our collaboration with Genentech;
- our ability to share the costs of our clinical development efforts with third parties;
- the effect of competing technological and market developments;
- the filing, maintenance, prosecution, defense and enforcement of patent claims and other intellectual property rights; and
- the cost of any acquisitions of or investments in businesses, products and technologies.

We may seek to raise funds through the sale of equity or debt securities or through external borrowings. In addition, we may enter into additional strategic partnerships, collaborative arrangements or other strategic transactions. It is unclear whether any such partnership, arrangement or transaction will occur, on satisfactory terms or at all, or what the timing and nature of such a partnership, arrangement or transaction may be. The sale of equity or convertible debt securities in the future may be dilutive to our stockholders, and debt-financing arrangements may require us to pledge certain assets and enter into covenants that would restrict certain business activities or our ability to incur further indebtedness, and may contain other terms that are not favorable to our stockholders or us. If we are unable to obtain adequate funds on reasonable terms, we may be required to curtail operations significantly or obtain funds by entering into financing, supply or collaboration agreements on unattractive terms or we may be required to relinquish rights to technology or product candidates or to grant licenses on terms that are unfavorable to us.

We may need to obtain additional funding in order to stay in compliance with financial covenants contained in our loan and security agreement with Silicon Valley Bank. The loan and security agreement requires that we maintain an amount equal to at least 100%, but not to exceed 107%, of the outstanding principal balance of the term loan and all equipment lines of credit under the loan and security agreement at all times in one or more investment accounts with Silicon Valley Bank or one of its affiliates as support for our obligations under the loan and security agreement. If the balance on our deposit account(s) falls below the required level for more than 10 days, Silicon Valley Bank may declare all or part of the obligations under the loan and security agreement to be immediately due and payable and stop advancing money or extending credit to us. If we are unable to remain in compliance with our financial covenants or if we are unable to renegotiate such covenants and the lender exercises its remedies under the agreement, we would not be able to operate under our current operating plan.

We have contractual obligations in the form of debt, loans payable, operating leases, purchase obligations and other long-term liabilities. The following chart details our contractual obligations, including any potential accrued or accreted interest, as of December 31, 2012 (in thousands):

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 Years**	**4-5 years**	**More than 5 years**
Convertible notes(1)	$411,500	$10,000	$114,000	$ —	$287,500
Loans payable(2)	85,260	3,170	2,090	80,000	—
Operating leases(3)	87,875	19,486	40,048	25,535	2,806
Purchase obligations(4)	830	830	—	—	—
Other long-term liabilities	66	—	—	66	—
Total contractual cash obligations	$585,531	$33,486	$156,138	$105,601	$290,306

(1) Includes our obligations under the Deerfield Notes and the 2019 Notes. See "—Certain Factors Important to Understanding Our Financial Condition and Results of Operations" and "Note 7 – Debt" of the Notes to Consolidated Financial Statements regarding the terms of the Deerfield Notes and the 2019 Notes.

(2) Includes our obligations under our loan from Silicon Valley Bank. See "—Certain Factors Important to Understanding Our Financial Condition and Results of Operations" and "Note 7 – Debt" of the Notes to Consolidated Financial Statements regarding the terms of our loan from Silicon Valley Bank.

(3) The operating lease payments do not include $15.5 million to be received through 2017 in connection with the sublease for two of our South San Francisco buildings.

(4) At December 31, 2012, we had firm purchase commitments related to manufacturing and maintenance of inventory. These commitments include a portion of our 2013 contractual minimum purchase obligation and our actual purchases are expected to significantly exceed these amounts.

In connection with the sale of our plant trait business, we agreed to indemnify the purchaser and its affiliates up to a specified amount if they incur damages due to any infringement or alleged infringement of certain patents. We have certain collaboration licensing agreements, which contain standard indemnification clauses. Such clauses typically indemnify the customer or vendor for an adverse judgment in a lawsuit in the event of our misuse or negligence. We consider the likelihood of an adverse judgment related to an indemnification agreement to be remote. Furthermore, in the event of an adverse judgment, any losses under such an adverse judgment may be substantially offset by corporate insurance.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2011, Accounting Standards Codification Topic 350, *Testing Goodwill for Impairment* was amended to allow the option of performing a qualitative assessment in evaluating goodwill for impairment. We adopted this guidance beginning January 1, 2012, and it did not have a material effect on our consolidated financial statements.

In May 2011, Accounting Standards Codification Topic 820, *Fair Value Measurement* was amended to converge U.S. and international accounting standards and provide more detailed disclosure. We adopted this guidance beginning January 1, 2012 and added additional disclosure as required. The amendment did not have a material effect on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In July 2012, Accounting Standards Codification Topic 350, *Testing Indefinite-Lived Intangible Assets for Impairment* was amended to permit a reporting entity to first assess qualitative factors to determine whether it is necessary to perform the annual quantitative impairment test for indefinite-lived intangible assets. This guidance will be effective January 1, 2013. We do not expect the adoption of the amendment to have a material impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2012, we did not have any material off-balance-sheet arrangements, as defined by applicable SEC regulations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and our long-term debt. As of December 31, 2012 and 2011, we had cash investments of $634.0 million and $283.7 million, respectively. Our investments are subject to interest rate risk, and our interest income may fluctuate due to changes in U.S. interest rates. We manage market risk through diversification requirements mandated by our investment policy, which limits the amount of our portfolio that can be invested in a single issuer. We limit our credit risk by limiting purchases to high-quality issuers. At December 31, 2012 and 2011, we had debt outstanding of $335.7 million and $181.5 million, respectively. Our payment commitments associated with these debt instruments are primarily fixed and are comprised of interest payments, principal payments, or a combination of both. The fair value of our investments and our debt will fluctuate with movements of interest rates. We have estimated the effects on our interest rate sensitive assets and liabilities based on a one percentage point hypothetical adverse change in interest rates as of December 31, 2012 and December 31, 2011. For our investments, the estimated effects of hypothetical interest rate changes is obtained from the same third-party pricing sources we use to value our investments. For debt instruments, we determine the estimated effects of hypothetical interest rate changes using the same present value model we use to determine the fair of value of those instruments. As of December 31, 2012 and 2011, a decrease in the interest rates of one percentage point would have had a net adverse change in the fair value of interest rate sensitive assets and liabilities of $8.7 million and $7.2 million, respectively.

In addition, we have exposure to fluctuations in certain foreign currencies in countries in which we conduct clinical trials. Most of our foreign expenses incurred were associated with establishing and conducting clinical trials for cabozantinib and various other compounds in our pipeline at sites outside of the United States. Our agreements with the foreign sites that conduct such clinical trials generally provide that payments for the services provided will be calculated in the currency of that country, and converted into U.S. dollars using various exchange rates based upon when services are rendered or the timing of invoices. When the U.S. dollar weakens against foreign currencies, the U.S. dollar value of the foreign-currency denominated expense increases, and when the U.S. dollar strengthens against these currencies, the U.S. dollar value of the foreign-currency denominated expense decreases. As of December 31, 2012 and 2011, approximately $1.1 million and $2.8 million, respectively, of our clinical accrual balance was owed in foreign currencies. As of December 31, 2012 and 2011, an adverse change of one percentage point in the in foreign currency exchange rates would have resulted in a net loss of $0.01 million and $0.03 million, respectively. We incurred a net loss of $0.3 million relating to our foreign currency contract that was settled in December 2011. We did not record any gains or losses relating to foreign exchange fluctuations for the fiscal years ended December 31, 2012 or 2010.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EXELIXIS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Exelixis, Inc.

We have audited the accompanying consolidated balance sheets of Exelixis, Inc. as of December 28, 2012 and December 30, 2011, and the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity (deficit) and cash flows for each of the three fiscal years in the period ended December 28, 2012. These financial statements are the responsibility of Exelixis, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Exelixis, Inc. at December 28, 2012 and December 30, 2011, and the consolidated results of its operations, and its cash flows for each of the three fiscal years in the period ended December 28, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Exelixis, Inc.'s internal control over financial reporting as of December 28, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Redwood City, California
February 21, 2013

EXELIXIS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31,	
	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 170,069	$ 74,257
Short-term investments	241,371	120,005
Short-term restricted cash and investments	12,246	—
Other receivables	2,751	30,190
Prepaid expenses and other current assets	6,104	4,372
Total current assets	432,541	228,824
Long-term investments	182,311	85,260
Long-term restricted cash and investments	27,964	4,199
Property and equipment, net	6,059	8,506
Goodwill	63,684	63,684
Other assets	8,538	2,789
Total assets	$ 721,097	$ 393,262
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,398	$ 1,957
Accrued clinical trial liabilities	20,560	21,729
Accrued compensation and benefits	10,375	8,423
Other accrued liabilities	11,795	8,943
Current portion of convertible notes	10,000	—
Current portion of loans payable	3,170	4,870
Current portion of restructuring	5,085	4,483
Deferred revenue	16,321	41,920
Total current liabilities	81,704	92,325
Long-term portion of convertible notes	240,476	91,385
Long-term portion of loans payable	82,090	85,260
Long-term portion of restructuring	14,137	9,495
Other long-term liabilities	6,256	7,844
Deferred revenue	—	16,321
Total liabilities	424,663	302,630
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000,000 shares authorized and no shares issued	—	—
Common stock, $0.001 par value; 400,000,000 and 200,000,000 shares authorized at December 31, 2012 and 2011, respectively; issued and outstanding: 183,697,213 and 135,563,735 shares at December 31, 2012 and 2011, respectively	183	135
Additional paid-in capital	1,550,345	1,196,992
Accumulated other comprehensive loss	(92)	(138)
Accumulated deficit	(1,254,002)	(1,106,357)
Total stockholders' equity	296,434	90,632
Total liabilities and stockholders' equity	$ 721,097	$ 393,262

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Revenues:			
Contract	$ 20,736	$ 41,309	$ 61,271
License	26,714	245,549	96,363
Collaboration reimbursement	—	2,778	27,411
Total revenues	47,450	289,636	185,045
Operating expenses:			
Research and development	128,878	156,836	210,678
General and administrative	31,837	33,129	33,020
Restructuring charge	9,171	10,136	32,744
Total operating expenses	169,886	200,101	276,442
(Loss) income from operations	(122,436)	89,535	(91,397)
Other income (expense), net:			
Interest income and other, net	1,986	1,462	138
Interest expense	(27,088)	(16,259)	(9,340)
Gain on sale of businesses	—	2,254	8,197
Total other income (expense), net	(25,102)	(12,543)	(1,005)
(Loss) income before income taxes	(147,538)	76,992	(92,402)
Income tax provision (benefit)	107	1,295	(72)
Net (loss) income	$(147,645)	$ 75,697	$ (92,330)
Net (loss) income per share, basic	$ (0.92)	$ 0.60	$ (0.85)
Net (loss) income per share, diluted	$ (0.92)	$ 0.58	$ (0.85)
Shares used in computing basic (loss) income per share amounts	160,138	126,018	108,522
Shares used in computing diluted (loss) income per share amounts	160,138	130,479	108,522

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net (loss) income	$(147,645)	$75,697	$(92,330)
Other comprehensive income (loss) (1)	46	(150)	(143)
Comprehensive (loss) income	$(147,599)	$75,547	$(92,473)

(1) Other comprehensive income (loss) consisted solely of unrealized gains (losses) on available for sale securities for the periods presented.

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at December 31, 2009	107,918,334	$108	$ 925,736	$ 155	$(1,089,724)	$(163,725)
Net loss	—	—	—	—	(92,330)	(92,330)
Other comprehensive loss	—	—	—	(143)	—	(143)
Issuance of common stock under stock plans	1,368,826	1	6,760	—	—	6,761
Stock-based compensation expense	—	—	21,112	—	—	21,112
Balance at December 31, 2010	109,287,160	109	953,608	12	(1,182,054)	(228,325)
Net income	—	—	—	—	75,697	75,697
Other comprehensive loss	—	—	—	(150)	—	(150)
Issuance of common stock under stock plans	3,488,669	3	15,038	—	—	15,041
Sale of shares of common stock	17,250,000	17	179,358	—	—	179,375
Issuance of common stock for settlement of convertible loan	5,537,906	6	36,889	—	—	36,895
Stock-based compensation expense	—	—	12,099	—	—	12,099
Balance at December 31, 2011	135,563,735	135	1,196,992	(138)	(1,106,357)	90,632
Net loss	—	—	—	—	(147,645)	(147,645)
Other comprehensive income	—	—	—	46	—	46
Issuance of common stock under stock plans	983,478	1	2,821	—	—	2,822
Sale of shares of common stock	47,150,000	47	203,914	—	—	203,961
Equity component of convertible debt issued, net	—	—	137,785	—	—	137,785
Stock-based compensation expense	—	—	8,833	—	—	8,833
Balance at December 31, 2012	183,697,213	$183	$1,550,345	$ (92)	$(1,254,002)	$ 296,434

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net (loss) income	$(147,645)	$ 75,697	$ (92,330)
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Depreciation and amortization	5,717	6,822	10,543
Stock-based compensation expense	8,833	12,099	21,112
Restructuring (credit) charge for property and equipment	(204)	497	3,327
Accretion of debt discount	14,752	7,989	3,596
Net gain on sale of property and equipment	(950)	—	—
Gain on sale of businesses	—	(2,254)	(8,197)
Other	4,989	4,801	3,234
Changes in assets and liabilities:			
Other receivables	27,038	(24,294)	5,968
Prepaid expenses and other current assets	(1,764)	10,553	(66)
Other assets	(1,966)	405	(1,807)
Accounts payable and other accrued liabilities	6,318	(5,555)	(9,444)
Restructuring liability	5,244	(303)	14,281
Other long-term liabilities	(1,588)	(1,162)	(8,320)
Deferred revenue	(41,920)	(244,528)	(42,945)
Net cash used in operating activities	(123,146)	(159,233)	(101,048)
Cash flows from investing activities:			
Purchases of property and equipment	(2,717)	(991)	(1,811)
Proceeds from sale of property and equipment	1,943	1,526	165
Proceeds from sale of businesses	—	3,010	9,000
Proceeds from maturities of restricted cash and investments	5,499	8,099	8,144
Purchase of restricted cash and investments	(41,485)	(5,899)	(8,099)
Proceeds from sale of investments	—	55,205	12,780
Proceeds from maturities of investments	310,765	124,800	127,569
Purchases of investments	(533,475)	(237,213)	(167,317)
Net cash used in investing activities	(259,470)	(51,463)	(19,569)
Cash flows from financing activities:			
Proceeds from issuance of common stock, net	203,479	179,375	—
Proceeds from exercise of stock options and warrants	929	12,436	2,684
Proceeds from employee stock purchase plan	1,217	1,734	3,132
Proceeds from debt issuance, net	277,673	2,589	165,008
Principal payments on debt	(4,870)	(8,621)	(39,563)
Net cash provided by financing activities	478,428	187,513	131,261
Net increase (decrease) in cash and cash equivalents	95,812	(23,183)	10,644
Cash and cash equivalents at beginning of year	74,257	97,440	86,796
Cash and cash equivalents at end of year	$ 170,069	$ 74,257	$ 97,440
Supplemental cash flow disclosure:			
Cash paid for interest	$ 6,982	$ 6,835	$ 11,059
Cash paid for taxes	$ 1,118	$ —	$ —
Non-cash financing activity:			
Issuance of common stock for settlement of convertible loan, including accrued interest	$ —	$ 36,895	$ —

The accompanying notes are an integral part of these consolidated financial statements

EXELIXIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Exelixis, Inc. ("Exelixis," "we," "our" or "us") is a biotechnology company committed to developing small molecule therapies for the treatment of cancer. We are focusing our proprietary resources and development and commercialization efforts exclusively on COMETRIQ™ (cabozantinib), our wholly-owned inhibitor of multiple receptor tyrosine kinases. On November 29, 2012, the U.S. Food and Drug Administration approved COMETRIQ for the treatment of progressive, metastatic medullary thyroid cancer ("MTC"), in the United States. COMETRIQ is being evaluated in a variety of other cancer indications through a broad development program, including two ongoing phase 3 pivotal trials in metastatic castration-resistant prostate cancer ("CRPC") and two additional phase 3 pivotal trials in metastatic hepatocellular cancer and metastatic renal cell cancer that we plan to initiate in 2013. We believe COMETRIQ has the potential to be a high-quality, broadly-active and differentiated anti-cancer agent that can make a meaningful difference in the lives of patients. Our objective is to develop COMETRIQ into a major oncology franchise, and we believe that the approval of COMETRIQ for the treatment of progressive, metastatic MTC provides us with the opportunity to establish a commercial presence in furtherance of this objective.

We have also established a portfolio of other novel compounds that we believe have the potential to address serious unmet medical needs. Many of these compounds are being advanced by partners as part of collaborations, at no cost to us but with significant retained economics to Exelixis in the event these compounds are commercialized. As disclosed on ClinicalTrials.gov (NCT01689519), a phase 3 clinical trial for one of these compounds, GDC-0973 (XL518), which we out-licensed to Genentech, Inc. (a wholly-owned member of the Roche Group) ("Genentech"), was initiated on November 1, 2012.

Basis of Consolidation

The consolidated financial statements include the accounts of Exelixis and those of our wholly-owned subsidiary. All intercompany balances and transactions have been eliminated.

Basis of Presentation

We have adopted a 52- or 53-week fiscal year that generally ends on the Friday closest to December 31. Fiscal year 2010, a 52-week year, ended on December 31, 2010, fiscal year 2011, a 52-week year, ended on December 30, 2011, and fiscal year 2012, a 52-week year, ended on December 28, 2012. For convenience, references in this report as of and for the fiscal years ended, December 31, 2010, December 30, 2011 and December 28, 2012 are indicated on a calendar year basis, ended December 31, 2010, 2011 and 2012, respectively.

Segment Information

We operate in one business segment. We have operations solely in the United States, while some of our collaboration partners have headquarters outside of the United States and certain of our clinical trials for cabozantinib are conducted outside of the United States. In fiscal years 2012, 2011 and 2010, 100% of our revenues were earned in the United States and all of our long-lived assets were located in the United States.

Use of Estimates

The preparation of the consolidated financial statements is in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. On an ongoing basis, management evaluates its estimates including, but not limited to, those related to revenue recognition, long-lived assets, certain accrued liabilities, share-based compensation and the valuation of the debt and equity components of our convertible debt at issuance. We base our estimates on historical experience and on various other market-specific and other relevant assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Cash and Investments

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in high-grade, short-term money market funds, commercial paper and municipal securities, which are subject to minimal credit and market risk.

We have designated all investments as available-for-sale and therefore, such investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. For securities sold prior to maturity, the cost of securities sold is based on the specific identification method. Realized gains and losses on the sale of investments are recorded in interest and other income, net.

Historically, all investments were viewed as available for use in current operations. Therefore, as of December 31, 2011 we classified certain investments as short-term investments even though their stated maturity dates may have been one year or more beyond the balance sheet date. As of December 31, 2012, due to the increase in our cash balances as a result of the financing activities we completed in February 2012 and in August 2012, we no longer require investments with original maturities in excess of 12 months for use in current operations, and have accordingly classified those investments that mature in more than 12 months as Long-term investments on our Consolidated Balance Sheets. As of December 31, 2012 and 2011, all investments that collateralize loan balances with terms that extend 12 months or longer were classified as Long-term investments even if the investment's remaining term to maturity was one year or less; they are not restricted to withdrawal.

All of our investments are subject to a quarterly impairment review. We recognize an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in determining whether a loss is temporary included the length of time and extent to which the investments fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, extent of the loss related to credit of the issuer, the expected cash flows from the security, our intent to sell the security and whether or not we will be required to sell the security before the recovery of its amortized cost. During the years ended December 31, 2012, 2011, and 2010, we did not record any significant other-than-temporary impairment charges on its available-for-sale securities.

Foreign Currency Forward Contract

We have entered into foreign currency forward contracts to reduce our net exposure to Eurodollar currency fluctuations. In March 2010, we entered into a new foreign contract for a notional amount of $7.0 million that expired in December 2011. In December 2011, we received the $7.0 million from the French taxing authority relating to our 2009 Sanofi collaboration agreement and as a result, we settled all outstanding contracts for a net loss of $0.3 million and cash receipt of $6.7 million. The net unrealized loss on our foreign currency forward contracts, none of which were designated as a hedge, were recorded in our Consolidated Statements of Operations as Interest income and other, net. There were no foreign currency forward contracts outstanding as of December 31, 2012, December 31, 2011 or at any time during 2012.

Fair Value Measurements

We disclose the fair value of financial instruments for assets and liabilities for which the value is practicable to estimate. Fair value reflects the amounts that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

For those financial instruments which are measured and recorded at fair value on a recurring basis, we also provide fair value hierarchy information in these Notes to Consolidated Financial Statements. We currently exclude cash, but include investments classified as cash equivalents in this presentation; such investments are carried at fair value. Previously, we included cash in the presentation of fair value hierarchy information. Prior periods have been updated to reflect current presentation.

Inventory

We consider regulatory approval of product candidates to be uncertain and product manufactured prior to regulatory approval may not be sold unless regulatory approval is obtained. As such, the manufacturing costs for product candidates incurred prior to regulatory approval are not capitalized as inventory but are expensed as research and development costs. When regulatory approval is obtained, we begin capitalization of inventory. We received regulatory approval for our first product, COMETRIQ, on November 29, 2012. As of December 31, 2012, our recorded inventory balance was $0 as we did not incur any costs that would be recorded as inventory subsequent to the receipt of regulatory approval.

Once we begin capitalization of inventory, it is valued at the lower of cost or net realizable value. We determine the cost of inventory using the standard-cost method, which approximates actual cost based on a first-in, first-out method. We analyze our inventory levels quarterly and write down inventory that has become obsolete, or has a cost basis in excess of its expected net realizable value and inventory quantities in excess of expected requirements. Expired inventory is disposed of and the related costs are recognized as cost of sales in the Consolidated Statements of Operations.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Equipment and furniture	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of lease life or 7 years

Repairs and maintenance costs are charged to expense as incurred.

Goodwill

Goodwill amounts have been recorded as the excess purchase price over tangible assets, liabilities and intangible assets acquired based on their estimated fair value, by applying the purchase method. Goodwill is not subject to amortization. We evaluate goodwill for impairment on an annual basis and on an interim basis if events or changes in circumstances between annual impairment tests indicate that the asset might be impaired. When evaluating goodwill for impairment we must determine the reporting units that exist within Exelixis. We have determined that we have one reporting unit as is consistent with our sole operating segment as of December 31, 2012 and 2011.

Long-Lived Assets

Long-lived assets include property and equipment and identified intangible assets. The carrying value of our long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

See "Note 4 – Restructurings" for further information on write-downs of property and equipment resulting from our Restructurings.

Revenue Recognition

License, research commitment and other non-refundable payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the period of continuing involvement, generally the research term specified in the agreement. Contract research revenues are recognized as services are performed pursuant to the terms of the agreements. Any amounts received in advance of performance are recorded as deferred revenue. Payments are not refundable if research is not successful. License fees are classified as license revenues in our Consolidated Statements of Operations.

We enter into corporate collaborations under which we may obtain upfront license fees, research funding, and contingent milestone payments and royalties. Our deliverables under these arrangements typically consist of intellectual property rights and research and development services. We evaluate whether the delivered elements under these arrangements have value to our collaboration partner on a stand-alone basis and whether objective and reliable evidence of fair value of the undelivered item exists. If we determine that multiple deliverables exist, the consideration is allocated to one or more units of accounting based upon the selling price of each deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. Deliverables that do not meet these criteria are not evaluated separately for the purpose of revenue recognition. For a combined unit of accounting, non-refundable upfront fees and milestones are recognized in a manner consistent with the final deliverable, which is generally ratably over the period of the research and development obligation.

Milestone payments are non-refundable and recognized as revenues over the period of the research arrangement. This typically results in a portion of the milestone being recognized at the date the milestone is achieved, which portion is equal to the applicable percentage of the research term that has elapsed at the date the milestone is achieved, and the balance being recognized over the remaining research term of the agreement. In certain situations, we may receive milestone payments after the end of our period of continued involvement. In such circumstances, we would recognize 100% of the milestone revenues when the milestone is achieved. Milestones payments, when recognized as revenue, are classified as contract revenues in our Consolidated Statements of Operations.

Collaborative agreement reimbursement revenues or collaboration cost-sharing expenses are recorded as earned or owed based on the performance requirements by both parties under the respective contracts. For arrangements in which we and our collaborative partner are active participants in the agreement and for which both parties are exposed to significant risks and rewards depending on the commercial success of the activity, we present payments between the parties on a net basis. On an annual basis, to the extent that net research and development funding payments are received, we will record the net cash inflow as revenue. In annual periods when the net research and development funding payments result in a payable, these amounts are presented as collaboration cost-sharing expense. Agreement reimbursements are classified as either contract revenues or collaboration reimbursement in our Consolidated Statements of Operations, depending on the terms of the agreement.

Revenues and expenses from collaborations that are not co-development agreements are recorded as contract revenues or research and development expenses in the period incurred.

Research and Development Expenses

Research and development costs are expensed as incurred and include costs associated with research performed pursuant to collaborative agreements. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities that conduct certain research activities on our behalf.

Substantial portions of our preclinical studies and all of our clinical trials have been executed with support from by third-party contract research organizations ("CROs") and other vendors. We accrue expenses for preclinical studies performed by our vendors based on certain estimates over the term of the service period and adjust our estimates as required. We accrue expenses for clinical trial activities performed by CROs based upon the estimated amount of work completed on each trial. For clinical trial expenses, the significant factors used in estimating accruals include the number of patients enrolled, the number of active clinical sites, and the duration for which the patients will be enrolled in the trial. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence with CROs and review of contractual terms. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period first known. For example, during the years ended December 31, 2012, 2011 and 2010, we recorded a reduction related to prior periods of approximately $2.7 million, $1.6 million and $0.9 million, respectively, to our accrued clinical trial liabilities and research and development expenses primarily related to our phase 2 and phase 3 clinical trials for cabozantinib.

Net (Loss) Income Per Share

Basic net (loss) income per share is computed by dividing the net (loss) income for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net (loss) income per share gives effect to potential incremental common shares issuable upon the exercise of stock options and warrants, and shares issuable pursuant to restricted stock units ("RSUs") (calculated based on the treasury stock method), and upon conversion of our convertible debt (calculated using an as-if-converted method) as long as such shares are not anti-dilutive.

Foreign Currency Translation and Remeasurement

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using exchange rates in effect at the end of the period and related gains or losses are recorded in interest income and other, net. Gains and losses on the remeasurement of monetary assets and liabilities were not material for any of the periods presented. We do not have any nonmonetary assets or liabilities denominated in currencies other than the U.S. dollar.

Stock-Based Compensation

Stock-based compensation expense for all stock-based compensation awards is based on the grant date fair value estimated using the Black-Scholes option pricing model. Because there is a market for options on our common stock, we have considered implied volatilities as well as our historical realized volatilities when developing an estimate of expected volatility. We estimate the term using historical data and peer data. We recognize compensation expense on a straight-line basis over the requisite service period. Compensation expense relating to awards subject to performance conditions is recognized if it is probable that the performance goals will be achieved. The probability of achievement is assessed on a quarterly basis. The total number of awards expected to vest is adjusted for estimated forfeitures. We have elected to use the simplified method to calculate the beginning pool of excess tax benefits.

We have employee and director stock option plans that are more fully described in Note 10.

Need to Raise Additional Capital

We have incurred net losses since inception through the year ended December 31, 2012, with the exception of the fiscal year ended December 31, 2011. In 2011, we had net income primarily as a result of the acceleration of revenue recognized under our 2008 collaboration agreement with Bristol-Myers Squibb Company ("Bristol-Myers Squibb") that terminated in October 2011 and under our 2009 discovery collaboration agreement with Sanofi that terminated in December 2011. We anticipate net losses and negative operating cash flow for the foreseeable future. For the year ended December 31, 2012, we had a net loss of $147.6 million; as of December 31, 2012, we had an accumulated deficit of $1.3 billion. As of December 31, 2012, we had not generated revenues from the sale of COMETRIQ, which was commercially launched for the treatment of progressive, metastatic MTC in the United States in January 2013. We have derived substantially all of our revenues to date from collaborative research and development agreements. Revenues from research and development collaborations depend upon continuation of the collaborations, research funding, the achievement of milestones and royalties we earn from any future products developed from the collaborative research. If we are unable to successfully achieve milestones, our collaborators fail to develop successful products or research funding we receive from collaborators decreases, we will not earn the revenues contemplated under such collaborative agreements. The amount of our net losses will depend, in part, on the rate of growth, if any, in our sales of COMETRIQ for progressive, metastatic MTC, license and contract revenues and on the level of our expenses. These losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. Our research and development expenditures and general and administrative expenses have exceeded our revenues for each year other than 2011, and we expect to spend significant additional amounts to fund the continued development of cabozantinib. As a result, we expect to continue to incur substantial operating expenses, and, consequently, we will need to generate significant additional revenues to achieve future profitability. Because of the numerous risks and uncertainties associated with developing drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

Recently Adopted Accounting Pronouncements

In December 2011, Accounting Standards Codification ("ASC") Topic 350, *Testing Goodwill for Impairment* was amended to allow the option of performing a qualitative assessment in evaluating goodwill for impairment. We adopted this guidance beginning January 1, 2012, and it did not have a material effect on our consolidated financial statements.

In May 2011, ASC Topic 820, *Fair Value Measurement* was amended to converge U.S. and international accounting standards and provide more detailed disclosure. We adopted this guidance beginning January 1, 2012 and added additional disclosure as required. The amendment did not have a material effect on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In July 2012, ASC Topic 350, *Testing Indefinite-Lived Intangible Assets for Impairment* was amended to permit a reporting entity to first assess qualitative factors to determine whether it is necessary to perform the annual quantitative impairment test for indefinite-lived intangible assets. This guidance will be effective January 1, 2013. We do not expect the adoption of the amendment to have a material impact on our consolidated financial statements.

NOTE 2. RESEARCH AND COLLABORATION AGREEMENTS

Genentech

In December 2006, we entered into a worldwide co-development agreement with Genentech for the development and commercialization of GDC-0973 (XL518). GDC-0973 (XL518) is a potent, highly selective inhibitor of MEK, a serine/threonine kinase that is a component of the RAS/RAF/MEK/ERK pathway. This pathway mediates signaling downstream of growth factor receptors, and is prominently activated in a wide variety of human tumors. In preclinical studies, oral dosing of GDC-0973 (XL518) resulted in potent and sustained inhibition of MEK in RAS- or BRAF-mutant tumor models. Exelixis discovered GDC-0973 (XL518) internally and advanced the compound to investigational new drug ("IND"), status.

Genentech paid upfront and milestone payments of $25.0 million in December 2006 and $15.0 million in January 2007 upon signing of the co-development agreement and with the submission of the IND for GDC-0973 (XL518). Under the terms of the agreement, we were responsible for developing GDC-0973 (XL518) through the end of a phase 1 clinical trial, and Genentech had the option to co-develop GDC-0973 (XL518), which Genentech could exercise after receipt of certain phase 1 data from us. In March 2008, Genentech exercised its option, triggering a payment to us of $3.0 million, which we received in April 2008. We were responsible for the phase 1 clinical trial until the point that a maximum tolerated dose ("MTD"), was determined. After MTD was achieved, we granted to Genentech an exclusive worldwide revenue-bearing license to GDC-0973 (XL518) in March 2009, at which point Genentech became responsible for completing the phase 1 clinical trial and subsequent clinical development. We received an additional $7.0 million milestone payment in March 2010.

Preliminary results from BRIM7, an ongoing phase 1b dose escalation study conducted by Roche and Genentech of the BRAF inhibitor ("BRAFi") vemurafenib in combination with GDC-0973 (XL518) in patients with locally advanced/unresectable or metastatic melanoma carrying a BRAFV600 mutation were presented at the European Society of Medical Oncologists Annual Meeting in September 2012. As disclosed on ClinicalTrials.gov (NCT01689519), a multicenter, randomized, double-blind, placebo-controlled phase 3 clinical trial evaluating the combination of vemurafenib with GDC-0973 (XL518) versus vemurafenib in previously untreated BRAFV600 mutation positive patients with unresectable locally advanced or metastatic melanoma was initiated on November 1, 2012. On January 14, 2013, we received notice from Genentech that the first patient was dosed in this phase 3 pivotal trial.

Under the terms of our agreement with Genentech, we are entitled to an initial equal share of U.S. profits and losses for GDC-0973 (XL518), which will decrease as sales increase, and will share equally in the U.S. marketing and commercialization costs. The profit share has multiple tiers—we are entitled to 50% of profits from the first $200 million of U.S. actual sales, decreasing to 30% of profits from U.S. actual sales in excess of $400 million. We are entitled to low double-digit royalties on ex-U.S. net sales. We also have the option to co-promote in the United States. The co-promotion option would allow us to provide up to 25% of the total sales force for GDC-0973 (XL518) in the United States. We must exercise the co-promotion option within 12 months of receiving notification of the first patient dosed in the first phase 3 clinical trial of GDC-0973 (XL518). Our receipt of the notification of dosing from Genentech on January 14, 2013 triggered the beginning of the period in which we can exercise our co-promotion option. As a condition to exercise the co-promotion option, we must have the capability to co-promote, including an adequate internal sales and promotional infrastructure, and an experienced internal oncology sales force. If Genentech terminates the co-development agreement without cause, all licenses that were granted to Genentech under the agreement terminate and revert to us. Additionally, we would receive, subject to certain conditions, licenses from Genentech to research, develop and commercialize reverted product candidates.

Bristol-Myers Squibb

TGR5 License Agreement

In October 2010, we entered into a global license agreement with Bristol-Myers Squibb pursuant to which we granted to Bristol-Myers Squibb a license to our small-molecule TGR5 agonist program, including rights to the program's lead compound, XL475, as well as potential backups. The license agreement became effective in November 2010 following clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. The license agreement was amended and restated in April 2011 in connection with an assignment of patents to a wholly-owned subsidiary.

Under the license agreement, Bristol-Myers Squibb received a worldwide exclusive license to XL475 and sole control and responsibility for all research, development, commercial and manufacturing activities. In November 2010 we received a nonrefundable upfront cash payment of $35.0 million from Bristol-Myers Squibb. Additionally, for each product developed by Bristol-Myers Squibb under the license, we will be eligible to receive development and regulatory milestones of up to $250.0 million in the aggregate and commercial milestones of up to $150.0 million in the aggregate, as well as royalties on commercial sales of any such products.

Bristol-Myers Squibb may at any time, upon specified prior notice to us, terminate the license on a product-by-product and country-by-country basis. In addition, either party may terminate the license agreement for the other party's uncured material breach. In the event of termination by Bristol-Myers Squibb at will or by us for Bristol-Myers Squibb's uncured material breach, the license granted to Bristol-Myers Squibb would terminate, the right to such product would revert to us and we would receive from Bristol-Myers Squibb a license to develop and commercialize such product in the related country. Such license would be royalty-free if the agreement is terminated by Bristol-Myers Squibb at will, or royalty-bearing if the agreement is terminated by us for Bristol-Myers Squibb's uncured material breach. In the event of termination by Bristol-Myers Squibb for our uncured material breach, Bristol-Myers Squibb would retain the right to such product and we would receive reduced royalties from Bristol-Myers Squibb on commercial sales of such product.

ROR Collaboration Agreement

In October 2010, we entered into a worldwide collaboration with Bristol-Myers Squibb pursuant to which each party granted to the other certain intellectual property licenses to enable the parties to discover, optimize and characterize ROR antagonists that may subsequently be developed and commercialized by Bristol-Myers Squibb. In November 2010 we received a nonrefundable upfront cash payment of $5.0 million from Bristol-Myers Squibb. Additionally, for each product developed by Bristol-Myers Squibb under the collaboration, we will be eligible to receive development and regulatory milestones of up to $255.0 million in the aggregate and commercialization milestones of up to $150.0 million in the aggregate, as well as royalties on commercial sales of any such products. The collaboration agreement was amended and restated in April 2011 in connection with an assignment of patents to a wholly-owned subsidiary.

Under the terms of the collaboration agreement, we will be responsible for activities related to the discovery, optimization and characterization of the ROR antagonists during the collaborative research period. In July 2011, we earned a $2.5 million milestone payment for achieving certain lead optimization criteria. The collaborative research period began on October 8, 2010 and will end on the earlier to occur of (i) July 8, 2013 if a compound has not satisfied certain specified criteria by such time or (ii) the date when such compound satisfied the next level of specified criteria, whichever is earlier. Following the collaborative research period, Bristol-Myers Squibb will have sole responsibility for any further research, development, manufacture and commercialization of products developed under the collaboration and will bear all costs and expenses associated with those activities.

Bristol-Myers Squibb may, at any time, terminate the collaboration agreement upon certain prior notice to us on a product-by-product and country-by-country basis. In addition, either party may terminate the agreement for the other party's uncured material breach. In the event of termination by Bristol-Myers Squibb at will or by us for Bristol-Myers Squibb's uncured material breach, the license granted to Bristol-Myers Squibb would terminate, the right to such product would revert to us and we would receive a royalty-bearing license for late-stage reverted compounds and a royalty-free license for early-stage reverted compounds from Bristol-Myers Squibb to develop and commercialize such product in the related country. In the event of termination by Bristol-Myers Squibb for our uncured material breach, Bristol-Myers Squibb would retain the right to such product, subject to continued payment of milestones and royalties.

2008 Cancer Collaboration

In December 2008, we entered into a worldwide collaboration with Bristol-Myers Squibb for cabozantinib and XL281 (BMS-908662), a RAF inhibitor. Upon effectiveness of the collaboration agreement in December 2008, Bristol-Myers Squibb made a nonrefundable upfront cash payment of $195.0 million for the development and commercialization rights to both programs. The agreement required Bristol-Myers Squibb to make additional license payments to us of $45.0 million, which were received during 2009.

On July 8, 2011, we received written notification from Bristol-Myers Squibb of its decision to terminate the collaboration agreement on a worldwide basis as to XL281. The termination was made pursuant to the terms of the collaboration agreement and became effective on October 8, 2011. Bristol-Myers Squibb informed us that the termination was based upon Bristol-Myers Squibb's review of XL281 in the context of Bristol-Myers Squibb's overall research and development priorities and pipeline products. Upon the effectiveness of the termination, Bristol-Myers Squibb's license relating to XL281 terminated, and rights to XL281 reverted to us. We also received, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize XL281. We have discontinued activities related to XL281 and do not currently expect to further research, develop or commercialize XL281.

On June 18, 2010, we regained full rights to develop and commercialize cabozantinib under the collaboration agreement following receipt of notice from Bristol-Myers Squibb of its decision to terminate the collaboration agreement, solely as to cabozantinib, on a worldwide basis. Bristol-Myers Squibb informed us that the termination was based upon its review of cabozantinib in the context of Bristol-Myers Squibb's overall research and development priorities and pipeline products. On June 28, 2010, in connection with the termination, we received a $17.0 million transition payment from Bristol-Myers Squibb in satisfaction of its obligations under the collaboration agreement to continue to fund its share of development costs for cabozantinib for a period of three months following the notice of termination. As a result of the termination, Bristol-Myers Squibb's license relating to cabozantinib terminated and its rights to cabozantinib reverted to us, and we received, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize cabozantinib.

2007 Cancer Collaboration

In December 2006, we entered into a worldwide collaboration with Bristol-Myers Squibb, which became effective in January 2007, to discover, develop and commercialize novel targeted therapies for the treatment of cancer. We were responsible for discovery and preclinical development of small molecule drug candidates directed against mutually selected targets. In January 2007, Bristol-Myers Squibb made an upfront payment of $60.0 million to us for which we granted Bristol-Myers Squibb the right to select up to three IND candidates from six future Exelixis compounds.

For each IND candidate selected, we were entitled to receive a $20.0 million selection milestone from Bristol-Myers Squibb. Once selected, Bristol-Myers Squibb became responsible for leading the further development and commercialization of the selected IND candidates. In addition, we had the right to opt in to co-promote the selected IND candidates, in which case we would equally share all development costs and profits in the United States. In January 2008 and November 2008, Bristol-Myers Squibb exercised its option under the collaboration to develop and commercialize BMS-833923 (XL139), a Hedgehog inhibitor, and BMS-863233 (XL413), a CDC7 inhibitor, respectively. Under the terms of the collaboration agreement, the selection of BMS-833923 (XL139) and BMS-863233 (XL413) by Bristol-Myers Squibb entitled us to milestone payments of $20.0 million each, which we received in February 2008 and December 2008, respectively. In addition, we exercised our option under the collaboration agreement to co-develop and co-commercialize each of BMS-833923 (XL139) and BMS-863233 (XL413) in the United States. However, in September 2010, we and Bristol-Myers Squibb terminated the BMS-863233 (XL413) program due to an unfavorable pharmacological profile observed in phase 1 clinical evaluation. Additionally, in connection with an amendment to the collaboration which became effective in November 2010, we exercised our right to opt-out of further co-development of BMS-833923 (XL139) in consideration for a cash payment of $20.0 million. As disclosed on ClinicalTrials.gov (NCT01218477), BMS is continuing to develop BMS-833923 (XL139) in combination with dasatinib in a phase 1/2 clinical trial in patients with chronic myeloid leukemia. The collaboration agreement was amended and restated in April 2011 in connection with an assignment of patents to a wholly-owned subsidiary. We have no further responsibility for conducting new activities or funding new development or commercialization activities with respect to BMS-833923 (XL139) and will therefore no longer be eligible to share profits on sales of any commercialized products under the collaboration. We will continue to be eligible to receive regulatory and commercial milestones of up to $260.0 million as well as double-digit royalties on any future sales of any products commercialized under the collaboration. As a result of the November 2010 amendment to the collaboration, the research term has ended, and we have no further obligation to deliver to Bristol-Myers Squibb a third IND candidate under the collaboration.

Bristol-Myers Squibb may, upon notice to us, terminate the agreement as to any product containing or comprising the selected candidate. In the event of such termination election, Bristol-Myers Squibb's license relating to such product would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize certain collaboration compounds that were discovered.

LXR Collaboration

In December 2005, we entered into a collaboration agreement with Bristol-Myers Squibb for the discovery, development and commercialization of novel therapies targeted against LXR, a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic disorders. This agreement became effective in January 2006, at which time we granted Bristol-Myers Squibb an exclusive worldwide license with respect to certain intellectual property primarily relating to compounds that modulate LXR, including BMS-852927 (XL041). During the research term, we jointly identified drug candidates with Bristol-Myers Squibb that were ready for IND-enabling studies. After the selection of a drug candidate for further clinical development by Bristol-Myers Squibb, Bristol-Myers Squibb agreed to be solely responsible for further preclinical development as well as clinical development, regulatory, manufacturing and sales/marketing activities for the selected drug candidate. We do not have rights to reacquire the drug candidates selected by Bristol-Myers Squibb. The research term expired in January 2010 and we transferred the technology to Bristol-Myers Squibb in 2011 to enable it to continue the LXR program. The collaboration agreement was amended and restated in April 2011 in connection with an assignment of patents to a wholly-owned subsidiary.

Under the collaboration agreement, Bristol-Myers Squibb paid us a nonrefundable upfront cash payment in the amount of $17.5 million and was obligated to provide research and development funding of $10.0 million per year for an initial research period of two years. In September 2007, the collaboration was extended at Bristol-Myers Squibb's request through January 12, 2009, and in November 2008, the collaboration was further extended at Bristol-Myers Squibb's request through January 12, 2010. Under the collaboration agreement,

Bristol-Myers Squibb is required to pay us development and regulatory milestones of up to $138.0 million per product for up to two products from the collaboration. In addition, we are also entitled to receive sales milestones of up to $225.0 million and royalties on sales of any products commercialized under the collaboration. In connection with the extension of the collaboration through January 2009 and subsequently through January 2010, Bristol-Myers Squibb paid us additional research funding of approximately $7.7 million and approximately $5.8 million, respectively. In December 2007, we received $5.0 million for achieving a development milestone with respect to BMS-852927 (XL041).

Sanofi

In May 2009, we entered into a global license agreement with Sanofi for SAR245408 (XL147) and SAR245409 (XL765), leading inhibitors of phosphoinositide-3 kinase ("PI3K"), and a broad collaboration for the discovery of inhibitors of PI3K for the treatment of cancer. The license agreement and collaboration agreement became effective on July 7, 2009. In connection with the effectiveness of the license and collaboration, on July 20, 2009, we received upfront payments of $140.0 million ($120.0 million for the license and $20.0 million for the collaboration), less applicable withholding taxes of $7.0 million, for a net receipt of $133.0 million. We received a refund payment in December 2011 with respect to the withholding taxes previously withheld.

Under the license agreement, Sanofi received a worldwide exclusive license to SAR245408 (XL147) and SAR245409 (XL765), which are in phase 1, phase 1b/2 and phase 2 clinical trials, and has sole responsibility for all subsequent clinical, regulatory, commercial and manufacturing activities. Sanofi is responsible for funding all development activities with respect to SAR245408 (XL147) and SAR245409 (XL765), including our activities. Following the effectiveness of the license agreement, we conducted the majority of the clinical trials for SAR245408 (XL147) and SAR245409 (XL765) at the expense of Sanofi. As provided for under the license agreement, however, the parties transitioned all development activities for these compounds to Sanofi in 2011. As disclosed on ClinicalTrials.gov, SAR245408 (XL147) is currently being studied in clinical trials in combination with an ErbB3 inhibitor in patients with solid tumors (NCT01436565) and in patients with advanced or recurrent endometrial cancer (NCT01013324). As disclosed on ClinicalTrials.gov, SAR245409 (XL765) is currently being studied in clinical trials in patients with lymphoma either as a single agent (NCT01403636) or in combination with bendamustine and/or rituximab (NCT01410513). In addition SAR245409 (XL765) is being studied in combination with a MEK inhibitor in patients with locally advanced or metastatic solid tumors (NCT01390818), and in combination with temozolomide (with or without radiation) in patients with malignant gliomas (NCT00704080).

We will be eligible to receive development, regulatory and commercial milestones under the license agreement of $745.0 million in the aggregate, as well as royalties on sales of any products commercialized under the license.

Sanofi may, upon certain prior notice to us, terminate the license as to products containing SAR245408 (XL147) and SAR245409 (XL765). In the event of such termination election, Sanofi's license relating to such product would terminate and revert to us, and we would receive, subject to certain terms, conditions and potential payment obligations, licenses from Sanofi to research, develop and commercialize such products.

In December 2011, we and Sanofi entered into an agreement pursuant to which the parties terminated the discovery collaboration agreement and released each other from any potential liabilities arising under the collaboration agreement prior to effectiveness of the termination in December 2011. Each party retains ownership of the intellectual property that it generated under the collaboration agreement, and we granted Sanofi covenants not-to-enforce with respect to certain of our intellectual property rights. The termination agreement also provided that Sanofi would make a payment to us of $15.3 million, which we received in January 2012. If either party or its affiliate or licensee develops and commercializes a therapeutic product containing an isoform-selective PI3K inhibitor that arose from such party's work (or was derived from such work) under the collaboration agreement, then such party will be obligated to pay royalties to the other party based upon the net sales of such products. The termination agreement provides that Sanofi will make a one-time milestone payment to us upon the first receipt by Sanofi or its affiliate or licensee of marketing approval for the first therapeutic product containing an isoform-selective PI3K inhibitor that arose from Sanofi's work (or was derived from such work) under the collaboration agreement.

GlaxoSmithKline

In October 2002, we established a collaboration with GlaxoSmithKline to discover and develop novel therapeutics in the areas of vascular biology, inflammatory disease and oncology. The collaboration involved three agreements: (1) a product development and commercialization agreement, (2) a stock purchase and stock issuance agreement and (3) a loan and security agreement. During the term of the collaboration, we received $65.0 million in upfront and milestone payments, $85.0 million in research and development funding and loans in the principal amount of $85.0 million. In connection with the collaboration, GlaxoSmithKline purchased a total of three million shares of our common stock.

In October 2008, the development term under the collaboration concluded as scheduled. Under the terms of the collaboration, GlaxoSmithKline had the right to select up to two of the compounds in the collaboration for further development and commercialization. GlaxoSmithKline selected foretinib (XL880), an inhibitor of MET and VEGFR2, and had the right to choose one additional compound from a pool of compounds, which consisted of cabozantinib, XL281, XL228, XL820 and XL844 as of the end of the development term.

In July 2008, we achieved proof-of-concept for cabozantinib and submitted the corresponding data report to GlaxoSmithKline. In October 2008, GlaxoSmithKline notified us in writing that it decided not to select cabozantinib for further development and commercialization and that it waived its right to select XL281, XL228, XL820 and XL844 for further development and commercialization. As a result, we retained the rights to develop, commercialize, and/or license all of the compounds, subject to payment to GlaxoSmithKline of a 3% royalty on net sales of any product incorporating cabozantinib. We have discontinued development of XL820, XL228 and XL844.

GlaxoSmithKline continues to develop foretinib (XL880), and as disclosed on ClinicalTrials.gov, is currently recruiting patients into phase 1/2 trials studying the activity of foretinib in metastatic breast cancer both as a single agent (NCT01147484) and in combination with lapatinib (NCT01138384).

The $85.0 million loan we received from GlaxoSmithKline was repayable in three annual installments. We paid the final installment of principal and accrued interest under the loan in shares of our common stock on October 27, 2011 and GlaxoSmithKline subsequently released its related security interest in certain of our patents.

Merck

In December 2011, we entered into an agreement with Merck pursuant to which we granted Merck an exclusive worldwide license to our PI3K-delta ("PI3K-d") program, including XL499 and other related compounds. Pursuant to the terms of the agreement, Merck will have sole responsibility to research, develop, and commercialize compounds from our PI3K-d program. The agreement became effective in December 2011.

Merck paid us an upfront cash payment of $12.0 million in January 2012 in connection with the agreement. We will be eligible to receive potential development and regulatory milestone payments for multiple indications of up to $239.0 million. We will also be eligible to receive combined sales performance milestones and royalties on net-sales of products emerging from the agreement. Milestones and royalties are payable on compounds emerging from our PI3K-d program or from certain compounds that arise from Merck's internal discovery efforts targeting PI3K-d during a certain period.

Merck may at any time, upon specified prior notice to us, terminate the license. In addition, either party may terminate the agreement for the other party's uncured material breach. In the event of termination by Merck at will or by us for Merck's uncured material breach, the license granted to Merck would terminate. In the event of a termination by us for Merck's uncured material breach, we would receive a royalty-free license from Merck to develop and commercialize certain joint products. In the event of termination by Merck for our uncured material breach, Merck would retain the licenses from us, and we would receive reduced royalties from Merck on commercial sales of products.

Daiichi Sankyo

In March 2006, we entered into a collaboration agreement with Daiichi Sankyo Company Limited ("Daiichi Sankyo") for the discovery, development and commercialization of novel therapies targeted against the mineralocorticoid receptor ("MR"), a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic diseases. Under the terms of the agreement, we granted to Daiichi Sankyo an exclusive, worldwide license to certain intellectual property primarily relating to compounds that modulate MR, including CS-3150 (XL550). Daiichi Sankyo is responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compounds and we do not have rights to reacquire such compounds, except as described below.

Daiichi Sankyo paid us a nonrefundable upfront payment in the amount of $20.0 million and was obligated to provide research and development funding of $3.8 million over a 15-month research term. In June 2007, our collaboration agreement with Daiichi Sankyo was amended to extend the research term by six months over which Daiichi Sankyo was required to provide $1.5 million in research and development funding. In November 2007, the parties decided not to further extend the research term. For each product from the collaboration, we are also entitled to receive payments upon attainment of pre-specified development, regulatory and commercialization milestones. In December 2010, we received a milestone payment of $5.0 million in connection with an IND filing made by Daiichi Sankyo for CS-3150 (XL550) and, in August 2012, we received a milestone of $5.5 million in connection with the initiation of a phase 2 clinical trial for CS-3150 (XL550). We are eligible to receive additional development, regulatory and commercialization milestones of up to $145.0 million. In addition, we are also entitled to receive royalties on any sales of certain products commercialized under the collaboration. Daiichi Sankyo may terminate the agreement upon 90 days' written notice in which case Daiichi Sankyo's payment obligations would cease, its license relating to compounds that modulate MR would terminate and revert to us and we would receive, subject to certain terms and conditions, licenses from Daiichi Sankyo to research, develop and commercialize compounds that were discovered under the collaboration.

NOTE 3. DISPOSITION OF ARTEMIS PHARMACEUTICALS

In November 2007 we entered into a share sale and transfer agreement with Taconic Farms, Inc., ("Taconic"), pursuant to which Taconic acquired from us, for $19.8 million in cash, 80.1% of the outstanding share capital in our wholly-owned subsidiary, Artemis Pharmaceuticals GmbH ("Artemis"), located in Cologne, Germany. Subsequent to the transaction, Artemis was renamed TaconicArtemis GmbH. In September 2011 we exercised our right to sell our remaining 19.9% interest in Artemis to Taconic. We received $3.0 million in consideration of our remaining 19.9% interest in December 2011, and we recognized a gain of $2.3 million after consideration of foreign currency and the write off of the carrying value of our investment in Artemis.

NOTE 4. RESTRUCTURINGS

We implemented restructurings in March 2010 and December 2010 as a consequence of our decision to focus our proprietary resources and development efforts on the development and commercialization of cabozantinib. We implemented additional restructurings in March 2011 and May 2012 (the 2010, 2011 and 2012 restructurings are referred to collectively as the "Restructurings"). The aggregate reduction in headcount from the Restructurings is 422 employees.

During the three years ended December 31, 2012, we have recorded aggregate restructuring charges of $52.1 million in connection with the Restructurings, of which $21.2 million related to termination benefits, $28.6 million related to facility charges, $2.2 million net related to the impairment of excess equipment and other assets, and a minor amount of legal and other fees. Asset impairment charges were partially offset by cash proceeds of $2.6 million from the sale of such assets.

Our March 2010 restructuring charge was primarily related to termination benefits and facility related charges resulting from the closure of our facility in San Diego, California, and one of our South San Francisco facilities, which took into consideration a sublease that commenced in September 2010. The December 2010 restructuring charge was primarily related to termination benefits resulting from additional reductions in our workforce. Our 2011 restructuring charge was primarily facility-related charges that relate to portions of two additional buildings in South San Francisco and took into consideration our entry into two sublease agreements for the majority of one of these buildings in July 2011 as well as charges relating to the short-term exit of the second floor of another building in December 2011. The 2012 restructuring charge was primarily related to termination benefits in May 2012 and the December 2012 determination to extend disuse of most of the remaining space in one building for the remainder of the lease term.

The total outstanding restructuring liability related to the Restructurings is included in current and long-term portion of restructuring on our Consolidated Balance Sheets. The components and changes of these liabilities during the years ended December 31, 2012, 2011 and 2010 are summarized in the following table (in thousands):

	Employee Severance And Other Benefits	Facility Charges	Asset Impairment	Legal and Other Fees	Total
Restructuring charge	$ 17,677	$11,814	$ 3,173	$ 80	$ 32,744
Cash payments	(10,528)	(3,739)	—	(10)	(14,277)
Adjustments or non-cash credits including stock compensation expense	(1,626)	613	(3,341)	—	(4,354)
Proceeds from sale of assets	—	—	168	—	168
Ending accrual balance as of December 31, 2010	5,523	8,688	—	70	14,281
Restructuring charge	2,566	8,480	(907)	(3)	10,136
Cash payments	(7,366)	(3,469)	—	(16)	(10,851)
Adjustments or non-cash credits including stock compensation expense	(717)	222	(619)	—	(1,114)
Proceeds from sale of assets	—	—	1,526	—	1,526
Ending accrual balance as of December 31, 2011	6	13,921	—	51	13,978
Restructuring charge	970	8,276	(47)	(28)	9,171
Cash payments	(965)	(5,299)	—	(3)	(6,267)
Adjustments or non-cash credits including stock compensation expense	(11)	2,304	(891)	—	1,402
Proceeds from sale of assets	—	—	938	—	938
Ending accrual balance as of December 31, 2012	$ —	$19,202	$ —	$ 20	$ 19,222

We expect to pay the accrued facility charges of $19.2 million, net of cash received from our subtenants, through 2017, or the end of our lease terms of the buildings. With respect to our Restructurings, we expect to incur additional restructuring charges of $3.2 million relating to certain of our South San Francisco facilities that we planned to exit at a future date and which remained in use as of December 31, 2012). These charges will be recorded through the end the building lease terms, the last of which ends in 2017.

During the three years ended December 31, 2012, the Restructurings resulted in cash expenditures of $28.7 million, net of $2.6 million in cash received in connection with the sale of excess equipment and other assets.

The restructuring charges that we expect to incur in connection with the Restructurings are subject to a number of assumptions, and actual results may materially differ. We may also incur other material charges not currently contemplated due to events that may occur as a result of, or associated with, the Restructurings.

NOTE 5. CASH AND INVESTMENTS

The following table summarizes cash and cash equivalents, investments, and restricted cash and investments by balance sheet line item as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As reported:				
Cash and cash equivalents	$170,070	$—	$ (1)	$170,069
Short-term investments	241,391	46	(66)	241,371
Short-term restricted cash and investments	12,242	4	—	12,246
Long-term investments	182,407	28	(124)	182,311
Long-term restricted cash and investments	27,943	21	—	27,964
Total cash and investments	$634,053	$ 99	$(191)	$633,961

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As reported:				
Cash and cash equivalents	$ 74,256	$ 1	$ —	$ 74,257
Short-term investments	120,143	35	(173)	120,005
Long-term investments	85,260	—	—	85,260
Long-term restricted cash and investments	4,199	—	—	4,199
Total cash and investments	$283,858	$ 36	$(173)	$283,721

Under our loan and security agreement with Silicon Valley Bank, we are required to maintain compensating balances on deposit in one or more investment accounts with Silicon Valley Bank and certain other designated financial institutions. The total collateral balances as of December 31, 2012 and 2011 were $87.0 million and $85.3 million, respectively and are reflected in our Consolidated Balance Sheets in Short- and Long-term investments. See "Note 7—Debt" for more information regarding the collateral balance requirements under our Silicon Valley Bank loan and security agreement.

All of our cash and investments are classified as available-for-sale. The following table summarizes our cash and investments by security type as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and money market funds	$ 81,744	$ 2	$ —	$ 81,746
Commercial paper	167,223	8	—	167,231
Corporate bonds	222,106	30	(187)	221,949
U.S. Treasury and government sponsored enterprises	132,933	59	(1)	132,991
Municipal bonds	30,047	—	(3)	30,044
Total cash and investments	$634,053	$ 99	$(191)	$633,961

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and money market funds	$ 81,986	$—	$ —	$ 81,986
Commercial paper	29,079	2	(1)	29,080
Corporate bonds	116,068	22	(169)	115,921
U.S. government sponsored enterprises	37,237	12	—	37,249
Municipal bonds	19,488	—	(3)	19,485
Total cash and investments	$283,858	$ 36	$(173)	$283,721

As of December 31, 2012, the fair value of investments that were in an unrealized loss position was $196.1 million, including $158.6 million in corporate bonds. All investments in an unrealized loss position have been so for less than one year and the unrealized losses were not attributed to credit risk. Based on the scheduled maturities of our investments, we concluded that the unrealized losses in our investment securities are not other-than-temporary, as it is more likely than not that we will hold these investments for a period of time sufficient for a recovery of our cost basis.

The following summarizes the fair value of securities classified as available-for-sale by contractual maturity as of December 31, 2012 (in thousands):

	Mature within One Year	After One Year through Two Years	Fair Value
Money market funds	$ 76,050	$ —	$ 76,050
Commercial paper	167,231	—	167,231
Corporate bonds	126,896	95,053	221,949
U.S. Treasury and government sponsored enterprises	84,677	48,314	132,991
Municipal bonds	30,044	—	30,044
Total	$484,898	$143,367	$628,265

The classification of certain compensating balances and restricted investments are dependent upon the term of the underlying restriction on the asset and not the maturity date of the investment. Therefore, certain long-term investments and long-term restricted cash and investments have contractual maturities within one year.

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	December 31, 2012	December 31, 2011
Laboratory equipment	$ 19,504	$ 28,795
Computer equipment and software	11,897	11,743
Furniture and fixtures	3,230	3,230
Leasehold improvements	16,572	15,961
Construction-in-progress	1,409	155
	52,612	59,884
Less: accumulated depreciation and amortization	(46,553)	(51,378)
Property and equipment, net	$ 6,059	$ 8,506

For the years ended December 31, 2012, 2011 and 2010, we recorded depreciation expense of $4.8 million, $6.8 million and $10.5 million, respectively.

In 2012, 2011 and 2010, we recorded gross asset impairment charges in the amounts of approximately $0.3 million, $0.5 million and $3.2 million, respectively, in connection with the Restructurings. The amount recorded as a restructuring charge for asset impairment, as presented in "Note 4—Restructurings," was net of the gain on the sale of such assets. In 2012 and 2011, the gain on the sale of such assets was $0.3 million and $1.4 million, respectively. Cash proceeds on those sales were $0.9 million, $1.5 million, and $0.2 million during 2012, 2011, and 2010, respectively.

NOTE 7. DEBT

The amortized carrying amount of our debt consists of the following (in thousands):

	December 31, 2012	December 31, 2011
Convertible Senior Subordinated Notes due 2019	$149,800	$ —
Deerfield Notes	100,676	91,385
Silicon Valley Bank term loan	80,000	80,000
Silicon Valley Bank Line of Credit	5,260	10,130
Total debt	335,736	181,515
Less: current portion	(13,170)	(4,870)
Long-term debt	$322,566	$176,645

Convertible Senior Subordinated Notes due 2019 and Related Concurrent Offering of Our Common Stock

On August 14, 2012, we issued and sold $287.5 million aggregate principal amount of 4.25% convertible senior subordinated notes due 2019 (the "2019 Notes"). On that date we completed concurrent registered underwritten public offerings in which we sold the 2019 Notes and 34.5 million shares of common stock at a price of $4.25 per share, generating aggregate net proceeds of $416.1 million. The convertible debt offering resulted in net proceeds of $277.7 million after deducting the underwriting discount and offering expenses of $9.3 million and $0.5 million, respectively. The equity offering resulted in net proceeds of $138.4 million after deducting the underwriting discount of $7.7 million and other expenses of $0.5 million.

The 2019 Notes were issued pursuant to an indenture, as supplemented by a supplemental indenture with Wells Fargo Bank, National Association, as trustee (the "Trustee"), and mature on August 15, 2019, unless earlier converted, redeemed or repurchased. The 2019 Notes bear interest at the rate of 4.25% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, beginning February 15, 2013. Subject to certain terms and conditions, at any time on or after August 15, 2016, we may redeem for cash all or a portion of the 2019 Notes. The redemption price will equal 100% of the principal amount of the 2019 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Upon the occurrence of certain circumstances, holders may convert their 2019 Notes prior to the close of business on the business day immediately preceding May 15, 2019. On or after May 15, 2019, until the close of business on the second trading day immediately preceding August 15, 2019, holders may surrender their 2019 Notes for conversion at any time. Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. The initial conversion rate of 188.2353 shares of common stock per $1,000 principal amount of 2019 Notes is equivalent to a conversion price of approximately $5.31 per share of common stock. The conversion rate is subject to adjustment upon the occurrence of certain events.

In connection with the convertible debt offering, $36.5 million of the proceeds were deposited into an escrow account which contains an amount of permitted securities sufficient to fund, when due, the total aggregate amount of the first six scheduled semi-annual interest payments on the 2019 Notes. The amount held in the escrow account is classified on our Consolidated Balance Sheets as Short-term restricted cash and investments and Restricted cash and investments of $12.2 million and $24.3 million, respectively, as of December 31, 2012. We have pledged our interest in the escrow account to the Trustee as security for our obligations under the 2019 Notes.

The 2019 Notes are accounted for in accordance with ASC Subtopic 470-20, *Debt with Conversion and Other Options.* Under ASC Subtopic 470-20, issuers of certain convertible debt instruments that have a net settlement feature and may be settled in cash upon conversion, including partial cash settlement, are required to separately account for the liability (debt) and equity (conversion option) components of the instrument. The carrying amount of the liability component of any outstanding debt instrument is computed by estimating the fair value of a similar liability without the conversion option. The amount of the equity component is then calculated by deducting the fair value of the liability component from the principal amount of the convertible debt instrument. The effective interest rate used in determining the liability component of the 2019 Notes was 10.09%. This resulted in the recognition of $144.3 million as the liability component and the residual $143.2 million as the debt discount with a corresponding increase to paid-in capital, the equity component, for the 2019 Notes. The underwriting discount of $9.3 million and offering expenses of $0.5 million were allocated between debt issuance costs and equity issuance costs in proportion to the allocation of the proceeds. Debt issuance costs of $4.9 million are included in Other long term assets on our Consolidated Balance Sheets as of the issuance date. Equity issuance costs of $4.9 million related to the convertible debt offering were recorded as an offset to additional paid-in capital. We have adjusted the initially recorded balance of the liability component from $149.2 million to $144.3 million and the balance of equity component from $138.3 million to $143.2 million for the 2019 Notes along with the allocation of offering costs between debt and equity from the amounts originally reported in the Notes to our Condensed Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the period ended September 28, 2012 due to the finalization of the determination of the appropriate effective interest rate.

The following is a summary of the liability component of the 2019 Notes as of December 31, 2012 (in thousands):

	December 31, 2012
Net carrying amount of the liability component	$149,800
Unamortized discount of the liability component	137,700
Face amount of the 2019 Notes	$287,500

The debt discount and debt issuance costs are amortized as interest expense through August 2019. During 2012, total interest expense related to the 2019 Notes was $10.3 million, relating to the 4.25% stated coupon rate and the amortization of the debt discount and debt issuance costs. The non-cash expense relating to the amortization of the debt discount and debt issuance costs during 2012 was $5.7 million.

The balance of unamortized fees and costs was $4.7 million as of December 31, 2012, which is recorded in the accompanying Consolidated Balance Sheet as Other assets.

Secured Convertible Notes due June 2015

In June 2010, we entered into a note purchase agreement with Deerfield Management Company L.P. ("Deerfield"), pursuant to which, on July 1, 2010, we sold to Deerfield an aggregate of $124.0 million initial principal amount of our Secured Convertible Notes due June 2015 (the "Deerfield Notes") for an aggregate purchase price of $80.0 million, less closing fees and expenses of approximately $2.0 million. On August 6, 2012, the parties amended the note purchase agreement to permit the issuance of the 2019 Notes and modify certain optional prepayment rights. The amendment became effective upon the issuance of the 2019 Notes and the payment to Deerfield of a $1.5 million consent fee. As of December 31, 2012, all of the principal balance remains outstanding. The non-cash expense relating to the amortization of the debt discount and debt issuance costs during 2012 was $9.9 million. The outstanding principal amount of the Deerfield Notes bears interest in the annual amount of $6.0 million, payable quarterly in arrears. In January 2013, we made a mandatory prepayment of $10.0 million on the Deerfield Notes. We will be required to make additional mandatory prepayments on the Deerfield Notes on an annual basis in 2014 and 2015 equal to 15% of specified payments from our collaborative arrangements received during the prior fiscal year, subject to a maximum annual prepayment amount of $27.5 million. There is a minimum required prepayment amount of $10.0 million due in January 2014. There is no minimum prepayment due in 2015. We may also prepay all or a portion (not less than $5.0 million) of the principal amount of the Deerfield Notes at an optional prepayment price based on a discounted principal amount (during the first three years of the term, subject to a prepayment premium) determined as of the date of prepayment, plus accrued and unpaid interest, plus in the case of a prepayment of the full principal amount of the Deerfield Notes (other than prepayments upon the occurrence of specified transactions relating to a change of control or a substantial sale of assets), all accrued interest that would have accrued between the date of such prepayment and the next anniversary of the note purchase agreement. Pursuant to the amendment of the note purchase agreement, any optional prepayment of the Deerfield Notes made on or prior to July 2, 2013 will be determined as if such prepayment occurred as of July 3, 2013. In lieu of making any optional or mandatory prepayment in cash, subject to certain limitations (including a cap on the number of shares issuable under the note purchase agreement), we have the right to convert all or a portion of the principal amount of the Deerfield Notes into, or satisfy all or any portion of the optional prepayment amounts or mandatory prepayment amounts (other than the $10.0 million mandatory prepayment required in January 2014 and any optional prepayments made prior to July 3, 2013) with shares of our common stock. Additionally, in lieu of making any payment of accrued and unpaid interest in respect of the Deerfield Notes in cash, subject to certain limitations, we may elect to satisfy any such payment with shares of our common stock. The number of shares of our common stock issuable upon conversion or in settlement of principal and interest obligations will be based upon the discounted trading price of our common stock over a specified trading period. Upon certain changes of control of our company, a sale or transfer of assets in one transaction or a series of related transactions for a purchase price of more than $400 million or a sale or transfer of more than 50% of our assets, Deerfield may require us to prepay the notes at the optional prepayment price, plus accrued and unpaid interest and any other accrued and reimbursable expenses (the "Put Price"). Upon an event of default, Deerfield may declare all or a portion of the Put Price to be immediately due and payable.

We also entered into a security agreement in favor of Deerfield which provides that our obligations under the Deerfield Notes will be secured by substantially all of our assets except intellectual property. The note purchase agreement and the security agreement include customary representations and warranties and covenants made by us, including restrictions on the incurrence of additional indebtedness.

The balance of unamortized fees and costs was $2.3 million as of December 31, 2012, which is recorded in the accompanying Consolidated Balance Sheet as Other assets.

Silicon Valley Bank Loan and Security Agreement

The outstanding principal obligation under the Silicon Valley Bank Loan and Security Agreement, as amended, was $85.3 million and $90.1 million as of December 31, 2012 and 2011, respectively.

Silicon Valley Bank Line of Credit

In December 2007, we entered into a loan modification agreement to a loan and security agreement originally entered into in May 2002 with Silicon Valley Bank. The terms associated with the original line of credit under the May 2002 agreement and the subsequent loan modifications were not modified. The December 2007 loan modification agreement provides for an additional equipment line of credit in the amount of up to $30.0 million with a draw down period of approximately two years (the "Line of Credit"). Each advance must be repaid in 48 equal, monthly installments of principal, plus accrued interest, at an annual rate of 0.75% fixed. In December 2009, we amended the agreement and extended the draw down period on the Line-of-Credit for an additional 18 months through June 2011 and increased the available principal amount under the line of credit from $30.0 million to $33.6 million. Pursuant to the terms of the amendment, we were required to make minimum draws of $2.5 million every 6 months through June 2011, for total additional draws of $7.5 million. The loan facility requires security for the Line of Credit in the form of a non-interest bearing certificate of deposit account with the bank, in an amount equal to at least 100% of the outstanding obligations under the line of credit. In June 2008, we drew down $13.6 million under this agreement, in December 2009, we drew down $5.0 million, and we drew down an additional $2.5 million in each of June 2010, December 2010 and June 2011 in accordance with the terms of the modified agreement. In accordance with the amended loan terms, the Line of Credit has expired and we have no further draw down obligations under the line of credit. The outstanding principal obligation under the Silicon Valley Bank Line of Credit was $5.3 million and $10.1 million as of December 31, 2012 and 2011, respectively.

Silicon Valley Bank Term Loan

In June 2010, we amended our loan and security agreement with Silicon Valley Bank to provide for a new seven-year term loan in the amount of $80.0 million. The principal amount outstanding under the term loan accrues interest at 1.0% per annum, which interest is due and payable monthly. We are required to repay the term loan in one balloon principal payment, representing 100% of the principal balance and accrued and unpaid interest, on May 31, 2017. We have the option to prepay all, but not less than all, of the amounts advanced under the term loan, provided that we pay all unpaid accrued interest thereon that is due through the date of such prepayment and the interest on the entire principal balance of the term loan that would otherwise have been paid after such prepayment date until the maturity date of the term loan. We are required to maintain at all times on deposit in one or more non-interest bearing demand deposit accounts with Silicon Valley Bank or one of its affiliates a compensating balance, constituting support for the obligations under the term loan, with a principal balance in value equal to at least 100% of the outstanding principal balance of the term loan.

In August 2011, we amended our term loan agreement to allow for the compensating balance to be maintained on deposit in one or more investment accounts with Silicon Valley Bank and certain other designated financial institutions. This compensating balance is to have a value equal to at least 100%, but not to exceed 107%, of the outstanding principal balance of the term loan and all lines of credit associated with Silicon Valley Bank. We are entitled to retain income earned on the amounts maintained in such investment account(s). Any amounts outstanding under the term loan during the continuance of an event of default under the loan and security agreement will, at the election of Silicon Valley Bank, bear interest at a per annum rate equal to 6.0%. If one or more events of default under the loan and security agreement occurs and continues beyond any applicable cure period, Silicon Valley Bank may declare all or part of the obligations under the loan and security agreement to be immediately due and payable and stop advancing money or extending credit to us under the loan and security agreement. The total collateral balance as of December 31, 2012 and 2011 was $87.0 million and $85.3 million, respectively, and is reflected in our Consolidated Balance Sheet in Short- and Long-term Investments as the amounts are not restricted as to withdrawal. However, withdrawal of some or all of this amount such that the collateral balance falls below the required level could result in Silicon Valley Bank declaring the obligation immediately due and payable.

Future Principal Payments

Aggregate expected future principal payments of our debt were as follows as of December 31, 2012 (in thousands):

Year Ending December 31, (1)	
2013	$ 13,170
2014	11,654
2015	104,436
2016	—
2017	80,000
Thereafter	287,500

(1) Amounts include principal payments associated with the accretion of discounts and debt issuance costs. This table assumes we will make the minimum mandatory prepayment on the Deerfield Notes in January 2014 as required by the note purchase agreement. The actual timing of payments made may differ materially.

NOTE 8. COMMON STOCK AND WARRANTS

Sale of Shares of Common Stock

In March 2011, we completed a registered public offering of 17.3 million shares of our common stock at a price of $11.00 per share pursuant to a shelf registration statement previously filed with the SEC, which the SEC declared effective on May 8, 2009. We received approximately $179.4 million in net proceeds from the offering after deducting the underwriting discount and related offering expenses.

In February 2012, we completed a registered public offering of 12.7 million shares of our common stock at a price of $5.17 per share pursuant to a shelf registration statement previously filed with the SEC, which the SEC declared effective on May 8, 2009. We received $65.0 million in net proceeds from the offering after deducting the underwriting discount and related offering expenses.

In August 2012, we completed a registered underwritten public offering of 34.5 million shares of our common stock at a price of $4.25 per share pursuant to a shelf registration statement previously filed with the SEC. We received $138.4 million in net proceeds after deducting the underwriting discount of $7.7 million and related offering expenses of $0.5 million. Concurrent with the issuance of the common stock, we sold $287.5 million aggregate principal amount of the Convertible Senior Subordinated Notes due 2019 pursuant to the same registered public offering. See "Note 7—Debt" for more information regarding the 2019 Notes.

Conversion of Debt into Common Stock

In October 2011, we elected to repay the third and final installment of an outstanding loan from GlaxoSmithKline in shares of our common stock. The shares issued in connection with this repayment were valued at $6.66 per share, resulting in the issuance of 5,537,906 shares of our common stock as satisfaction in full of our remaining $36.9 million repayment obligation, including $8.0 million in accrued interest.

The 2019 Notes and the Deerfield Notes are, under certain circumstances, convertible into shares of our common stock. See "Note 7—Debt" for more information regarding the conversion features of these instruments.

Warrants

At December 31, 2012, the following warrants to purchase common stock were outstanding and exercisable:

Date Issued	Exercise Price per Share	Expiration Date	Number of Shares
June 4, 2008	$7.40	June 4, 2014	1,000,000
June 10, 2009	$6.05	June 10, 2014	441,215
			1,441,215

The warrants issued in June 2008 were granted to Deerfield pursuant to a facility agreement that expired in 2009.

The warrants issued in June 2009 were granted to Symphony Evolution Holdings LLC, the parent company of Symphony Evolution, Inc., in connection with a financing transaction that terminated in June 2009. The rights to those warrants were subsequently transferred to other parties.

NOTE 9. FAIR VALUE MEASUREMENTS

The fair value of our financial instruments reflects the amounts that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy has the following three levels:

Level 1 – quoted prices in active markets for identical assets and liabilities.

Level 2 – observable inputs other than quoted prices in active markets for identical assets and liabilities. These inputs include using prices from independent pricing services based on quoted prices in active markets for similar instruments or on industry models using data inputs, such as interest rates and prices that can be directly observed or corroborated in active markets.

Level 3 – unobservable inputs.

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain investments within the fair value hierarchy. There were no transfers between any of the fair value hierarchies, as determined at the end of each reporting period.

The following table sets forth the fair value of our financial assets that were measured and recorded on a recurring basis as of December 31, 2012 and 2011. The amounts presented exclude cash, but include investments classified as cash equivalents (in thousands):

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Money market funds	$76,050	$ —	$—	$ 76,050
Commercial paper	—	167,231	—	167,231
Corporate bonds	—	221,949	—	221,949
U.S. Treasury and government sponsored enterprises	—	132,991	—	132,991
Municipal bonds	—	30,044	—	30,044
Total	$76,050	$552,215	$—	$628,265

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Money market funds	$78,702	$ —	$—	$ 78,702
Commercial paper	—	29,080	—	29,080
Corporate bonds	—	115,921	—	115,921
U.S. government sponsored enterprises	—	37,249	—	37,249
Municipal bonds	—	19,485	—	19,485
Total	$78,702	$201,735	$—	$280,437

The estimated fair value of our financial instruments that are carried at amortized cost for which it is practicable to determine a fair value was as follows (in thousands):

	December 31, 2012		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible Senior Subordinated Notes due 2019	$149,800	$280,111	$ —	$ —
Silicon Valley Bank term loan	$ 80,000	$ 79,542	$80,000	$77,835
Silicon Valley Bank Line of Credit	$ 5,260	$ 5,253	$10,130	$10,066

There is no practicable method to determine the fair value of the Deerfield Notes due to the unique structure of the instrument that was financed by entities affiliated with Deerfield and the current non-liquid market in structured notes. The carrying amounts of cash, other receivables, accounts payable and accrued clinical trial liabilities approximate their fair values and are excluded from the tables above.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

- When available, we value investments based on quoted prices for those financial instruments, which is a Level 1 input. Our remaining investments are valued using third-party pricing sources, which use observable market prices, interest rates and yield curves observable at commonly quoted intervals of similar assets as observable inputs for pricing, which is a Level 2 input.

- The fair value of the 2019 Notes is based on the average trading prices, which is a Level 1 input. The 2019 Notes are not marked-to-market and are shown at their initial fair value less unamortized discount; the portion of the value allocated to the conversion option is included in stockholders' equity in the accompanying Consolidated Balance Sheets. See "Note 7— Debt" for further information regarding the 2019 Notes.

- We have estimated the fair value of our other debt instruments, where possible, using the net present value of the payments discounted at an interest rate that is consistent with money-market rates that would have been earned on our non-interest-bearing compensating balances, which is a Level 2 input.

NOTE 10. EMPLOYEE BENEFIT PLANS

Equity Incentive Plans

We have several equity incentive plans under which we have granted incentive stock options, non-qualified stock options and RSUs to employees, directors and consultants. The Board of Directors or a designated Committee of the Board is responsible for administration of our employee equity incentive plans and determines the term, exercise price and vesting terms of each option. Prior to 2011, options issued to our employees had a four-year vesting term, an exercise price equal to the fair market value on the date of grant, and a ten year life from the date of grant (6.2 years for options issued in exchange for options cancelled under our 2009 option exchange program) On May 18, 2011, at the annual meeting of stockholders, the Exelixis, Inc. 2011 Equity Incentive Plan (the "2011 Plan") was approved and adopted as the successor plan to the certain other equity incentive plans. Stock options issued under the 2011 Plan have a four-year vesting term, an exercise price equal to the fair market value on the date of grant, and a seven year life from the date of grant. During 2012, 755,792 stock options were granted subject to performance objectives tied to the achievement of clinical goals set by the Compensation Committee of our Board of Directors and will vest in full or part based on achievement of such goals. As of December 31, 2012, we have assumed that achievement of those performance objectives is probable. In the event a performance measure is not achieved at or above a specified threshold level, the portion of the award tied to such performance measure is forfeited. RSUs vest annually over a four year term.

In December 2005, our Board of Directors adopted a Change in Control and Severance Benefit Plan (the "Plan") for executives and certain non-executives. Eligible Plan participants include our employees with the title of vice president and higher. If a participant's employment is terminated without cause during a period commencing one month before and ending thirteen months following a change in control, then the Plan participant is entitled to have the vesting of all of such participant's stock options accelerated with the exercise period being extended to no more than one year.

Employee Stock Purchase Plan

In January 2000, we adopted the 2000 Employee Stock Purchase Plan (the "ESPP"). The ESPP allows for qualified employees (as defined in the ESPP) to purchase shares of our common stock at a price equal to the lower of 85% of the closing price at the beginning of the offering period or 85% of the closing price at the end of each six month purchase period. Compensation expense related to our ESPP was $0.4 million, $0.7 million, and $1.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, we had 2,386,667 shares available for grant under our ESPP. We issued 298,533 shares, 375,305 shares, and 689,093 shares of common stock during the years ended December 31, 2012, 2011 and 2010, respectively, pursuant to the ESPP at an average price per share of $4.08, $4.62, and $4.55, respectively.

Stock-Based Compensation

We recorded and allocated employee stock-based compensation expense for the Plan and the ESPP as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Research and development expense	$4,536	$ 5,935	$11,535
General and administrative expense	4,245	5,459	7,931
Restructuring-related stock compensation expense	—	625	1,505
Total employee stock-based compensation expense	$8,781	$12,019	$20,971

In addition, we recognized stock-based compensation expense of $0.1 million relating to nonemployees in each of the years ended December 31, 2012, 2011 and 2010.

In July 2010, our former Chief Executive Officer, George A. Scangos, Ph.D., resigned as an employee of Exelixis and in connection with such resignation agreed to cancel unvested stock options exercisable for 981,302 shares of our common stock and unvested RSUs with respect to 101,050 shares of our common stock. Due to Dr. Scangos' continued services as a director of Exelixis he was entitled to retain his stock options and RSUs. Therefore, we treated the cancellation as a modification of his stock option and RSU agreements and in 2010 recorded a non-cash compensation charge of approximately $1.5 million to our Consolidated Statements of Operations.

We use the Black-Scholes option pricing model to value our stock options. The expected life computation is based on historical exercise patterns and post-vesting termination behavior. We considered implied volatility as well as our historical volatility in developing our estimate of expected volatility. The fair value of employee share-based payments awards was estimated using the following assumptions and weighted average fair values:

	Stock Options		
	2012	2011	2010
Weighted average grant-date fair value	$ 3.24	$ 3.50	$ 3.60
Risk-free interest rate	0.81%	1.07%	2.25%
Dividend yield	—	—	—
Volatility	69%	70%	70%
Expected life	5.6 years	5.5 years	5.2 years

	ESPP		
	2012	2011	2010
Weighted average grant-date fair value	$ 2.07	$ 2.85	$ 1.87
Risk-free interest rate	0.10%	0.11%	0.21%
Dividend yield	—	—	—
Volatility	68%	68%	68%
Expected life	6 months	6 months	6 months

A summary of all option activity was as follows for the periods presented (dollars in thousands, except per share amounts):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at December 31, 2009	24,393,598	$7.46		
Granted	243,500	$6.28		
Exercised	(495,098)	$5.42		
Cancelled	(4,511,970)	$7.35		
Options outstanding at December 31, 2010	19,630,030	$7.52		
Granted	2,545,625	$5.86		
Exercised	(2,161,804)	$5.75		
Cancelled	(2,577,473)	$9.79		
Options outstanding at December 31, 2011	17,436,378	$7.16		
Granted	3,442,696	$5.45		
Exercised	(181,979)	$5.09		
Cancelled	(2,248,545)	$7.28		
Options outstanding at December 31, 2012	18,448,550	$6.85	4.60 years	$90,240
Exercisable at December 31, 2012	13,128,876	$7.35	3.85 years	$77,703

At December 31, 2012 a total of 8,632,907 shares were available for grant under our stock option plans.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between our closing stock price on the last trading day of fiscal 2012 and the exercise prices, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. Total intrinsic value of options exercised was $0.1 million, $7.0 million, and $0.8 million during 2012, 2011 and 2010, respectively. Total fair value of employee options vested and expensed in 2012, 2011 and 2010 was $5.6 million, $8.4 million, and $16.2 million, respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2012:

	Options Outstanding			Options Outstanding and Exercisable	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Exercisable	Weighted Average Exercise Price
$3.05 - $4.99	913,013	6.29	$ 4.47	642,101	$ 4.43
$5.00 - $5.62	6,025,420	6.27	$ 5.47	1,413,294	$ 5.27
$5.63 - $5.99	2,976,329	3.34	$ 5.68	2,931,042	$ 5.67
$6.00 - $7.99	2,938,367	4.27	$ 7.02	2,547,018	$ 6.98
$8.00 - $8.99	3,774,399	2.87	$ 8.85	3,774,399	$ 8.85
$9.00 - $12.10	1,821,022	4.43	$10.07	1,821,022	$10.07
	18,448,550	4.60	$ 6.85	13,128,876	$ 7.35

As of December 31, 2012, $14.7 million of total unrecognized compensation expense related to stock options is expected to be recognized over a weighted-average period of 2.97 years.

Cash received from option exercises and purchases under the ESPP in 2012 and 2011 was $2.1 million and $14.2 million, respectively.

A summary of all RSU activity was as follows for all periods presented (dollars in thousands, except per share amounts):

	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Awards outstanding at December 31, 2009	2,679,224	$7.46		
Awarded	191,475	$5.70		
Forfeited	(698,268)	$7.44		
Awards outstanding at December 31, 2010	2,172,431	$7.31		
Awarded	356,498	$6.17		
Released	(648,437)	$7.43		
Forfeited	(488,801)	$7.45		
Awards outstanding at December 31, 2011	1,391,691	$6.92		
Awarded	733,958	$5.50		
Released	(596,397)	$7.15		
Forfeited	(234,631)	$6.62		
Awards outstanding at December 31, 2012	1,294,621	$6.07	1.78 years	$5,839

As of December 31, 2012, $6.0 million of total unrecognized compensation expense related to employee RSUs was expected to be recognized over a weighted-average period of 2.92 years.

401(k) Retirement Plan

We sponsor a 401(k) Retirement Plan whereby eligible employees may elect to contribute up to the lesser of 50% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service regulations. The 401(k) Retirement Plan permits us to make matching contributions on behalf of all participants. Beginning in 2002 through 2010, we matched 50% of the first 4% of participant contributions into the 401(k) Retirement Plan in the form of our common stock. Beginning in January 2011, we matched 100% of the first 3% of participant contributions into the 401(k) Retirement Plan in the form of our common stock. We recorded expense of $0.6 million, $0.8 million, and $1.0 million related to the stock match for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 11. INCOME TAXES

We recorded an income tax provision (benefit) of $0.1 million, $1.3 million and $(0.1) million for the periods ended December 31, 2012, 2011 and 2010, respectively. In 2010, we recorded an income tax benefit as a result of the enactment of the Housing and Economic Recovery Act of 2008. Under this Act, corporations otherwise eligible for bonus first-year depreciation could instead elect to claim a refundable credit for R&D tax credits generated prior to 2006. This tax benefit was extended for tax year 2009 with the enactment of the American Recovery and Reinvestment Tax Act of 2009. Approximately $0.1 million and $0.6 million of the 2012 and 2011 provisions, respectively, relate to adjustments of the refund received in 2009 and 2010 under these Acts after we further evaluated the qualified expenses from which the refund calculation was originally based. The remaining 2011 amount of $0.7 million relates to a tax deferred revenue adjustment that resulted in a state tax liability due to state net operating loss carryover limitations.

The income tax provision (benefit) is based on the following (loss) income before income taxes, all of which are from domestic sources (in thousands):

	Year Ended December 31,		
	2012	2011	2010
(Loss) income before income taxes	$(147,538)	$76,992	$(92,402)

A reconciliation of income taxes at the statutory federal income tax rate to out income tax provision (benefit) included in the Consolidated Statements of Operations is as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
U.S. federal income tax provision (benefit) at statutory rate	$(50,163)	$ 26,177	$(31,417)
Unutilized net operating losses	46,324	(29,650)	29,636
Non-deductible interest	3,297	2,809	—
Stock-based compensation	504	627	1,709
State tax expense	74	660	—
Refundable tax credit	32	636	(72)
Other	39	36	72
Income tax provision (benefit)	$ 107	$ 1,295	$ (72)

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carry-forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

Our deferred tax assets and liabilities consist of the following (in thousands):

	December 31,	
	2012	2011
Deferred tax assets:		
Net operating loss carry-forwards	$ 374,200	$ 318,638
Tax credit carry-forwards	65,232	54,726
Amortization of deferred stock compensation – non-qualified	26,469	25,865
Accruals and reserves not currently deductible	13,732	6,522
Deferred revenue	6,501	18,400
Book over tax depreciation and amortization	5,140	6,543
Capitalized research and development costs	—	805
Total deferred tax assets	491,274	431,499
Valuation allowance	(438,266)	(431,499)
Net deferred tax assets	53,008	—
Deferred tax liabilities:		
Convertible debt	(53,008)	—
Total deferred tax liabilities	(53,008)	—
Net deferred taxes	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $6.8 million, decreased by $49.7 million, and increased by $25.2 million during 2012, 2011, and 2010, respectively.

At December 31, 2012, we had federal net operating loss carry-forwards of approximately $1,007 million which expire in the years 2018 through 2032, and federal business tax credits of approximately $75 million which expire in the years 2020 through 2029. We also had net operating loss carry-forwards for California of approximately $880 million, which expire in the years 2013 through 2032, and California research and development tax credits of approximately $26 million which have no expiration.

Under the Internal Revenue Code and similar state provisions, certain substantial changes in our ownership could result in an annual limitation on the amount of net operating loss and credit carry-forwards that can be utilized in future years to offset future taxable income. The annual limitation may result in the expiration of net operating losses and credit carry-forwards before utilization.

We track the portion of our deferred tax assets attributable to stock option benefits; these amounts are no longer included in our gross or net deferred tax assets. The tax benefit of stock options total $6.2 million at December 31, 2012 and will only be recorded when we realize a reduction in taxes payable.

Accounting Standards Codification Topic 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The following table summarizes the activity related to our unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Beginning balance	$39,310	$46,381	$32,171
Increase (decrease) relating to prior year provision	5,894	(9,782)	10,472
Increase relating to current year provision	2,094	2,711	3,738
Ending balance	$47,298	$39,310	$46,381

Included in the balance of unrecognized tax benefits as of December 31, 2012, 2011 and 2010 are $0.1 million, $0.1 million, and $0, respectively, of tax benefits that if recognized would affect the effective tax rate. All of our deferred tax assets are subject to a valuation allowance. As of December 31, 2012, and 2011 we had an accrued interest balance of $15 thousand and $9 thousand, related to tax contingencies. Interest expense related to those tax contingencies was $6 thousand and $9 thousand during the years ended December 31, 2012, and 2011, respectively. There was no interest accrued as of December 31, 2010 and no penalties were recognized or accrued during any of the periods presented. Any tax-related interest and penalties are included in income tax provision (benefit) in the Consolidated Statements of Operations. We do not anticipate that the amount of unrecognized tax benefits existing as of December 31, 2012 will significantly decrease over the next 12 months.

We file U.S. and state income tax returns in jurisdictions with varying statues of limitations during which such tax returns may be audited and adjusted by the relevant tax authorities. The 1996 through 2012 years generally remain subject to examination by federal and most state tax authorities to the extent of net operating losses and credits generated during these periods and are being utilized in the open tax periods.

NOTE 12. NET (LOSS) INCOME PER SHARE

The following table sets forth a reconciliation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

	Year Ended December 31,		
	2012	2011	2010
Numerator:			
Net (loss) income	$(147,645)	$ 75,697	$ (92,330)
Denominator:			
Shares used in computing basic (loss) income per share amounts	160,138	126,018	108,522
Add effect of dilutive securities:			
Shares issuable upon exercise of outstanding stock options	—	2,064	—
Shares issuable upon exercise of warrants	—	1,858	—
Shares issuable upon vesting of RSUs	—	515	—
Shares issuable upon purchase from ESPP contributions	—	24	—
Total dilutive securities	—	4,461	—
Shares used in computing diluted (loss) income per share amounts	160,138	130,479	108,522
Net (loss) income per share, basic	$ (0.92)	$ 0.60	$ (0.85)
Net (loss) income per share, diluted	$ (0.92)	$ 0.58	$ (0.85)

Diluted net (loss) income per share gives effect to potential incremental common shares issuable upon the exercise of stock options and warrants, upon vesting of RSUs, upon the purchase from contributions to ESPP (calculated based on the treasury stock method), and upon conversion of our convertible debt (calculated using the if-converted method) and the effect is not anti-dilutive. The following table sets forth potential shares of common stock that are not included in the computation of diluted net loss per share because to do so would be antidilutive (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Convertible debt	54,123	—	6,725
Outstanding stock options, unvested RSUs and ESPP contributions	16,568	9,085	21,802
Warrants	1,441	—	2,250
Total potentially dilutive shares	72,132	9,085	30,777

NOTE 13. COMMITMENTS AND CONTINGENCIES

Commitments

Leases

We lease office and research space and certain equipment under operating leases that expire at various dates through the year 2018. Certain operating leases contain renewal provisions and require us to pay other expenses. As a result of the Restructurings, we exited certain facilities in San Diego and South San Francisco. Aggregate future minimum lease payments under our operating leases are as follows (in thousands):

Year Ending December 31,	Operating Leases (1)
2013	$19,486
2014	19,896
2015	20,152
2016	16,431
2017	9,104
Thereafter	2,806
	$87,875

(1) Minimum payments have not been reduced by minimum sublease rentals of $15.5 million due in the future under noncancelable subleases.

The following is a summary of aggregate future minimum lease payments under operating leases at December 31, 2012 by material operating lease agreements (in thousands):

	Original Term (Expiration)	Renewal Options	Future Minimum Lease Payments
Building Lease #1 and 2	May 2017	2 additional periods of 5 years	$49,216
Building Lease #3	July 2018	1 additional period of 5 years	25,378
Building Lease #4	December 2015	1 additional period of 3 years	13,058
Total			$87,652

Rent expense under operating leases was $17.8 million, $21.3 million, and $28.0 million for the years ended December 31, 2012, 2011, and 2010, respectively. Rent expense was net of sublease rentals of $3.8 million, $1.9 million, and $0.3 million for the years ended December 2012, 2011 and 2010, respectively.

Letters of Credit and Restricted Cash

We entered into a standby letter of credit with a bank in July 2004, which is related to a building lease, with a credit limit of $0.5 million at each of December 31, 2012 and 2011. We entered into two standby letters of credit with a bank in May 2007, which is related to our workers compensation insurance policy, for a combined credit limit of $0.6 million and $0.8 million at December 2012 and 2011, respectively. All three letters of credit are fully collateralized by long-term restricted cash and investments. As of December 31, 2012, the full amount of our three letters of credit was still available.

As part of a purchasing card program with a bank we initiated during 2007, we were required to provide collateral in the form of a non-interest bearing certificate of deposit. The collateral at December 31, 2012 and 2011 was $2.5 million and $2.9 million, respectively. We recorded these amounts in the accompanying Consolidated Balance Sheet as Long-term restricted cash and investments as the certificates of deposit were restricted as to withdrawal.

Indemnification Agreements

In connection with the sale of our plant trait business, we agreed to indemnify the purchaser and its affiliates up to a specified amount if they incur damages due to any infringement or alleged infringement of certain patents. We have certain collaboration licensing agreements, that contain standard indemnification clauses. Such clauses typically indemnify the customer or vendor for an adverse judgment in a lawsuit in the event of our misuse or negligence. We consider the likelihood of an adverse judgment related to any of our indemnification agreements to be remote. Furthermore, in the event of an adverse judgment, any losses under such an adverse judgment may be substantially offset by corporate insurance.

Contingencies

Pending Litigation

From time to time, we are party to legal proceedings, claims and investigations in the ordinary course of business, including the matter described below.

In December 2012, a former officer filed a lawsuit against us and our chief executive officer in California state court seeking unspecified monetary damages based on contract and tort claims in connection with the former officer's execution and revocation of a Rule 10b5-1 stock trading plan in December 2010. We have not responded to this complaint, and the time for us to respond has not expired. We intend to defend this claim vigorously. This matter is at a very early stage, and we are unable to reasonably estimate the possible loss or range of loss, if any.

NOTE 14. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents, other receivables and investments. Cash equivalents and investments consist of money market funds, taxable commercial paper, corporate bonds with high credit quality, U.S. government agency obligations and U.S. government sponsored enterprises. All cash and cash equivalents, and investments are maintained with financial institutions that management believes are creditworthy.

Other receivables are typically unsecured and are concentrated in the pharmaceutical and biotechnology industries. Accordingly, we may be exposed to credit risk generally associated with pharmaceutical and biotechnology companies. We have incurred no bad debt expense since inception.

The following table sets forth the percentage of revenues recognized under our collaboration agreements with collaborators that represent 10% or more of total revenues during the years ending December 31, 2012, 2011 and 2010:

Collaborator	2012	2011	2010
Bristol-Myers Squibb	66%	59%	50%
Merck	22%	—	—
Daiichi Sankyo	12%	—	3%
Sanofi	—	39%	42%

NOTE 15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize the unaudited quarterly financial data for the last two fiscal years (in thousands, except per share data):

	2012 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
Revenues	$ 18,510	$ 7,813	$ 13,313	$ 7,814
Loss from operations	$(22,296)	$(32,723)	$(25,443)	$(41,974)
Net loss	$(26,151)	$(36,487)	$(32,814)	$(52,143)
Net loss per share, basic and diluted	$ (0.18)	$ (0.25)	$ (0.20)	$ (0.28)

	2011 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
Revenues	$ 35,893	$ 32,162	$128,272	$94,309
(Loss) income from operations	$(23,730)	$(18,008)	$ 79,699	$51,574
Net (loss) income	$(27,490)	$(20,975)	$ 77,865	$46,297
Net (loss) income per share, basic	$ (0.24)	$ (0.16)	$ 0.60	$ 0.35
Net (loss) income per share, diluted	$ (0.24)	$ (0.16)	$ 0.59	$ 0.35

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Based on the evaluation of our disclosure controls and procedures (as defined under Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) required by Rules 13a-15(b) or 15d-15(b) under the Securities Exchange Act of 1934, as amended, our Chief Executive Officer and our Chief Financial Officer have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Limitations on the Effectiveness of Controls. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within an organization have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met and, as set forth above, our principal executive officer and principal financial officer have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures were effective to provide reasonable assurance that the objectives of our disclosure control system were met.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of our 2012 fiscal year, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2012 was effective. There were no material weaknesses in internal control over financial reporting identified by management.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

The independent registered public accounting firm Ernst & Young LLP has issued an audit report on our internal control over financial reporting, which is included on the following page.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Exelixis, Inc.

We have audited Exelixis, Inc.'s internal control over financial reporting as of December 28, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Exelixis, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Exelixis, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 28, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Exelixis, Inc. as of December 28, 2012 and December 30, 2011, and the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity (deficit), and cash flows for each of the three fiscal years in the period ended December 28, 2012, of Exelixis, Inc. and our report dated February 21, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Redwood City, California
February 21, 2013

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item relating to our directors and nominees, including information with respect to our audit committee, audit committee financial experts and procedures by which stockholders may recommend nominees to our board of directors, is incorporated by reference to the section entitled "Proposal 1 – Election of Class II Directors" appearing in our Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission, or SEC, within 120 days after December 28, 2012, which we refer to as our 2013 Proxy Statement. The information required by this item regarding our executive officers is incorporated by reference to the section entitled "Executive Officers" appearing in our 2013 Proxy Statement. The information required by this item regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" appearing in our 2013 Proxy Statement.

Code of Ethics

We have adopted a Code of Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct and Ethics is posted on our website at www.exelixis.com under the caption "Investors & Media — Corporate Governance."

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Conduct and Ethics by posting such information on our website, at the address and location specified above and, to the extent required by the listing standards of the NASDAQ Stock Market, by filing a Current Report on Form 8-K with the SEC, disclosing such information.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the sections entitled "Compensation of Executive Officers," "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" appearing in our 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item relating to security ownership of certain beneficial owners and management is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" appearing in our 2013 Proxy Statement.

Equity Compensation Plan Information

The following table provides certain information about our common stock that may be issued upon the exercise of stock options and other rights under all of our existing equity compensation plans as of December 31, 2012, which consists of our 2000 Equity Incentive Plan, or the 2000 Plan, our 2000 Non-Employee Directors' Stock Option Plan, or the Director Plan, our 2000 Employee Stock Purchase Plan, or the ESPP, our 2010 Inducement Award Plan, or the 2010 Plan, our 2011 Equity Incentive Plan, or the 2011 Plan, and our 401(k) Retirement Plan, or the 401(k) Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders(2)	19,703,325	$6.84	11,318,107
Equity compensation plans not approved by stockholders(3)	39,846	n/a	517,569
Total	19,743,171	$6.84	11,835,676

(1) The weighted average exercise price does not take into account the shares subject to outstanding restricted stock units which have no exercise price.

(2) Represents shares of our common stock issuable pursuant to the 2000 Plan, the 2011 Plan, the Director Plan and the ESPP.

The 2000 Plan was originally adopted by our Board of Directors in January 2000 and approved by our stockholders in March 2000. The 2000 Plan was amended and restated by our Board of Directors in December 2006 to require that the exercise price for options granted pursuant to the 2000 Plan be equal to the fair market value as of the determination date. The 2000 Plan is administered by the Compensation Committee of our Board of Directors. The 2000 Plan expired in January 2010 and there are no shares available for future issuance. As of December 31, 2012, there were options outstanding to purchase 11,834,956 shares of our common stock under the 2000 Plan at a weighted average exercise price of $7.37 per share. The weighted average exercise price does not take into account the shares subject to outstanding restricted stock units which have no exercise price. As of December 31, 2012, there were 350,299 shares reserved for issuance upon the vesting of outstanding restricted stock units under the 2000 Plan.

The Director Plan was originally adopted by our Board of Directors in January 2000 and approved by our stockholders in March 2000. The Director Plan provides for the automatic grant of options to purchase shares of common stock to non-employee directors. The Director Plan was amended by our Board of Directors in February 2004 to increase the annual automatic option grant to each non-employee director from 5,000 shares to 10,000 shares, which amendment was approved by our stockholders in April 2004. The Director Plan was further amended by our Board of Directors in February 2008 to increase the annual automatic option grant to each non-employee director from 10,000 shares to 15,000 shares and again in December 2010 to extend the post-termination exercise period for future granted options. Stockholder approval of the February 2008 and December 2010 amendments was not required. The Director Plan was further amended by our Board of Directors in February 2011 to reduce the number of shares available for future grant to 1,227,656 shares, which amendment became effective in May 2011 in connection with stockholder approval of the 2011 Plan. The Director Plan was further amended by our Board of Directors in February 2013 to increase the initial grant to new non-employee directors from 25,000 shares to 50,000 shares and the annual automatic option grant to each non-employee director from 15,000 shares to 30,000 shares. Stockholder approval of the February 2013 amendments was not required. The Director Plan is administered by the Compensation Committee of our Board of Directors. As of December 31, 2012, there were 987,656 shares available for future issuance under the Director Plan. As of December 31, 2012, there were options outstanding to purchase 1,126,250 shares of our common stock under the Director Plan at a weighted average exercise price of $7.92.

The ESPP was originally adopted by our Board of Directors in January 2000 and approved by our stockholders in March 2000. The ESPP allows for qualified employees to purchase shares of our common stock at a price equal to the lower of 85% of the closing price at the beginning of the offering period or 85% of the closing price at the end of each purchase period. The ESPP is implemented by one offering period during each six-month period; provided, however, our Board of Directors may alter the duration of an offering period without stockholder approval. Employees may authorize up to 15% of their compensation for the purchase of stock under the ESPP; provided, that an employee may not accrue the right to purchase stock at a rate of more than $25,000 of the fair market value of our common stock for each calendar year in which the purchase right is outstanding. The ESPP was amended by our Board of Directors in January 2005 and February 2009, each time to increase the number of shares available for issuance under the ESPP. Each increase in the ESPP share reserve was approved by our stockholders in April 2005 and May 2009, respectively. As of December 31, 2012, there were 2,386,667 shares available for future issuance under the ESPP.

The 2011 Plan was originally adopted by our Board of Directors on February 16, 2011 and amended by the Compensation Committee on March 18, 2011, subject to stockholder approval. The 2011 Plan was approved by our stockholders in May 2011. As of December 31, 2012, there were 7,645,251 shares available for future issuance under the 2011 Plan. As of December 31, 2012, there were options outstanding to purchase 5,487,344 shares of our common stock under the 2011 Plan at a weighted average exercise price of $5.50 per share. The weighted average exercise price does not take into account the shares subject to outstanding restricted stock units which have no exercise price. As of December 31, 2012, there were 904,476 shares reserved for issuance upon the vesting of outstanding restricted stock units under the 2011 Plan.

(3) Represents shares of our common stock issuable pursuant to the 2010 Plan and the 401(k) Plan.

In December 2009, we adopted the 2010 Plan to replace the 2000 Plan, which expired in January 2010. A total of 1,000,000 shares of our common stock were authorized for issuance under the 2010 Plan. Following stockholder approval of the 2011 Plan in May 2011, no further stock awards have been or will be granted under the 2010 Plan. The 2010 Plan is administered by the Compensation Committee. As of December 31, 2012, there were 39,846 shares reserved for issuance upon the vesting of outstanding restricted stock units under the 2010 Plan. As of December 31, 2012, there were no remaining options outstanding under the 2010 Plan.

We sponsor a 401(k) Plan whereby eligible employees may elect to contribute up to the lesser of 50% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service regulations. The 401(k) Plan permits us to make matching contributions on behalf of all participants. From 2002 through 2010, we matched 50% of the first 4% of participant contributions into the 401(k) Plan in the form of our common stock. Beginning in 2011, we match 100% of the first 3% of participant contributions into the 401(k) Plan in the form of our common stock.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the sections entitled "Certain Relationships and Related Party Transactions" and "Proposal 1 – Election of Class II Directors" appearing in our 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to the section entitled "Proposal 2 – Ratification of Selection of Independent Registered Public Accounting Firm" appearing in our 2013 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are being filed as part of this report:

(1) The following financial statements and the Report of Independent Registered Public Accounting Firm are included in Part II, Item 8:

(2) All financial statement schedules are omitted because the information is inapplicable or presented in the Notes to Consolidated Financial Statements.

(3) See Index to Exhibits at the end of this Report, which is incorporated herein by reference. The Exhibits listed in the accompanying Index to Exhibits are filed as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on February 21, 2013.

EXELIXIS, INC.

By: /s/ MICHAEL M. MORRISSEY

Michael M. Morrissey, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints **MICHAEL M. MORRISSEY, JAMES B. BUCHER** and **FRANK KARBE**, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report on Form 10-K has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ MICHAEL M. MORRISSEY **Michael M. Morrissey, Ph.D.**	Director, President and Chief Executive Officer (Principal Executive Officer)	February 21, 2013
/s/ FRANK KARBE **Frank Karbe**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 21, 2013
/s/ STELIOS PAPADOPOULOS **Stelios Papadopoulos, Ph.D.**	Chairman of the Board	February 21, 2013
/s/ CHARLES COHEN **Charles Cohen, Ph.D.**	Director	February 21, 2013
/s/ CARL B. FELDBAUM **Carl B. Feldbaum, Esq.**	Director	February 21, 2013
/s/ ALAN M. GARBER **Alan M. Garber, M.D., Ph.D.**	Director	February 21, 2013

Signatures	Title	Date
/s/ VINCENT MARCHESI **Vincent Marchesi, M.D., Ph.D.**	Director	February 21, 2013
/s/ FRANK MCCORMICK **Frank McCormick, Ph.D.**	Director	February 21, 2013
/s/ GEORGE POSTE **George Poste, D.V.M., Ph.D.**	Director	February 21, 2013
/s/ GEORGE A. SCANGOS **George A. Scangos, Ph.D.**	Director	February 21, 2013
/s/ LANCE WILLSEY **Lance Willsey, M.D.**	Director	February 21, 2013
/s/ JACK L. WYSZOMIERSKI **Jack L. Wyszomierski**	Director	February 21, 2013

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File Number	Exhibit/ Appendix Reference	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Exelixis, Inc.	10-K	000-30235	3.1	3/10/2010	
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Exelixis, Inc.	10-K	000-30235	3.2	3/10/2010	
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Exelixis, Inc.	8-K	000-30235	3.1	5/25/2012	
3.4	Amended and Restated Bylaws of Exelixis, Inc.	8-K	000-30235	3.1	12/5/2011	
4.1	Specimen Common Stock Certificate.	S-1, as amended	333-96335	4.1	2/7/2000	
4.2	Form of Warrant, dated June 10, 2009, to purchase 500,000 shares of Exelixis, Inc. common stock in favor of Symphony Evolution Holdings LLC.	10-Q, as amended	000-30235	4.4	7/30/2009	
4.3	Warrant Purchase Agreement, dated June 9, 2005, between Exelixis, Inc. and Symphony Evolution Holdings LLC.	10-Q	000-30235	4.4	8/5/2010	
4.4*	Form Warrant to Purchase Common Stock of Exelixis, Inc. issued to Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited	8-K	000-30235	4.9	6/9/2008	
4.5	Form of Note, dated July 1, 2010, in favor of Deerfield Private Design International, L.P.	10-Q	000-30235	10.1 (Exhibit A-1)	8/5/2010	
4.6	Form of Note, dated July 1, 2010, in favor of Deerfield Private Design Fund, L.P.	10-Q	000-30235	10.1 (Exhibit A-2)	8/5/2010	
4.7	Indenture dated August 14, 2012 by and between Exelixis, Inc. and Wells Fargo Bank, National Association	8-K	000-30235	4.1	8/14/2012	

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File Number	Exhibit/ Appendix Reference	Filing Date	
4.8	First Supplemental Indenture dated August 14, 2012 to Indenture dated August 14, 2012 by and between Exelixis, Inc. and Wells Fargo Bank, National Association	8-K	000-30235	4.2	8/14/2012	
4.9	Form of 4.25% Convertible Senior Subordinated Note due 2019	8-K	000-30235	4.2 (Exhibit A)	8/14/2012	
10.1†	Form of Indemnity Agreement.	S-1, as amended	333-96335	10.1	2/7/2000	
10.2†	2000 Equity Incentive Plan.	10-Q	000-30235	10.1	5/3/2007	
10.3†	Form of Stock Option Agreement under the 2000 Equity Incentive Plan (early exercise permissible).	10-Q	000-30235	10.2	11/8/2004	
10.4†	Form of Stock Option Agreement under the 2000 Equity Incentive Plan (early exercise may be restricted).	8-K	000-30235	10.1	12/15/2004	
10.5†	Form of Restricted Stock Unit Agreement under the 2000 Equity Incentive Plan.	10-K	000-30235	10.6	3/10/2010	
10.6†	2000 Non-Employee Directors' Stock Option Plan.					X
10.7†	Form of Stock Option Agreement under the 2000 Non-Employee Directors' Stock Option Plan.	10-K	000-30235	10.7	2/22/2011	
10.8†	2000 Employee Stock Purchase Plan.	Schedule 14A	000-30235	A	4/13/2009	
10.9†	2010 Inducement Award Plan	10-K	000-30235	10.10	3/10/2010	
10.10†	Form of Stock Option Agreement under the 2010 Inducement Award Plan.	10-K	000-30235	10.11	3/10/2010	
10.11†	Form of Restricted Stock Unit Agreement under the 2010 Inducement Award Plan.	10-K	000-30235	10.12	3/10/2010	
10.12†	2011 Equity Incentive Plan.	8-K	000-30235	10.1	5/24/2011	
10.13†	Form of Stock Option Agreement under the 2011 Equity Incentive Plan	10-Q	000-30235	10.3	8/4/2011	
10.14†	Form of Restricted Stock Unit Agreement under the 2011 Equity Incentive Plan	10-Q	000-30235	10.4	8/4/2011	

Exhibit Number	Exhibit Description	Incorporation by Reference Form	File Number	Exhibit/ Appendix Reference	Filing Date	Filed Herewith
10.15†	Exelixis, Inc. 401(k) Plan.	10-K	000-30235	10.13	3/10/2010	
10.16†	Exelixis, Inc. 401(k) Plan Adoption Agreement.	10-K	000-30235	10.14	3/10/2010	
10.17†	Offer Letter Agreement, dated February 3, 2000, between Michael Morrissey, Ph.D., and Exelixis, Inc.	10-Q	000-30235	10.43	8/5/2004	
10.18†	Offer Letter Agreement, dated November 20, 2003, between Frank Karbe and Exelixis, Inc.	10-Q	000-30235	10.46	8/5/2004	
10.19†	Offer Letter Agreement, dated March 27, 2000, between Pamela Simonton, J.D., L.L.M. and Exelixis, Inc.	10-K	000-30235	10.17	3/15/2005	
10.20†	Offer Letter Agreement, dated June 20, 2006, between Exelixis, Inc. and Gisela M. Schwab, M.D.	8-K	000-30235	10.1	6/26/2006	
10.21†	Offer Letter Agreement, dated October 6, 2011, between Exelixis, Inc. and J. Scott Garland.	10-K	000-30235	10.21	2/22/2012	
10.22†	Resignation Agreement dated July 22, 2010, by and between Exelixis, Inc. and George A. Scangos	10-Q	000-30235	10.1	11/4/2010	
10.23†	Special One-Time Cash Bonus Information for Named Executive Officers.	8-K	000-30235	10.1	12/7/2012	
10.24†	Compensation Information for Named Executive Officers.	8-K	000-30235	10.10	2/8/2013	
10.25†	Compensation Information for Non-Employee Directors.					X
10.26†	Exelixis, Inc. Change in Control and Severance Benefit Plan, as amended and restated.	10-Q	000-30235	10.2	10/27/2011	
10.27*	Product Development and Commercialization Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc.	10-Q	000-30235	10.36	11/8/2002	

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File Number	Exhibit/ Appendix Reference	Filing Date	
10.28*	First Amendment, dated January 10, 2005, to the Product Development and Commercialization Agreement, dated October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc.	10-K	000-30235	10.24	3/15/2005	
10.29*	Second Amendment, dated June 13, 2008, to the Product Development and Commercialization Agreement, dated October 28, 2002, by and between SmithKlineBeecham Corporation d/b/a GlaxoSmithKline and Exelixis, Inc.	10-Q	000-30235	10.3	8/5/2008	
10.30*	Letter Agreement, dated February 17, 2009, between Exelixis, Inc. and SmithKlineBeecham Corporation d/b/a GlaxoSmithKline.	10-Q, as amended	000-30235	10.1	5/7/2009	
10.31*	Amended and Restated Collaboration Agreement, dated April 15, 2011, by and between Exelixis, Inc., Exelixis Patent Company, LLC., and Bristol-Myers Squibb Company.	10-Q	000-30235	10.5	8/4/2011	
10.32*	Collaboration Agreement, dated December 22, 2006, between Exelixis, Inc. and Genentech, Inc.	10-K	000-30235	10.39	2/27/2007	
10.33*	First Amendment, dated March 13, 2008, to the Collaboration Agreement, dated December 22, 2006, between Exelixis, Inc. and Genentech, Inc.	10-Q	000-30235	10.1	5/6/2008	
10.34	Second Amendment, dated April 30, 2010, to the Collaboration Agreement, dated December 22, 2006, between Exelixis, Inc. and Genentech, Inc.	10-Q	000-30235	10.5	8/5/2010	
10.35	Lease, dated May 12, 1999, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.	S-1, as amended	333-96335	10.11	2/7/2000	

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File Number	Exhibit/ Appendix Reference	Filing Date	
10.36	First Amendment, dated March 29, 2000, to Lease, dated May 12, 1999, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.	10-Q	000-30235	10.1	5/15/2000	
10.37	Second Amendment, dated January 31, 2001, to Lease dated May 12, 1999, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.	S-1, as amended	333-152166	10.44	7/7/2008	
10.38	Third Amendment, dated May 24, 2001, to Lease dated May 12, 1999, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.	10-K	000-30235	10.46	2/22/2011	
10.39	Lease Agreement, dated May 24, 2001, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.	10-Q	000-30235	10.48	8/5/2004	
10.40	First Amendment, dated February 28, 2003, to Lease, dated May 24, 2001, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.	S-1, as amended	333-152166	10.46	7/7/2008	
10.41	Second Amendment, dated July 20, 2004, to Lease, dated May 24, 2001, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.	10-Q	000-30235	10.49	8/5/2004	
10.42	Lease Agreement, dated May 27, 2005, between Exelixis, Inc. and Britannia Pointe Grand Limited Partnership.	8-K	000-30235	10.1	5/27/2005	
10.43	Sublease, dated July 25, 2011, between Exelixis, Inc. and Nodality, Inc.	10-Q	000-30235	10.3	10/27/2011	
10.44	Consent to Sublease, dated August 16, 2011, by and among HCP Life Science REIT, Inc., Exelixis, Inc., and Nodality, Inc.	10-Q	000-30235	10.4	10/27/2011	
10.45	Side Letter dated April 12, 2012 to Sublease between Exelixis, Inc. and Nodality, Inc.	10-Q	000-30235	10.1	8/2/2012	

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File Number	Exhibit/ Appendix Reference	Filing Date	
10.46	First Amendment to Sublease dated effective June 1, 2012 by and between Exelixis, Inc. and Nodality, Inc.	10-Q	000-30235	10.2	8/2/2012	
10.47	Consent of Landlord dated June 1, 2012 to First Amendment to Sublease dated effective June 1, 2012 by and between Exelixis, Inc. and Nodality, Inc.	10-Q	000-30235	10.2	8/2/2012	
10.48	Sublease, dated July 25, 2011, between Exelixis, Inc. and Threshold Pharmaceuticals, Inc.	10-Q	000-30235	10.5	10/27/2011	
10.49	Consent to Sublease, dated August 19, 2011, by and among HCP Life Science REIT, Inc., Exelixis, Inc., and Threshold Pharmaceuticals, Inc.	10-Q	000-30235	10.6	10/27/2011	
10.50	Lease Agreement, dated September 14, 2007, between ARE-San Francisco No. 12, LLC and Exelixis, Inc.	10-Q	000-30235	10.5	11/5/2007	
10.51	First Amendment, dated May 31, 2008, to Lease Agreement, dated September 14, 2007, between ARE-San Francisco No. 12, LLC and Exelixis, Inc.	10-Q	000-30235	10.1	8/5/2008	
10.52	Second Amendment, dated October 23, 2008, to Lease Agreement, dated September 14, 2007, between ARE-San Francisco No. 12, LLC and Exelixis, Inc.	10-K	000-30235	10.62	3/10/2009	
10.53	Third Amendment, dated October 24, 2008, to Lease Agreement, dated September 14, 2007, between ARE-San Francisco No. 12, LLC and Exelixis, Inc.	10-K	000-30235	10.63	3/10/2009	
10.54	Fourth Amendment, dated July 9, 2010, to Lease Agreement, dated September 14, 2007, between ARE-San Francisco No. 12, LLC and Exelixis, Inc.	10-Q	000-30235	10.2	11/4/2010	

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File Number	Exhibit/ Appendix Reference	Filing Date	
10.55	Sublease Agreement, dated July 9, 2010, by and between Exelixis, Inc. and Onyx Pharmaceuticals, Inc.	10-Q	000-30235	10.4	11/4/2010	
10.56	Consent to Sublease dated July 9, 2010 by and among ARE-San Francisco No. 12, LLC, Exelixis, Inc. and Onyx Pharmaceuticals, Inc.	10-Q	000-30235	10.3	11/4/2010	
10.57	Loan and Security Agreement, dated May 22, 2002, by and between Silicon Valley Bank and Exelixis, Inc.	10-Q	000-30235	10.34	8/6/2002	
10.58	Loan Modification Agreement, dated December 21, 2004, between Silicon Valley Bank and Exelixis, Inc.	8-K	000-30235	10.1	12/23/2004	
10.59	Amendment No. 7, dated December 21, 2006, to the Loan and Security Agreement, dated May 22, 2002, between Silicon Valley Bank and Exelixis, Inc.	8-K	000-30235	10.1	12/27/2006	
10.60	Amendment No. 8, dated December 21, 2007, to the Loan and Security Agreement, dated May 22, 2002, between Silicon Valley Bank and Exelixis, Inc.	8-K	000-30235	10.1	12/26/2007	
10.61	Amendment No. 9, dated December 22, 2009, to the Loan and Security Agreement, dated May 22, 2002, between Silicon Valley Bank and Exelixis, Inc.	8-K	000-30235	10.1	12/23/2009	
10.62*	Amendment No. 10, dated June 2, 2010, to the Loan and Security Agreement, dated May 22, 2002, by and between Silicon Valley Bank and Exelixis, Inc.	10-Q	000-30235	10.3	8/5/2010	
10.63*	Amendment No. 11, dated August 18, 2011, to the Loan and Security Agreement, dated May 22, 2002, by and between Silicon Valley Bank and Exelixis, Inc.	10-Q	000-30235	10.7	10/27/2011	

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File Number	Exhibit/ Appendix Reference	Filing Date	
10.64	Pledge and Escrow Agreement dated August 14, 2012 by and among Exelixis, Inc., Wells Fargo Bank, National Association and Wells Fargo Bank, National Association	8-K	000-30235	10.1	8/14/2012	
10.65*	Amended and Restated Collaboration Agreement, dated April 15, 2011, by and between Exelixis, Inc., Exelixis Patent Company, LLC., and Bristol-Myers Squibb Company.	10-Q	000-30235	10.6	8/4/2011	
10.66*	License Agreement, dated May 27, 2009, between Exelixis, Inc. and Sanofi.	10-Q, as amended	000-30235	10.1	7/30/2009	
10.67*	Collaboration Agreement, dated May 27, 2009, between Exelixis, Inc. and Sanofi.	10-Q, as amended	000-30235	10.2	7/30/2009	
10.68*	Termination Agreement, dated December 22, 2011, between Exelixis, Inc. and Sanofi.	10-K	000-30235	10.83	2/22/2012	
10.69	Letter, dated May 27, 2009, relating to regulatory filings for the Collaboration Agreement, dated May 27, 2009, between Exelixis, Inc. and Sanofi.	10-Q, as amended	000-30235	10.3	7/30/2009	
10.70	Note Purchase Agreement, dated June 2, 2010, by and between Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Exelixis, Inc.	10-Q	000-30235	10.1	8/5/2010	
10.71	Consent and Amendment dated as of August 6, 2012 to Note Purchase Agreement, dated as of June 2, 2010, between Exelixis, Inc., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.	8-K	000-30235	10.1	8/6/2012	

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File Number	Exhibit/ Appendix Reference	Filing Date	
10.72	Security Agreement, dated July 1, 2010, by and between Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Exelixis, Inc.	10-Q	000-30235	10.2	8/5/2010	
10.73*	Amended and Restated License Agreement, dated April 15, 2011, by and between Exelixis, Inc., Exelixis Patent Company, LLC, and Bristol-Myers Squibb Company.	10-Q	000-30235	10.7	8/4/2011	
10.74*	Amended and Restated Collaboration Agreement, dated April 15, 2011, by and between Exelixis, Inc., Exelixis Patent Company, LLC, and Bristol-Myers Squibb Company.	10-Q	000-30235	10.8	8/4/2011	
10.75*	Exclusive License Agreement, dated December 20, 2011, between Exelixis, Inc. and Merck.	10-K	000-30235	10.91	2/22/2012	
23.1	Consent of Independent Registered Public Accounting Firm.					X
24.1	Power of Attorney (contained on signature page).					X
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a).					X
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).					X
32.1‡	Certification by the Chief Executive Officer and the Chief Financial Officer of Exelixis, Inc., as required by Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File Number	Exhibit/ Appendix Reference	Filing Date	
101.DEF	XBRL Taxonomy Extension Definition Linkbase					X
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

† Management contract or compensatory plan.

* Confidential treatment granted for certain portions of this exhibit.

‡ This certification accompanies this Annual Report on Form 10-K, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE INFORMATION

Exelixis, Inc.
210 East Grand Avenue
South San Francisco, CA 94080
650.837.7000 tel
650.837.8300 fax
http://www.exelixis.com

CORPORATE COUNSEL

Cooley LLP
San Francisco, CA

TRANSFER AGENT

Computershare Trust Company, N.A.
250 Royall St.
Canton, MA 02021
(866) 416-6111
www.Computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Palo Alto, CA

FORM 10-K

A copy of the Exelixis annual report on Form 10-K filed with the Securities and Exchange Commission is available free of charge from the company's Investor Relations Department by calling 650.837.7277.

STOCK INFORMATION

The common stock of the company has traded on the NASDAQ Global Select Market under the symbol "EXEL" since April 11, 2000. No dividends have been paid on the common stock since the company's inception.

COMMON STOCK

The following table sets forth, for the periods indicated, the high and low intraday sales prices for the company's common stock as reported by the NASDAQ Global Select Market:

QUARTER ENDED	HIGH	LOW
December 28, 2012	$5.39	$4.29
September 28, 2012	$6.95	$4.19
June 29, 2012	$5.59	$4.37
March 30, 2012	$6.57	$4.47

BOARD OF DIRECTORS

Stelios Papadopoulos, PhD
Chairman of the Board, Exelixis, Inc.

Charles Cohen, PhD
Chairman of the Compensation Committee, Exelixis, Inc., Managing Director, Advent Healthcare Ventures

Carl B. Feldbaum, Esq
President Emeritus, Biotechnology Industry Organization

Alan M. Garber, MD, PhD
Chairman of the Nominating and Corporate Governance Committee, Exelixis, Inc. Provost, Harvard University Mallinckrodt Professor of Healthcare Policy, Harvard Medical School Professor, Harvard Kennedy School of Government Professor, Department of Economics, Harvard University

Vincent T. Marchesi, MD, PhD,
Director, Boyer Center for Molecular Medicine and Professor of Pathology and Cell Biology, Yale University

Frank McCormick, PhD, FRS
Director, Helen Diller Family Comprehensive Cancer Center, E. Dixon Heise Distinguished Professor in Oncology, David A. Wood Distinguished Professor of Tumor Biology and Cancer Research, Associate Dean, School of Medicine, University of California, San Francisco

Michael M. Morrissey, PhD
President and Chief Executive Officer, Exelixis, Inc.

George Poste, DVM, PhD, FRS
Chairman of the Research & Development Committee, Exelixis, Inc., Chief Scientist, Complex Adaptive Systems Initiative, Regents' Professor and Del E. Webb Professor of Health Innovation, Arizona State University

George A. Scangos, PhD
President and Chief Executive Officer, Biogen Idec Inc.

Lance Willsey, MD
Member of the Visiting Committee of the Department of Genitourinary Oncology at the Dana Farber Cancer Institute at Harvard University School of Medicine and Oncology Consultant

Jack L. Wyszomierski
Chairman of the Audit Committee, Exelixis, Inc.

MANAGEMENT

Michael M. Morrissey, PhD
President and Chief Executive Officer

Frank L. Karbe
Executive Vice President and Chief Financial Officer

J. Scott Garland
Executive Vice President and Chief Commercial Officer

Peter Lamb, PhD
Executive Vice President, Discovery Research and Chief Scientific Officer

Gisela M. Schwab, MD
Executive Vice President and Chief Medical Officer

Pamela A. Simonton, JD, LLM
Executive Vice President and General Counsel



210 East Grand Avenue
South San Francisco, CA 94080
650.837.7000 tel
650.837.8300 fax
www.exelixis.com



210 East Grand Ave.
South San Francisco, CA 94080

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 22, 2013

To the Stockholders of Exelixis, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Exelixis, Inc., a Delaware corporation ("Exelixis"), will be held on Wednesday, May 22, 2013 at 8:00 a.m., local time, at Exelixis' offices located at 210 East Grand Avenue, South San Francisco, CA 94080 for the following purposes:

1. To elect the three Class II nominees for director named in the Proxy Statement accompanying this Notice to hold office until the 2016 Annual Meeting of Stockholders.
2. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending December 27, 2013.
3. To approve, on an advisory basis, the compensation of Exelixis' named executive officers, as disclosed in the Proxy Statement accompanying this Notice.
4. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is March 25, 2013. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

Important notice regarding the availability of proxy materials for the Annual Meeting of Stockholders to be held on May 22, 2013 at 8:00 a.m., local time, at Exelixis' offices located at 210 East Grand Avenue, South San Francisco, CA 94080.

The Proxy Statement and Annual Report to stockholders are available at *http://exel-annualstockholdermeeting.com*.

The Board of Directors recommends that you vote "FOR" Proposal Nos. 1-3 identified above.

By Order of the Board of Directors

James B. Bucher

JAMES B. BUCHER
Vice President, Corporate Legal Affairs
and Secretary

South San Francisco, California
April 10, 2013

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD, OR VOTE OVER THE TELEPHONE OR THE INTERNET AS INSTRUCTED IN THESE MATERIALS, AS PROMPTLY AS POSSIBLE TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR YOUR CONVENIENCE. EVEN IF YOU HAVE VOTED BY PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN A PROXY ISSUED IN YOUR NAME FROM THAT RECORD HOLDER. YOU MAY ALSO BE ABLE TO SUBMIT YOUR PROXY VIA THE INTERNET OR BY TELEPHONE. PLEASE REFER TO THE INFORMATION PROVIDED WITH YOUR PROXY CARD OR VOTING INSTRUCTION FORM FOR FURTHER INFORMATION.



210 East Grand Ave.
South San Francisco, CA 94080

PROXY STATEMENT
FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS
MAY 22, 2013

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why am I receiving these materials?

We have sent you this Proxy Statement and the enclosed proxy card because the Board of Directors (the "Board") of Exelixis, Inc. (sometimes referred to as "we," "us" or "Exelixis") is soliciting your proxy to vote at the 2013 Annual Meeting of Stockholders (the "Annual Meeting"), including at any adjournments or postponements of the meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy over the telephone or on the Internet.

We intend to mail this Proxy Statement and accompanying proxy card on or about April 17, 2013 to all stockholders of record entitled to vote at the Annual Meeting.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on March 25, 2013 will be entitled to vote at the Annual Meeting. On this record date, there were 183,789,132 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on March 25, 2013 your shares were registered directly in your name with our transfer agent, Computershare Shareowner Services LLC, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on March 25, 2013 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

- Election of the three Class II nominees for director named herein to hold office until the 2016 Annual Meeting of Stockholders;
- Ratification of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 27, 2013; and
- Advisory approval of the compensation of our named executive officers, as disclosed in this Proxy Statement.

How do I vote?

As a stockholder of Exelixis, you have a right to vote on certain business matters affecting the company. The proposals that will be presented at the Annual Meeting and upon which you are being asked to vote are discussed below in this Proxy Statement. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting, vote by proxy using the enclosed proxy card, vote by proxy over the telephone or vote by proxy on the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free 1-800-652-VOTE (8683) from the United States using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on May 21, 2013 to be counted.
- To vote on the Internet, go to *www.investorvote.com/EXEL* to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on May 21, 2013 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

Most beneficial owners whose stock is held in street name receive voting instruction forms from their banks, brokers or other agents, rather than the proxy card. You must follow these instructions for your bank, broker or other agent to vote your shares per your instructions. Alternatively, many brokers and banks provide the means to grant proxies to vote shares by telephone and via the Internet. If your shares are held in an account with a broker or bank providing such a service, you may grant a proxy to vote those shares by telephone or over the Internet as instructed by your broker or bank. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

We provide Internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 25, 2013.

What if I return a proxy card but do not make specific choices?

If you are a registered stockholder and you return a signed and dated proxy card without marking any voting selections, your shares will be voted on the proposals as follows:

- "For" the election of Mr. Feldbaum and Drs. Garber and Marchesi in Proposal 1;
- "For" the ratification of our selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 27, 2013 in Proposal 2; and
- "For" the advisory approval of the compensation of our named executive officers in Proposal 3.

If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will bear the entire cost of soliciting proxies, including the preparation, assembly, printing and mailing of this Proxy Statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of our common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by our directors, officers or other regular employees. No additional compensation will be paid to directors, officers or other regular employees for such services.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. You may revoke your proxy in the following ways:

Stockholder of Record: Shares Registered in Your Name

- Your proxy may be revoked by filing with the Secretary of Exelixis at our principal executive office, Exelixis, Inc., 210 East Grand Avenue, South San Francisco, California 94080, either (1) a written notice of revocation or (2) a duly executed proxy card bearing a later date.
- Your proxy may also be revoked by granting a subsequent proxy by telephone or on the Internet (your latest telephone or Internet proxy is the one that is counted).
- Your proxy may also be revoked by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke your proxy.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

- If your shares are held by your broker or bank as nominee or agent, you should follow the instructions provided by your broker or bank to revoke any prior voting instructions.

What happens if I do not vote?

Stockholder of Record; Shares Registered in Your Name

If you are a stockholder of record and do not vote by completing your proxy card, by telephone, over the internet or in person at the Annual Meeting, your shares will not be counted towards a quorum, and will have no effect on the vote count for Proposals 1, 2 and 3.

Beneficial Owner; Shares Registered in the Name of a Broker or Bank

If on March 25, 2013, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and only your broker will be able to vote your shares. A "broker non-vote" occurs when a broker or nominee holding shares for a beneficial owner does not vote on a particular "non-routine" proposal, including the election of directors, because the broker or nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions). Therefore, if you do not give your broker or nominee specific instructions, your shares will not be voted on with respect to such "non-routine" proposals. Proposal 2 constitutes a "routine" management proposal, and thus, if you do not give your broker or nominee specific instructions, your broker or nominee will nevertheless have the authority to vote your shares with respect to this proposal, but will not have the authority to vote your shares with respect to Proposals 1 and 3.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares entitled to vote are represented by votes at the meeting or by proxy. On the record date, there were 183,789,132 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions will be counted towards the number of shares considered to be present at the meeting for quorum purposes. Shares represented by "broker non-votes" will be counted in determining whether there is a quorum present.

If there is no quorum, either the chairman of the Annual Meeting or the holders of a majority of shares present at the Annual Meeting in person or represented by proxy may adjourn the Annual Meeting to another date.

How many votes are needed to approve each proposal and how are votes counted?

- ***Proposal 1—Election of Directors:*** Directors are elected by majority vote. Each of the three Class II nominees must receive "For" votes from the holders of a majority of shares cast with respect to such director (number of shares voted "For" a director must exceed the number of shares voted "Against" that director). Abstentions and broker non-votes, if any, are not counted for purposes of electing directors and will have no effect on the results of this vote.

  You may vote "For," "Against" or "Abstain" for each nominee for election as a director.

- ***Proposal 2—Ratification of Ernst & Young LLP:*** The affirmative vote of a majority of shares present in person or by proxy at the Annual Meeting and entitled to vote on the proposal is required to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 27, 2013. Abstentions will have the effect of votes against this proposal. Brokers generally have discretionary authority to vote on the ratification of our independent accounting firm; thus we do not expect any broker non-votes on this proposal. To the extent there are any broker non-votes, they will have no effect on the results of this vote.

You may vote "For," "Against" or "Abstain" on the proposal to ratify the appointment of Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending December 27, 2013.

- ***Proposal 3—Advisory Vote on Executive Compensation:*** The affirmative vote of a majority of shares present in person or by proxy at the Annual Meeting and entitled to vote on the proposal is required to approve the non-binding, advisory vote on executive compensation. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as votes against this proposal. Broker non-votes will have no effect and will not be counted towards the vote total. Since the vote is advisory, it is not binding on the Board or on us. Nevertheless, the views expressed by our stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Compensation Committee and Board intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements. Your vote will serve as an additional tool to guide the Compensation Committee and Board in continuing to improve the alignment of our executive compensation programs with business objectives and performance and with the interests of our stockholders.

  You may vote "For," "Against" or "Abstain" on the proposal to approve the compensation of our named executive officers.

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "For," "Against" and "Abstain" votes with respect to each proposal.

Do I have dissenters' rights?

We are organized as a corporation under Delaware law. Under the Delaware General Corporation Law, our stockholders are not entitled to dissenters' rights with respect to any of the proposals set forth in this Proxy Statement and we will not independently provide the stockholders with any such rights.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Annual Meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

Will other matters be voted on at the Annual Meeting?

We are not aware of any matters to be presented at the Annual Meeting other than those described in this Proxy Statement. If any other matters not described in the Proxy Statement are properly presented at the meeting, proxies will be voted in accordance with the best judgment of the proxyholders.

What proxy materials are available on the Internet?

This Proxy Statement and our 2012 annual report to stockholders are available at *http://exel-annualstockholdermeeting.com.*

What is the deadline for submitting stockholder proposals for the 2014 Annual Meeting?

To be considered for inclusion in the 2014 proxy materials, your proposal must be submitted in writing by December 18, 2013 to Exelixis' Secretary at Exelixis, Inc., 210 East Grand Avenue, South San Francisco, California 94080, and you must comply with all applicable requirements of Rule 14a-8 promulgated under the

Securities Exchange Act of 1934, as amended. However, if our 2014 Annual Meeting of Stockholders is not held between April 22, 2014 and June 21, 2014, then the deadline will be a reasonable time prior to the time that we begin to print and mail our proxy materials.

If you wish to submit a proposal or nominate a director at the 2014 Annual Meeting of Stockholders, but you are not requesting that your proposal or nomination be included in next year's proxy materials, you must submit your proposal in writing, in the manner set forth in our Bylaws, to Exelixis' Secretary at Exelixis, Inc., 210 East Grand Avenue, South San Francisco, California 94080, to be received no earlier than the close of business on February 21, 2014, and no later than the close of business on March 23, 2014. However, if our 2014 Annual Meeting of Stockholders is not held between April 22, 2014 and June 21, 2014, then you must notify Exelixis' Secretary, in writing, not earlier than the close of business on the 90th day prior to the date of the 2014 Annual Meeting of Stockholders and not later than the close of business on the later of (i) the 60th day prior to the date of the 2014 Annual Meeting of Stockholders or (ii) if we publicly announce the date of the 2014 Annual Meeting of Stockholders fewer than 70 days prior to the date of the 2014 Annual Meeting of Stockholders, the 10th day following the day that we first make such public announcement of the date of the 2014 Annual Meeting of Stockholders. We also advise you to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. The chairperson of the 2014 Annual Meeting of Stockholders may determine, if the facts warrant, that a matter has not been properly brought before the meeting and, therefore, may not be considered at the meeting. In addition, if you do not also comply with the requirements of Rule 14a-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended, our management will have discretionary authority to vote all shares for which it has proxies for any such stockholder proposal or director nomination, including in opposition to such stockholder proposal or director nomination.

Where can I obtain directions to the Annual Meeting?

You may contact Investor Relations at (650) 837-7000 to obtain directions to the Annual Meeting.

Proposal 1

Election of Class II Directors

Our Certificate of Incorporation and Bylaws provide that the Board is divided into three classes, with each class having a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including a vacancy created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is elected and qualified, or, if sooner, until such director's death, resignation or removal.

The Board presently has eleven members. There are three directors in Class II whose term of office expires at the Annual Meeting. Each of the nominees up for election to this class is currently a director of Exelixis who was previously elected by the stockholders. If elected at the Annual Meeting, each of these nominees would serve until the 2016 Annual Meeting and until his successor is elected and has qualified, or, if sooner, until the director's death, resignation or removal.

Directors are elected by a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting, except in the case of a contested election. A contested election occurs when the number of nominees up for election exceeds the number of directors to be elected, in which case directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote on the election of directors at any such meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of such substitute nominee as the Nominating and Corporate Governance Committee of the Board may propose. Each person nominated for election has agreed to serve if elected, and we have no reason to believe that any nominee will be unable to serve.

All director nominees set forth in this Proxy Statement have tendered an irrevocable resignation as a director conditioned upon (i) such director failing to receive a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting and (ii) acceptance by the Board of such resignation. If a director nominee who is serving as a director at the time of the election does not receive a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting, the Nominating and Corporate Governance Committee will act to determine whether to accept the director's conditional resignation and will submit such recommendation for prompt consideration by the Board. The Board will act on the Nominating and Corporate Governance Committee's recommendation within ninety days following certification of the stockholder vote. In making their decision, the Nominating and Corporate Governance Committee will evaluate the best interests of Exelixis and its stockholders and shall consider all factors and information deemed relevant. The director who tenders his conditional resignation shall not participate in the Nominating and Corporate Governance Committee's recommendation or Board action regarding whether to accept the conditional resignation of such director. If the Board shall determine not to accept the conditional resignation of a director, the Board shall promptly disclose its decision-making process and decision to reject the conditional resignation in a Form 8-K furnished to the Securities and Exchange Commission (the "SEC").

Set forth below is biographical information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting. Incorporated within each biography is a description of the specific experience, qualifications, attributes and skills of each director or director nominee that led our Board to conclude that the individual should serve as a director as of the date of this Proxy Statement.

Class II Nominees for Election for a Three-Year Term Expiring at the 2016 Annual Meeting

Carl B. Feldbaum, Esq., age 69, has been a director since February 2007. Mr. Feldbaum is currently a member of the board of directors of Actelion, Ltd, a biopharmaceutical company, and previously served as a member of the board of directors of Connetics Corporation from 2005 until its acquisition by Stiefel Laboratories, Inc. in 2006. In 2009, Mr. Feldbaum was elected as chairman of BIO Ventures for Global Health, a non-profit organization, where he has served as a member of the board of directors since its inception in 2004. Mr. Feldbaum is president emeritus of the Biotechnology Industry Organization (BIO), which represents more than 1,000 biotechnology companies, academic institutions and state biotechnology centers internationally. Mr. Feldbaum served as president of BIO from 1993 until his retirement in 2005. Prior to joining BIO, Mr. Feldbaum was chief of staff to Senator Arlen Specter of Pennsylvania. He also was president and founder of Palomar Corporation, a national security "think tank" in Washington, D.C. Before founding Palomar Corporation, Mr. Feldbaum was Assistant to the Secretary of Energy and served as the Inspector General for defense intelligence in the U.S. Department of Defense. Mr. Feldbaum received an A.B. in Biology from Princeton University and his J.D. from the University of Pennsylvania Law School. Our Board has concluded that Mr. Feldbaum should continue to serve as a director of Exelixis as of the date of this Proxy Statement due particularly to his training as an attorney, his knowledge and experience with respect to the biotechnology, pharmaceutical and healthcare industries, his broad leadership experience resulting from service on various boards and as an executive officer and his knowledge and experience with policymaking, regulatory issues and other governmental matters.

Alan M. Garber, M.D., Ph.D., age 57, has been a director since January 2005. He became Provost of Harvard University, Mallinckrodt Professor of Health Care Policy at Harvard Medical School, and a Professor in the Harvard Kennedy School of Government and in the Department of Economics at Harvard in September 2011. Before moving to Harvard, from 1998 until August 2011, he was the Henry J. Kaiser Jr. Professor, a Professor of Medicine, and a Professor (by courtesy) of Economics, Health Research and Policy, and of Economics in the Graduate School of Business at Stanford University. Dr. Garber also served as the Director of the Center for Primary Care and Outcomes Research and the Center for Health Policy at Stanford. During his tenure at Stanford University, Dr. Garber also served as a Senior Fellow at the Freeman Spogli Institute for International Studies and as a staff physician at the VA Palo Alto Health Care System. Dr. Garber is a member of the Institute of Medicine of the National Academy of Sciences, the American Society of Clinical Investigation, the Association of American Physicians and the Board on Science, Technology, and Economic Policy at the National Academies. He is a Fellow of the American College of Physicians and the Royal College of Physicians. Dr. Garber is also a Research Associate with the National Bureau of Economic Research and served as founding Director of its Health Care Program for nineteen years. He has also served as a member of the National Advisory Council on Aging at the National Institutes of Health, as a member of the Board of Health Advisers of the Congressional Budget Office and as Chair of the Medicare Evidence Development and Coverage Advisory Committee at the Centers for Medicare and Medicaid Services. Dr. Garber is on the editorial board of acclaimed scientific journals and has received numerous awards and honors. Dr. Garber holds an A.B. summa cum laude, an A.M. and a Ph.D., all in Economics, from Harvard University, and an M.D. with research honors from Stanford University. Our Board has concluded that Dr. Garber should continue to serve as a director of Exelixis as of the date of this Proxy Statement due particularly to his training as a physician and economist, his knowledge and experience with respect to the life sciences, healthcare and pharmaceutical industries, and his knowledge and experience with policymaking, regulatory issues and other governmental matters.

Vincent T. Marchesi, M.D., Ph.D., age 77, has been a director since May 2001. Since 1973, Dr. Marchesi has been a Professor of Pathology and Cell Biology at Yale University and, since 1991, the Director of the Boyer Center for Molecular Medicine at Yale University. In 1982, Dr. Marchesi co-founded Molecular Diagnostics, Inc., a diagnostic development company. Dr. Marchesi was formerly Chair of Pathology at the Yale-New Haven Hospital. Dr. Marchesi holds an M.D. from Yale University and a Ph.D. from Oxford University, and is a member of the National Academy of Sciences and the Institute of Medicine. Our Board has concluded that Dr. Marchesi should continue to serve as director of Exelixis as of the date of this Proxy Statement due particularly to his training as a physician and scientist and his research and experience in the fields of healthcare and life sciences, with a particular focus on biotechnology.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NAMED NOMINEE.

Class III Directors Continuing in Office Until the 2014 Annual Meeting

Frank McCormick, Ph.D., FRS, age 62, has been a director since July 2003. Since 1998, Dr. McCormick has been Director of the University of California, San Francisco (UCSF) Helen Diller Family Comprehensive Cancer Center and he is currently the Associate Dean, School of Medicine, UCSF. Dr. McCormick is the David A. Wood Professor of Tumor Biology and Cancer Research in the Department of Microbiology and Immunology at UCSF as well as the E. Dixon Heise Distinguished Professor in Oncology. From April 2012 to April 2013, Dr. McCormick served as president of the American Association for Cancer Research, a scientific organization whose mission is to prevent and cure cancer through research, education, communication, and collaboration. From 1992 to 1998, Dr. McCormick was the founder and Chief Scientific Officer at Onyx Pharmaceuticals, Inc., a biotechnology company. From 1991 to 1992, he served as Vice President of Therapeutic Research at Chiron Corporation, a pharmaceutical company, and from 1981 to 1990, he served as Vice President of Discovery Research with Cetus Corporation, a biotechnology company. Dr. McCormick is on the editorial board of some of the most prestigious international cancer publications and serves as a board member or advisor to multiple cancer research organizations. Dr. McCormick was a Post-Doctoral Fellow with Dr. Allen Smith at the Imperial Cancer Research Fund in London, England, and with Professor Seymour S. Cohen at the State University of New York at Stony Brook. Dr. McCormick holds a B.S. in Biochemistry from the University of Birmingham, England and a Ph.D. in Biochemistry from the University of Cambridge, England. Our Board has concluded that Dr. McCormick should continue to serve as a director of Exelixis as of the date of this Proxy Statement due particularly to his training as a scientist, his knowledge and experience with respect to the biotechnology, healthcare and pharmaceutical industries, his extensive research and experience in the field of cancer and his knowledge and experience with policymaking and regulatory issues.

Michael M. Morrissey, Ph.D., age 52, has served as a director and as Exelixis' President and Chief Executive Officer since July 2010. Dr. Morrissey has held positions of increasing responsibility at Exelixis since he joined the company in February 2000, including serving as President of Research and Development from January 2007 until July 2010. From 1991 to 2000, Dr. Morrissey held several positions at Berlex Biosciences, last holding the position of Vice President, Discovery Research. He is the author of numerous scientific publications in medicinal chemistry and drug discovery and an inventor on 70 issued U.S. patents and 25 additional published U.S. patent applications. Dr. Morrissey holds a B.S. (Honors) in Chemistry from the University of Wisconsin and a Ph.D. in Chemistry from Harvard University. Our Board has concluded that Dr. Morrissey should continue to serve as a director of Exelixis as of the date of this Proxy Statement due particularly to his leadership role as the President and Chief Executive Officer of Exelixis. Beyond his role as Exelixis' principal executive officer, the Board also considered Dr. Morrissey's extensive qualifications, including his training as a scientist, his significant knowledge and experience with respect to the biotechnology, healthcare and pharmaceutical industries, and comprehensive leadership background resulting from service as an executive in the biotechnology industry and his ability to bring historic knowledge and continuity to the Board.

Stelios Papadopoulos, Ph.D., age 64, a co-founder of Exelixis, has been a director since December 1994 and the Chairman of the Board since January 1998. Dr. Papadopoulos retired as Vice Chairman of Cowen & Co., LLC in August 2006 after six years as an investment banker with the firm, where he focused on the biotechnology and pharmaceutical sectors. Prior to joining Cowen & Co., he spent 13 years as an investment banker at PaineWebber, Incorporated, where he was most recently Chairman of PaineWebber Development Corp., a PaineWebber subsidiary focusing on biotechnology. He joined PaineWebber in April 1987 from Drexel Burnham Lambert, where he was a Vice President in the Equity Research Department covering the biotechnology industry. Prior to Drexel, he was a biotechnology analyst at Donaldson, Lufkin & Jenrette. Before coming to Wall Street in 1985, Dr. Papadopoulos was on the faculty of the Department of Cell Biology at New York University Medical Center. He continues his affiliation with New York University Medical Center as an

Adjunct Associate Professor of Cell Biology. Dr. Papadopoulos is a co-founder of Anadys Pharmaceuticals, Inc., a publicly-held drug discovery and development company acquired by Hoffmann-La Roche Inc. in November 2011. Dr. Papadopoulos served as a member of the board of directors of Anadys Pharmaceuticals from 2000 to 2011 and as its chairman in 2011, prior to its acquisition. Dr. Papadopoulos has also served as a member of the board of directors of three publicly-held companies, BG Medicine, Inc., a diagnostics company focused on the development and commercialization of cardiovascular diagnostic tests, since 2003, Biogen Idec Inc., a biopharmaceutical company focused on the treatment of serious diseases, since 2008, and Regulus Therapeutics Inc., a biopharmaceutical company focused on the development of medicines targeting microRNAs, since 2009. Dr. Papadopoulos previously served as a member of the board of directors of GenVec, Inc., a publicly-held biotechnology company from August 2003 until October 2006 and as a member of the board of directors of SGX Pharmaceuticals, Inc. from July 2001 to September 2006 prior to its acquisition by Eli Lilly and Company. Dr. Papadopoulos is a member of the board of directors of a privately-held biotechnology company, Joule Unlimited, Inc. Dr. Papadopoulos was also co-founder and member of the board of directors of Cellzome Inc., a privately-held drug discovery company acquired by GlaxoSmithKline in May 2012. In the not-for-profit sector, Dr. Papadopoulos is a co-founder and Chairman of Fondation Santé and a member of the board of visitors of Duke University Medical Center. Dr. Papadopoulos holds a Ph.D. in Biophysics and an M.B.A. in Finance, both from New York University. Our Board has concluded that Dr. Papadopoulos should continue to serve as a director of Exelixis as of the date of this Proxy Statement due particularly to his training as a scientist, his knowledge and experience with respect to the biotechnology, healthcare and pharmaceutical industries, his broad leadership experience resulting from extensive service on various boards, his knowledge and experience with respect to finance matters and his ability to bring historic knowledge and continuity to the Board.

George A. Scangos, Ph.D., age 64, has been a director since October 1996. Since July 2010, Dr. Scangos has served as Chief Executive Officer and as a member of the board of directors of Biogen Idec Inc. From October 1996 to July 2010, Dr. Scangos served as our President and Chief Executive Officer. From September 1993 to October 1996, Dr. Scangos served as President of Biotechnology at Bayer Corporation, a pharmaceutical company, and was responsible for research, business and process development, manufacturing, engineering and quality assurance. Dr. Scangos has served as a member of the board of directors of various publicly-held companies, including Anadys Pharmaceuticals, Inc. from 2003 to 2010 and Entelos, Inc. from 1997 to 2010. Dr. Scangos also served as a member of the board of directors of our former subsidiary, TaconicArtemis GmbH (previously known as Artemis Pharmaceuticals GmbH) until 2010. Dr. Scangos previously served as the Chair of the California Healthcare Institute (CHI), as a member of the Board of the Global Alliance for TB Drug Development and as a member of the board of directors of BayBio. Dr. Scangos currently serves as a director of Fondation Santé. Dr. Scangos is also a member of the Board of Advisors of the University of California, San Francisco School of Pharmacy and the National Board of Advisors of the University of California, Davis School of Medicine. Dr. Scangos was a Jane Coffin Childs Post-Doctoral Fellow at Yale University and a faculty member at Johns Hopkins University. Dr. Scangos currently holds an appointment as Adjunct Professor of Biology at Johns Hopkins University. Dr. Scangos holds a B.A. in Biology from Cornell University and a Ph.D. in Microbiology from the University of Massachusetts. Our Board has concluded that Dr. Scangos should continue to serve as a director of Exelixis as of the date of this Proxy Statement due particularly to his prior leadership role as our President and Chief Executive Officer. Beyond his prior role as our principal executive officer, the Board also considered Dr. Scangos' extensive qualifications, including his training as a scientist, his significant knowledge and experience with respect to the biotechnology, healthcare and pharmaceutical industries, his comprehensive leadership background resulting from service on various boards and as an executive in the biotechnology industry and his ability to bring historic knowledge and continuity to the Board.

Lance Willsey, M.D., age 51, has been a director since April 1997. Dr. Willsey was a founding partner of DCF Capital, a hedge fund focused on investing in the life sciences, from July 1998 to March 2002, and currently is a consultant to institutional investors in the field of oncology. Since 2000, Dr. Willsey has served on the Visiting Committee of the Department of Genitourinary Oncology at the Dana Farber Cancer Institute at Harvard University School of Medicine. From July 1997 to July 1998, Dr. Willsey served on the Staff Department of Urologic Oncology at the Dana Farber Cancer Institute. From July 1996 to July 1997, Dr. Willsey served on the

Staff Department of Urology at Massachusetts General Hospital at Harvard University School of Medicine, where he was a urology resident from July 1992 to July 1996. From 2000 to 2010, Dr. Willsey served a member of the board of directors of Exact Sciences Corporation, a publicly-held biotechnology company. Dr. Willsey holds a B.S. in Physiology from Michigan State University and an M.S. in Biology and an M.D., both from Wayne State University. Our Board has concluded that Dr. Willsey should continue to serve as a director of Exelixis as of the date of this Proxy Statement due particularly to his skill as a physician, his knowledge and experience with respect to the life sciences and healthcare industries and his knowledge and experience with respect to finance matters.

Class I Directors Continuing in Office Until the 2015 Annual Meeting

Charles Cohen, Ph.D., age 62, has been a director since November 1995. Since May 2007, Dr. Cohen has been a managing director of Advent Healthcare Ventures, a venture capital firm. From 2003 to 2007, Dr. Cohen was Vice President of Advent International, a global private equity firm. From 2000 to 2002, Dr. Cohen was the Chief Executive Officer of Cellzome AG, a post-genomics biotechnology company. Prior to that time, Dr. Cohen co-founded Creative BioMolecules, Inc., a biotechnology company, in 1982 and was one of its directors and its Chief Executive Officer from 1985 to 1995. Dr. Cohen has served as a member of the board of directors of the following publicly-held biopharmaceutical companies: Anadys Pharmaceuticals, Inc., from 2000 to 2005, and Anesiva, Inc., from 2005 to 2007. Dr. Cohen serves on the board of directors and as a Chief Executive Officer of several Advent Healthcare Ventures privately-held portfolio companies. Dr. Cohen also served as the Chairman of the Supervisory Board of Cellzome AG, prior to its acquisition by GlaxoSmithKline in May 2012, and as the Chief Executive Officer of several other companies. Dr. Cohen received his Ph.D. from New York University School of Medicine. Our Board has concluded that Dr. Cohen should continue to serve as a director of Exelixis as of the date of this Proxy Statement due to particularly to his training as a scientist, his knowledge and experience with respect to the biotechnology, pharmaceutical and healthcare industries, his broad leadership experience resulting from service on various boards and as a chief executive officer and his knowledge and experience with respect to finance matters.

George Poste, D.V.M., Ph.D., FRS, age 68, has been a director since August 2004. Since February 2009, Dr. Poste has been the Chief Scientist at Complex Adaptive Systems Initiative and Regents' Professor and Del E. Webb Professor of Health Innovation at Arizona State University. From May 2003 to February 2009, Dr. Poste served as the director of the Biodesign Institute at Arizona State University. Dr. Poste has served as the Chief Executive Officer of Health Technology Networks, a consulting company that specializes in the application of genomic technologies and computing in healthcare, since 2000. From 1992 to 1999, he was the Chief Science and Technology Officer and President, R&D of SmithKline Beecham Corporation, a pharmaceutical company. Dr. Poste served on the Defense Science Board of the U.S. Department of Defense from 2001 to 2010 and is a member of other organizations dedicated to advance the defense against bioweapons and biowarfare. Since February 2003, Dr. Poste has served as a member of the board of directors of Monsanto Company, a publicly-held provider of agricultural products and solutions. From April 2000 until August 2009, Dr. Poste served as the Non-Executive Chairman of Orchid Cellmark, Inc., a publicly-held DNA forensics company. Dr. Poste currently serves as a Board Member of Caris Life Sciences, a privately held medical diagnostics company. Dr. Poste is a Fellow of the Royal Society, the UK Academy of Medical Sciences, Hoover Institution, Stanford University, and various other prestigious organizations and has been awarded honorary doctorates from several universities. Dr. Poste holds a D.V.M. in veterinary medicine and a Ph.D. in Virology from the University of Bristol, England. Our Board has concluded that Dr. Poste should continue to serve as a director of Exelixis as of the date of this Proxy Statement due to particularly to his training as a scientist, his knowledge and experience with respect to the life sciences, healthcare and pharmaceutical industries, his broad leadership experience resulting from service on various boards, and his knowledge and experience with policymaking, regulatory issues and other governmental matters.

Jack L. Wyszomierski, age 57, has been a director since February 2004. From June 2004 to June 2009, Mr. Wyszomierski served as the Executive Vice President and Chief Financial Officer of VWR International, LLC, a supplier of laboratory supplies, equipment and supply chain solutions to the global research laboratory industry. From 1982 to 2003, Mr. Wyszomierski held positions of increasing responsibility within the finance group at Schering-Plough Corporation, a health care company, culminating with his appointment as Executive Vice President and Chief Financial Officer in 1996. Prior to joining Schering-Plough, he was responsible for capitalization planning at Joy Manufacturing Company, a producer of mining equipment, and was a management consultant at Data Resources, Inc. Mr. Wyszomierski has served as a member of the board of directors of XOMA Ltd., a publicly-held company that discovers, develops and manufactures novel antibody therapeutics, since August 2010, as a member of the board of directors of Athersys, Inc., a publicly-held company engaged in the discovery and development of therapeutic product candidates, since June 2010 and as a member of the board of directors of Unigene Laboratories, Inc., a publicly-held biopharmaceutical company, since April 2012. Mr. Wyszomierski previously served as a member of the board of directors of AssuraMed Holding, Inc., a privately-held distributor of home healthcare products, from January 2011 until its acquisition by Cardinal Health Inc. in March 2013. Mr. Wyszomierski holds a M.S. in Industrial Administration and a B.S. in Administration, Management Science and Economics from Carnegie Mellon University. Our Board has concluded that Mr. Wyszomierski should continue to serve as director of Exelixis as of the date of this Proxy Statement particularly due to his extensive financial reporting, accounting and finance experience, as well as his experience in the healthcare and life sciences industries. These qualities have also formed the basis for the Board's decision to appoint Mr. Wyszomierski as a member and chairman of the Audit Committee.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Corporate Governance

Corporate Governance Guidelines

We have adopted written corporate governance guidelines, which may be viewed at *www.exelixis.com* under the caption "Investors & Media—Corporate Governance." These guidelines include guidelines for determining director independence and qualifications for directors. Our Board regularly reviews, and modifies from time to time, the corporate governance guidelines, Board committee charters and Board practices. Please note that information found on, or accessible through, our website is not a part of, and is not incorporated into, this Proxy Statement.

Code of Conduct and Ethics

We have adopted a Code of Conduct and Ethics that applies to all directors, officers and employees, including the principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct and Ethics is posted on our website at *www.exelixis.com* under the caption "Investors & Media—Corporate Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Conduct and Ethics by posting such information on our website, at the address and location specified above and, to the extent required by the listing standards of the NASDAQ Stock Market, by filing a Current Report on Form 8-K with the SEC, disclosing such information.

Director Independence

We have adopted standards for director independence pursuant to NASDAQ listing standards, which require that a majority of the members of a listed company's board of directors qualify as "independent," as affirmatively determined by the board of directors. An "independent director" means a person other than an officer or employee of Exelixis or one of our subsidiaries, or another individual having a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Exelixis, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that Drs. Cohen, Garber, Marchesi, McCormick, Papadopoulos, Poste and Willsey and Messrs. Wyszomierski and Feldbaum, who are nine of the eleven members of the Board, represent a majority of the Board and are independent. Dr. Morrissey, our President and Chief Executive Officer, is not independent by virtue of his employment with Exelixis. Dr. Scangos, who served as our President and Chief Executive Officer from October 1996 to July 2010, is not an independent director by virtue of his former employment with Exelixis. In addition, the Board has also determined that: (i) all directors who serve on the Audit, Compensation and Nominating and Corporate Governance Committees are independent under applicable NASDAQ listing standards; and (ii) all members of the Audit Committee meet the independence requirements under the Securities Exchange Act of 1934, as amended.

Board Leadership Structure

The Board does not have a formal policy on whether the role of chairman and chief executive officer should be separate or combined. Our corporate governance guidelines provide that the Board will select its chairman and the chief executive officer in the manner it considers to be in the best interests of our company and those of our stockholders. Currently, we have an independent chairman of the board separate from the chief executive officer. The Board believes this bifurcated structure provides for sufficient independent oversight of management and strong Board leadership, while allowing for the effective management of company affairs. The Board believes that if the positions of chairman and chief executive officer are combined, the appointment of a lead independent director would be necessary for effective governance. Accordingly, our corporate governance guidelines provide that if the roles are combined, the independent directors of the Board must appoint a lead independent director. Our corporate governance guidelines further provide that the lead independent director would: (i) preside at all meetings of the Board at which the chairman is not present, including executive sessions of the independent directors; (ii) have the authority to call meetings of the independent directors; (iii) serve as the principal liaison on Board-wide issues between the independent directors and the chairman; and (iv) have such other authority and duties as the Board may from time to time determine. The Board believes that this flexible approach provides it with the ability to establish a leadership structure, based upon its judgment, that is in the best interests of our company and those of our stockholders at any given time.

Role of the Board in Risk Oversight

Management is responsible for identifying the various risks facing our company, including, without limitation, strategic, operational, financial and regulatory risks that may exist from time to time. Management is also charged with the responsibility of implementing appropriate risk management policies and procedures and managing our risk exposure on a day-to-day basis. While we do not have a formal risk oversight policy, the Board, as a whole and through its various committees, conducts the risk oversight function for our company. In its risk oversight role, the Board evaluates whether management has reasonable controls in place to address material risks currently facing our company and those we may face in the future. The Board and its committees meet at regularly scheduled and special meetings throughout the year at which they are presented with information regarding risks facing the company. The Board also is presented with such information during monthly teleconferences among our Board and senior management established to provide the members of our Board with more frequent business updates. Following consideration of the information provided by management, the Board provides feedback, makes recommendations and, as needed, issues directives to management to address our risk exposure.

Prohibitions on Derivative, Hedging, Monetization and Other Transactions

We maintain an insider trading policy applicable to all employees, including our directors and executive officers, which prohibits certain transactions in our stock, including short sales, puts, calls or other transactions involving derivative securities, hedging or monetization transactions, purchases of Exelixis securities on margin or borrowing against an account in which Exelixis securities are held, or pledging Exelixis stock as collateral for a loan.

Stockholder Communications with the Board

Security holders may send communications to the Board by mail at 210 East Grand Avenue, South San Francisco, California 94080, by facsimile at (650) 837-7951 or by e-mail at info@exelixis.com, each of the foregoing sent "Attn: Board of Directors."

Board Committees and Meetings

During the fiscal year ended December 28, 2012, the Board held eight meetings. As required under applicable NASDAQ listing standards, during the fiscal year ended December 28, 2012, our independent directors met five times in executive sessions, four of which were regularly scheduled executive sessions.

During the fiscal year ended December 28, 2012, all of our directors attended at least 75% of the total meetings of the Board and of the committees on which they served during the period for which they were a director or committee member, respectively, except Dr. McCormick. Dr. McCormick's absences were primarily due to scheduling conflicts with certain meetings of the American Association for Cancer Research, a scientific organization whose mission is to prevent and cure cancer through research, education, communication, and collaboration, of which Dr. McCormick served as president for a one-year term from April 2012 to April 2013. From 2006 through 2011, Dr. McCormick attended at least 75% of the total meetings of the Board and of the committees on which he served, and regularly participates in the monthly teleconferences among our Board and senior management established to provide the members of our Board with more frequent business updates.

In 2012, the Board had four standing committees: an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Research and Development Committee.

Audit Committee

The Audit Committee of the Board oversees our corporate accounting and financial reporting process, ensures the integrity of our financial statements and has been designated as the Qualified Legal Compliance Committee within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations. The Audit Committee performs several functions, such as evaluating the performance of, and assessing the qualifications of, the independent registered public accounting firm; determining whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviewing and approving the engagement of the independent registered public accounting firm to perform any proposed permissible services and appropriate compensation thereof; reviewing, providing oversight of and approving related party transactions; establishing procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by Exelixis regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviewing the financial statements to be included in our Annual Report on Form 10-K; discussing with management and the independent registered public accounting firm the results of the annual audit and the results of our quarterly financial statement reviews; and resolving any disagreements between the independent registered public accounting firm and management. The Audit Committee also has the specific responsibilities and authority necessary to comply with the listing standards of the NASDAQ Stock Market applicable to audit committees.

During 2012, the Audit Committee was comprised of three independent directors, Drs. Cohen and Papadopoulos and Mr. Wyszomierski (chairman). Effective February 1, 2012, Dr. Papadopoulos, also an independent director, replaced Dr. Willsey as a member of the Audit Committee. The Board has determined that Mr. Wyszomierski is an "audit committee financial expert" as defined in applicable SEC rules. The Audit Committee met seven times during the fiscal year ended December 28, 2012. The Audit Committee's report is set forth in "Report of the Audit Committee" below. The Audit Committee has a written charter, which is available on our website at *www.exelixis.com* under the caption "Investors & Media—Corporate Governance."

Compensation Committee

The purpose of the Compensation Committee is to: oversee our compensation policies, plans and programs; review and determine the compensation to be paid to officers; work with management to address any conflict of interest with any compensation adviser engagement by management or the Compensation Committee; review with management our Compensation Discussion and Analysis and to consider whether to recommend that it be included in our proxy statements and other filings; and prepare and review the Compensation Committee's report included in our annual proxy statement or Annual Report on Form 10-K, as applicable, in accordance with applicable rules and regulations of the SEC. The Compensation Committee reviews and recommends to the Board the compensation and benefits of all officers, establishes and reviews general policies relating to compensation and benefits of employees, including executive officers, and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee also administers the issuance of stock options and other awards under our stock plans.

During 2012, the Compensation Committee comprised three independent directors, Drs. Cohen (chairman), Marchesi and Willsey. The Compensation Committee met nine times during the fiscal year ended December 28, 2012. The Compensation Committee's report is set forth in "Compensation Committee Report" below. Information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in "—Compensation Discussion and Analysis" below. For information regarding our processes and procedures for the consideration and determination of director compensation, please see "—Compensation of Directors" below. The Compensation Committee has a written charter, which is available on our website at *www.exelixis.com* under the caption "Investors & Media —Corporate Governance."

The Compensation Committee retained Frederick W. Cook & Co., Inc., a national compensation consulting firm, as its external compensation consultant to assist the Compensation Committee in its duties related to executive compensation. For more detailed information regarding the services provided by Frederick W. Cook & Co., Inc., please see "—Compensation Discussion and Analysis" below. Frederick W. Cook & Co., Inc. did not perform any work for us other than the executive compensation consulting services provided to the Compensation Committee and reported directly to the Compensation Committee through its chairperson. Frederick W. Cook & Co., Inc. also provided a certification to the Compensation Committee regarding its independence and provision of services. In March 2013, the Compensation Committee assessed the independence of Frederick W. Cook & Co., Inc. pursuant to SEC rules and concluded that no conflict of interest exists that would prevent Frederick W. Cook & Co., Inc. from serving as an independent consultant to the Compensation Committee.

Management retained Radford, a compensation consulting firm serving technology and life sciences companies, as its external compensation consultant to assist with executive and non-employee director compensation. For more detailed information regarding the services provided by Radford, please see "—Compensation of Directors" and "—Compensation Discussion and Analysis" below. Radford is an Aon Hewitt Company and an affiliate of Aon plc which has provided insurance brokerage services to Exelixis since 2012. Aggregate fees paid to Aon plc for 2012 did not exceed $120,000. Radford provided a certification to the Compensation Committee regarding its independence and provision of services. In March 2013, the Compensation Committee assessed the independence of Radford pursuant to SEC rules and concluded that no conflict of interest exists that would prevent Radford from serving as an independent consultant to management.

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee is to: oversee all aspects of our corporate governance functions on behalf of the Board; make recommendations to the Board regarding corporate governance issues; identify, review and evaluate candidates to serve as directors; serve as a focal point for communication between such candidates, non-committee directors and management; recommend such candidates to the Board and make such other recommendations to the Board regarding affairs relating to the directors, including director compensation; and develop a set of corporate governance principles for Exelixis. Effective September 2012, in light of emerging compliance requirements in connection with the continued development and commercialization of COMETRIQ™ (cabozantinib), the Nominating and Corporate Governance Committee also oversees our healthcare compliance programs created to prevent fraud and abuse in federal healthcare programs and non-compliance with applicable healthcare laws. During 2012, the Nominating and Corporate Governance Committee was comprised of three independent directors, Drs. Garber (chairman) and Poste and Mr. Feldbaum. The Nominating and Corporate Governance Committee met two times during the fiscal year ended December 28, 2012. The Nominating and Corporate Governance Committee has a written charter, which is available on our website at *www.exelixis.com* under the caption "Investors & Media—Corporate Governance."

Because we are a biotechnology company with rapidly evolving and expanding clinical programs, the Board does not believe that it is appropriate to adopt, and the Nominating and Corporate Governance Committee has not adopted, a formal policy with respect to a fixed set of minimum qualifications for its candidates for membership on the Board. Instead, in considering candidates for directorship, the Nominating and Corporate Governance Committee will generally consider all relevant factors, including the candidate's applicable expertise and demonstrated excellence in his or her field, the usefulness of such expertise to us, the availability of the candidate to devote sufficient time and attention to the affairs of Exelixis, the existence of any relationship that would interfere with the exercise of the candidate's independent judgment, and the candidate's demonstrated character and judgment. In the review process, the Nominating and Corporate Governance Committee evaluates prospective candidates for directorship in the context of the existing membership of the Board (including the qualities and skills of the existing directors), our operating requirements and the long-term interests of our stockholders. The Board does not have a formal policy with regard to the consideration of diversity in identifying director nominees, but the Nominating and Corporate Governance Committee believes that the factors considered above enable it to identify director candidates that possess a wide range of backgrounds, industry knowledge, skills and experiences.

The Nominating and Corporate Governance Committee generally will consider and assess all candidates recommended by our directors, officers and stockholders. In previous years, we engaged an executive search firm to assist the committee in identifying and recruiting potential candidates for membership on the Board. The Nominating and Corporate Governance Committee intends to consider stockholder recommendations for directors using the same criteria as potential nominees recommended by the members of the Nominating and Corporate Governance Committee or others. The Nominating and Corporate Governance Committee has not received any recommended nominations from any of our stockholders in connection with the 2013 Annual Meeting. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate. If, after its review, the Nominating and Corporate Governance Committee supports a candidate, it would recommend the candidate for consideration by the full Board.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee within the timeframe specified in our Bylaws that is applicable to matters to be brought before an Annual Meeting of Stockholders as set forth under "Questions and Answers About These Proxy Materials and Voting" above. Such communications should be sent to the following address: Exelixis, Inc., 210 East Grand Ave., South San Francisco, California 94080, Attn: Nominating and Corporate Governance Committee of the Board. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director, if elected.

Research and Development Committee

The Research and Development Committee, which was established effective January 1, 2006, is responsible for advising Exelixis and the Board on matters of scientific importance as the Board, in consultation with management, may designate from time to time. During 2012, the Research and Development Committee was comprised of four members, Drs. McCormick, Marchesi, Poste (chairman) and Willsey. The Research and Development Committee met two times during the fiscal year ended December 28, 2012.

Annual Meeting; Attendance

The Board does not have a formal policy with respect to the attendance of its members at Annual Meetings of Stockholders. Dr. Morrissey was the only member of the Board in attendance at the 2012 Annual Meeting of Stockholders.

Compensation of Directors

Cash Compensation Arrangements

The table below provides information regarding the cash compensation arrangements for our non-employee directors for 2012 and 2013. Dr. Morrissey receives no compensation in his capacity as a member of the Board.

Service	Fee Type	Cash Compensation ($)
Board	Retainer Fee	20,000
	Additional Chair Retainer Fee	30,000
	Regular Meeting Fee	2,500
	Special Meeting Fee(1)	1,000
Audit Committee	Retainer Fee	6,000
	Additional Chair Retainer Fee	15,000
	Meeting Fee(2)	1,000
Compensation Committee	Retainer Fee	5,000
	Additional Chair Retainer Fee	10,000
	Meeting Fee(2)	1,000
Nominating & Corporate Governance Committee	Retainer Fee	5,000
	Additional Chair Retainer Fee	10,000
	Meeting Fee(2)	1,000
Research & Development Committee	Retainer Fee	10,000
	Additional Chair Retainer Fee	10,000
	Meeting Fee(2)	5,000

(1) Meeting at which minutes are generated.

(2) In-person meeting or teleconference at which minutes are generated.

Equity Compensation Arrangements

In January 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of common stock to directors who are not employees of Exelixis or of any of our affiliates. Such options are granted automatically, without further action by us, the Board or our stockholders. For 2012, under the terms of the Directors' Plan, non-employee directors were eligible to receive a one-time initial option to purchase 25,000 shares of common stock when they first join the Board and an annual option to purchase 15,000 shares of common stock on the day following each Annual Meeting of Stockholders. Effective February 5, 2013, under the terms of the Directors' Plan, all non-employee directors receive a one-time initial option to purchase 50,000 shares of common stock when they first join the Board. In addition, all non-employee directors receive an annual option to purchase 30,000 shares of common stock on the day following each Annual Meeting of Stockholders. Options granted under the Directors' Plan are not intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended (the "Code"). The exercise price of options granted under the Directors' Plan is equal to 100% of the fair market value of a share of common stock on the grant date. Under the terms of the Directors' Plan, the initial options to purchase 50,000 shares are immediately exercisable but will vest at the rate of 25% of the shares on the first anniversary of the grant date and monthly thereafter over the next three years. The annual grants are exercisable immediately but will vest monthly over a one-year period. As long as the optionholder continues to serve with us or with an affiliate of us, the option will continue to vest and be exercisable during its term. When the optionholder's service terminates, we will have the right to repurchase any unvested shares acquired upon exercise of the option at the original exercise price, without interest. Generally, stock options issued under the Directors' Plan prior to May 18, 2011 have a term of ten years. However, in connection with the adoption of the

Exelixis, Inc. 2011 Equity Incentive Plan (the "2011 Equity Plan"), stock options issued under the Directors' Plan after May 18, 2011 are subject to a term that does not exceed seven years. Stock options issued under the Directors' Plan prior to December 1, 2010 are generally set to terminate three months after a non-employee director's service terminates, with certain extensions of the termination date to avoid violation of registration requirements under the Securities Act of 1933, as amended, or the optionholder's death or disability. Effective December 1, 2010, all options granted under the Directors' Plan are generally set to terminate the earlier of three years after a non-employee director's service terminates or the remainder of the term of the option.

During fiscal 2012, we granted an option to purchase 15,000 shares of common stock to each of our non-employee directors, with the exception of Dr. Morrissey who was serving as an executive officer of Exelixis at the time of grant. The options were granted at an exercise price per share of $4.57, which equaled the fair market value of our common stock at the date of grant (based on the last reported sale price as quoted on the NASDAQ Global Select Market on the last trading day prior to the day of grant).

Reimbursement of Expenses

The members of the Board are also eligible for reimbursement of expenses incurred in connection with their attendance of Board meetings and their service on the Board in accordance with our policy. In 2012, total reimbursement for such expenses was approximately $108,324.

Processes and Procedures for Determining Director Compensation

Our Nominating and Corporate Governance Committee is responsible for recommending to the Board for approval the annual compensation for our non-employee directors. The Nominating and Corporate Committee acts on behalf of the Board in discharging the Board's responsibilities with respect to overseeing our compensation policies with respect to non-employee directors. For non-employee director compensation decisions, the Nominating and Corporate Governance Committee considered information provided by Radford, a compensation consultant retained by Exelixis to compile benchmark and industry compensation data. Dr. Morrissey, Laura Dillard, our Vice President, Human Resources, Pamela A. Simonton, our Executive President and General Counsel, and James B. Bucher, our Vice President, Corporate Legal Affairs and Secretary, participated in a discussion with the Nominating and Corporate Governance Committee regarding the 2013 compensation decisions for non-employee directors. However, none of these officers participated in the determination of non-employee director compensation. Except as described above, no other executive officers participated in the determination or recommendation of the amount or form of non-employee director compensation for 2013. The Nominating and Corporate Governance Committee does not delegate any of its functions to others in determining non-employee director compensation, and we do not currently engage any other consultants with respect to director compensation matters.

The Nominating and Corporate Governance Committee benchmarks cash compensation as well as compensation in the form of stock options for non-employee directors. The Nominating and Corporate Governance Committee uses peer group data primarily to ensure that our compensation program for non-employee directors as a whole is competitive. For a more detailed discussion of our peer list, please see "Compensation of Executive Officers—Compensation Discussion and Analysis."

After the Nominating and Corporate Governance Committee finalizes its recommendations regarding compensation for our non-employee directors, the Nominating and Corporate Governance Committee presents its recommendations to the full Board for consideration and approval.

Director Compensation Table

The following table shows compensation information for our non-employee directors for the fiscal year ended December 28, 2012. Only one option award was made to each non-employee director in 2012, the grant date fair value of which is reflected in the table.

Director Compensation for Fiscal 2012

Name	Fees Earned or Paid in Cash($)	Option Awards($)(1)	Total($)
Charles Cohen, Ph.D. (2)	71,000	40,205	111,205
Carl B. Feldbaum, Esq. (2)	41,000	40,205	81,205
Alan M. Garber, M.D., Ph.D. (2)	50,000	40,205	90,205
Vincent T. Marchesi, M.D., Ph.D. (2)	68,000	40,205	108,205
Frank McCormick, Ph.D. (2)	44,500	40,205	84,705
Stelios Papadopoulos, Ph.D. (2)	75,000	40,205	115,205
George Poste, D.V.M., Ph.D. (2)	71,000	40,205	111,205
George A. Scangos, Ph.D. (2)	33,000	40,205	73,205
Lance Willsey, M.D. (2)	70,500	40,205	110,705
Jack L. Wyszomierski (2)	62,000	40,205	102,205

(1) Amounts shown in this column reflect the aggregate grant date fair value for the option awards granted in fiscal 2012 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). The assumptions used to calculate the value of option awards are set forth in Note 10 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2012, filed with the SEC on February 21, 2013. There can be no assurance that the options will ever be exercised (in which case no value will actually be realized by the director) or that the value on exercise will be equal to the grant date fair value shown in this column.

(2) The aggregate number of shares subject to outstanding stock options held by each director listed in the table above as of December 28, 2012 was as follows: 116,250 shares for Dr. Cohen, 106,250 shares for Mr. Feldbaum, 126,250 shares for Dr. Garber, 116,250 shares for Dr. Marchesi, 136,250 shares for Dr. McCormick, 216,250 shares for Dr. Papadopoulos, 126,250 shares for Dr. Poste, 2,704,998 shares for Dr. Scangos, 116,250 shares for Dr. Willsey and 136,250 shares for Mr. Wyszomierski.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2012, the Compensation Committee was comprised of Drs. Cohen, Marchesi and Willsey. None of the members of the Compensation Committee during 2012 has at any time been an officer or employee of Exelixis, except that Dr. Cohen (1) served as our acting Chief Scientific Officer from December 1995 to April 1997 and (2) was named as an officer of one of our former subsidiaries from 2001 through March 2005 for which he did not receive any compensation. No interlocking relationship exists between the Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

COMPENSATION COMMITTEE REPORT[1]

The Compensation Committee of the Board of Directors of Exelixis, Inc., comprised of independent directors, has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement and, based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated into our Annual Report on Form 10-K for the year ended December 28, 2012.

Compensation Committee:

Charles Cohen, Chairman
Vincent T. Marchesi
Lance Willsey

(1) The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not deemed to be incorporated by reference in any filing of Exelixis under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

REPORT OF THE AUDIT COMMITTEE[1]

In connection with the audited consolidated financial statements for the fiscal year ended December 28, 2012 of Exelixis, Inc. ("Exelixis"), the Audit Committee of the Board of Directors of Exelixis has:

(1) reviewed and discussed the audited financial statements for the fiscal year ended December 28, 2012 with management of Exelixis;

(2) discussed with Ernst & Young LLP, Exelixis' independent registered public accounting firm ("Ernst & Young"), the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T; and

(3) received the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young that accounting firm's independence.

Based on the foregoing, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in Exelixis' Annual Report on Form 10-K for the fiscal year ended December 28, 2012.

Audit Committee:

Jack L. Wyszomierski, Chairman
Charles Cohen
Stelios Papadopoulos

---

(1) The material in this report is not "soliciting material," is not deemed "filed: with the Securities and Exchange Commission and is not deemed to be incorporated by reference in any filing of Exelixis under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending December 27, 2013. The Board, on behalf of the Audit Committee, has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited our financial statements for each of the twelve fiscal years in the period ended December 28, 2012. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as Exelixis' independent registered public accounting firm. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Exelixis and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as a vote against this proposal. Broker non-votes are counted towards a quorum, but will have no effect on the results of this vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

Principal Accountant Fees and Services

The aggregate fees billed by Ernst & Young LLP for the last two fiscal years for the services described below are as follows:

	Fiscal Year Ended	
	December 28, 2012	December 30, 2011
Audit Fees (1)	$915,458	$851,044
Audit-Related Fees (2)	—	34,200
Tax Fees (3)	—	—
All Other Fees (4)	6,000	2,580
Total Fees	$921,458	$887,824

(1) "Audit fees" consist of fees billed for professional services rendered for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings and other engagements such as comfort letters, consents, and review of documents filed with the SEC.

(2) "Audit-related fees" consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit fees." During fiscal 2012 and 2011, these services included consultations relating to various transactions of Exelixis.

(3) "Tax fees" include fees for tax compliance. No tax fees were billed during fiscal 2012 and 2011.

(4) "All other fees" consist of fees for products and services other than the services described above. During fiscal 2012, these fees consisted of professional services rendered pertaining to the filing of our registration statement on Form S-3 with the SEC in June 2012. During fiscal 2011, these fees related to an online subscription to an Ernst & Young, LLP database.

All fees described above were pre-approved by the Audit Committee. The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the independence of the independent registered public accounting firm.

Pre-Approval of Services

During 2012 and 2011, the Audit Committee of the Board pre-approved the audit and non-audit services to be performed by Exelixis' independent registered public accounting firm, Ernst & Young LLP. Non-audit services are defined as services other than those provided in connection with an audit or a review of our financial statements. The Audit Committee pre-approves all audit and non-audit services rendered by Ernst & Young LLP. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services, tax services and all other services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The Audit Committee or its chairman, whom the Audit Committee has designated as a one-person subcommittee with pre-approval authority, pre-approved all audit fees, audit-related fees, tax fees and other fees in 2012 and 2011. Any pre-approvals by the subcommittee must be and were presented to the Audit Committee at its next scheduled meeting.

Proposal 3

Advisory Vote on the Compensation of the Named Executive Officers

Our stockholders are entitled to vote to approve, on an advisory basis, the compensation, as disclosed in this Proxy Statement, of our Chief Executive Officer, Chief Financial Officer and the other executive officers appearing in the table entitled "Summary Compensation Table for Fiscal 2012" later in this Proxy Statement (collectively, the "Named Executive Officers"). This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement.

The compensation of our Named Executive Officers subject to the vote is disclosed in "Compensation Discussion and Analysis," and the compensation tables and the related narrative disclosure contained in this Proxy Statement. As discussed in the "Compensation Discussion and Analysis" section of this Proxy Statement, the primary objectives of our executive compensation program are to align compensation with business objectives and performance and with the interests of our stockholders and to enable us to attract, retain and reward executive officers for extraordinary performance. In support of these objectives, our fiscal 2012 executive compensation program continues to reflect our decision to focus our proprietary resources and development and commercialization efforts exclusively on COMETRIQ™ (cabozantinib), our wholly-owned inhibitor of multiple receptor tyrosine kinases.

The Board encourages our stockholders to read the disclosures set forth in the "Compensation Discussion and Analysis" section of this Proxy Statement to review the correlation between compensation and performance, as well as the compensation actions taken in 2012. The Board believes that our executive compensation program effectively aligns executive pay with our performance and results in the attraction and retention of highly talented executives.

Accordingly, the Board recommends that our stockholders cast a non-binding advisory vote "For" the following resolution:

"**RESOLVED,** that the compensation paid to the our Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Required Vote and Board of Directors Recommendation

Advisory approval of Proposal 3 requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote at the Annual Meeting. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as votes against this proposal. Broker non-votes will have no effect and will not be counted towards the vote total.

Our Board believes that approval of Proposal 3 is in our best interests and the best interests of our stockholders for the reasons stated above. Because the vote is advisory, it is not binding on the Board or on us. Nevertheless, the views expressed by our stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Compensation Committee and Board intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements. Your vote will serve as an additional tool to guide the Compensation Committee and Board in continuing to improve the alignment of our executive compensation programs with business objectives and performance and with the interests of our stockholders.

The Board of Directors Recommends a Vote in Favor of Proposal 3.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock as of March 1, 2013 (except as noted) by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of Exelixis as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Name of Beneficial Owner	Beneficially Owned(1)	
	Number of Shares of Common Stock	Percentage of Total
Executive Officers and Directors		
Michael M. Morrissey, Ph.D. (2)	1,557,610	*
Frank L. Karbe (3)	1,152,849	*
J. Scott Garland (4)	76,819	*
Gisela M. Schwab (5)	777,519	*
Pamela A. Simonton (6)	774,403	*
Charles Cohen, Ph.D. (7)	286,875	*
Carl B. Feldbaum, Esq. (8)	106,250	*
Alan M. Garber, M.D., Ph.D. (9)	126,250	*
Vincent T. Marchesi, M.D., Ph.D. (10)	141,250	*
Frank McCormick, Ph.D., FRS (11)	136,250	*
Stelios Papadopoulos, Ph.D. (12)	1,370,206	*
George Poste, D.V.M., Ph.D., FRS (13)	126,250	*
George A. Scangos, Ph.D. (14)	3,603,008	1.94%
Lance Willsey, M.D. (15)	439,950	*
Jack L. Wyszomierski (16)	136,250	*
All current directors, executive officers as a group (16 persons) (17)	11,494,157	5.99%
5% Stockholders		
Entities Associated with FMR LLC (18) 82 Devonshire Street Boston, Massachusetts 02109	29,172,058	15.69%
Wellington Management Company, LLP (19) 280 Congress Street Boston, MA 02210	25,086,482	13.65%
Capital Research Global Investors (20) 333 South Hope Street Los Angeles, CA 90071	18,750,900	10.20%
T. Rowe Price Associates, Inc. (21) 100 E. Pratt Street Baltimore, Maryland 21202	16,604,065	9.04%
Entities Associated with Deerfield Management Company (22) 780 Third Ave, 37th Floor New York, NY 10017	14,541,177	7.33%
BlackRock, Inc. (23) 40 East 52nd Street New York, New York 10022	12,728,345	6.93%

Name of Beneficial Owner	Beneficially Owned(1)	
	Number of Shares of Common Stock	Percentage of Total
Meditor Group Ltd. (24) 79 Front Street Hamilton, Bermuda	12,000,000	6.53%
The Vanguard Group (25) 100 Vanguard Blvd. Malvern, PA 19355	9,973,612	5.43%

* Less than one percent

(1) This table is based upon information supplied by executive officers and directors and upon information gathered by us about principal stockholders known to us. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 183,765,598 shares outstanding on March 1, 2013, adjusted as required by rules promulgated by the SEC. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days of March 1, 2013, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days of March 1, 2013. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2) Includes 94,129 shares held by Michael M. Morrissey and Meghan D. Morrissey, Trustees of the Morrissey Family Living Trust dated July 21, 1994, as amended. Also includes 1,453,124 shares Dr. Morrissey has the right to acquire pursuant to options exercisable and shares issuable upon vesting of restricted stock units within 60 days of March 1, 2013. Also includes 8,665 shares held by Mr. Morrissey under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(3) Includes 5,440 shares held by a family member. Also includes 1,060,624 shares Mr. Karbe has the right to acquire pursuant to options exercisable and shares issuable upon vesting of restricted stock units within 60 days of March 1, 2013. Also includes 4,996 shares held by Mr. Karbe under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(4) Includes 75,000 shares Mr. Garland has the right to acquire pursuant to options exercisable within 60 days of March 1, 2013. Also includes 1,819 shares held by Mr. Garland under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(5) Includes 713,530 shares Dr. Schwab has the right to acquire pursuant to options exercisable and shares issuable upon vesting of restricted stock units within 60 days of March 1, 2013. Also includes 5,952 shares held by Dr. Schwab under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(6) Includes 752,291 shares Ms. Simonton has the right to acquire pursuant to options exercisable and shares issuable upon vesting of restricted stock units within 60 days of March 1, 2013. Also includes 8,484 shares held by Ms. Simonton under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(7) Includes 116,250 shares Dr. Cohen has the right to acquire pursuant to options exercisable within 60 days of March 1, 2013, 1,250 of which would be subject to repurchase by us, if so exercised.

(8) Represents shares Mr. Feldbaum has the right to acquire pursuant to options exercisable within 60 days of March 1, 2013, 1,250 of which would be subject to repurchase by us, if so exercised.

(9) Represents shares Dr. Garber has the right to acquire pursuant to options exercisable within 60 days of March 1, 2013, 1,250 of which would be subject to repurchase by us, if so exercised.

(10) Includes 116,250 shares Dr. Marchesi has the right to acquire pursuant to options exercisable within 60 days of March 1, 2013, 1,250 of which would be subject to repurchase by us, if so exercised.

(11) Represents shares Dr. McCormick has the right to acquire pursuant to options exercisable within 60 days of March 1, 2013, 1,250 of which would be subject to repurchase by us, if so exercised.

(12) Includes 10,000 shares held by Fondation Santé, of which Dr. Papadopoulos is a co-trustee. Also includes 216,250 shares Dr. Papadopoulos has the right to acquire pursuant to options exercisable within 60 days of March 1, 2013, 1,250 of which would be subject to repurchase by us, if so exercised.

(13) Represents shares Dr. Poste has the right to acquire pursuant to options exercisable within 60 days of March 1, 2013, 1,250 of which would be subject to repurchase by us, if so exercised.

(14) Includes 8,963 shares held by Dr. Scangos and Leslie S. Wilson, as Trustees of The Jennifer Wilson Scangos Trust, and 8,963 shares held by Dr. Scangos and Leslie S. Wilson, as Trustees of The Katherine Wilson Scangos Trust. Also includes 2,304,998 shares Dr. Scangos has the right to acquire pursuant to options exercisable within 60 days of March 1, 2013, 1,250 of which would be subject to repurchase by us, if so exercised. Also includes 100,000 shares held by Dr. Scangos as Trustee to the Scangos 2008 Grantor Retained Annuity Trust. Also includes 5,669 shares held by Dr. Scangos under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(15) Includes 116,250 shares Dr. Willsey has the right to acquire pursuant to options exercisable within 60 days of March 1, 2013, 1,250 of which would be subject to repurchase by us, if so exercised.

(16) Represents shares Mr. Wyszomierski has the right to acquire pursuant to options exercisable within 60 days of March 1, 2013, 1,250 of which would be subject to repurchase by us, if so exercised.

(17) Total number of shares includes 3,290,709 shares of common stock held by our directors and executive officers as of March 1, 2013 and entities affiliated with such directors and executive officers. Also includes 8,203,448 shares our directors and executive officers have the right to acquire pursuant to options exercisable and shares issuable upon vesting of restricted stock units within 60 days of March 1, 2013, 12,500 of which would be subject to repurchase by us, if so exercised. Also includes 44,126 shares held by directors and executive officers under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(18) Includes 2,209,882 shares issuable upon conversion of our outstanding convertible notes. Fidelity Management & Research Company ("Fidelity") is a wholly owned subsidiary of FMR LLC and the beneficial owner of 29,028,999 of the shares reported in the table as a result of acting as the investment adviser to various investment companies (the "Funds"), including Fidelity Growth Company Fund which owns 17,309,781 of these shares. Each of FMR LLC and Edward C. Johnson 3rd, Chairman of FMR LLC, through their control of Fidelity and the Funds, has sole power to dispose of the shares. Neither FMR LLC nor Edward C. Johnson 3rd has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds' boards of trustees. The foregoing information is based solely on a Schedule 13G/A filed with the SEC on February 14, 2013, which provides information only as of December 31, 2012, and, consequently, the beneficial ownership of above-mentioned reporting persons may have changed between December 31, 2012 and March 1, 2013.

(19) These shares are beneficially owned by various investors for which Wellington Management Company, LLP ("Wellington") serves as investment advisor. Wellington reported that it has shared dispositive power over such shares and shared voting power over 14,715,284 of such shares. The foregoing information is based solely on a Schedule 13G/A filed with the SEC on February 14, 2013, which provides information only as of December 31, 2012 and, consequently, the beneficial ownership of above-mentioned reporting person may have changed between December 31, 2012 and March 1, 2013.

(20) The foregoing information is based solely on a Schedule 13G/A filed with the SEC on February 13, 2013, which provides information only as of December 31, 2012 and, consequently, the beneficial ownership of above-mentioned reporting person may have changed between December 31, 2012 and March 1, 2013.

(21) These shares are beneficially owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser. Price Associates reported that it has sole dispositive power over such shares and sole voting power over 3,028,875 of such shares. The foregoing information is based solely on a Schedule 13G/A filed with the SEC on February 8, 2013, which provides information only as of December 31, 2012 and, consequently, the beneficial ownership of above-mentioned reporting person may have changed between December 31, 2012 and March 1, 2013.

(22) Consists of 13,741,177 shares issuable upon conversion of our outstanding convertible notes, and 800,000 shares issuable upon exercise of warrants to purchase common stock, held, by Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations International Master Fund, L.P., Deerfield Private Design Fund, L.P., and Deerfield Private Design International, L.P. Deerfield Management Company, L.P. ("Deerfield"), Deerfield Mgmt, L.P. and James E. Flynn reported that they have shared voting and dispositive power over these shares. The foregoing information is based solely on a Schedule 13G/A filed with the SEC on February 14, 2013, which provides information only as of December 31, 2012 and, consequently, the beneficial ownership of above-mentioned reporting persons may have changed between December 31, 2012 and March 1, 2013.

(23) The information is based solely on a Schedule 13G/A filed with the SEC on February 6, 2013, which provides information only as of December 31, 2012 and, consequently, the beneficial ownership of the above-mentioned reporting person may have changed between December 31, 2012 and March 1, 2013.

(24) These shares are beneficially owned by Meditor Group Ltd. ("Meditor") and Meditor European Master Fund Ltd. ("MEMF"), an investment management client of Meditor. Meditor reported that it has shared voting and dispositive power over the shares with MEMF. The foregoing information is based solely on a Schedule 13G/A filed with the SEC on January 25, 2013, which provides information only as of December 31, 2012 and, consequently, the beneficial ownership of above-mentioned reporting person may have changed between December 31, 2012 and March 1, 2013.

(25) Vanguard Fiduciary Trust Company and Vanguard Investments of Australia, Ltd. are wholly owned subsidiaries of The Vanguard Group ("Vanguard") and the beneficial owners of 235,515 and 11,900 of the shares, respectively. Vanguard reported that it has sole voting power over 247,415 of such shares, sole dispositive power over 9,738,097 of such shares and shared dispositive power over 235,515 of such shares. The foregoing information is based solely on a Schedule 13G filed with the SEC on February 12, 2013, which provides information only as of December 31, 2012 and, consequently, the beneficial ownership of above-mentioned reporting person may have changed between December 31, 2012 and March 1, 2013.

EXECUTIVE OFFICERS

The following chart sets forth certain information regarding our executive officers as of March 1, 2013:

Name	Age	Position
Michael M. Morrissey, Ph.D. (1)	52	President and Chief Executive Officer
Frank L. Karbe	44	Executive Vice President and Chief Financial Officer
J. Scott Garland	44	Executive Vice President and Chief Marketing Officer
Peter Lamb, Ph.D.	52	Executive Vice President, Discovery Research and Chief Scientific Officer
Gisela M. Schwab, M.D.	56	Executive Vice President and Chief Medical Officer
Pamela A. Simonton, J.D., LL.M.	63	Executive Vice President and General Counsel

(1) Please see "Class III Directors Continuing in Office Until the 2014 Annual Meeting" in this Proxy Statement for more information about Dr. Morrissey.

Frank L. Karbe has served as Executive Vice President and Chief Financial Officer since July 2007. From February 2004 to July 2007, Mr. Karbe served as Senior Vice President, Chief Financial Officer. From 1997 to January 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group focusing on corporate finance and mergers & acquisitions in the biotechnology industry. Prior to Goldman Sachs, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Since January 2009, Mr. Karbe has served as a member of the board of directors of Tekmira Pharmaceuticals Corporation, a publicly-held biopharmaceutical company. From July 2010 to December 2011, Mr. Karbe served as a member of the board of directors of our former subsidiary, TaconicArtemis GmbH (previously known as Artemis Pharmaceuticals GmbH). Mr. Karbe holds a Diplom Kaufmann from the WHU—Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a U.S. Masters of Business Administration).

J. Scott Garland has served as Executive Vice President and Chief Commercial Officer since October 2011. Prior to joining Exelixis, from April 2002 to October 2011, Mr. Garland held positions of increasing responsibility at Genentech, Inc., most recently serving as Vice President of Genentech's Avastin franchise, where he led the U.S. sales and marketing efforts for the drug. Prior to that position, he served as Vice President, Hematology Marketing and Sales, overseeing the Rituxan franchise and as a Director on the Tarceva franchise. From July 1997 to April 2002, Mr. Garland held several positions within the sales and marketing division of Amgen, Inc. and from July 1991 to July 1995 served as a professional sales representative at Merck & Co., Inc. Mr. Garland has a Masters in Business Administration from Duke University's Fuqua School of Business and B.A. from California Polytechnic University (San Luis Obispo).

Peter Lamb, Ph.D., has served as Executive Vice President and Chief Scientific Officer since September 2009. Previously, he served as Senior Vice President, Discovery Research and Chief Scientific Officer from January 2007 until September 2009, as Vice President, Discovery Pharmacology from December 2003 until January 2007 and as Senior Director, Molecular Pharmacology and Structural Biology from October 2000 until December 2003. Prior to joining Exelixis, from June 1992 until September 2000, Dr. Lamb held positions of increasing responsibility at Ligand Pharmaceuticals, most recently serving as Director of Transcription Research. During this time, he led teams that implemented novel drug discovery approaches that led to the identification of the first small molecule activators of cytokine receptors. Dr. Lamb has held post-doctoral research fellowships at the Carnegie Institution, Department of Embryology, with Dr. S.L. McKnight and the University of Oxford with Dr. N.J. Proudfoot, working in the field of gene regulation. He has authored numerous articles in the fields of gene expression, signal transduction and oncology, and is an author on multiple issued and pending US patents. He has a Ph.D. in Molecular Biology from the ICRF/University of London and a B.A. in Biochemistry from the University of Cambridge.

Gisela M. Schwab, M.D., has served as Executive Vice President and Chief Medical Officer since January 2008. She joined Exelixis in 2006 as Senior Vice President and Chief Medical Officer. From 2002 to 2006, she held the position of Senior Vice President and Chief Medical Officer at Abgenix, Inc., a human antibody-based drug development company. She also served as Vice President, Clinical Development, at Abgenix from 1999 to 2001. Prior to working at Abgenix, from 1992 to 1999, she held positions of increasing responsibility at Amgen Inc., most recently as Director of Clinical Research and Hematology/Oncology Therapeutic Area Team Leader. Since August 2011, Dr. Schwab has served as a member of the board of directors of Topotarget A/S, a publicly-held biopharmaceutical company. Since June 2012 she has served as a member of the board of directors of Cellerant Therapeutics, Inc. a privately held biopharmaceutical company. She received her Doctor of Medicine degree from the University of Heidelberg, trained at the University of Erlangen-Nuremberg and the National Cancer Institute and is board certified in internal medicine and hematology and oncology.

Pamela A. Simonton, J.D., LL.M., has served as Executive Vice President and General Counsel since January 2008. Beginning in 2011, she is also responsible for leadership of the company's business development activities as well as oversight of facilities operations. Previously, she served as Senior Vice President, Patents and Licensing from January 2004 until December 2007. In addition, she served as Vice President of Corporate Technology Development from April 2000 through December 2003. From July 1996 to April 2000, Ms. Simonton served as Vice President, Licensing and Acquisitions for Bayer Corporation's Pharmaceutical Division. From September 1994 to July 1996, Ms. Simonton served as Vice President of Patents and Licensing for Bayer's Pharmaceutical Division, North America. Ms. Simonton is admitted to practice in California (RIHC), the District of Columbia and Florida and before the United States Patent and Trademark Office. Ms. Simonton holds a B.S. in Chemistry from Barry College, an M.S. in Physics from the University of Miami, a J.D. from Nova University and an LL.M. in Patent and Trade Regulation from George Washington University.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Executive Summary

We are committed to developing small molecule therapies for the treatment of cancer. We are focusing our proprietary resources and development and commercialization efforts exclusively on COMETRIQ™ (cabozantinib), our wholly-owned inhibitor of multiple receptor tyrosine kinases. On November 29, 2012, the U.S. Food and Drug Administration, or FDA, approved COMETRIQ for the treatment of progressive, metastatic medullary thyroid cancer, or MTC, in the United States. COMETRIQ is being evaluated in a variety of other cancer indications through a broad development program, including two ongoing phase 3 pivotal trials in metastatic castration-resistant prostate cancer, or CRPC, and two additional phase 3 pivotal trials in metastatic hepatocellular cancer and metastatic renal cell cancer that we plan to initiate in 2013. We believe COMETRIQ has the potential to be a high-quality, broadly-active and differentiated anti-cancer agent that can make a meaningful difference in the lives of patients. Our objective is to develop COMETRIQ into a major oncology franchise, and we believe that the approval of COMETRIQ for the treatment of progressive, metastatic MTC provides us with the opportunity to establish a commercial presence in furtherance of this objective.

Our compensation decisions for 2012 were significantly impacted by the approval by the FDA of COMETRIQ for the treatment of patients with progressive, metastatic MTC in the United States, which was a major milestone in the history of our company, as with this approval we moved from a company solely focused on the development of product candidates to one with a commercial product. Further, our company had performed well in most of the other areas determined to be important corporate, research and development and business goals for 2012 , which was reflected in the 2012 compensation for our Named Executive Officers (the executive officers appearing in the Summary Compensation Table following this Compensation Discussion and Analysis).

The Board and Compensation Committee took the following key actions with respect to 2012 compensation for our Named Executive Officers:

- *Salaries for Named Executive Officers.* Increased the 2012 base salaries of our Named Executive Officers by 3.5% over base salaries for 2011, consistent with increases for our other employees in 2012.
- *One-Time Special Bonuses.* Determined to pay a one-time cash bonus, including to our Named Executive Officers, as a result of the FDA approval of COMETRIQ for the treatment of progressive, metastatic MTC in the United States.
- *Annual Bonuses.* Determined to pay cash bonuses to our Named Executive Officers for 2012 performance at 100% of target bonus based on the Compensation Committee's subjective assessment of the achievement of the corporate, research and development and business goals for our company in 2012, and the performance of our Named Executive Officers in the achievement of their respective departmental and individual goals.
- *Equity Incentive Compensation.* Granted stock options to increase our Named Executive Officers equity ownership position in the company, including a portion as performance awards, in part due to the fact that many of the equity awards held by our Named Executive Officers were out-of-the-money.

Objectives of the Compensation Program

The success of development-stage biotechnology companies is significantly influenced by the quality of their work forces, and we believe that it is critical to our business that we retain our highly qualified employees, including our executive officers in particular. Despite the current economic environment, large pharmaceutical companies and strong local competitors aggressively recruit executives and other skilled employees, with the most critical positions at our company among those that are the most in demand by our competitors. In light of these circumstances, the overall objective of our compensation program is to support our business objectives by attracting, retaining and motivating the highest caliber of executives and other employees, and aligning their compensation with our business objectives and performance and with the interests of our stockholders. As discussed in further detail below, our 2012 compensation program for our Named Executive Officers consisted of, and was intended to strike a balance among, the following three principal components:

- *Base Salary.* We pay a base salary to each of our Named Executive Officers to provide an appropriate and competitive base level of current cash income.
- *Bonus.* We establish target annual cash bonuses for our Named Executive Officers, based on the seniority of the applicable position, as an incentive to encourage superior performance. Actual cash bonuses are discretionary but generally follow guidelines that take into account the achievement against pre-established company, department and, in some cases personal, objectives. We also paid a one-time cash bonus as a result of the approval of COMETRIQ for the treatment of progressive, metastatic MTC in the United States, given the significance of this achievement for our company.
- *Equity Incentive Compensation.* We grant long-term equity incentive awards designed to ensure that incentive compensation is linked to our long-term performance and to align our Named Executive Officers' performance objectives with the interests of our stockholders.

In addition, we have a Change in Control and Severance Benefit Plan in which all of our Named Executive Officers participate, as well as an employee stock purchase plan, a 401(k) Retirement Plan, and healthcare, dental and vision plans in which all of our employees are entitled to participate, including our Named Executive Officers.

The Compensation Committee has not established any formal policies or guidelines for allocating compensation between current and long-term incentive compensation, or between cash and non-cash compensation. The Compensation Committee uses its judgment to establish for each Named Executive Officer a mix of current and long-term incentive compensation, and cash and non-cash compensation, that it believes appropriate to achieve the compensation and corporate objectives described above.

Role of the Compensation Committee and Executive Officers in Compensation Decisions

The Compensation Committee is responsible for recommending to the Board approval of the compensation packages offered to our Named Executive Officers. The Compensation Committee acts on behalf of the Board in discharging the Board's responsibilities with respect to overseeing our compensation policies, plans and programs and establishing and reviewing general policies relating to compensation and benefits of our employees. The Compensation Committee also administers our 2011 Equity Incentive Plan and our other incentive plans.

For all executive compensation decisions, the Compensation Committee considers the recommendations of Dr. Morrissey, our Chief Executive Officer, and Dr. Morrissey participates in the Compensation Committee's deliberations about Named Executive Officer compensation matters other than his own. Dr. Morrissey, Laura Dillard, our Vice President, Human Resources, Pamela A. Simonton, our Executive Vice President and General Counsel, and James B. Bucher, our Vice President, Corporate Legal Affairs and Secretary, participated in discussions with the Compensation Committee regarding the 2012 compensation decisions for all employees, including the Named Executive Officers. However, none of these officers participated in the determination of his or her own compensation, nor did he or she participate in deliberations with respect thereto. Our Chief Executive Officer and other senior management also annually develop our research and development and other business goals, which are reviewed and, subject to their input, approved by the Compensation Committee and/or the Board. In determining Named Executive Officer compensation recommendations, our Chief Executive Officer solicited the input of, and received documentary support from, Ms. Dillard who was responsible for our human resources function in connection with compensation decisions for 2012. The Compensation Committee also received documentary support, including benchmark and industry data from third-party salary survey sources and a compensation consultant, both as provided by Ms. Dillard, with respect to base salaries, target annual cash bonuses and equity compensation. Except as described above, no other executive officers participated in the determination or recommendation of the amount or form of Named Executive Officer compensation.

The Compensation Committee retained the consulting firm Frederick W. Cook & Co., Inc. to compile benchmark and industry compensation data and to prepare an analysis of the compensation of our executive officers, which was provided to the Compensation Committee in August 2010. The Compensation Committee retained Frederick W. Cook & Co., Inc. in each of 2011 and 2012 principally to assist the Compensation Committee in establishing a new peer group for the Compensation Committee to use to benchmark executive officer compensation decisions. The Compensation Committee does not delegate any of its functions to others in determining executive compensation, and we do not currently engage any other consultants with respect to executive and/or director compensation matters, other than Radford, which was retained to provide benchmark and industry compensation data for our senior management.

After the Compensation Committee finalizes its recommendations regarding compensation for our Named Executive Officers, the Compensation Committee presents its recommendations to the full Board for consideration and approval or, in the case of equity awards, for review prior to approval by the Compensation Committee.

Compensation Committee Process

In setting the level of cash and equity compensation for our Named Executive Officers, the Compensation Committee typically considers various factors, including the performance of Exelixis and each Named Executive Officer during the prior year, the criticality of each Named Executive Officer's skill set, each Named Executive Officer's performance and expected future contributions, market and benchmark data for our industry and specific peer group, each Named Executive Officer's tenure and the percentage of vested versus unvested options held by each Named Executive Officer, and the incentive value of the equity awards they hold. The Compensation Committee balances each of these factors against the company's cash resources and equity award burn rate guidelines established by proxy advisory firms. When establishing each element of a Named Executive Officer's compensation, the Compensation Committee also typically takes into consideration the Named Executive Officer's historical cash and equity compensation as well as his or her total current and potential compensation.

The Compensation Committee believes that it is important when making its compensation decisions to be informed as to the current practices of comparable publicly held companies. To this end, the Compensation Committee reviews market and benchmark data, which include competitive information relating to compensation levels for comparable positions in the biotechnology and life sciences industries, as compared to the compensation levels of our Named Executive Officers.

In September 2011, Frederick W. Cook & Co., Inc. recommended to our Compensation Committee, and our Compensation Committee recommended, and our Board approved, a group of peer companies to be evaluated in connection with executive, employee and non-employee director compensation matters in late 2011 and 2012. This peer group consisted of 18 publicly-traded, U.S- based biotechnology/pharmaceutical companies that Frederick W. Cook & Co., Inc. determined to be appropriate. The market capitalizations of all of these companies ranged from 1/3 of, to 3 times, the market capitalization of Exelixis as of August 31, 2011.

This peer group comprises the following companies:

Alkermes, Inc.	Incyte Corp.	NPS Pharmaceuticals, Inc.
Ariad Pharmaceuticals Inc.	Intermune, Inc.	Onyx Pharmaceuticals, Inc.
AVEO Pharmaceuticals, Inc.	Ironwood Pharmaceuticals, Inc.	Questcor Pharmaceuticals, Inc.
Genomic Health, Inc.	Isis Pharmaceuticals Inc.	Rigel Pharmaceuticals Inc.
Geron Corp.	Lexicon Genetics Inc.	Seattle Genetics Inc.
ImmunoGen, Inc.	Nektar Therapeutics	Theravance, Inc.

In September 2012, our Compensation Committee engaged Frederick W. Cook & Co., Inc. to revise our peer group to better align the peer group with the current development stage of our company, including a late-stage compound and as of November 29, 2012, an FDA approved drug. In January 2013, Frederick W. Cook & Co., Inc. recommended to our Compensation Committee, and our Compensation Committee recommended, and in February 2013 our Board approved, a new group of peer companies to be evaluated in connection with executive, employee and non-employee director compensation matters in 2013. This peer group consisted of 18 publicly-traded, U.S- based biotechnology/pharmaceutical companies that Frederick W. Cook & Co., Inc. determined to be appropriate. This peer group varied from the 2011 peer group, with two companies having been removed from the list due to the change in the relative the size of their market capitalization to our market capitalization, and the addition of two new companies that each had one approved drug candidate. The market capitalizations of all of these companies ranged from 40% of, to 3.8 times, the market capitalization of Exelixis as of December 31, 2012.

This new peer group comprises the following companies:

Alkermes, Inc.
Arena Pharmaceuticals Inc.
Ariad Pharmaceuticals Inc.
AVEO Pharmaceuticals, Inc.
Dendreon Corporation
Genomic Health, Inc.
ImmunoGen, Inc.
Incyte Corp.
Intermune, Inc.
Ironwood Pharmaceuticals, Inc.
Isis Pharmaceuticals Inc.
Lexicon Genetics Inc.
Nektar Therapeutics
NPS Pharmaceuticals, Inc.
Questcor Pharmaceuticals, Inc.
Rigel Pharmaceuticals Inc.
Seattle Genetics Inc.
Theravance, Inc.

In the past, the Compensation Committee has benchmarked both cash compensation and equity compensation. The Compensation Committee uses Frederick W. Cook & Co., Inc. to assist it in establishing the peer group, and then our management uses Radford to provide the Compensation Committee with market compensation information using that peer group. Using this process, our Compensation Committee strives to ensure that our executive compensation program as a whole is competitive. Consistent with the Compensation Committee's philosophy of maintaining compensation levels that attract and retain the highest caliber executives, the Compensation Committee generally targets total cash and equity compensation above the 50th percentile of the peer company market. In determining the amount and mix of compensation elements and whether each element provides the correct incentives and rewards for performance consistent with our short and long-term goals and objectives, the Compensation Committee relies on its judgment about each individual rather than adopting a formulaic approach to compensatory decisions.

The Compensation Committee also takes into account the advisory vote of the company's stockholders on the compensation of the company's named executive officers for the previous year. At our annual meeting of stockholders in May 2012, our stockholders voted on whether to approve, on an advisory basis, the compensation of our named executive officers as disclosed in our proxy statement for that annual meeting. Our stockholders approved the compensation of our named executive officers for 2011 by approximately 84% of the votes entitled to be cast. Our Compensation Committee considered this vote to be an endorsement of the Compensation Committee's policies and practices and determined to continue to conduct its review of executive compensation consistent with past practice.

Elements of Compensation

Our executive compensation program consists of three principal components: base salary, annual cash bonuses, and equity incentive compensation. In 2012, we also paid a one-time special cash bonus in recognition of the special achievement of receiving FDA approval for the treatment of patients with progressive, metastatic MTC in the United States. Our Named Executive Officers are also eligible to participate, on the same basis as other employees, in our 401(k) Retirement Plan, our employee stock purchase plan and our other benefit programs generally available to all employees. Our Named Executive Officers currently do not receive any perquisites.

Base Salary. The Compensation Committee annually reviews each Named Executive Officer's base salary and generally sets such salary based on the criticality of the Named Executive Officer's skill set, the Named Executive Officer's performance and expected future contributions, the market and benchmark data for our industry and specific peer group, the Named Executive Officer's tenure, and market pressures, with each of these factors balanced against consideration of our cash resources and other elements of the Named Executive Officer's compensation.

Annual Cash Bonus. Our annual cash bonuses are intended to align the Named Executive Officers' compensation with our business objectives and performance and with the interests of our stockholders and to enable us to retain and reward executive officers who demonstrate extraordinary performance. Annual cash bonuses are discretionary. Our Compensation Committee recommends bonus targets (expressed as a percentage of base salary) based on the seniority of the applicable position and takes into account the achievement of company-wide and, other than for our Chief Executive Officer, applicable department or personal performance objectives in determining actual cash bonuses. The bonus targets are reviewed annually by the Compensation Committee. The Compensation Committee does not rigidly follow percentage allocation or other guidelines related to the portion of each Named Executive Officer's annual cash bonus that is tied to company-wide, department or personal performance components, but instead relies on a more discretionary approach based on the Compensation Committee's assessment of each Named Executive Officer's individual performance and department and company factors. Whether or not a bonus is paid for any year is within the discretion of our Board. The actual bonus awarded in any year, if any, may be more or less than the target, depending on individual performance and the achievement of our company-wide objectives, as well as other factors, including our cash resources.

The Compensation Committee has not determined whether it would attempt to recover bonuses from our executive officers if the performance objectives that led to a bonus determination were to be restated, or found not to have been met to the extent originally believed by the Compensation Committee. However, as a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002. Further, the Dodd-Frank Wall Street Reform and Consumer Protection Act requires that the Securities and Exchange Commission promulgate rules that would require, in the event we are required to restate our financial statements, that we "claw back" any bonuses paid based on financial performance that would not have been paid based on the restated financial performance. Because our cash bonuses are discretionary and are generally awarded based on non-financial performance, we do not believe that any such rules would be applicable to us.

Equity Incentives. We have granted, and intend to continue to grant, stock options and restricted stock units, and potentially other types of equity incentive awards, to align our Named Executive Officers' compensation with our long-term performance, thereby linking their compensation to the interests of our stockholders. The Compensation Committee believes that stock options are an effective equity-based tool to motivate our Named Executive Officers to aggressively pursue our long-term strategic goals because options only have value if our stock price increases over time. Stock options are also the most prevalent long-term incentive instrument at our peer companies. The Compensation Committee also believes that restricted stock units are a particularly effective retention tool, and that they also have incentive value since the value of restricted stock units increases as our stock price increases over time. Further, restricted stock units continue to have incentive value even in the event of a severe stock price decline, unlike stock options that can lose their incentive value in such an event. Restricted stock units are becoming an increasingly prevalent long-term incentive instrument at our peer companies. Because of the overall importance to our success of aggressively pursuing our strategic goals, as well as to preserve our cash resources, a significant portion of the Named Executive Officers' total compensation typically has consisted of, and is expected to continue to consist of, long-term equity-based awards.

Change in Control and Severance Benefit Plan. We have adopted a Change in Control and Severance Benefit Plan, in which all of our Named Executive Officers participate, to maintain the competitiveness of our executive compensation program and to remove an executive's potential personal bias against a takeover attempt. A description of this plan is included below under the heading "—Potential Payments Upon Termination or Change-in-Control." This plan is a double-trigger plan, in which each plan participant receives benefits under the plan only if the plan participant is terminated without cause or resigns for good reason after a change in control, rather than a single-trigger plan, in which each plan participant would receive benefits under the plan if a change in control occurs or the plan participant resigns for any reason after a change in control. In assessing whether the plan should provide for a single or double trigger, we conducted an analysis of prevailing change in control practices at our peer companies at the time of adoption in 2005. We selected the double-trigger because it protects the plan participants from post-change in control events that are not related to the plan participants' performance, encourages the plan participants to stay throughout a transition period in the event of a change in control and does not provide for benefits for a plan participant who remains with the surviving company in a comparable position.

Other Benefits. We have a 401(k) Retirement Plan in which substantially all of our employees, including our Named Executive Officers, are entitled to participate. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. We match 100% of the first 3% of employee contributions, in the form of Exelixis stock. Our employee stock purchase plan allows for qualified employees to purchase shares of our common stock at a price equal to the lower of 85% of the closing price at the beginning of the offering period or 85% of the closing price at the end of each six month purchase period. We provide health care, dental and vision benefits to all full-time employees, including our Named Executive Officers. These and other benefits are available to all employees, subject to applicable laws.

2012 Compensation Decisions

2012 Base Salaries. In January 2012, the Compensation Committee reviewed the base salaries of our Named Executive Officers and determined that in light of their performance in 2011 and the importance of these officers to the future of our company, the Compensation Committee would recommend to the Board that the base salary for each of the Named Executive Officers be increased by 3.5% over the base salary in 2011, consistent with increases in base salaries for the other employees of our company. In reaching this decision, the Compensation Committee did not engage in the benchmarking and review exercise described above in determining base salaries for 2012. Instead, the Compensation Committee determined that the achievements of the Named Executive Officers during 2011 were substantially team-based and viewed this to be the most effective way to reward performance. In February 2012, the Compensation Committee presented its recommendations to the Board, and the Board adopted these recommendations as being in the best interest of Exelixis.

2012 Special Cash Bonuses. In December 2012, the Compensation Committee recommended, and the Board approved, a special bonus to the employees of Exelixis in the aggregate amount of $1.0 million as a result of the approval by the FDA of COMETRIQ for the treatment of patients with progressive, metastatic MTC. This event was a major milestone in the history of our company, as with this event we moved from a company solely focused on the development of product candidates to one with a commercial product. The Compensation Committee made its subjective determination of the aggregate bonus amount and the bonus amount to each individual based on the recommendation of management as to the size of bonus that would be meaningful to employees to reward them for achieving this milestone given the magnitude of this event in our corporate history, as well as the relative contributions of each of our employees in achieving this milestone. The special bonus pool of $1.0 million was approximately 20% of the annual bonus pool for 2012.

2012 Annual Cash Bonuses. In January 2012, the Compensation Committee recommended, and in February 2012 the Board approved, 2012 target bonus percentages for each Named Executive Officer at the same levels as in 2011 and 2010 (45% of base salary for each Named Executive Officer other than Dr. Morrissey, whose target bonus was 60% of base salary in 2011 and 50% in 2010). The Compensation Committee's decision regarding 2012 target bonuses was based on its subjective assessment that the percentage of base salaries previously established for 2010 and 2011 had functioned well and that there was no need to reassess the appropriate level of target bonus as a percentage of base salary, and its conclusion that these levels provided the appropriate level of potential cash bonus compensation. The target bonus amounts are intended to serve only as general guidelines for awarding actual bonuses and are not designed to set formulaic payout levels.

In connection with establishing the bonus program for 2012, the Compensation Committee reviewed the research and development and business goals as presented by management to the Compensation Committee and recommended them to the Board for approval. In February 2012 the Board reviewed these goals with the Compensation Committee and management, revised the goals based on this discussion and approved these goals as appropriate goals for 2012. Further, the Board determined to assess company and management performance against these goals, and determined the portion of annual target bonus to be paid to the Named Executive Officers based on company performance against these goals. These goals consisted of:

- objectives related to our stock outperforming biotechnology indices by a specified percentage;
- goals relating to progressing COMETRIQ for the treatment of progressive, metastatic MTC, including filing a new drug application in the United States and the European Union, initiating an expanded access program and presenting for publication MTC phase 3 results;
- goals relating to cabozantinib for the treatment of metastatic CRPC and additional indications, including initiation and rapid enrollment in trials, the timing of patient screening, publications from trials, advancing a collaboration to broadly investigate cabozantinib in other indications outside of metastatic CRPC, and presenting new clinical data at major medical meetings;
- goals for preparing for the commercial launch of COMETRIQ in progressive, metastatic MTC, including setting up a distribution network and launching COMETRIQ within two months of receiving FDA approval;
- goals to end 2012 with greater than $200 million of cash;
- legal support in connection with the above; and
- other operational goals, including establishing competitive and affordable human resources programs, cultivating the company's corporate culture, and implementing IT systems initiatives.

During 2012, management reported periodically to the Compensation Committee and the Board on the status of the company's performance against these goals, including in formal meetings in February, May, September and December 2012. In January and February 2013, the Compensation Committee and the Board, respectively, evaluated our performance in relation to our 2012 goals, as well as the department and personal objectives applicable to each of the respective Named Executive Officers other than Dr. Morrissey, whose annual bonus is based solely on company performance goals. In particular, the Compensation Committee and the Board concluded that 2012 was good year of accomplishments, and noted the following achievements, in particular, in assessing our performance against company goals:

- the success in achieving FDA approval of COMETRIQ for the treatment of progressive, metastatic MTC;
- the submission to the European Medicines Agency (EMA) of a Marketing Authorization Application for COMETRIQ for the proposed indication of treatment of progressive, unresectable, locally advanced, or metastatic MTC;
- the success in raising capital during 2012, including our public offering of our common stock in February 2012 and our common stock and convertible debt in August 2012, and ending the year with $634 million of cash and cash equivalents, short- and long-term investments and short- and long-term restricted cash and investments (more than triple the amount as set forth in the goals);

- our success in advancing cabozantinib for the treatment of patients with metastatic CRPC and in other indications; and
- our progress on the other goals cited above.

The Compensation Committee noted that we had over performed on some company goals, especially on our major goals of achieving regulatory approval of COMETRIQ for the treatment of patients with progressive, metastatic MTC and in our capital raising goals, and did not fully perform on some of our other, lesser goals. The Compensation Committee did not assign any weighting of the specific company, departmental or personal goals in making its assessment of overall performance, but rather made its subjective assessment of performance against the goals on an overall basis. The Committee determined that each of the Named Executive Officers performed well in his or her respective area of responsibility and should share responsibility equally for the Company's performance in 2012. In February 2013, based on these factors and assessments, the Compensation Committee determined to recommend to the Board, and the Board approved, annual bonuses to the Named Executive Officers at 100% of their target annual bonuses. These bonuses are set forth in the Summary Compensation Table following this Compensation Discussion and Analysis.

2012 Equity Incentive Awards. In September 2012 the Compensation Committee engaged in the process of reviewing and reporting to the Board, and approving, the equity compensation awards for our Named Executive Officers for 2012. In doing so, the Compensation Committee:

- noted that virtually all of the stock option awards held by the Named Executive Officers were out-of-the-money, and that a significant portion of these awards had vested; as a result, the Compensation Committee concluded that these awards did not provide significant retentive or incentive value to our Named Executive Officers;
- determined to grant 40% of the equity awards to the Named Executive Officers as performance-based equity awards, with the performance metrics tied to the performance of cabozantinib in our clinical trials for the treatment of patients with metastatic CRPC, to provide additional incentive to advance cabozantinib toward approval for the treatment of patients with metastatic CRPC (which is a much larger potential market than progressive, metastatic MTC), noting that performance-based awards were favored by stockholders given their additional incentive value; and
- determined to target a higher percentile (75th percentile) than in previous years (60th percentile) due to (1) the performance-based aspect of the equity awards having a higher risk of not vesting than time-based equity awards, (2) the extent of the stock option awards held by the Named Executive Officers that were out-of-the-money, and (3) its desire to provide further incentive to the Named Executive Officers to advance cabozantinib toward approval for the treatment of patients with metastatic CRPC.

The Compensation Committee determined the 75th percentile of equity awards based upon compensation survey data received from Radford and presented to the Compensation Committee by management, based on of the peer group established by our Compensation Committee in September 2011. The Compensation Committee determined the appropriate allocation of 60% time-based vesting, and 40% performance-based vesting, based on its subjective determination that this was an appropriate allocation of both incentive for performance in the advancement of cabozantinib toward approval for the treatment of patients with metastatic CRPC as well as overall retentive value.

The Compensation Committee and the Board also determined that it would be appropriate to allow the Named Executive Officers to choose to take their 2012 equity incentive grants in the form of all stock options, rather than the proposed mixture of 75% stock options and 25% restricted stock units (with each restricted stock unit assigned an equivalence of three stock options). The Compensation Committee and the Board determined to allow the Named Executive Officers to make this election for a variety of reasons, including that it would provide additional incentive to any Named Executive Officer that perceived taking all of their equity grants in stock options as being of more value. All of the Named Executive Officers elected to have the equity awards be

100% stock options. Based on the Compensation Committee's subjective assessment of all of these considerations, in September 2012 the Compensation Committee, pursuant to the authority delegated to it by the Board, granted the equity incentive awards to the Named Executive Officers as set forth in the "Grants of Plan Based Awards in Fiscal 2012" table following this Compensation Discussion and Analysis.

The stock options have an exercise price of $5.555 per share, the fair market value of our common stock on the date of grant, and expire seven years from the date of grant or earlier upon termination of service with us. The time-based stock options vest as to 1/4 of the original number of shares subject to the stock options on the one-year anniversary of the grant date and thereafter as to 1/48 of the original number of shares subject to the stock options on each monthly anniversary of the grant date. The performance-based stock options vest as to 50% of the shares on performance of cabozantinib in our COMET-1 trial for the treatment of patients with metastatic CPRC, and 50% of the shares on performance of cabozantinib in our COMET-2 trial for the treatment of patients with metastatic CPRC. If the Compensation Committee concludes that the performance objectives are not achieved by a specified date, the performance-based stock options will be forfeited. Vesting of these stock options will cease upon termination of service as an employee for any reason. The Named Executive Officers are party to our Change in Control and Severance Benefit Plan, which provides for acceleration of vesting of the award in the event of certain specified change in control events involving us, for the reasons discussed above.

Compensation of the Chief Executive Officer

The Compensation Committee and the Board considered the factors and criteria described under the heading "—2012 Compensation Decisions" above in determining Dr. Morrissey's total compensation for 2012. As with the other Named Executive Officers, the Board, on the recommendation of the Compensation Committee, increased Dr. Morrissey's base salary for 2012 by 3.5% over his 2011 base salary. Consistent with the Compensation Committee's recommendation, the Board set Dr. Morrissey's target cash bonus at 60% of base salary, which was higher than the 45% target for the other Named Executive Officers due to his position as Chief Executive Officer of the company. This percentage was unchanged from 2010 and 2011 and was consistent with our past practice, including with our prior Chief Executive Officer. This percentage is also consistent with industry practice and reflects Dr. Morrissey's greater role in determining the course, and ability to influence the future, of the company. The Board, on the recommendation of the Compensation Committee, determined that Dr. Morrissey's actual bonus would be 60% of target bonus for the reasons discussed above under the heading "—2012 Cash Bonuses." The Compensation Committee granted Dr. Morrissey a stock option to purchase 402,000 shares of our common stock with time-based vesting, and 268,000 shares with performance-based vesting, which was substantially larger than our other Named Executive Officers, given his position in the company and the other factors described above.

Accounting and Tax Considerations

Under Financial Accounting Standard Board ASC Topic 718, or ASC 718, we are required to estimate and record an expense for each award of equity compensation (including stock options and restricted stock units) over the vesting period of the award. As long as stock options and restricted stock units remain as the sole components of our long-term compensation program, we expect to record stock-based compensation expense on an ongoing basis according to ASC 718. The Compensation Committee has considered, and may in the future consider, the grant of restricted stock to our executive officers in lieu of stock option grants and/or restricted stock unit awards.

Section 162(m) of the Code limits our deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is "performance-based compensation." Our Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers should be designated to qualify as "performance-based compensation." To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the Compensation Committee has not adopted a policy that requires all compensation to be deductible. However, the Compensation Committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the Compensation Committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Conclusion

It is the opinion of the Compensation Committee that the aforementioned compensation policies and elements provide the necessary incentives to properly align our performance and the interests of our stockholders while maintaining progressive, balanced and competitive executive compensation practices that enable us to attract and retain the highest caliber of executives. The Compensation Committee further believes that the aforementioned policies and elements support the company's objective of aggressively managing its expenses to preserve cash resources and ensure that those resources are appropriately dedicated towards the aggressive development of COMETRIQ, while not compromising the company's ability to retain its key executives.

Compensation Policies and Practices as They Relate to Risk Management

In 2012, the Compensation Committee reviewed our compensation policies and practices and concluded that the mix and design of these policies and practices are not reasonably likely to encourage our employees to take excessive risks. In connection with its evaluation, the Compensation Committee considered, among other things, the structure, philosophy and design characteristics of our primary incentive compensation plans and programs in light of our risk management and governance procedures, as well as other factors that may calibrate or balance potential risk-taking incentives. Based on this assessment, the Compensation Committee concluded that risks arising from our compensation policies and practices for all employees, including executive officers, are not reasonably likely to have a material adverse effect on us.

Summary of Compensation

The following table shows for the fiscal years ended December 28, 2012, December 30, 2011 and December 31, 2010 (referred to as years 2012, 2011 and 2010, respectively), compensation awarded to or paid to, or earned by, the following five executive officers of Exelixis, which we refer to as our Named Executive Officers.

Summary Compensation Table for Fiscal 2012

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	All Other Compensation ($)(5)	Total ($)
Michael M. Morrissey, Ph.D.	2012	618,682	438,286(6)	—	2,280,412	7,500	3,344,880
President and Chief	2011	601,909	216,687	—	1,535,085	4,900	2,358,581
Executive Officer	2010	544,630	—	—	—	4,900	549,530
Frank L. Karbe	2012	438,249	232,981(6)	—	697,738	—	1,368,968
Executive Vice President	2011	426,368	115,119	—	511,695	5,231	1,058,413
And Chief Financial Officer	2010	423,596	—	—	—	4,900	428,496
J. Scott Garland(7)	2012	370,032	197,770(6)	—	697,738	7,500	1,273,040
Executive Vice President and	2011	58,154	147,200	—	668,760	—	874,114
Chief Commercial Officer							
Gisela M. Schwab, M.D.	2012	430,058	269,869(6)	—	697,738	7,500	1,405,165
Executive Vice President	2011	418,399	112,968	68,750	383,771	4,900	988,788
And Chief Medical Officer	2010	415,678	—	—	—	4,900	420,578
Pamela A. Simonton, J.D.(8)	2012	395,884	209,485(6)	—	697,738	7,500	1,310,607
Executive Vice President	2011	367,376	103,991	—	511,695	4,900	987,962
And General Counsel							

(1) The compensation reflected in the Summary Compensation Table reflects a 52-week period for each of fiscal 2012, 2011 and 2010.

(2) Bonuses for services rendered during the indicated fiscal years by the Named Executive Officers are included in the Bonus column. While the Compensation Committee has established general guidelines related to bonus target amounts and the portion of each Named Executive Officer's annual cash bonus that is tied to company-wide, department or personal performance components, the Compensation Committee exercises broad discretion in determining the amount of cash bonuses and does not attempt to quantify the level of achievement of corporate goals or the extent to which each Named Executive Officer or his or her department contributed to the overall success of Exelixis. Whether or not a bonus is paid for any year is within the discretion of the Board or Compensation Committee upon delegation by the Board. Accordingly, we do not consider these annual bonuses to be Non-Equity Incentive Plan Compensation.

(3) Amounts shown in this column reflect the aggregate grant date fair value in the indicated fiscal years for restricted stock unit awards as computed in accordance with ASC 718 which uses the fair market value based on the date of grant and typically vests this expense over approximately four years. The assumptions used to calculate the value of restricted stock unit awards are set forth in Note 10 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2012 filed with the SEC on February 21, 2013.

(4) Amounts shown in this column reflect the aggregate grant date fair value in the indicated fiscal years for option awards as computed in accordance with ASC 718. The assumptions used to calculate the value of option awards are set forth in Note 10 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2012 filed with the SEC on February 21, 2013. The grant date fair values presented in the table for the performance-based option awards assume achievement of the highest level of performance conditions. There can be no assurance that

the stock option awards will ever be exercised (in which case no value will actually be realized by the executive) or that the value on exercise will be equal to the ASC 718 value shown in this column.

(5) Unless otherwise indicated, the amounts in this column consist of matching contributions made by us under our tax-qualified 401(k) Retirement Plan, which provides for broad-based employee participation.

(6) Includes a one-time special bonus paid to the Named Executive Officers in December 2012 in connection with approval by the FDA of COMETRIQ for the treatment of progressive, metastatic medullary thyroid cancer ("MTC") in the United States.

(7) Mr. Garland joined Exelixis in October 2011. Pursuant to the terms of his employment agreement, Mr. Garland received a sign-on bonus of $50,000 and a stock option to purchase 200,000 shares of our common stock. Mr. Garland's 2011 sign-on bonus was previously disclosed under the column "*All Other Compensation*" and is now being disclosed under the column "*Bonus*." 2011 total compensation for Mr. Garland remains unchanged.

(8) Ms. Simonton was not a Named Executive Officer for fiscal 2010.

Grants of Plan-Based Awards

The following table shows for the fiscal year ended December 28, 2012, certain information regarding grants of plan-based awards to the Named Executive Officers:

Grants of Plan-Based Awards in Fiscal 2012

	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards(1)(2)			All Other Option Awards: Number of Securities Underlying Options (#)(1)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(4)
		Threshold	Target	Maximum			
Michael M. Morrissey, Ph.D. ...	9/21/2012				402,000	5.555	1,368,247
	9/21/2012	134,000	268,000	268,000		5.555	912,165
Frank L. Karbe	9/21/2012				123,000	5.555	418,643
	9/21/2012	41,000	82,000	82,000		5.555	279,095
J. Scott Garland.	9/21/2012				123,000	5.555	418,643
	9/21/2012	41,000	82,000	82,000		5.555	279,095
Gisela M. Schwab, M.D.	9/21/2012				123,000	5.555	418,643
	9/21/2012	41,000	82,000	82,000		5.555	279,095
Pamela A. Simonton, J.D.	9/21/2012				123,000	5.555	418,643
	9/21/2012	41,000	82,000	82,000		5.555	279,095

(1) Each option award was granted under our 2011 Equity Plan, expires seven years from the date of grant or earlier upon termination of service and is subject to vesting acceleration as described under the caption "—Potential Payments Upon Termination or Change-in-Control" below.

(2) Each option award is tied to performance goals set by the Compensation Committee related to the performance of cabozantinib in two phase 3 pivotal clinical trials for the treatment of patients with metastatic castration-resistant prostate cancer ("CRPC") and will vest in full, in part or not at all based on achievement or non-achievement of such goals by a specified date. If the Compensation Committee concludes that a performance goal has been met by the specified date, the option award will vest with respect to that performance goal. However, if the Compensation Committee has not concluded that a performance goal has been achieved by the specified date, the option award with respect to that performance goal will be forfeited.

(3) Each option award vests as to 1/4th of the original number of shares subject to the option on the one-year anniversary of the grant date and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the grant date.

(4) Amounts shown in this column reflect the aggregate grant date fair value in fiscal year 2012 for the option award as computed in accordance with ASC 718. The assumptions used to calculate the value of option award are set forth in Note 10 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2012, filed with the SEC on February 21, 2013. There can be no assurance that the stock option award will ever be exercised (in which case no value will actually be realized by the executive) or that the value on exercise will be equal to the ASC 718 value shown in this column.

Compensation Arrangements

Change in Control and Severance Benefit Plan. Each of our Named Executive Officers is a participant in our Change in Control and Severance Benefit Plan, a description of which is included below under the heading "—Potential Payments Upon Termination or Change-in-Control." The Change in Control and Severance Benefit Plan supersedes all severance and stock option vesting acceleration arrangements between Exelixis and the Named Executive Officers, including all such arrangements originally provided for under their respective offer letters or employment agreements.

Annual Cash Bonuses. Each year the Compensation Committee considers payment of annual cash bonuses to Named Executive Officers for services rendered in the past year. While the Compensation Committee has established general guidelines related to bonus target amounts and the portion of each Named Executive Officer's annual cash bonus that is tied to company-wide, department or personal performance components, the Compensation Committee exercises broad discretion in determining the amount of cash bonuses and does not attempt to quantify the level of achievement of corporate goals or the extent to which each Named Executive Officer or his or her department contributed to the overall success of Exelixis. Accordingly, we do not consider these bonuses to be "Non-Equity Incentive Plan Compensation" within the meaning of SEC rules. The bonus targets for the year ended December 28, 2012 were $373,786 for Dr. Morrissey, $198,581 for Mr. Karbe, $167,670 for Mr. Garland, $194,869 for Dr. Schwab and $179,385 for Ms. Simonton. Whether or not a bonus is paid for any year is within the discretion of the Board or Compensation Committee upon delegation by the Board. The actual bonus awarded in any year, if any, may be more or less than the target, depending on individual performance and the achievement of our company-wide objectives. In awarding bonuses, the Compensation Committee also reviews total cash compensation (base salary and bonus) awarded to similarly situated executive officers at our peer companies. The actual cash bonus award earned for the year ended December 28, 2012 for each Named Executive Officer is set forth in the Summary Compensation Table above. For a description of the bonuses to Named Executive Officers under our compensation program, see "—Compensation Discussion and Analysis" above.

Special One-Time Cash Bonus. In December 2012, the Compensation Committee recommended, and the Board approved, a special bonus to the employees of Exelixis in the aggregate amount of $1.0 million as a result of the approval by the FDA of COMETRIQ for the treatment of patients with progressive, metastatic MTC. The actual special one-time cash bonus award paid to each Named Executive Officer was: $64,500 for Dr. Morrissey; $34,400 for Mr. Karbe; $30,100 for Mr. Garland; $75,000 for Dr. Schwab; and $30,100 for Ms. Simonton. For more information regarding the special one-time cash bonus award, see "—Compensation Discussion and Analysis" above.

Stock Awards and Option Awards. Our 2011 Equity Plan provides for the grant of restricted stock units and compensatory stock options to our Named Executive Officers and other employees. We have historically granted only time-based stock options to our Named Executive Officers. However, we changed this practice in 2012 by granting a combination of time-based and performance-based stock options to our Named Executive Officers to keep our management team focused on certain shorter-term objectives that we believe will further our longer-term business strategy.

The exercise price for both the time-based stock options and performance-based stock options granted on September 21, 2012 is $5.555, the closing price of Exelixis' common stock on the grant date. The time-based options granted vest as to 1/4th of the original number of shares subject to the option on September 21, 2013, and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary thereafter until fully vested on September 21, 2016. The performance-based stock options are tied to performance goals set by the Compensation Committee related to the performance of cabozantinib in two phase 3 pivotal clinical trials for the treatment of patients with metastatic CRPC and will vest in full, in part or not at all based on achievement or non-achievement of such goals by a specified date. If the Compensation Committee concludes that a performance goal has been met by the specified date, the portion of the option award tied to that performance goal will vest. However, if the Compensation Committee does not conclude that a performance goal has been achieved by the specified date, the portion of the option award tied to that performance goal will be forfeited.

The time-based stock options and performance-based stock options expire on September 20, 2019, unless they are forfeited or expire earlier upon termination of continuous service. As a general matter, the vested portion of options granted to our Named Executive Officers will expire three months after each Named Executive Officer's termination of continuous service, subject to extension in certain termination situations as described under "—Potential Payments Upon Termination or Change-in-Control" below.

The restricted stock unit award granted on September 28, 2011 vested as to 1/4th of the original number of shares subject to the restricted stock unit award on November 15, 2012 and will continue to vest thereafter as to 1/4th of the original number of shares subject to the restricted stock unit award on each succeeding November 15th thereafter until fully vested. Vested shares will be delivered on the applicable vesting date, provided that delivery may be delayed pursuant to the terms of the award agreement. There were no restricted stock unit awards granted to Named Executive Officers during 2012.

Events that can accelerate the vesting of Exelixis' stock options and restricted stock units are also described below under "—Potential Payments Upon Termination or Change-in-Control". For more information regarding grants of restricted stock units and stock options to our Named Executive Officers, please see "—Compensation Discussion and Analysis" above

Other Compensatory Arrangements. Please see "Compensation Discussion and Analysis—Elements of Compensation—Other Benefits" above for a description of other executive compensatory arrangements, including our 401(k) Retirement Plan and other benefits.

Outstanding Equity Awards at Fiscal Year–End

The following table shows certain information regarding outstanding equity awards at December 28, 2012 for the Named Executive Officers.

Outstanding Equity Awards at December 28, 2012

		Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Michael M. Morrissey, Ph.D.	12/10/2003	150,000	0		6.27	12/9/2013		
	12/13/2004	100,000	0		8.92	12/12/2014		
	12/12/2005	300,000	0		8.90	12/11/2015		
	12/8/2006	200,000	0		8.99	12/7/2016		
	12/6/2007	200,000	0		9.91	12/5/2017		
	12/16/2008	50,000	0		5.04	12/15/2018		
	2/26/2009	23,958	1,042(4)		4.42	2/25/2019		
	12/9/2009	225,000	75,000(5)		7.18	12/8/2019		
	12/9/2009						15,625(6)	70,469
	9/28/2011	140,625	309,375(7)		5.50	9/27/2018		
	9/21/2012	0	402,000(8)		5.555	9/20/2019		
	9/21/2012			268,000(9)	5.555	9/20/2019		
Frank L. Karbe	2/15/2004	200,000	0		8.00	2/14/2014		
	2/24/2004	25,000	0		8.18	2/23/2014		
	12/13/2004	85,000	0		8.92	12/12/2014		
	12/12/2005	200,000	0		8.90	12/11/2015		
	12/8/2006	100,000	0		8.99	12/7/2016		
	7/9/2007	60,000	0		11.93	7/8/2017		
	12/6/2007	100,000	0		9.91	12/5/2017		
	12/16/2008	50,000	0		5.04	12/15/2018		
	2/26/2009	23,958	1,042(4)		4.42	2/25/2019		
	12/9/2009	140,625	46,875(5)		7.18	12/8/2019		
	12/9/2009						9,766(6)	40,045
	9/28/2011	46,875	103,125(7)		5.50	9/27/2018		
	9/21/2012	0	123,000(8)		5.555	9/20/2019		
	9/21/2012			82,000(9)	5.555	9/20/2019		
J. Scott Garland	10/20/2011	58,333	141,667(10)		5.47	10/19/2018		
	9/21/2012	0	123,000(8)		5.555	9/20/2019		
	9/21/2012			82,000(9)	5.555	9/20/2019		
Gisela M. Schwab, M.D.	9/1/2006	175,000	0		9.73	8/31/2016		
	12/8/2006	44,000	0		8.99	12/7/2016		
	12/6/2007	200,000	0		9.91	12/5/2017		
	12/16/2008	50,000	0		5.04	12/15/2018		
	2/26/2009	23,958	1,042(4)		4.42	2/25/2019		
	12/9/2009	157,500	52,500(5)		7.18	12/8/2019		
	12/9/2009						10,938(6)	49,330
	9/28/2011	35,156	77,344(7)		5.50	9/27/2018		
	9/28/2011						9,375(11)	42,281
	9/21/2012	0	123,000(8)		5.555	9/20/2019		
	9/21/2012			82,000(9)	5.555	9/20/2019		

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Pamela A. Simonton, J.D. ...	12/10/2003	22,917	0		6.27	12/9/2013		
	12/13/2004	70,000	0		8.92	12/12/2014		
	12/12/2005	200,000	0		8.90	12/11/2015		
	12/8/2006	75,000	0		8.99	12/7/2016		
	12/6/2007	100,000	0		9.91	12/5/2017		
	12/16/2008	50,000	0		5.04	12/15/2018		
	2/26/2009	23,958	1,042(4)		4.42	2/25/2019		
	12/9/2009	135,000	45,000(5)		7.18	12/8/2019		
	12/9/2009						9,375(6)	42,281
	9/28/2011	46,875	103,125(7)		5.50	9/27/2018		
	9/21/2012	0	123,000(8)		5.555	9/20/2019		
	9/21/2012			82,000(9)	5.555	9/20/2019		

(1) Option awards granted prior to January 26, 2010 were issued under our 2000 Equity Incentive Plan (the "2000 Equity Plan"), expire ten years from the date of grant or earlier upon termination of service and vest as to 1/4th of the original number of shares subject to the option on the one-year anniversary of the vesting commencement date and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date. Option awards granted after May 18, 2011, were issued under our 2011 Equity Plan, are either subject to time-based vesting or performance-based vesting and expire seven years from the date of grant or earlier upon termination of continuous service. Option awards granted after May 18, 2011 and subject to time-based vesting, vest as to 1/4th of the original number of shares subject to the option on the one-year anniversary of the vesting commencement date and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date. Option awards granted after May 18, 2011 and subject to performance-based vesting, vest in full, in part or not at all based on achievement of certain clinical goals set by the Compensation Committee as described below in Footnote 9. There were no option awards granted to Named Executive Officers between January 26, 2010 and May 18, 2011. Vesting of all options issued to our Named Executive Officers are subject to acceleration as described under the caption "—Potential Payments Upon Termination or Change-in-Control" below.

(2) Restricted stock unit awards granted prior to January 26, 2010 were issued under our 2000 Equity Plan. Restricted stock unit awards granted after May 18, 2011, were issued under our 2011 Equity Plan. There were no restricted stock unit awards granted to Named Executive Officers between January 26, 2010 and May 18, 2011. Vested shares will be delivered to the Named Executive Officer on the applicable vesting date, provided that delivery may be delayed pursuant to the terms of the award agreement. Vesting of all restricted stock unit awards issued to our Named Executive Officers is subject to acceleration as described under the caption "—Potential Payments Upon Termination or Change-in-Control" below.

(3) For purposes of determining market value, we assumed a stock price of $4.51, the closing sale price per share of our common stock on December 28, 2012, the last business day of our last fiscal year.

(4) Options vest as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of February 26, 2013 (assuming that such options are not accelerated).

(5) Options vest as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of December 9, 2013 (assuming that such options are not accelerated).

(6) Restricted stock units vest as to 1/16th of the original number of shares subject to the restricted stock unit award on each May 15th, August 15th, November 15th and February 15th, with a final vesting date of February 15, 2014 (assuming that such restricted stock units are not accelerated).
(7) Options vest as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of September 28, 2015 (assuming that such options are not accelerated).
(8) Options vest as to 1/4th of the original number of shares subject to the option on the one-year anniversary of the vesting commencement date and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of September 21, 2016 (assuming that such options are not accelerated).
(9) Options are tied to performance goals set by the Compensation Committee related to the performance of cabozantinib in two phase 3 pivotal clinical trials for the treatment of patients with metastatic CRPC and will vest in full, in part or not at all based on achievement or non-achievement of such goals by a specified date. If the Compensation Committee concludes that a performance goals has been met by a specified date, the portion of the option award tied to that performance goal option award will vest. However, if the Compensation Committee does not concluded that the performance goals has been achieved by the specified date, the portion of the option award tied to that performance goal will be forfeited.
(10) Options vest as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of October 20, 2015 (assuming that such options are not accelerated).
(11) Restricted stock units vest as to 1/4th of the original number of shares subject to the restricted stock unit award on each November 15th with a final vesting date of November 15, 2015 (assuming that such restricted stock units are not accelerated).

Option Exercises and Stock Vested Table

The following table includes certain information with respect to vested stock awards held by the Named Executive Officers during the fiscal year ended December 28, 2012. No stock options held by Named Executive Officers were exercised during the fiscal year ended December 28, 2012.

Stock Vested in Fiscal 2012

	Stock Awards	
Name	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)(3)
Michael M. Morrissey, Ph.D.	12,500(1)	63,313
Frank L. Karbe	7,812(1)	38,943
J. Scott Garland	—	—
Gisela M. Schwab, M.D.	8,750(1)	43,619
	3,125(2)	14,719
Pamela A. Simonton, J.D.	7,500(1)	37,388

(1) The restricted stock unit award was granted on December 9, 2009 and vested as to 1/16th of the original number of shares subject to the restricted stock unit award on February 15, 2012, May 15, 2012, August 15, 2012 and November 15, 2012.
(2) The restricted stock unit award was granted on September 28, 2011 and vested as to 1/4th of the original number of shares subject to the restricted stock unit award on November 15, 2012.
(3) "Value Realized on Vesting" is based on the fair market value of our common stock on the applicable vesting date and does not necessarily reflect proceeds actually received by the Named Executive officers. The market value of these awards is based on the closing price of Exelixis' common stock on the vesting dates.

Potential Payments Upon Termination or Change-in-Control

In December 2005, the Board, upon recommendation of the Compensation Committee, adopted a Change in Control and Severance Benefit Plan that provides for certain severance benefits to our officers in connection with specified termination events. Eligible plan participants may include any employee having a rank of vice president or above, which includes the Named Executive Officers. We amended our Change in Control and Severance Benefit Plan in December 2008 and again in December 2010 to bring the plan into compliance with Section 409A of the Code and other rules governing such plans.

If a Named Executive Officer's employment terminates due to an involuntary termination without cause or a constructive termination (a "Covered Termination") during a period starting one month prior to and ending 13 months following a change in control (a "Change in Control Termination"), then the Named Executive Officer would be entitled to the following benefits under the plan:

- a cash payment paid in installments pursuant to our regularly scheduled payroll periods equal to the sum of the Named Executive Officer's base salary and target bonus for (i) 18 months for Named Executive Officers (other than the Chief Executive Officer) and (ii) 24 months for the Chief Executive Officer;
- the vesting of up to all of the Named Executive Officer's options and restricted stock units will accelerate in full and the exercise period of such options will be extended to the later of (i) 12 months after the change in control and (ii) the post-termination exercise period provided for in the applicable option agreement; the plan also provides that any reacquisition or repurchase rights held by us in respect of common stock issued or issuable pursuant to any stock awards granted under our 2000 Equity Plan and 2011 Equity Plan shall lapse;
- payment of COBRA premiums, or the cash equivalent thereof, for any health, dental or vision plan sponsored by Exelixis for a period of up to (i) 18 months for Named Executive Officers (other than the Chief Executive Officer) and (ii) 24 months for the Chief Executive Officer; and
- payment of outplacement services for (i) 18 months for Named Executive Officers (other than the Chief Executive Officer), subject to a $30,000 limit and (ii) 24 months for the Chief Executive Officer, subject to a $50,000 limit.

In the event of a Covered Termination of any Named Executive Officer, including the Chief Executive Officer, that is not also a Change in Control Termination, the Named Executive Officer would be entitled to receive a cash severance benefit under the plan equal to six months of base salary paid in installments pursuant to our regularly scheduled payroll periods. In such circumstances, we would also pay for a period of up to six months the Named Executive Officer's COBRA premiums, or the cash equivalent thereof, for any health, dental or vision plan that we sponsored and that the Named Executive Officer is enrolled in. However, the Named Executive Officer would not be entitled to any vesting acceleration benefits by virtue of such termination.

The payments and benefits described above are subject to certain reductions and offsets if, for example, the Named Executive Officer received other severance benefits from us pursuant to a written employment agreement. In addition, if any of the severance benefits payable under the plan would constitute a "parachute payment" subject to the excise tax imposed by Section 4999 of the Code, a Named Executive Officer may receive a reduced amount of the affected severance benefits (the plan does not provide for the gross up of any excise taxes imposed by Section 4999 of the Code). No Named Executive Officer would receive benefits under the plan if (i) the Named Executive Officer has entered into an individually negotiated employment agreement that provides for severance or change in control benefits, (ii) the Named Executive Officer voluntarily terminates employment with us to accept employment with another entity that is controlled by us or is otherwise affiliated with us or (iii) the Named Executive Officer does not confirm in writing that he or she is subject to agreements with us relating to proprietary and confidential information. In addition, as a general matter, to be eligible to receive benefits under the plan and if requested by Exelixis, a Named Executive Officer must execute a general waiver and release of claims, and such release must become effective in accordance with its terms.

Pursuant to both our 2000 Equity Plan and 2011 Equity Plan, in the event of an asset sale, merger or consolidation in which we are not the surviving corporation, or a reverse merger in which we are the surviving corporation but our common stock is converted by virtue of the merger into other property, then any surviving or acquiring corporation may assume outstanding stock awards or substitute similar stock awards for those under the plan. If any surviving or acquiring corporation refuses to assume such outstanding stock awards or substitute similar stock awards, stock awards held by participants whose service has not terminated will be accelerated in full. In addition, if any person, entity or group acquires beneficial ownership of more than 50% of our combined voting power, then stock awards held by participants whose service has not terminated will be accelerated in full.

The following table sets forth the potential severance payments and benefits under our Change in Control and Severance Benefit Plan to which the Named Executive Officers would be entitled in connection with specified termination events, as if such Named Executive Officers' employment terminated as of December 28, 2012, the last business day of our last fiscal year. In addition, the table sets forth the amounts to which the Named Executive Officers would be entitled under our 2000 Equity Plan and our 2011 Equity Plan either (i) in connection with a change in control transaction in which the successor corporation did not assume or substitute outstanding stock awards, or (ii) an entity or group acquired more than 50% of our combined voting power, in each case, as of December 28, 2012. There are no other agreements, arrangements or plans that entitle any Named Executive Officers to severance, perquisites or other enhanced benefits upon termination of employment, other than certain extensions of the termination date to avoid violation of registration requirements under the Securities Act of 1933, as amended, or for the Named Executive Officer's death or disability.

Potential Payments Upon Termination or Change-in-Control Table

Name	Benefit	Change in Control and Severance Benefit Plan: Involuntary Termination Without Cause or Constructive Termination in Connection with a Change of Control ($)(1)	Change in Control and Severance Benefit Plan: Involuntary Termination Without Cause or Constructive Termination Not in Connection with a Change in Control ($)(2)	2000 Equity Plan / 2011 Equity Plan: Certain Change of Control Transactions without Termination ($)(3)
Michael M. Morrissey, Ph.D.	Base Salary	1,245,953	311,488	
	Bonus	747,572		
	Vesting Acceleration(4)	72,719		72,719
	COBRA Payments	37,892	9,473	
	Outplacement Services	50,000		
Benefit Total		2,154,136	320,961	72,719
Frank L. Karbe	Base Salary	661,937	220,646	
	Bonus	297,872		
	Vesting Acceleration(4)	46,295		46,295
	COBRA Payments	28,419	9,473	
	Outplacement Services	30,000		
Benefit Total		1,064,523	230,119	46,295
J. Scott Garland	Base Salary	558,900	186,300	
	Bonus	251,505		
	Vesting Acceleration(4)	0		0
	COBRA Payments	48,169	16,056	
	Outplacement Services	30,000		
Benefit Total		888,574	202,356	0
Gisela M. Schwab, M.D.	Base Salary	649,565	216,522	
	Bonus	292,304		
	Vesting Acceleration(4)	93,862		93,862
	COBRA Payments	31,195	10,398	
	Outplacement Services	30,000		
Benefit Total		1,096,926	226,920	
Pamela A. Simonton, J.D.	Base Salary	597,949	199,316	
	Bonus	269,077		
	Vesting Acceleration(4)	44,531		44,531
	COBRA Payments	15,338	5,113	
	Outplacement Services	30,000		
Benefit Total		956,895	204,429	44,531

(1) These benefits would be payable under the Change in Control and Severance Benefit Plan if the involuntary termination without cause or constructive termination occurred during a period starting one month prior to and ending 13 months following the change in control.

(2) These benefits would be payable under the Change in Control and Severance Benefit Plan if the involuntary termination without cause occurred more than one month before the change in control or if the termination without cause or a constructive termination occurred more than 13 months following the change in control.

(3) These benefits would be payable under the 2000 Equity Plan and/or 2011 Equity Plan if either (i) a successor corporation does not assume outstanding stock awards in a change of control transaction or (ii) a

person, entity or group acquires beneficial ownership of more than 50% of our combined voting power, and, in each case, the Named Executive Officers do not terminate employment in connection with such a transaction or event.

(4) Assumes that the triggering event occurred on December 28, 2012, the last day of our last fiscal year, when the closing sale price per share of our common stock was $4.51. The amount of the vesting acceleration is determined by: (i) aggregating for all accelerated options, the amount equal to (A) the excess of $4.51 over the relevant exercise price of the option, multiplied by (B) the number of shares underlying unvested options at such exercise price as of December 28, 2012 and (ii) aggregating for all accelerated restricted stock units, the amount equal to (X) $4.51 multiplied by (Y) the number of shares underlying the unvested restricted stock units. There can be no assurance that a similar triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at a time when our closing sale price is different.

Certain Relationships And Related Party Transactions

Indemnification Agreements

As permitted by Delaware law, our Certificate of Incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of duty of loyalty to us or our stockholders;
- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
- unlawful payment of dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

Our Bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by Exelixis, arising out of such person's services as a director or executive officer with respect to Exelixis, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Policies and Procedures with Respect to Related Party Transactions

The Board recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interests. In December 2006, the Board adopted a Statement of Policy with respect to transactions entered into with related parties. Under this policy, the Audit Committee has been tasked with responsibility to review and approve related party transactions. The policy provides that management shall present related party transactions to the Audit Committee for approval. The policy does not prevent management from entering into any related party transaction without prior approval of the Audit Committee, so long as such related party transaction is thereafter presented to the Audit Committee for ratification. If ratification is not forthcoming, then management shall make all reasonable efforts to cancel or annul such transaction.

Under the policy, a "related party" includes: any senior officer (including each executive officer or officer subject to Section 16 of the Securities Exchange Act of 1934, as amended) or director of Exelixis; a person who is an immediate family member of a senior officer, director or director nominee; a security holder who is known to own of record or beneficially more than 5% percent of any class of our securities; a person who is an immediate family member of such security holder; or an entity which is owned or controlled by one of the aforementioned persons, or an entity in which one of the aforementioned persons has a substantial ownership interest in or control over such entity.

All related party transactions shall be disclosed in our applicable filings with the SEC as required under SEC rules.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities of Exelixis. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 28, 2012, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are stockholders will be "householding" proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker or direct your written request to Investor Relations, Exelixis, Inc., 210 East Grand Avenue, South San Francisco, California 94080 or contact Exelixis, Inc., Investor Relations at (650) 837-7000. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

FORM 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended December 28, 2012, including the consolidated financial statements, schedules and list of exhibits, and any particular exhibit specifically requested, is available without charge upon written request to: Investor Relations, Exelixis, Inc., 210 East Grand Avenue, South San Francisco, California 94080.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



JAMES B. BUCHER
Vice President, Corporate Legal Affairs
and Secretary

South San Francisco, California
April 10, 2013